AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

10 January 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

03003579

SUPPL

03 JAN 16

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 8 January 2003, Re : Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad, Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring;

b) General Announcement dated 9 January 2003, Re : Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad, Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring;

c) General Announcement dated 9 January 2003, Re : Notice of Extraordinary General Meeting;

d) General Announcement dated 9 January 2003, Re : Amsteel Corporation Berhad - i) Proposed disposal of 150,000 ordinary shares of RM1.00 each representing 100% equity interest Optima Jaya Sdn Bhd ("OJSB"), a wholly-owned subsidiary of Amsteel to SCB Developments Berhad ("SCB") for a consideration of RM150,000 to be settled pursuant to proposal (iii) below; ii) Proposed assumption of certain liabilities of OJSB by Amsteel amounting to RM112,681,542 and waiver by Amsteel of RM87,244,640 owing by OJSB to Amsteel; and iii) Proposed settlement by SCB of the consideration for the Proposed Disposal of RM150,000 and the net aggregate amount of RM113,850,000 owing by OJSB to Amsteel via a cash payment of RM10,000,500 and the balance of RM103,999,500 by an issue of 23,111,000 new ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share; and

e) Circular to Shareholders dated 9 January 2003 in connection with the Proposed Corporate and Debt Restructuring Exercises for the Amsteel Corporation Berhad Group of Companies

Please contact the undersigned if you have any query.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.

Form Version 2.0

General Announcement

Reference No **MM-030102-52950**

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not applicable**
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Tan Kong Han**
* Designation	:	**Senior General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LLB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")
PROPOSED CORPORATE AND DEBT RESTRUCTURING

* **Contents :-**

1. The Board of Directors of LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") announce that revisions have been made to the following proposals within the proposed corporate and debt restructuring exercises of the Lion Group ("Proposed GWRS"):

1.1 It is proposed that ACB acquires the remaining 30% equity interest in Akurjaya Sdn Bhd ("Akurjaya") from Horizon Towers Sdn Bhd ("Horizon Towers") for RM385.51 million as opposed to RM395.1 million as per the revision set by the Securities Commission ("SC"), vide SC's letter dated 9 July 2002. The revised purchase consideration shall be fully satisfied by the issuance of 385.51 million new ordinary shares of RM1.00 each in ACB ("ACB Share") at RM1.05 per share instead of 399.28 million new ACB Shares at RM1.00 per ACB Share;

1.2 It is proposed that Umatrac Enterprises Sdn Bhd ("Umatrac"), a subsidiary of ACB, acquires an aggregate 27% equity interest in Hiap Joo Chong Realty Sdn Bhd held from Teck Bee Mining (M) Sdn Bhd ("Teck Bee Mining") and LCB for an aggregate purchase consideration of RM3.65 million as opposed to RM3.83 million. The revised purchase consideration payable to Teck Bee Mining of RM1.825 million shall be satisfied by the issuance of 1.825 million new ACB Shares at RM1.05 per ACB Share, as opposed to 1.915 million new ACB Shares, whilst the revised purchase consideration payable to LCB of RM1.825 million (as opposed to RM1.915 million), shall be set-off against the net inter-company indebtedness owing by the LCB Group to the ACB Group; and

1.3 It is proposed that LCB acquires the 419,260,981 ACB Shares (as opposed to 415,473,669) from Tan Sri William H.J. Cheng ("TSWC") and parties deemed connected to TSWC and Datuk Cheng Yong Kim ("DAC") for RM419.26 million (as opposed to RM434.58 million). The revised consideration shall be satisfied by the issuance of 399,296,172 new ordinary shares of RM1.00 each in LCB ("LCB Shares") at RM1.05 per LCB Share.

Form Version 2.0

General Announcement

Reference No **MM-030108-67120**

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not applicable**
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")
PROPOSED CORPORATE AND DEBT RESTRUCTURING

* **Contents :-**

1. The Board of Directors of LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") announce that following an application by the Lion Group, the Securities Commission has extended the deadline for the Lion Group to complete the proposed corporate and debt restructuring exercises ("Proposed GWRS") to 9 April 2003.

2. With reference to the settlement of the purchase consideration for 30% equity interest in Akurjaya Sdn Bhd of RM385.51 million payable to Horizon Towers Sdn Bhd and the purchase consideration for 13.5% equity interest in Hiap Joo Chong Realty Sdn Bhd of RM1.825 million payable to Teck Bee Mining (M) Sdn Bhd, both said considerations shall be fully satisfied by an issue of new ordinary shares of RM1.00 each in ACB at an issue price of RM1.00 per share, as opposed to RM1.05 per share announced on 8 January 2003.

3. Shareholders and potential investors are requested to refer to the announcements dated 5 July 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002, 19 July 2002, 10 October 2002, 28 November 2002 and 8 January 2003 for further details of the Proposed GWRS.

This announcement is dated 9 January 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RHB Sakura Merchant Bankers Bhd (19663-P)

2. Shareholders and potential investors are requested to refer to the announcements dated 5 July 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002, 19 July 2002, 10 October 2002 and 28 November 2002 for further details of the Proposed GWRS.

Unquote

This announcement is dated 8 January 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Reference No MM-030109-67073

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not applicable**
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad ("Amsteel")

(i) Proposed disposal of 150,000 ordinary shares of RM1.00 each representing 100% equity interest in Optima Jaya Sdn Bhd ("OJSB"), a wholly-owned subsidiary of Amsteel to SCB Developments Berhad ("SCB") for a consideration of RM150,000 to be settled pursuant to proposal (iii) below ("Proposed Disposal");

(ii) Proposed assumption of certain liabilities of OJSB by Amsteel amounting to RM112,681,542 and waiver by Amsteel of RM87,244,640 owing by OJSB to Amsteel; and

(iii) Proposed settlement by SCB of the consideration for the Proposed Disposal of RM150,000 and the net aggregate amount of RM113,850,000 owing by OJSB to Amsteel via a cash payment of RM10,000,500 and the balance of RM103,999,500 by an issue of 23,111,000 new ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share

collectively referred to as the "Proposals"

* **Contents :-**

The Board of Directors of Amsteel announces that following an application by Amsteel, the Securities Commission has extended the deadline for Amsteel to complete the Proposals to 28 February 2003.

Shareholders are advised to refer to Amsteel's announcements dated 20 June 2001, 8 February 2002, 7 August 2002, 13 September 2002 and 14 October 2002 for further information on the Proposals.

This announcement is dated 9 January 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RHB Sakura Merchant Bankers (19663-P)

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **09-01-2003 05:51:15 PM**
Reference No **AA-030109-60EFC**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Amsteel Corporation Berhad ("ACB"/the "Company") will be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 9.00 a.m. for the purpose of considering and, if thought fit, passing the following Special Resolution 1 and Ordinary Resolutions 1 to 6 inclusive:

SPECIAL RESOLUTION 1 – PROPOSED CAPITAL RECONSTRUCTION FOR ACB

THAT subject to the confirmation by the High Court of Malaya ("the Court"), approval be and is hereby given for the capital of the Company to be altered in the following manner ("Proposed Capital Reconstruction for ACB"):

(a) the nominal value of each of the issued and unissued ordinary shares in the capital of the Company be reduced from RM0.50 to RM0.20 so that the authorised share capital is reduced from RM1,000,000,000 divided into 2,000,000,000 ordinary shares of RM0.50 each to RM400,000,000 divided into 2,000,000,000 ordinary shares of RM0.20 each and the issued and fully paid-up share capital is reduced from RM629,796,500.50 divided into 1,259,593,001 ordinary shares of RM0.50 each to RM251,918,600.20 divided into 1,259,593,001 ordinary shares of RM0.20 each;

(b) the credit of RM377,877,900.30 arising from the said capital reduction will be utilised to reduce the audited consolidated accumulated losses of the Company;

(c) four new ordinary shares of RM0.20 each be allotted and issued to Wang Wing Ying (or such other person as the Directors of the Company may nominate) at par for cash, so that the issued and fully paid-up share capital of the Company be increased from RM251,918,600.20 to RM251,918,601.00 divided into 1,259,593,005 ordinary shares of RM0.20 each;

(d) the 1,259,593,005 issued ordinary shares of RM0.20 each in the capital of the Company be consolidated in such manner that every five of the said shares shall constitute one issued ordinary share of RM1.00 each upon which the sum of RM1.00 shall be credited as having been fully paid-up ("Consolidated Shares") thereby consolidating 1,259,593,005 ordinary shares of RM0.20 each into 251,918,601 ordinary shares of RM1.00 each and the Consolidated Shares which represent fractions of shares in the Company shall be disregarded and dealt with in such manner as the Directors in their absolute discretion think fit and expedient; and

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

(e) the 740,406,995 unissued ordinary shares of RM0.20 each in the capital of the Company be consolidated in such manner that every five of the said shares shall constitute one unissued ordinary share of RM1.00 each thereby consolidating 740,406,995 unissued ordinary shares of RM0.20 each into 148,081,399 unissued ordinary shares of RM1.00 each;

AND THAT the Directors be and are hereby authorised to do all such acts and things and execute all necessary documents to give full effect to the Proposed Capital Reconstruction for ACB with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Capital Reconstruction for ACB.

ORDINARY RESOLUTION 1 – PROPOSED CORPORATE TRANSACTIONS

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 2, 3, 5 and 6 and subject to the approvals from the regulatory authorities, approval be and is hereby given for the Company and its subsidiaries to undertake the following proposed corporate transactions pursuant to the Proposed ACB Scheme (as defined in the circular to shareholders dated 9 January 2003 ("Circular")) (collectively "Proposed Corporate Transactions"):

(a) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and four Supplemental Share Sale Agreements dated 19 October 2000, 8 October 2001, 26 March 2002 and 7 January 2003 respectively, the Company to acquire the remaining 30% equity interest in Akurjaya Sdn Bhd ("Akurjaya") comprising 19,050,000 ordinary shares of RM1.00 each from Horizon Towers Sdn Bhd for a total purchase consideration of RM385.51 million to be satisfied by the issuance of 385.51 million new ordinary shares of RM1.00 each in the Company ("ACB Shares") at RM1.00 per share which shall rank *pari passu* in all respects with the then existing ordinary shares in ACB save for any dividends, rights, allotments or other distributions, the entitlement date for which is before the date of allotment of the new ACB Shares;

(b) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and four Supplemental Share Sale Agreements dated 19 October 2000, 8 October 2001, 26 March 2002 and 7 January 2003 respectively, Umatrac Enterprises Sdn Bhd ("Umatrac") to acquire the remaining 27% equity interest in Hiap Joo Chong Realty Sdn Bhd ("Hiap Joo Chong") comprising 270,000 ordinary shares of RM1.00 each from Teck Bee Mining (M) Sendirian Berhad ("Teck Bee Mining") (135,000 shares) and from Lion Corporation Berhad ("LCB") (135,000 shares) for a total purchase consideration of RM3.65 million to be satisfied by the issuance of 1.825 million new ACB Shares at RM1.00 per share to Teck Bee Mining and the sum of RM1.825 million payable to LCB to be satisfied in the manner set out in proposal (a)(ii) in Ordinary Resolution 3 ("Proposed Acquisition of Hiap Joo Chong");

(c) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and three Supplemental Share Sale Agreements dated 19 October 2000, 8 October 2001 and 26 March 2002 respectively, the Company to acquire the remaining 45% equity interest in Avenel Sdn Bhd ("Avenel") comprising 45,000,000 ordinary shares of RM1.00 each from Angkasa Marketing Berhad ("AMB") (20,000,000 shares) and Lion Land Berhad ("LLB") (25,000,000 shares) for a total consideration of RM202.68 million payable by AMB (RM80.63 million, after netting off RM17.01 million indemnity payment made by AMB directly to the security providers of Avenel) and LLB (RM122.05 million) to be satisfied in the manner set out in proposals (d)(i) and (b)(i) in Ordinary Resolution 3 respectively ("Proposed Acquisition of Avenel");

(d) pursuant to the Conditional Share Sale Agreement dated 19 October 2000 and three Supplemental Share Sale Agreements dated 8 October 2001, 3 September 2002 and 7 January 2003 respectively, Akurjaya to acquire 100% equity interest in Lion Plaza Sdn Bhd comprising 3,418,860 ordinary shares of RM1.00 each from LLB for a total purchase consideration of RM35.66 million to be satisfied by RM0.76 million upfront cash payment and the issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of Ringgit Malaysia denominated bonds by the Company ("ACB Bonds") together with up to 1.48 million detachable new ACB Shares as equity kicker shares credited as fully paid-up;

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

- 9 JAN 2003

(e) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and five Supplemental Share Sale Agreements dated 19 October 2000, 8 October 2001, 26 March 2002, 8 July 2002 and 7 January 2003 respectively, each of Akurjaya, Crystavel Sdn Bhd and the Company to divest the entire 40% equity interest in Megasteel Sdn Bhd ("Megasteel") comprising 240,000,000 ordinary shares of RM1.00 each, 49,000,000 Preference "D" Shares of RM0.01 each and 26,670,000 Preference "F" Shares of RM0.01 each respectively to Limpahjaya Sdn Bhd for a total disposal consideration of RM1,007.92 million to be satisfied by RM0.01 million upfront cash payment and the issuance of RM851.72 million in net present value (RM1,599.41 million in nominal amount) of Ringgit Malaysia denominated bonds by LCB ("LCB Bonds") together with up to 53.93 million detachable new ordinary shares of RM1.00 each in LCB ("LCB Shares") as equity kicker shares credited as fully paid-up and 156.19 million new LCB Shares at RM1.00 per share;

(f) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and five Supplemental Share Sale Agreements dated 19 October 2000, 8 October 2001, 26 March 2002, 3 September 2002 and 7 January 2003 respectively, the Company, Umatrac and Konming Investments Limited ("Konming") to divest the entire 50.45% equity interest in LLB comprising 224,540,882 ordinary shares of RM1.00 each by the Company (752,087 shares), Umatrac (222,597,795 shares) and Konming (1,191,000 shares) to LCB for a total disposal consideration of RM260.47 million to be satisfied by RM0.003 million upfront cash payment, the issuance of RM220.11 million in net present value (RM413.32 million in nominal amount) of LCB Bonds together with 13.94 million detachable new LCB Shares as equity kicker shares credited as fully paid-up and 40.36 million new LCB Shares at RM1.00 per share;

(g) pursuant to the Conditional Share Sale Agreement dated 5 July 2002 and five Supplemental Share Sale Agreements dated 19 October 2000, 12 December 2000, 8 October 2001, 26 March 2002 and 3 September 2002 respectively, the Company, Ambang Jaya Sdn Bhd ("Ambang Jaya"), Ayer Keroh Resort Sdn Bhd (" Ayer Keroh"), Parkson Corporation Sdn Bhd ("Parkson") and Umatrac to divest the entire 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") comprising 207,209,445 ordinary shares of RM0.50 each by the Company (518,222 shares), Ambang Jaya (73,501,000 shares), Ayer Keroh (95,492,556 shares), Parkson (30,993,667 shares) and Umatrac (6,704,000 shares) to LLB (58,018,645 shares) and Amsteel Mills Sdn Bhd ("AMSB") (149,190,800 shares) for a total disposal consideration of RM201.50 million to be satisfied in the manner set out in proposal (b)(i) in Ordinary Resolution 3 (" Proposed Divestment of CPB");

(h) pursuant to the Conditional Share Sale Agreement dated 5 July 2002 and three Supplemental Share Sale Agreements dated 19 October 2000, 8 October 2001 and 26 March 2002 respectively, Avenel to divest the entire 83.70% equity interest in Posim Berhad ("Posim") comprising 170,097,271 ordinary shares of RM1.00 each to LLB (47,627,236 shares) and to AMSB (122,470,035 shares) for a total disposal consideration of RM499.42 million to be satisfied in the manner set out in proposal (b)(i) in Ordinary Resolution 3 ("Proposed Divestment of Posim");

(i) pursuant to the Conditional Share Sale Agreement dated 5 July 2002 and five Supplemental Share Sale Agreements dated 19 October 2000, 8 October 2001, 26 March 2002, 3 September 2002 and 7 January 2003 respectively, the Company and Umatrac to divest the entire 52.27% equity interest in Silverstone Bhd ("Silverstone") comprising 106,567,006 ordinary shares of RM1.00 each by the Company (470,888 shares) and Umatrac (106,096,118 shares) to AMB for a total disposal consideration of RM133.64 million to be satisfied by the issuance of 127.28 million new ordinary shares of RM1.00 each in AMB ("AMB Shares") at RM1.05 per share; and

(j) the Company and its subsidiary and associated companies ("ACB Group") shall take necessary steps to divest the ACB Group's non-core and peripheral assets and businesses as contemplated under the Proposed ACB Scheme provided that as and when the buyers for such assets and businesses have entered into the necessary agreements with the ACB Group, the Company shall prior to completion of such divestment comply with all the then prevailing laws including the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE"), such as making the necessary announcements and obtaining the approval of shareholders of the Company and provided further that the net sale proceeds arising from such divestments shall be applied in the manner as contemplated under the Proposed Debt Restructuring Exercise (as defined in the Circular);

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

2 0 JAN 2003

AND THAT the Directors be and are hereby authorised to do all such acts and things and execute all necessary documents to give full effect to the Proposed Corporate Transactions with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and/or as may be notified by the Company to the relevant authorities and agreed to by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Corporate Transactions.

ORDINARY RESOLUTION 2 – PROPOSED SCHEME OF ARRANGEMENT BETWEEN THE COMPANY AND ITS SUBSIDIARIES (NAMELY AKURJAYA SDN BHD, AMBANG JAYA SDN BHD, ARAPROP DEVELOPMENT SDN BHD, AVENEL SDN BHD, AYER KEROH RESORT SDN BHD, LION IPOH PARADE SDN BHD, LION MUTIARA PARADE SDN BHD, LION SEREMBAN PARADE SDN BHD AND VISIONWELL SDN BHD) WITH THEIR RESPECTIVE SCHEME CREDITORS

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 1, 3, 5 and 6 and subject to the sanction of the Court pursuant to section 176 of the Companies Act 1965, the proposed scheme of arrangement between the Company and its subsidiaries (namely Akurjaya Sdn Bhd, Ambang Jaya Sdn Bhd, Araprop Development Sdn Bhd, Avenel Sdn Bhd, Ayer Keroh Resort Sdn Bhd, Lion Ipoh Parade Sdn Bhd, Lion Mutiara Parade Sdn Bhd, Lion Seremban Parade Sdn Bhd and Visionwell Sdn Bhd) with their respective scheme creditors ("Proposed Scheme of Arrangement") which comprises the Proposed ACB Scheme, for which approvals of shareholders are being sought under Special Resolution 1 and Ordinary Resolutions 1 and 3 to 5 inclusive, be and is hereby approved;

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Scheme of Arrangement with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and/or the Court and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Scheme of Arrangement.

ORDINARY RESOLUTION 3 –PROPOSED DEBT RESTRUCTURING EXERCISE

THAT contingent upon the passing of Special Resolution 1, Ordinary Resolutions 1, 2, 5 and 6, approval be and is hereby given for the ACB Group to undertake the following proposed debt restructuring exercise pursuant to the Proposed ACB Scheme ("Proposed Debt Restructuring Exercise"):

(a) the proposed settlement of RM14.0 million of net inter-company indebtedness owing by LCB and its subsidiary and associated companies ("LCB Group") to the ACB Group (as set out in Appendix VIII of the Circular) by way of:

    (i) LCB transferring to the Company, 8.97 million new AMB Shares at RM1.05 per share to be issued to LCB, and/or the rights to allotment thereof;
    (ii) LCB setting-off the purchase consideration payable by the ACB Group to LCB of RM2.09 million (after taking into account the Cash Yield Adjustment as explained in the Circular) for the Proposed Acquisition of Hiap Joo Chong; and
    (iii) LCB issuing to the Company, RM2.02 million in net present value (RM3.05 million in nominal amount) of LCB Bonds together with up to 0.12 million detachable new LCB Shares as equity kicker shares credited as fully paid-up and 0.47 million new LCB Shares at RM1.00 per share;

(b) the proposed settlement of RM1,303 million of aggregate net inter-company indebtedness owing by the ACB Group to LLB and its subsidiary and associated companies ("LLB Group") and Posim and its subsidiary and associated companies (as set out in Appendix VIII of the Circular) by way of:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

9 JAN 2003

(i) ACB Group setting-off the aggregate purchase consideration of RM1,124.73 million payable by LLB and AMSB (after taking into account the Cash Yield Adjustment as explained in the Circular) to the ACB Group for the Proposed Acquisition of Avenel (RM147.41 million), Proposed Divestment of CPB (RM243.38 million), Proposed Divestment of Posim (RM603.22 million) and the proposed acquisition of the entire issued and fully paid-up capital of Antara Steel Mills Sdn Bhd (RM130.72 million);
(ii) the Company paying AMSB, upfront cash of RM0.44 million; and
(iii) the Company issuing to LLB and AMSB, RM32.93 million in net present value (RM45.69 million in nominal amount) of ACB Bonds together with 1.78 million detachable new ACB Shares as equity kicker shares credited as fully paid-up and 144.90 million new ACB Shares at RM1.00 per share;

(c) the proposed settlement of RM17.0 million of net inter-company indebtedness owing by the ACB Group to CPB and its subsidiary and associated companies (as set out in Appendix VIII of the Circular) by way of the Company paying upfront cash of RM0.19 million and issuing RM14.26 million in net present value (RM19.79 million in nominal amount) of ACB Bonds together with 0.77 million detachable new ACB Shares as equity kicker shares credited as fully paid-up and 2.55 million new ACB Shares at RM1.00 per share, to CPB;

(d) the proposed settlement of RM222 million of aggregate net inter-company indebtedness owing by the ACB Group to AMB and its subsidiary and associated companies ("AMB Group") and to Silverstone (as set out in Appendix VIII of the Circular) by way of:

(i) the Company setting-off the consideration of RM97.38 million (after taking into account the Cash Yield Adjustment as explained in the Circular) payable by AMB to the Company for the Proposed Acquisition of Avenel;
(ii) the Company paying AMB, upfront cash of RM1.25 million; and
(iii) the Company issuing to AMB, RM94.45 million in net present value (RM131.03 million in nominal amount) of ACB Bonds together with 5.09 million detachable new ACB Shares as equity kicker shares credited as fully paid-up and 28.92 million new ACB Shares at RM1.00 per share;

(e) the proposed settlement of RM1,055.51 million of indebtedness owing by the ACB Group to the ACB Group's financial institution lenders ("ACB Group FI Lenders") (as set out in Section 6.2 of the Circular) by way of the Company paying upfront cash of RM36.17 million and issuing RM933.26 million in net present value (RM1,214.53 million in nominal amount) of ACB Bonds together with 31.83 million detachable new ACB Shares as equity kicker shares credited as fully paid-up and 86.08 million new ACB Shares at RM1.00 per share to the ACB Group FI Lenders;

(f) the proposed settlement of USD679.73 million (equivalent to approximately RM2,582.98 million) of indebtedness owing by the ACB Group to the ACB Group FI Lenders and the holders of (i) USD140 million of floating rate notes due September 2000 issued by the Company and (ii) USD100 million of floating rate notes due January 2000 and USD40 million of floating rate notes due August 2000 issued by Amsteel Finance International B.V. (collectively the "FRN Holders") (as set out in Section 6.2 of the Circular) by way of the Company paying upfront cash of USD18.02 million (equivalent to approximately RM68.49 million) and issuing 272.15 million new ACB Shares at RM1.00 per share and Amsteel Harta (L) Limited issuing USD590.09 million (equivalent to approximately RM2,242.34 million) in net present value (USD756.78 million equivalent to approximately RM2,875.76 million in nominal amount) of USD denominated consolidated and rescheduled debts together with 80.81 million detachable new ACB Shares as equity kicker shares credited as fully paid-up to the ACB Group FI Lenders and the FRN Holders; and

(g) the proposed settlement of RM36.74 million of indebtedness owing by the ACB Group to the ACB Group's non-financial institution creditors ("ACB Group Non-FI Creditors") by way of the Company issuing 36.74 million new ACB Shares at RM1.00 per share to the ACB Group Non-FI Creditors;

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

30 JAN 2003

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Debt Restructuring Exercise with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Debt Restructuring Exercise.

ORDINARY RESOLUTION 4 - PROPOSED RESTRICTED OFFER FOR SALE OF LCB SHARES TO ELIGIBLE LCB SHAREHOLDERS

THAT contingent upon the passing of Special Resolution 1, Ordinary Resolutions 1 to 3 inclusive, approval be and is hereby given for the Company to undertake a proposed renounceable restricted offer for sale of up to 226.85 million new LCB Shares and/or sale of rights to allotment thereof at an offer price of RM1.00 per share to the shareholders of LCB, except for Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim and parties deemed acting in concert with them, whose names appear in the Record of Depositors at the close of business on a date and on a basis to be determined by the Directors of the Company pursuant to the Proposed ACB Scheme ("Proposed Restricted Offer for Sale");

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Restricted Offer for Sale with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Restricted Offer for Sale.

ORDINARY RESOLUTION 5 - PROPOSED ISSUE OF WARRANTS

THAT contingent upon the passing of Special Resolution 1, Ordinary Resolutions 1 to 3 inclusive and 6 and subject to the approval-in-principle of the KLSE for the listing of and quotation for the 4½ years warrants 2003/2007 to be issued by the Company ("Warrants") and all the new ACB Shares arising from the exercise of the Warrants hereunder, authority be and is hereby given to the Directors of the Company:

(a) to issue approximately 251.92 million Warrants at RM0.10 per Warrant to the shareholders of the Company whose names appear in the Record of Depositors at the close of business on a date to be determined by the Directors of the Company, on a renounceable basis of one Warrant for every one existing ordinary share held in the Company, after the completion of the Proposed Capital Reconstruction for ACB, Proposed Corporate Transactions (other than proposal (j) in Ordinary Resolution 1) and the Proposed Debt Restructuring Exercise, wherein each Warrant will carry the right to subscribe, at any time during the period of four and a half (4½) years following the date of issue of the Warrants, for one new ACB Share at an exercise price of RM1.10 per new ACB Share ("Proposed Issue of Warrants") of which the exercise price and the number of Warrants outstanding shall be subject to the provisions and adjustment contained in the Deed Poll constituting the Warrants which will be executed by the Company. Any Warrant representing fractional entitlement will be disregarded and shall be dealt with in such manner as the Directors of the Company in their absolute discretion may deem fit;

(b) to allot and issue approximately 251.92 million new ACB Shares arising from the exercise by the holders of the Warrants of their rights to subscribe for new ACB Shares under the Warrants and such new ACB Shares to be issued upon exercise of the Warrants shall rank *pari passu* in all respects with the then existing ordinary shares save for any dividends, rights, allotments or other distributions the entitlement date for which is before the date of allotment of the new ACB Shares arising from the exercise of the Warrants; and

(c) to execute the Deed Poll and any other document pertaining to the Proposed Issue of Warrants;

all pursuant to the Proposed ACB Scheme, AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Issue of Warrants with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Issue of Warrants.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

ORDINARY RESOLUTION 6 – PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 1 to 3 inclusive and 5, the authorised share capital of the Company be increased from RM400,000,000 divided into 400,000,000 ordinary shares of RM1.00 each (after the Proposed Capital Reconstruction for ACB) to RM2,000,000,000 divided into 2,000,000,000 ordinary shares of RM1.00 each by the creation of 1,600,000,000 new ordinary shares of RM1.00 each ("Proposed Increase in Authorised Share Capital");

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Increase in Authorised Share Capital with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Increase in Authorised Share Capital.

By Order of the Board

CHAN POH LAN
MAK WAI CHIN
Secretaries

Kuala Lumpur
9 January 2003

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy must be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the meeting.*

4 *Form of Proxy sent through facsimile transmission shall not be accepted.*

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

9 JAN 2003

VOLUME 1 OF 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your shares in Amsteel Corporation Berhad ("ACB/the Company"), you should immediately send this Circular together with the Form of Proxy to the agent through whom the sale or transfer was contracted or effected for onward transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

The approval of the Securities Commission ("SC") shall not be taken to indicate that the SC recommends the proposals as set out in this Circular. Shareholders should rely on their own evaluation to assess the merits and risks of the proposals undertaken by ACB.

03 JAN 16 AM 11:52

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in connection with the

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES FOR THE ACB GROUP OF COMPANIES

Financial Adviser to ACB

RHB SAKURA MERCHANT BANKERS BERHAD

(Company No: 19663-P)

Notice of the Extraordinary General Meeting ("EGM") of ACB to be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 9.00 a.m. together with the Form of Proxy, are enclosed herewith. A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on his behalf. The Form of Proxy should be lodged at the Registered Office of ACB not less than 48 hours before the time fixed for the EGM. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

This Circular is dated 9 January 2003

1. **The Proposed ACB Scheme (as defined in this Circular) comprising the following and proposals 2 and 3 below:**

(A) **The proposed capital reconstruction exercise of the Company involving a capital reduction of RM0.30 in each existing issued and fully paid-up ordinary share of RM0.50 each in the Company and thereafter a capital consolidation on the basis of five ordinary shares of RM0.20 each into one ordinary share of RM1.00 each in the Company ("ACB Shares") ("Proposed Capital Reconstruction for ACB");**

(B) **The proposed corporate transactions involving the following:**

(a) **the proposed acquisition by the Company of the remaining 30% equity interest in Akurjaya Sdn Bhd ("Akurjaya") comprising 19,050,000 ordinary shares of RM1.00 each from Horizon Towers Sdn Bhd for a total purchase consideration of RM385.51 million to be satisfied by the issuance of 385.51 million new ACB Shares at RM1.00 per share ("Proposed Acquisition of Akurjaya");**

(b) **the proposed acquisition by Umatrac Enterprises Sdn Bhd ("Umatrac") of the remaining 27% equity interest in Hiap Joo Chong Realty Sdn Bhd ("Hiap Joo Chong") comprising 270,000 ordinary shares of RM1.00 each from Teck Bee Mining (M) Sendirian Berhad ("Teck Bee Mining") (135,000 shares) and from Lion Corporation Berhad ("LCB") (135,000 shares) for a total purchase consideration of RM3.65 million to be satisfied by the issuance of 1.825 million new ACB Shares at RM1.00 per share to Teck Bee Mining and the sum of RM1.825 million payable to LCB to be satisfied by netting-off against the net inter-company indebtedness owing by LCB and its subsidiary and associated companies ("LCB Group") to ACB and its subsidiary and associated companies ("ACB Group") ("Proposed Acquisition of Hiap Joo Chong");**

(c) **the proposed acquisition by the Company of the remaining 45% equity interest in Avenel Sdn Bhd ("Avenel") comprising 45,000,000 ordinary shares of RM1.00 each from Angkasa Marketing Berhad ("AMB") (20,000,000 shares) and Lion Land Berhad ("LLB") (25,000,000 shares) for a total consideration of RM202.68 million payable by AMB (RM80.63 million, after netting-off RM17.01 million indemnity payment made by AMB directly to the security providers of Avenel) and LLB (RM122.05 million) to be satisfied by netting-off against the net inter-company indebtedness owing by the ACB Group to AMB and its subsidiary and associated companies ("AMB Group") and LLB and its subsidiary and associated companies ("LLB Group") ("Proposed Acquisition of Avenel");**

(d) **the proposed acquisition by Akurjaya of the entire equity interest in Lion Plaza Sdn Bhd comprising 3,418,860 ordinary shares of RM1.00 each from LLB for a total purchase consideration of RM35.66 million to be satisfied by RM0.76 million upfront cash payment and the issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of Ringgit Malaysia denominated bonds by the Company ("ACB Bonds") together with up to 1.48 million detachable new ACB Shares as equity kicker shares credited as fully paid-up to LLB ("Proposed Acquisition of Lion Plaza");**

(e) the proposed divestment by Akurjaya, Crystavel Sdn Bhd and the Company of the entire 40% equity interest in Megasteel Sdn Bhd ("Megasteel") comprising 240,000,000 ordinary shares of RM1.00 each, 49,000,000 Preference "D" Shares of RM0.01 each and 26,670,000 Preference "F" Shares of RM0.01 each respectively to Limpahjaya Sdn Bhd for a total disposal consideration of RM1,007.92 million to be satisfied by RM0.01 million upfront cash payment and the issuance of RM851.72 million in net present value (RM1,599.41 million in nominal amount) of Ringgit Malaysia denominated bonds by LCB ("LCB Bonds") together with up to 53.93 million detachable new ordinary shares of RM1.00 each in LCB ("LCB Shares") as equity kicker shares credited as fully paid-up and 156.19 million new LCB Shares at RM1.00 per share ("Proposed Divestment of Megasteel");

(f) the proposed divestment of the entire 50.45% equity interest in LLB comprising 224,540,882 ordinary shares of RM1.00 each by the Company (752,087 shares), Umatrac (222,597,795 shares) and Konming Investments Limited ("Konming") (1,191,000 shares) to LCB for a total disposal consideration of RM260.47 million to be satisfied by RM0.003 million upfront cash payment, the issuance of RM220.11 million in net present value (RM413.32 million in nominal amount) of LCB Bonds together with up to 13.94 million detachable new LCB Shares as equity kicker shares credited as fully paid-up and 40.36 million new LCB Shares at RM1.00 per share ("Proposed Divestment of LLB");

(g) the proposed divestment of the entire 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") comprising 207,209,445 ordinary shares of RM0.50 each by the Company (518,222 shares), Ambang Jaya Sdn Bhd (73,501,000 shares), Ayer Keroh Resort Sdn Bhd (95,492,556 shares), Parkson Corporation Sdn Bhd (30,993,667 shares) and Umatrac (6,704,000 shares) to LLB (58,018,645 shares) and Amsteel Mills Sdn Bhd ("AMSB") (149,190,800 shares) for a total disposal consideration of RM201.50 million to be satisfied by netting-off against the net inter-company indebtedness owing by the ACB Group to the LLB Group ("Proposed Divestment of CPB");

(h) the proposed divestment by Avenel of the entire 83.70% equity interest in Posim Berhad ("Posim") comprising 170,097,271 ordinary shares of RM1.00 each to LLB (47,627,236 shares) and to AMSB (122,470,035 shares) for a total disposal consideration of RM499.42 million to be satisfied by netting-off against the net inter-company indebtedness owing by the ACB Group to the LLB Group ("Proposed Divestment of Posim");

(i) the proposed divestment of the entire 52.27% equity interest in Silverstone Berhad ("Silverstone") comprising 106,567,006 ordinary shares of RM1.00 each by the Company (470,888 shares) and Umatrac (106,096,118 shares) to AMB for a total disposal consideration of RM133.64 million to be satisfied by the issuance of 127.28 million new ordinary shares of RM1.00 each in AMB ("AMB Shares") at RM1.05 per share ("Proposed Divestment of Silverstone"); and

(j) the proposed divestment of the ACB Group's non-core and peripheral assets and businesses under the Proposed ACB Scheme ("Proposed Divestment Programme for ACB Group");

(C) **The proposed debt restructuring exercise involving the repayment of debts owing by the ACB Scheme Companies (as defined in the Circular) to the ACB Scheme Creditors (as defined in the Circular) as follows:**

(a) **the proposed settlement of RM14.0 million of net inter-company indebtedness owing by the LCB Group to the ACB Group by way of:**

(i) **LCB transferring to the Company, 8.97 million new AMB Shares at RM1.05 per share to be issued to LCB, and/ or the rights to allotment thereof;**

(ii) **LCB setting-off the purchase consideration payable by the ACB Group to LCB of RM2.09 million (after taking into account the Cash Yield Adjustment as explained in the Circular) for the Proposed Acquisition of Hiap Joo Chong; and**

(iii) **LCB issuing to the Company, RM2.02 million in net present value (RM3.05 million in nominal amount) of LCB Bonds together with up to 0.12 million detachable new LCB Shares as equity kicker shares credited as fully paid-up and 0.47 million new LCB Shares at RM1.00 per share;**

(b) **the proposed settlement of RM1,303 million of aggregate net inter-company indebtedness owing by the ACB Group to the LLB Group and to Posim and its subsidiary and associated companies by way of:**

(i) **ACB Group setting-off the aggregate purchase consideration payable by LLB and AMSB (after taking into account the Cash Yield Adjustment as explained in the Circular) to the ACB Group for the Proposed Acquisition of Avenel (RM147.41 million), Proposed Divestment of CPB (RM243.38 million), Proposed Divestment of Posim (RM603.22 million) and the proposed acquisition of the entire issued and fully paid-up share capital of Antara Steel Mills Sdn Bhd (RM130.72 million);**

(ii) **the Company paying AMSB, upfront cash of RM0.44 million; and**

(iii) **the Company issuing to LLB and AMSB, RM32.93 million in net present value (RM45.69 million in nominal amount) of ACB Bonds together with up to 1.78 million detachable new ACB Shares as equity kicker shares credited as fully paid-up and 144.90 million new ACB Shares at RM1.00 per share;**

(c) **the proposed settlement of RM17.0 million of net inter-company indebtedness owing by the ACB Group to CPB and its subsidiary and associated companies ("CPB Group") by way of the Company paying upfront cash of RM0.19 million and issuing RM14.26 million in net present value (RM19.79 million in nominal amount) of ACB Bonds together with up to 0.77 million detachable new ACB Shares as equity kicker shares credited as fully paid-up and 2.55 million new ACB Shares at RM1.00 per share, to CPB;**

(d) the proposed settlement of RM222 million of aggregate net inter-company indebtedness owing by the ACB Group to the AMB Group and to Silverstone by way of:

(i) the Company setting-off the consideration of RM97.38 million (after taking into account the Cash Yield Adjustment as explained in the Circular) payable by AMB to the Company for the Proposed Acquisition of Avenel;

(ii) the Company paying AMB, upfront cash of RM1.25 million; and

(iii) the Company issuing to AMB, RM94.45 million in net present value (RM131.03 million in nominal amount) of ACB Bonds together with up to 5.09 million detachable new ACB Shares as equity kicker shares credited as fully paid-up and 28.92 million new ACB Shares at RM1.00 per share; and

(e) the proposed settlement of RM1,055.51 million of indebtedness owing by the ACB Group to the ACB Group's financial institution lenders ("ACB Group FI Lenders") (as set out in Section 6.2 of this Circular) by way of the Company paying upfront cash of RM36.17 million and issuing RM933.26 million in net present value (RM1,214.53 million in nominal amount) of ACB Bonds together with up to 31.83 million detachable new ACB Shares as equity kicker shares credited as fully paid-up and 86.08 million new ACB Shares at RM1.00 per share to the ACB Group FI Lenders; and

(f) the proposed settlement of USD679.73 million (equivalent to approximately RM2,582.98 million) of indebtedness owing by the ACB Group to the ACB Group FI Lenders and the holders of (i) USD140 million of floating rate notes due September 2000 issued by the Company and (ii) USD100 million of floating rate notes due January 2000 and USD40 million of floating rate notes due August 2000 issued by Amsteel Finance International B.V. ("FRN Holders") (as set out in Section 6.2 of this Circular) by way of the Company paying upfront cash of USD18.02 million (equivalent to approximately RM68.49 million) and issuing 272.15 million new ACB Shares at RM1.00 per share and Amsteel Harta (L) Limited issuing USD590.09 million (equivalent to approximately RM2,242.34 million) in net present value (USD756.78 million equivalent to approximately RM2,875.76 million in nominal amount) of USD denominated consolidated and rescheduled debts together with up to 80.81 million detachable new ACB Shares as equity kicker shares credited as fully paid-up to the ACB Group FI Lenders and the FRN Holder; and

(g) the proposed settlement of RM36.74 million of indebtedness owing by the ACB Group to the ACB Group's non-financial institution creditors ("ACB Group Non-FI Creditors") by way of the Company issuing 36.74 million new ACB Shares at RM1.00 per share to the ACB Group Non-FI Creditors;

2. The proposed renounceable restricted offer for sale and/or sale of rights to allotment of up to 226.85 million new LCB Shares and/or rights to allotment thereof at an offer price of RM1.00 per share representing 24.68% of LCB's enlarged issued and fully paid-up share capital to eligible shareholders of LCB on a basis to be determined later ("Proposed Restricted Offer for Sale of LCB Shares");

3. The proposed issuance of approximately 251.92 million new 4½ years warrants 2003/2007 ("Warrants") at an issue price of RM0.10 per Warrant to the shareholders of the Company on a renounceable basis of one Warrant for every one existing ordinary share held in the Company ("Proposed Issue of Warrants"); and

4. The proposed increase in authorised share capital of the Company from RM400,000,000 divided into 400,000,000 ACB Shares (after the Proposed Capital Reconstruction for ACB) to RM2,000,000,000 divided into 2,000,000,000 ACB Shares by the creation of 1,600,000,000 new ACB Shares ("Proposed Increase In Authorised Share Capital").

RHB Sakura Merchant Bankers Berhad, Financial Adviser to ACB for proposals (1)(A) to (1)(C)(f) (inclusive), (2) and 3

Except where the context otherwise requires, the following definitions and terms apply throughout this Circular:

ACB/the Company	:	Amsteel Corporation Berhad
ACB Bonds	:	The RM denominated bonds of RM1,109.80 million in net present value (RM1,464.56 million in nominal amount) to be issued by ACB, the key terms (including the tenure and YTM) of which are set out in Appendix XI(a).
ACB Debts	:	The USD denominated debts of USD590.09 million (equivalent to approximately RM2,242.34 million) in net present value (USD767.00 million equivalent to approximately RM2,914.59 million in nominal amount) which are proposed to be issued by ACB to the ACB-SPV as consideration for ACB-SPV issuing the ACB-SPV Consolidated and Rescheduled Debts to the ACB Scheme Creditors other than the ACB Group Non-FI Creditors, the key terms (including the tenure and YTM) of which are set out in Appendix XI(b).
ACB Group	:	ACB and its subsidiary and associated companies
ACB Group FI Lender(s)	:	FI lender(s) to the ACB Scheme Companies other than the FRN Holders whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the ACB Group as set out in Appendix VI(a).
ACB Group Inter-PLC Creditor(s)	:	The companies from other PLC Group within the Lion Group who are owed the Inter-PLC Debts by companies within the ACB Group as set out in Appendix VIII.
ACB Group Non-FI Creditor(s)	:	Trade creditor(s) and non-trade creditor(s) of the ACB Group as set out in Appendix VII.
ACB Scheme Company(ies)	:	The company(ies) within the ACB Group which is/are included in the Proposed Debt Restructuring Exercise for the ACB Group as set out in Section 6.3 of this Circular.
ACB Scheme Creditor(s)	:	The creditor(s) of the ACB Scheme Company(ies), encompassing the ACB Group FI Lender(s), FRN Holder(s), the ACB Group Inter-PLC Creditor(s) and the ACB Group Non-FI Creditor(s) whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the ACB Group.
ACB Share(s)	:	New ordinary share(s) of RM1.00 each in ACB (except where it refers to existing ordinary share(s) of RM0.50 each)
ACB-SPV	:	Amsteel Harta (L) Limited, a Labuan incorporated special purpose company which is wholly-owned by ACB, established pursuant to the Proposed Debt Restructuring Exercise for the ACB Group.

ACB-SPV Consolidated and Rescheduled Debts	:	The USD denominated consolidated and rescheduled debts of USD590.09 million (equivalent to approximately RM2,242.34 million) in net present value (USD756.78 million equivalent to approximately RM2,875.76 million in nominal amount) to be issued by the ACB-SPV in two different tranches on transferability as follows: (i) Tranche I - USD584.81 million (equivalent to approximately RM2,222.27 million) in net present value (USD749.84 million equivalent to approximately RM2,849.40 million in nominal amount) to be issued to the non-resident ACB Group FI Lenders and FRN Holders (including offshore companies incorporated under the Offshore Companies Act, 1990) which is freely transferable; and (ii) Tranche II - USD5.28 million (equivalent to approximately RM20.07 million) in net present value (USD6.94 million equivalent to approximately RM26.36 million in nominal amount) to be issued to resident ACB Group FI Lenders which is subject to transfer restriction as set out in Section 6.9 of this Circular. The key terms (including the tenure and YTM) are set out in Appendix XI(c).
Accrued Interest	:	The accrued interest (excluding Penalty Interest) owing to the Control Secured ACB Scheme Creditor(s), Secured ACB Scheme Creditor(s) or Unsecured ACB Scheme Creditor(s) by ACB Scheme Company(ies) for the period between 1 July 1999 and 31 December 2001 (both dates inclusive) of RM943.47 million before accounting for any payment of the same during the said period.
Acquiree Companies	:	Akurjaya, Hiap Joo Chong, Avenel and Lion Plaza
Adjusted Applicable Debt(s)	:	The Outstanding Principal Amount(s) owing to ACB Scheme Creditor(s) (excluding the ACB Group Non-FI Creditor(s)), less the Principal Waived and Further Sum, which are proposed to be addressed under the Proposed Debt Restructuring Exercise for the ACB Group.
AFTA	:	ASEAN Free Trade Area
Akurjaya	:	Akurjaya Sdn Bhd, a 70% owned subsidiary of ACB
Amanvest	:	Amanvest (M) Sdn Bhd
AMB	:	Angkasa Marketing Berhad, a 58% owned subsidiary of ACB
AMB Group	:	AMB and its subsidiary and associated companies
AMSB	:	Amsteel Mills Sdn Bhd, a 99% owned subsidiary of LLB
Andersen	:	Arthur Andersen & Co, the independent adviser to the independent Directors and minority shareholders and of ACB
Applicable ACB Shares	:	The 419,260,981 ACB Shares, representing 31.47% of the enlarged issued and fully paid-up share capital of ACB after the Proposed GWRS but before the conversion of ACB Warrants, held by the TSWC Vendor Group to be acquired by LCB pursuant to the Proposed Acquisition of ACB.
Applicable Debt(s)	:	The Outstanding Principal Amount(s) owing to the ACB Scheme Creditor(s) (excluding the ACB Group Non-FI Creditor(s))

Araniaga	:	Araniaga Holdings Sdn Bhd
ASEAN	:	Association of South East Asian Nations
Asset Support Companies	:	The companies whose shares and assets are proposed to be divested under the Proposed Divestment Programme for the ACB Group as set out in Section 6.3 of this Circular.
Auditors	:	Messrs Ong Boon Bah & Co
Avenel	:	Avenel Sdn Bhd, a 55% owned subsidiary of ACB
Ayer Keroh	:	Ayer Keroh Resort Sdn Bhd, a 70% owned subsidiary of ACB
Back-End Amount	:	The contingent back-end payment payable up to RM686.06 million to the Unsecured ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors, details of which are set out in Section 6.17 of this Circular and calculated in accordance with the formula set out in Appendix X.
BNM	:	Bank Negara Malaysia
Board	:	The Board of Directors of ACB
Bonds	:	The RM denominated bonds to be issued by the relevant PLC pursuant to the Proposed GWRS.
Cash Yield Adjustment	:	The amount of the balance(s) of the Inter-PLC Debt(s) owing to/by the PLC Group which is deemed settled *via* netting-off against the purchase/disposal consideration(s) payable/receivable by the PLC Group, an illustration of which is set out in Appendix X.
CCM	:	Companies Commission of Malaysia
CDS	:	Central Depository System
Ceemax	:	Ceemax Electronics Sdn Bhd
CEPT	:	Common Effective Preferential Tariff
Circular	:	This Circular to the shareholders of ACB
Code	:	The Malaysian Code on Take-overs and Mergers, 1998
Control Shares	:	LLB Shares, CPB Shares, Posim Shares or Silverstone Shares in respect of which the Control Secured ACB Scheme Creditor(s) have security interest.
Control Secured ACB Scheme Creditor(s)	:	ACB Group FI Lender(s) to the ACB Scheme Companies whose debts are secured against LLB Shares, CPB Shares, Posim Shares or Silverstone Shares.
Cos Act	:	The Companies Act, 1965
Court-Convened Meetings	:	The meetings of the ACB Scheme Creditors of the respective ACB Scheme Companies convened on 16, 18 and 25 September 2002 pursuant to the Preliminary Orders to consider and approve the Proposed ACB Scheme.
CPB	:	Chocolate Products (Malaysia) Berhad, a 59.49% owned subsidiary of ACB
CPB Group	:	CPB and its subsidiary and associated companies

DAC	:	Datuk Cheng Yong Kim
Deed Poll	:	The deed poll to be executed by ACB to constitute the Warrants.
Development Property Unit(s) (DPU)	:	The property unit(s) developed or to be developed on land under the Proposed Divestment Programme for ACB Group.
EGM	:	Extraordinary General Meeting
Eligible LCB Shareholders	:	All shareholders of LCB excluding the TSWC Concert Parties
EPS/LPS	:	Earnings per share/Loss per share
ESOS	:	Executive Share Option Scheme
Exercise Period	:	The period commencing from the date of issue of the Warrants and ending at 5.00 pm on a Market Day immediately preceding 4 1/2 years after the date of issue of the Warrants.
Exercise Price	:	The exercise price for each Warrant at RM1.10 payable in cash for each new ACB Share to be issued pursuant to the exercise of the Warrants. The exercise price is subject to adjustments under certain circumstances in accordance with the provisions of the Deed Poll.
Facility Agent	:	RHB Bank (L) Ltd, the party appointed to act in the capacity of facility agent for holders of the ACB-SPV Consolidated and Rescheduled Debts and includes its successors-in-title.
FI	:	Financial Institutions
FIC	:	Foreign Investment Committee
Final Orders	:	Orders of the High Court of Malaya, (i) pursuant to Section 176(3) of the Cos Act, following the approval of the ACB Scheme Creditors and the shareholders of Silverstone at the Court-Convened Meetings held on 16, 18, 25 and 26 September 2002 respectively, to take effect under Section 176(5) of the Cos Act and (ii) pursuant to Section 64 of the Cos Act following the approval of the shareholders of ACB to be obtained at the forthcoming EGM, sanctioning the Proposed Capital Reconstruction for ACB.
Finlink	:	Finlink Holdings Sdn Bhd
FleetBoston	:	Fleet National Bank and/or its affiliates, the adviser to ACB in relation to the FRNs
FRN(s)	:	ACB USD140 million floating rate notes due September 2000, Amsteel Finance International B.V. USD100 million floating rate notes due January 2000 and USD40 million floating rate notes due August 2000
FRN Holder(s)	:	Holder(s) of the FRNs
Further Sum	:	Amount equal to any payment made from 1 July 1999 (being the date after the computation of the Reference Principal Amount) but prior to the Unconditional Date (both dates inclusive).
FYE	:	Financial year(s) ended/ending
GAAP	:	Generally Accepted Accounting Policies

GDP	:	Gross Domestic Product
Happyvest	:	Happyvest (M) Sdn Bhd
Hiap Joo Chong	:	Hiap Joo Chong Realty Sdn Bhd, a 73% owned subsidiary of ACB
Horizon Towers	:	Horizon Towers Sdn Bhd
HRC	:	Hot rolled coils
IM	:	Information Memorandum on ACB issued in June 2000 to the ACB Group FI Lenders and FRN Holders.
Items of Concern	:	The issues affecting the joint-venture operations of the PLC Group in the PRC which have yet to be resolved, details of which are set out in Appendix XIX.
Inter-PLC Creditor(s)	:	The companies from other PLC Group within the Lion Group who are owed the Inter-PLC Debts.
Inter-PLC Debt(s)	:	Balance(s) owing by company(ies) from other PLC Group within the Lion Group to the ACB Group or owing by the ACB Group to company(ies) from other PLC Group within the Lion Group, which are proposed to be addressed under the Proposed ACB Scheme.
Issue Date	:	The date of payment of upfront cash and issuance of the new ACB Shares, ACB Bonds, ACB Debts and ACB-SPV Consolidated and Rescheduled Debts pursuant to the Proposed ACB Scheme.
KLSE	:	Kuala Lumpur Stock Exchange
KOCs	:	Any one of the key operating companies comprising Megasteel, Silverstone and SFI (which is 97.78% owned by Posim).
Konming	:	Konming Investments Limited, a wholly-owned subsidiary of ACB
KPMG	:	KPMG Corporate Services Sdn Bhd, the independent financial adviser to the ACB Group FI Lenders
Lancaster	:	Lancaster Trading Company Limited
LCB	:	Lion Corporation Berhad, a 19.42% associated company of ACB
LCB Bonds	:	The RM denominated Bonds to be issued by LCB
LCB Concert Parties	:	LCB and parties acting in concert (as defined under Section 33(2) of the Securities Commission Act, 1993) with it to control ACB namely AMB, CPB, LLB, TSWC, DAC, Actual Best, Amanvest, Araniaga, Billion Grow, Budivest, CDSB, Ceemax, Finlink, Happyvest, Horizon Towers, JJSB, Lancaster, LDP, LHPL, LHSB, LM, Panoron, Teck Bee Mining, Tirta, Trillionvest, Viewtrain, WCSB, Sin Seng, AMSPL, Limpahjaya, Projek Jaya, Umatrac, Chen Shok Ching, Cheng Chai Hai, Cheng Huay Joo, Cheng Theng Kee, Cheng Wei Meng, Cheng Yong Liang, Cheng Yoong Choong, Datin Ng Seok Kuan, Joseph Thiang Thin Poh, Puan Sri Chan Chau Ha, ASM Group Provident Fund Scheme, Lion-ASM Foundation, Lion Group Medical Assistance Fund and LCB Group Provident Fund Scheme , as the case may be.
LCB Group	:	LCB and its subsidiary and associated companies

LHPL	:	Lion Holdings Pte Ltd
LHSB	:	Lion Holdings Sdn Bhd
Limpahjaya	:	Limpahjaya Sdn Bhd, wholly-owned subsidiary of LCB
Lion Group	:	ACB Group, LCB Group, LLB Group and AMB Group collectively
Lion Plaza	:	Lion Plaza Sdn Bhd, a wholly-owned subsidiary of LLB
LLB	:	Lion Land Berhad, a 50.47% owned subsidiary of ACB
LLB Group	:	LLB and its subsidiary and associated companies
LOFSA	:	Labuan Offshore Financial Services Authority
Loyalty Payment	:	A contingent back-end YTM enhancement of up to a maximum of 0.75% in addition to the cash YTMs applicable to the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts except for ACB A(1) Bonds/ACB-SPV Consolidated and Rescheduled Debts, details of which are set out in Section 6.17 of this Circular.
LTAT	:	Lembaga Tabung Angkatan Tentera
Market Day(s)	:	Any day(s) between Monday to Friday (inclusive), excluding public holidays and a day(s) which the KLSE is open for trading of securities
MASB	:	Malaysian Accounting Standards Board
MCD	:	Malaysian Central Depository Sdn Bhd
Megasteel	:	Megasteel Sdn Bhd, a 50% (plus 1 share) owned subsidiary of LCB
MI	:	Minority interest
MITI	:	Ministry of International Trade and Industry
MT	:	Metric tonne
NTA/NTL	:	Net tangible assets/Net tangible liabilities
Outstanding Principal Amount(s)	:	The principal amount(s) owing by the ACB Scheme Companies to the ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors) as at 31 December 2001 inclusive of capitalisation of all interest (without compounding but including Penalty Interest) at the rates prescribed in the respective facilities of the relevant ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors) for the period up to 31 December 2001 (inclusive), before accounting for any payment of the same between 1 July 1999 and Unconditional Date (both dates inclusive).
Panoron	:	Panoron Sdn Bhd
PAT/LAT	:	Profit after tax/Loss after tax
PATMI/LATMI	:	Profit after tax and minority interest/Loss after tax and minority interest
PBT/LBT	:	Profit before tax/Loss before tax

Penalty Interest	:	The penalty interest payable by the ACB Scheme Companies to the ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors) under the terms of the existing facilities of the relevant ACB Scheme Creditors.
PLC	:	Any of ACB, LCB, LLB or AMB
PLC Group	:	Any of ACB, LCB, LLB or AMB and their respective subsidiary and associated companies
Posim	:	Posim Berhad, a 83.7% owned subsidiary of Avenel
PRC	:	People's Republic of China
Preliminary Orders	:	The orders of the High Court of Malaya under Section 176(1) of the Cos Act dated 24 April 2001, 23 August 2001, 1 April 2002 and 2 May 2002 granting the ACB Scheme Companies to be at liberty to convene Scheme meetings with their respective ACB Scheme Creditors to, *inter alia,* consider the Proposed ACB Scheme.
Principal Waived	:	The principal portion of the Outstanding Principal Amount(s) which is proposed to be waived under the Proposed Debt Restructuring Exercise for the ACB Group amounting to RM765.90 million, and calculated in the manner as set out in Appendix X.
Property Disclaimer Amount(s)	:	The property redemption amount(s) to be paid to the holder(s) of certain secured land under the Proposed Divestment Programme for ACB Group to exclude the DPU from the charge(s) created in favour of the said holder(s) at the rate of 5% of the sale price of the DPU where the selling price is RM150,000 or below and at the rate of 10% where the selling price of the DPU is above RM150,000 or such other mutually agreed rate arising from the disposal of a DPU.
Proposals	:	The Proposed ACB Scheme and the Proposed Increase In Authorised Share Capital
Proposed ACB Scheme	:	The Proposed Corporate Restructuring Exercise, Proposed Divestment Programme and Proposed Debt Restructuring Exercise for the ACB Group
Proposed Acquisition of ACB	:	The proposed acquisition by LCB of the Applicable ACB Shares from the TSWC Vendor Group and proposed acquisition by LCB of 40,135,777 ACB Shares from LTAT in exchange for 47,274,317 LLB Shares.
Proposed Acquisition of Akurjaya	:	The proposed acquisition by ACB of the remaining 30% equity interest in Akurjaya comprising 19,050,000 Akurjaya Shares from Horizon Towers for a total purchase consideration of RM385.51 million to be satisfied by the issuance of 385.51 million ACB Shares at RM1.00 per share, details of which are set out in Section 5.2 of this Circular.
Proposed Acquisition of Avenel	:	The proposed acquisition by ACB of the remaining 45% equity interest in Avenel comprising 45,000,000 Avenel Shares which is presently 20% (20,000,000 shares) held by AMB and 25% (25,000,000 shares) held by LLB, for a total consideration of RM202.68 million payable by AMB (RM80.63 million) and LLB (RM122.05 million) to ACB (after netting-off RM17.01 million indemnity payment made by AMB directly to security providers of Avenel) to be satisfied by netting-off against Inter-PLC Debts owing by the ACB Group to the AMB Group and the LLB Group respectively, details of which are set out in Section 5.4 of this Circular.

Proposed Acquisition of Hiap Joo Chong	:	The proposed acquisition by Umatrac of the remaining 27% equity interest in Hiap Joo Chong comprising 270,000 Hiap Joo Chong Shares which is presently 13.5% (135,000 shares) held by LCB and 13.5% (135,000 shares) held by Teck Bee Mining for a total purchase consideration of RM3.65 million to be satisfied by an issuance of 1.825 million new ACB Shares at RM1.00 per share to Teck Bee Mining and the balance RM1.825 million to be netted-off against Inter-PLC Debts owing by LCB Group to the ACB Group, details of which are set out in Section 5.3 of this Circular.
Proposed Acquisition of Lion Plaza	:	The proposed acquisition by Akurjaya of the entire issued and fully paid-up share capital comprising 3,418,860 ordinary shares of RM1.00 each in Lion Plaza from LLB for a purchase consideration of RM35.66 million to be satisfied by RM0.76 million upfront cash payment and the issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of ACB Bonds together with up to 1.48 million detachable new ACB Shares as equity kicker shares credited as fully paid-up to LLB, details of which are set out in Section 5.5 of this Circular.
Proposed Capital Reconstruction Exercise	:	The proposed capital reconstruction exercise in relation to the relevant PLC
Proposed Capital Reconstruction for ACB	:	The proposed capital reconstruction exercise of ACB involving a capital reduction of RM0.30 in each existing issued and fully paid-up ordinary share of RM0.50 in ACB and thereafter a capital consolidation on the basis of 5 ordinary shares of RM0.20 each into 1 ordinary share of RM1.00 each in ACB, details of which are set out in Section 5.1 of this Circular.
Proposed Capital Reconstruction for AMB	:	The proposed capital reconstruction exercise of AMB involving a capital reduction of RM0.70 in each existing issued and fully paid-up AMB Share of RM1.00 each and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each in AMB.
Proposed Capital Reconstruction for LCB	:	The proposed capital reconstruction exercise of LCB involving a capital reduction of RM0.30 in each existing issued and fully paid-up LCB Share of RM1.00 each and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.70 each into 7 ordinary shares of RM1.00 each in LCB.
Proposed Capital Reconstruction for LLB	:	The proposed capital reconstruction exercise of LLB involving a capital reduction of RM0.25 in each existing issued and fully paid-up LLB Share of RM1.00 each and thereafter a capital consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each in LLB.
Proposed Corporate Restructuring Exercise	:	The proposed corporate restructuring exercise (including the Proposed Capital Reconstruction Exercise) in relation to the relevant PLC Group
Proposed Debt Restructuring Exercise	:	The proposed debt restructuring exercise (including proposed tender as the case may be) in relation to the relevant PLC Group which entails upfront cash payment and the issuance of Shares, Bonds/Consolidated and Rescheduled Debts and/or RCCPS (as the case may be) to the Scheme Creditors of the relevant PLC Group to settle their RM and USD denominated loans.
Proposed Divestment Programme	:	The proposed programme for divestment of certain non-core and peripheral assets and businesses of the relevant PLC Group, details of which are set out in Section 5.14 of this Circular.

Proposed Divestment of CPB	:	The proposed divestment by ACB Group of 59.47% equity interest in CPB (held through ACB (518,222 shares), Ayer Keroh (95,492,556 shares), Ambang Jaya (73,501,000 shares), Parkson (30,993,667 shares) and Umatrac (6,704,000 shares)) comprising 207,209,445 CPB Shares to LLB (58,018,645 shares) and AMSB (149,190,800 shares) respectively for a total sale consideration of RM201.50 million to be satisfied by netting-off against Inter-PLC Debts owing by the ACB Group to the LLB Group, details of which are set out in Section 5.8 of this Circular.
Proposed Divestment of LLB	:	The proposed divestment by ACB Group of 50.45% equity interest in LLB (held through ACB (752,087 shares), Umatrac (222,597,795 shares) and Konming (1,191,000 shares)) comprising 224,540,882 LLB Shares to LCB for a total sale consideration of RM260.47 million to be satisfied by RM0.003 million upfront cash payment, the issuance of RM220.11 million in net present value (RM413.32 million in nominal amount) of LCB Bonds together with up to 13.94 million detachable new LCB Shares as equity kicker shares credited as fully paid-up and 40.36 million new LCB Shares at RM1.00 per share, details of which are set out in Section 5.7 of this Circular.
Proposed Divestment of Megasteel	:	The proposed divestment by Akurjaya of 40% equity interest in Megasteel comprising 240,000,000 Megasteel Shares, by Crystavel of 49,000,000 Preference "D" Shares of RM0.01 each and by ACB of 26,670,000 Preference "F" Shares of RM0.01 each to Limpahjaya for a total sale consideration of RM1,007.92 million to be satisfied by RM0.01 million upfront cash payment, the issuance of RM851.72 million in net present value (RM1,599.41 million in nominal amount) of LCB Bonds together with up to 53.93 million detachable new LCB Shares as equity kicker shares credited as fully paid-up and 156.19 million new LCB Shares at RM1.00 per share, details of which are set out in Section 5.6 of this Circular.
Proposed Divestment of Posim	:	The proposed divestment by Avenel of 83.70% equity interest in Posim comprising 170,097,271 Posim Shares to LLB (47,627,236 shares) and AMSB (122,470,035 shares) for a total sale consideration of RM499.42 million to be satisfied by netting-off against Inter-PLC Debts owing by the ACB Group to the LLB Group, details of which are set out in Section 5.9 of this Circular.
Proposed Divestment of Silverstone	:	The proposed divestment by ACB Group of 52.27% equity interest in Silverstone (held through Umatrac (106,096,118 shares) and ACB (470,888 shares)) comprising 106,567,006 Silverstone Shares to AMB for a total sale consideration of RM133.64 million to be satisfied by an issue of 127.28 million new AMB Shares at RM1.05 per share, details of which are set out in Section 5.10 of this Circular.
Proposed General Offer Waiver to the LCB Concert Parties	:	The proposed general offer waiver to the LCB Concert Parties from undertaking a mandatory general offer for the remaining ACB Shares representing 49.49% (or 784.03 million ACB Shares) not owned by them after the Proposed Acquisition of ACB.
Proposed GWRS	:	Proposed group wide restructuring scheme which comprises the Proposed Debt Restructuring Exercise, Proposed Corporate Restructuring Exercise and Proposed Divestment Programme for the Lion Group.
Proposed Increase In Authorised Share Capital	:	The proposed increase in authorised share capital of ACB from RM400,000,000 comprising 400,000,000 ACB Shares (after the Proposed Capital Reconstruction for ACB) to RM2,000,0000,000 comprising 2,000,000,000 ACB Shares, details of which are set out in Section 13.3 of this Circular.

Proposed Issue of Warrants	:	The proposed renounceable rights issue of approximately 251.92 million new Warrants at an issue price of RM0.10 per Warrant to the shareholders of ACB on the basis of 1 new Warrant for every 1 existing ACB Share held after the Proposed Capital Reconstruction for ACB at an entitlement date to be determined, details of which are set out in Section 5.12 of this Circular.
Proposed Restricted Offer for Sale of LCB Shares	:	The proposed renounceable restricted offer for sale and/or sale of rights to allotment by ACB of up to 226.85 million LCB Shares to Eligible LCB Shareholders at an offer price of RM1.00 per LCB Share on the basis to be determined at a later date, details of which are set out in Section 5.11 of this Circular.
PwC	:	PricewaterhouseCoopers Consulting Sdn Bhd
Raslan Loong	:	Raslan Loong, the legal adviser to the Lion Group
RCCPS	:	Redeemable cumulative convertible preference shares of RM0.01 each to be issued by AMB at an issue price of RM1.00 each pursuant to the Proposed Debt Restructuring Exercise of AMB Group.
Record of Depositors	:	A record of the depositors provided by MCD to the Company under Chapter 24.0 of its rules including any amendments thereof issued by MCD.
Redemption Account	:	An account opened and held by ACB and secured in favour of the Security Trustee for the benefit of the holders of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts which proceeds in the account are used solely to redeem the ACB Bonds and to repay the ACB Debts and ultimately the ACB-SPV Consolidated and Rescheduled Debts (including payment of tax, fees and other costs relating to the Proposed ACB Scheme).
Reference Principal Amount(s)	:	The principal amount(s) including capitalised interest (excluding Penalty Interest) owing by the ACB Scheme Companies to the relevant ACB Scheme Creditors (excluding ACB Group Non-FI Creditors) as at 30 June 1999 (being the date negotiated and agreed by the Lion Group with its core FI lenders).
Related-Party Proposals	:	The Proposed Acquisition of Akurjaya, Proposed Acquisition of Hiap Joo Chong, Proposed Acquisition of Avenel, Proposed Acquisition of Lion Plaza, Proposed Divestment of Megasteel, Proposed Divestment of LLB, Proposed Divestment of CPB, Proposed Divestment of Posim and Proposed Divestment of Silverstone and proposed settlement of the Inter-PLC Debts between the ACB Group and other PLC Group within the Lion Group.
Relevant Amount	:	The cash amount calculated on the basis as set out in Section 6.17 of this Circular.
Reporting Accountants	:	PricewaterhouseCoopers
RHB Sakura	:	RHB Sakura Merchant Bankers Berhad
SC	:	Securities Commission
Scheme	:	The Proposed Corporate Restructuring Exercise, Proposed Divestment Programme and Proposed Debt Restructuring Exercise in relation to the relevant PLC Group.
Scheme Compan(y)ies	:	The compan(y)ies of the relevant PLC Group which are proposed to be included in the relevant Scheme.

Scheme Creditor(s)	:	The Control Secured ACB Scheme Creditor(s), Secured ACB Scheme Creditor(s) and Unsecured ACB Scheme Creditor(s) (including FI lender(s), Non-FI creditor(s) and Inter-PLC Creditor(s)) (as the case may be) of the relevant Scheme Companies whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise.
Secured ACB Scheme Creditor(s)	:	ACB Group FI Lender(s) to the ACB Scheme Companies whose debts are secured against assets of the ACB Group or against assets of third parties, as set out in Appendix VI(a).
Security Trustee	:	The party to be appointed to act in the capacity of security trustee for holders of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts and includes its successors-in-title.
SFI	:	Sabah Forest Industries Sdn Bhd, a 97.8% owned subsidiary of Posim
Share(s)	:	Ordinary share(s) of RM1.00 each (except for CPB where it refers to ordinary share(s) of RM0.50 each)
Silverstone	:	Silverstone Berhad, a 52.4% owned subsidiary of ACB
Sin Seng	:	Sin Seng Investments Pte Ltd
SPV Redemption Account	:	An account opened and held by ACB-SPV and secured in favour of the Security Trustee for the benefit of the holders of ACB-SPV Consolidated and Rescheduled Debts which proceeds in the account arising from the repayment of the ACB Debts to ACB-SPV will be used solely for the repayment of ACB-SPV Consolidated and Rescheduled Debts.
Teck Bee Mining	:	Teck Bee Mining (M) Sendirian Berhad
Tirta	:	Tirta Enterprise Sdn Bhd
Trustee	:	Bumiputra-Commerce Trustee Bhd, appointed to act in the capacity of trustee for holders of the ACB Bonds and includes its successors-in-title
TSWC	:	Tan Sri William H. J. Cheng
TSWC Concert Parties	:	The TSWC Group and parties acting in concert with them, which include the TSWC Vendor Group, the ACB Group and AMB
TSWC Vendor Group	:	TSWC Group and companies deemed connected to the TSWC Group (namely Amanvest, Araniaga, Bayview, Ceemax, Finlink, Happyvest, Horizon Towers, JJSB, Lancaster, LDP, LHPL, LHSB, LM, Panoron, Teck Bee Mining, Tirta, Trillionvest and WCSB) who have entered into sale and purchase agreements in relation to the Proposed GWRS.
TSWC Group	:	TSWC and DAC collectively
Umatrac	:	Umatrac Enterprises Sdn Bhd, a wholly-owned subsidiary of ACB
Unconditional Date	:	The date on which the last of all conditions precedent for the Proposed ACB Scheme is satisfied
UK	:	United Kingdom
USA	:	United States of America

Unsecured ACB Scheme Creditor(s)	:	ACB Scheme Creditor(s) other than Control Secured ACB Scheme Creditor(s) and Secured ACB Scheme Creditor(s), as set out in Appendix VI(a), Appendix VI(b) and Appendix VIII
Warrant(s)	:	Approximately 251.92 million 4½ years warrants 2003/2007 to be issued pursuant to the Proposed Issue of Warrants, each warrant carrying the right to subscribe for 1 new ACB Share during the Exercise Period at an exercise price of RM1.10 per ACB Share.
WCSB	:	William Cheng Sdn Bhd
YTM	:	Yield to maturity

Companies (Other than those disclosed above)

Actual Best	:	Actual Best Limited
Affin-ACF	:	Affin-ACF Finance Berhad
Ambang Jaya	:	Ambang Jaya Sdn Bhd, a wholly-owned subsidiary of ACB
AMSPL	:	Angkasa Marketing (Singapore) Pte Ltd, a wholly-owned subsidiary of ACB
Antara	:	Antara Steel Mills Sdn Bhd
Bayview	:	Bayview Properties Sdn Bhd
Billion Grow	:	Billion Grow Limited
Budivest	:	Budivest Sdn Bhd
CDSB	:	Crystal Dew Sdn Bhd
Crystavel	:	Crystavel Sdn Bhd, a 99.8% owned subsidiary of ACB
JJSB	:	Jelajah Jaya Sdn Bhd
LDP	:	Lion Development (Penang) Sdn Bhd
Lion Suzuki Motor	:	Lion Suzuki Motor Sdn Bhd, a wholly-owned subsidiary of AMB
LM	:	Lion Management Sdn Bhd
LRPL	:	Lion Realty Private Limited
LSM	:	Lion Suzuki Marketing Sdn Bhd, a 49% owned associated company of AMB
Narajaya	:	Narajaya Sdn Bhd
Parkson	:	Parkson Corporation Sdn Bhd, a wholly-owned subsidiary of ACB
Projek Jaya	:	Projek Jaya Sdn Bhd
SAM	:	Suzuki Assemblers Malaysia Sdn Bhd, a 49% owned associated company of AMB
Timuriang	:	Timuriang Sdn Bhd, a wholly-owned subsidiary of ACB

Trillionvest	:	Trillionvest Sdn Bhd
Utara Enterprise	:	Utara Enterprise Sdn Bhd
Viewtrain	:	Viewtrain Company Limited
WCSB	:	William Cheng Sdn Bhd

Currencies:

AUD	:	Australian Dollar
CHF	:	Swiss Franc
HK$	:	Hong Kong Dollar
NLG	:	Netherlands Guilder
NT$	:	New Taiwan Dollar
£ /GBP	:	Great Britain Pound
RM and sen	:	Ringgit Malaysia and sen respectively
Rmb	:	Chinese Renminbi
Rp	:	Indonesian Rupiah
SGD	:	Singapore Dollar
USD and cents	:	United States Dollar and cents respectively

TABLE OF CONTENTS

PAGE

VOLUME 1 OF 2

EXECUTIVE SUMMARY

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997, had an adverse impact on the financial performance of certain companies within the Lion Group (including the ACB Group), as a result of which their cash flows were insufficient to service their respective debt obligations.

ACB has announced to the KLSE on 25 May 2001 that it is an affected PLC pursuant to Practice Note No. 4/2001 due to the deficit recorded in its adjusted shareholders' funds. For the FYE 30 June 2002, ACB recorded an audited consolidated LATMI of RM575.91 million and its audited consolidated NTL as at 30 June 2002 was RM1,529.04 million. For the 3 months financial period ended 30 September 2002, ACB recorded an unaudited consolidated LATMI of RM57.19 million and its unaudited consolidated NTL as at 30 September 2002 was RM1,564.62 million.

Many of the companies within each PLC Group have inter-company receivables from companies of another PLC Group which represent significant assets. The intertwined relationship of the companies within the Lion Group necessitates a global solution to facilitate an orderly recognition of the position of all affected creditors and the pooling of resources available for repayment of the debts of affected companies within the Lion Group (including the ACB Scheme Companies).

The Proposed ACB Scheme (which is set out in Sections 5 and 6 of this Circular) is an integral part of an overall scheme comprising, *inter alia,* various proposed corporate and debt restructuring exercises for the Lion Group. The proposals under the Proposed GWRS for the Lion Group (including the Proposed ACB Scheme) are inter-conditional.

The approach under the Proposed GWRS involves the following:

a) the Proposed Corporate Restructuring Exercise for the four PLC Groups within the Lion Group to facilitate the tapping of future dividends/cash flows from the KOCs in the Lion Group, and to streamline the businesses of each PLC Group such that they each has one or two core businesses;

b) the Proposed Divestment Programme for each of the four PLC Groups to rationalise their activities through the sale of non-core and peripheral assets and businesses;

c) the pooling of cash flows from the KOCs and proceeds from the Proposed Divestment Programme under the relevant PLC;

d) the consolidation of debts of the Scheme Companies within the relevant PLC level; and

e) the pooling of the various sources of cash flow available within each PLC Group, to reduce the risk of default through diversification of sources of cash flow supporting redemption/repayment.

The main objective of the Proposed ACB Scheme is to enable each of the ACB Scheme Companies to continue their operations as going concerns and, in the medium to long term, to enhance value for all stakeholders, including the ACB Scheme Creditors and to ensure that the ACB Scheme Companies are able to meet their commitments to the ACB Scheme Creditors. With its debts restructured, the management of the ACB Group would be able to focus on creating value for shareholders.

The interests of the ACB shareholders have been duly considered. In the opinion of your Board, the Proposed ACB Scheme represents an equitable solution for all stakeholders including the shareholders of ACB.

Proposed Corporate Restructuring Exercise

The transactions of the Proposed Corporate Restructuring Exercise for the ACB Group are as follows:

a) The proposed capital reconstruction exercise of ACB involving a capital reduction of RM0.30 in each existing issued and fully paid-up ordinary share of RM0.50 in ACB and thereafter a capital consolidation on the basis of 5 ordinary shares of RM0.20 each into 1 ordinary share of RM1.00 each;

b) Proposed acquisition of 30% equity interest in Akurjaya for RM385.51 million;

c) Proposed acquisition of 27% equity interest in Hiap Joo Chong for RM3.65 million;

d) Proposed acquisition of 45% equity interest in Avenel for RM202.68 million to be paid to ACB;

e) Proposed acquisition of the entire equity interest in Lion Plaza for RM35.66 million;

f) Proposed divestment of 40% equity interest, 49,000,000 Preference "D" Shares of RM0.01 each and 26,670,000 Preference "F" Shares of RM0.01 in Megasteel for RM1,007.92 million;

g) Proposed divestment of 50.45% equity interest in LLB for RM260.47 million;

h) Proposed divestment of 59.47% equity interest in CPB for RM201.50 million;

i) Proposed divestment of 83.70% equity interest in Posim for RM499.42 million;

j) Proposed divestment of 52.27% equity interest in Silverstone for RM133.64 million;

k) Proposed renounceable restricted offer for sale and/or sale of rights to allotment by ACB of up to 226.85 million LCB Shares;

l) Proposed renounceable rights issue of approximately 251.92 million new 4½ years warrants 2003/2007; and

m) Proposed settlement of the Inter-PLC Debts owing to the ACB Scheme Companies and owing by the ACB Scheme Companies.

Further, your Board has identified non-core and peripheral assets amounting to an estimated RM2,590.5 million in nominal value (in terms of aggregate net divestment proceeds), which are expected to continue to be divested progressively over a period of approximately 4 years up to the year 2006, and the divestment proceeds are dedicated for the Proposed Debt Restructuring Exercise for the ACB Group.

Proposed Debt Restructuring Exercise

I. **ACB Group FI Lenders, FRN Holders and ACB Group Inter-PLC Creditors whose Debts are Addressed**

The names of the ACB Group FI Lenders and FRN Holders whose debts are proposed to be addressed by the Proposed Debt Restructuring Exercise for the ACB Group as well as the particulars of nature/type of facilities and amounts addressed are set out in Appendix VI(a) and Appendix VI(b).

The details of the ACB Group Inter-PLC Creditors whose debts are proposed to be addressed by the Proposed Debt Restructuring Exercise for the ACB Group are set out in Appendix VIII.

II. **Mode of settlement of the ACB Group FI Lenders, FRN Holders and the ACB Group Inter-PLC Creditors**

a) The Applicable Debts owing to the ACB Group FI Lenders, FRN Holders and ACB Group Inter-PLC Creditors refer to the "Outstanding Principal Amounts".

b) For ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors), a principal portion of the Outstanding Principal Amounts is proposed to be waived, the quantum of their Outstanding Principal Amounts to be waived shall be calculated in the manner set out in Appendix X.

c) For the ACB Scheme Creditors (other than ACB Group Non-FI Creditors) where there is any payment between 1 July 1999 but prior to the Unconditional Date, their Outstanding Principal Amounts shall be subject to a further reduction equivalent to the Further Sum.

d) Following negotiations with the core ACB Group FI Lenders, ACB proposes that the Adjusted Applicable Debts owing to the ACB Group FI Lenders, FRN Holders and ACB Group Inter-PLC Creditors shall be settled in the following manner:

(i) For the Control Secured ACB Scheme Creditors, their Adjusted Applicable Debts equal to 12.5% of their Accrued Interests are proposed to be settled by way of a debt to equity conversion. (*For information purposes only*, this amounts to approximately 2.2% of the total Adjusted Applicable Debts for both RM and USD denominated debts amounting to RM1,058.77 million of 23.17 million ACB Shares).

The issue price of the new ACB Shares is fixed at RM1.00 per share, determined based on the pricing basis set out in Section 6.19 of this Circular. The debt to equity conversion shares and upfront cash payment for both RM and USD denominated debts are calculated based on their Adjusted Applicable Debts after netting-off against divestment proceeds from Amsteel Securities (HK) Ltd and Amsteel Futures (HK) Ltd which form part of the Further Sum;

(ii) For the Secured ACB Scheme Creditors, their Adjusted Applicable Debts equal to 12.5% of their Accrued Interests are proposed to be settled by way of a debt to equity conversion. (*For information purposes only*, this amounts to approximately 2.2% of the total Adjusted Applicable Debts for both RM and USD denominated debts amounting to RM407.54 million of 9.32 million ACB Shares).

The issue price of the ACB Shares is fixed at RM1.00 per share, determined based on the pricing basis set out in Section 6.19 of this Circular;

(iii) For Unsecured ACB Scheme Creditors (other than ACB Group Non-FI Creditors), their Adjusted Applicable Debts equal to 11% of their Reference Principal Amounts are proposed to be settled by way of a debt to equity conversion. (*For information purposes only*, this amounts to approximately 16.4% of the total Adjusted Applicable Debts for both RM and USD denominated debts amounting to RM2,492.05 million of 408.56 million ACB Shares.)

Note: For ACB Group Inter-PLC Creditors only, the debt to equity conversion ratio is calculated prior to netting-off against any purchase considerations (after adjusting for the Cash Yield Adjustment) to be received by the ACB Group, as the case may be, as set out in Section 5 of this Circular.

The issue price of the ACB Shares is fixed at RM1.00 per share, determined based on the pricing basis set out in Section 6.19 of this Circular.

(iv) The balance of the Adjusted Applicable Debts, after accounting for items (d) (i), (ii) and (iii) above, owing by the ACB Scheme Companies to the ACB Scheme Creditors other than ACB Group Non-FI Creditors in RM and USD denominated debts, are proposed to be settled by:

- 5.5% in the form of up-front cash payment worth RM57.37 million and the remaining balance by issuance of ACB Bonds worth RM978.23 million for Control Secured ACB Scheme Creditors;

- 5.5% in the form of up-front cash payment worth RM22.07 million and the remaining balance by issuance of ACB Bonds worth RM376.15 million for Secured ACB Scheme Creditors;

- 4.5% in the form of debt to equity conversion shares of 59.48 million ACB Shares, 2.0% in the form of up-front cash payment worth RM27.09 million and the remaining balance by issuance of Class B Unsecured ACB Scheme Creditors worth RM1,238.08 million.

- 4.5% in the form of debt to equity conversion shares of 34.08 million ACB Shares and the remaining balance by issuance of Class C Unsecured ACB Scheme Creditors worth RM724.77 million.

Note: For ACB Group Inter-PLC Creditors only, the balance of the Reference Principal Amounts is calculated after netting-off against any purchase considerations (after adjusting for the Cash Yield Adjustment) to be received by the ACB Group, as the case may be, as set out in Section 5 of this Circular.

A diagrammatic summary of the proposed mode of settlement of the ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors) pursuant to the Proposed Debt Restructuring Scheme for the ACB Group together with the pertinent features of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts is set out in Section 6.1 of this Circular.

III. **Proposed Categorisation of the ACB Group FI Lenders, FRN Holders and the ACB Inter-PLC Creditors**

For the purpose of determining the mode of settlement, the ACB Group FI Lenders, FRN Holders and the ACB Group Inter-PLC Creditors shall be categorised as follows:

a) **Class A(1) Control Secured ACB Scheme Creditors**

Control Secured ACB Scheme Creditors would be allocated Class A(1) ACB Bonds/A(1) ACB-SPV Consolidated and Rescheduled Debts.

b) **Class A(2) Secured ACB Scheme Creditors**

The portion of the Adjusted Applicable Debt which is recoverable based on the estimated value of the pledged securities other than LLB Shares, CPB Shares, Posim Shares or Silverstone Shares would be allocated Class A(2) ACB Bonds/A(2) ACB-SPV Consolidated and Rescheduled Debts.

c) **Class B Unsecured ACB Scheme Creditors**

The portion of the Adjusted Applicable Debt which is recoverable based on the estimated rate of recovery at the respective ACB Scheme Companies concerned, would be allocated Class B ACB Bonds/Class B ACB-SPV Consolidated and Rescheduled Debts.

d) **Class C Unsecured ACB Scheme Creditors**

The portion of the Adjusted Applicable Debt which is not recoverable based on the estimated rate of recovery at the respective ACB Scheme Companies concerned, would be allocated Class C ACB Bonds/Class C ACB-SPV Consolidated and Rescheduled Debts.

An illustration of the classes of instruments to be allocated to the ACB Group FI Lenders, FRN Holders and ACB Group Inter-PLC Creditors is set out in Section 6.4 of this Circular.

The classification of the Adjusted Applicable Debts owing to the ACB Group FI Lenders and FRN holders, their applicable security coverage and recovery rate are set out in Appendix VI(a) and Appendix VI(b).

IV. Proposed YTM and redemption/repayment profile

The proposed cash YTMs and the value of ACB Shares to be issued as debt to equity conversion shares and equity-kicker shares for each class of ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts for the ACB Group FI Lenders and FRN Holders are set out below:

Category	**Instrument**	**Debt to equity conversion shares and equity-kicker enhancement to YTM**				**All-in YTM[2]**
		Cash YTM [1]	**Kicker YTM [1]**	**No. of ACB Shares issued as debt to equity conversion share and equity-kicker**	**Total No. of ACB Shares ('million)**	
Class A(1)	ACB Bonds	7.00%	0.25%	Approximately RM2,166.08 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as debt to equity conversion shares	3.70	7.25%
				Approximately RM731.35 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as equity-kicker shares	1.27	
Class A(1)	ACB-SPV Consolidated and Rescheduled Debts	6.50%	0.25%	Approximately USD2,131.75 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as debt to equity conversion shares	19.47	6.75%
				Approximately USD717.95 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as equity-kicker shares	6.56	

Category	Instrument	Debt to equity conversion shares and equity-kicker enhancement to YTM				All-in YTM[2]
		Cash YTM [1]	Kicker YTM [1]	No. of ACB Shares issued as debt to equity conversion share and equity-kicker	Total No. of ACB Shares ('million)	
Class A(2)	ACB Bonds	6.00%	0.75%	Approximately RM2,251.64 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as debt to equity conversion shares	9.22	6.75%
				Approximately RM2,144.56 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as equity-kicker shares	8.50	
Class A(2)	ACB-SPV Consolidated and Rescheduled Debts	5.25%	0.75%	Approximately USD881.38 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as debt to equity conversion shares	0.10	6.00%
				Approximately USD2,173.17 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as equity-kicker shares	0.25	
Class B	ACB Bonds	4.75%	0.85%	Approximately RM14,996.57 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as debt to equity conversion shares	44.63	5.60%
				Approximately RM3,357.55 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as equity-kicker shares	9.99	

Category	Instrument	Debt to equity conversion shares and equity-kicker enhancement to YTM				All-in YTM[2]
		Cash YTM [1]	Kicker YTM [1]	No. of ACB Shares issued as debt to equity conversion share and equity-kicker	Total No. of ACB Shares ('million)	
Class B	ACB-SPV Consolidated and Rescheduled Debts	4.00%	0.85%	Approximately USD14,996.57 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as debt to equity conversion shares	163.13	4.85%
				Approximately USD3,306.46 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as equity-kicker shares	35.97	
Class C	ACB Bonds	4.75%	0.85%	Approximately RM14,996.57 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as debt to equity conversion shares	28.53	5.60%
				Approximately RM6,348.50 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as equity-kicker shares	12.08	
Class C	ACB-SPV Consolidated and Rescheduled Debts	4.00%	0.85%	Approximately USD14,996.57 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as debt to equity conversion shares	89.46	4.85%
				Approximately USD6,375.46 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as equity-kicker shares	38.03	

Notes:

1. *The cash YTM and kicker YTM were arrived at following negotiations with the core ACB Group FI Lenders and after taking into consideration the availability of the ACB Group's cash flows for the 11-year period from 2001 to 2011.*

2. *Represents the aggregate of the cash YTM and kicker YTM*

A contingent back-end Loyalty Payment of up to a maximum of 0.75% in addition to the cash YTMs shall be payable upon the full redemption/repayment of all classes of the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts to the extent of the apportioned Relevant Amount, if any.

The ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts are redeemable/repayable in annual instalments and their proposed redemption/repayment tenure is summarised as below:

Class of Creditors	Control Secured Creditors	Secured Creditors	<----Unsecured Creditors--->	
	Class A(1)	Class A(2)	Class B*	Class C
ACB	1-5 years	1-5 years	1-9 years	1-10 years

* *Including the Class B Bonds issued as settlement for the Proposed Acquisition of Lion Plaza.*

The first annual redemption/repayment date of ACB Bonds or ACB-SPV Consolidated and Rescheduled Debts shall be on Issue Date, and thereafter, the subsequent annual redemption/repayment dates shall be on every 31 December. However, a redemption/repayment made at any date which is not more than 14 days before each redemption/repayment date of 31 December will not be construed as early redemption/repayment.

Based on the proposed yearly redemption/repayment amounts and the due dates for the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts, holders of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts would receive the relevant cash YTM as stated above for the period commencing on 1 January 2002 and ending on their respective last annual redemption/repayment date for the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts. Accordingly, interest due to holders of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts from 1 January 2002 is built into the relevant cash YTM as stated above.

The redemption/repayment profiles of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts are set out in Appendix IX.

The ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts were previously targeted to be issued on 1 January 2002, and accordingly, up-front cash payment totalling RM107.29 million ("Year 0 Payment") was previously targeted to be paid to the ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors) on 1 January 2002 as well. However, in view of the unforeseen delay in the implementation of the Proposed ACB Scheme which is expected to be effected in the first quarter of 2003, ACB proposes to pay interest on the Year 0 Payment for the period commencing on 1 January 2002 up to the Issue Date calculated based on the cash YTM of the relevant ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts without compounding ("Year 0 Interest").

For illustrative purposes only, the estimated Year 0 Interest with interest thereon ("Year 0 Interest Payment") to be paid by ACB is approximately RM6.93 million (assuming Issue Date is at 31 December 2002) and the Year 0 Interest Payment shall be paid to holders of the instruments in two tranches.

A total of up to RM226.85 million LCB Shares will be offered for sale and/or sale of rights to allotment by ACB to Eligible Shareholders of LCB, details which are set out in Section 5.11 of this Circular. These LCB Shares are identified as one of the supporting backing the first redemption/repayment of ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts on 31 December 2002. As the aforesaid LCB Shares would not be sold by Issue Date, up to 100% of the nominal value of both Class A (1) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts due and payable on 31 December 2002 shall be deferred and paid by 31 March 2003 (for up to 75% nominal value for both instruments) and 30 June 2003 (for up to 25% nominal value for both instruments) ("Class A(1) Deferred Payment"). In addition, up to 100% of the nominal value for both Class A (2) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts due and payable on 31 December 2002 shall be deferred and paid by 31 December 2003 ("Class A(2) Deferred Payment"), details of which are set out in Section 6.7.2 of this Circular. *For illustrative purposes only,* ACB proposes to pay an interest on the Class A(1) Deferred Payment and Class A(2) Deferred Payment of approximately RM5.78 million (based on the aforesaid deferred payment dates) calculated based on the

cash YTM applicable to the relevant instruments without compounding, and such interest shall be paid on the respective last annual redemption/repayment date for the instrument.

V. **Payment of Back-End Amount**

A contingent payment of up to the nominal value of the Back-End Amount (calculated in accordance with the formula set out in Appendix X) shall be payable to the Unsecured ACB Scheme Creditors as contingent payment of the Principal Waived (excluding Penalty Interest) upon the full redemption/repayment of all classes of the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts, if and to the extent of the apportioned Relevant Amount, if any.

VI. **Proposed Debt Restructuring Exercise For ACB Group Non-FI Creditors**

The ACB Group proposes to settle the amounts owing to the ACB Group Non-FI Creditors amounting to RM36.74 million, as set out in Appendix VII, by way of a debt to equity conversion either by bilateral agreement or by way of a scheme of arrangement under Section 176 of the Cos Act. The issue price of the new ACB Shares for debt to equity conversion is fixed at RM1.00 per share, as determined based on the pricing basis set out in Section 6.19 of this Circular.

VII. **Proposed Increase In Authorised Share Capital**

It is intended that ACB increases its authorised share capital from RM400,000,000 comprising 400,000,000 ACB Shares (after the Proposed Capital Reconstruction for ACB) to RM2,000,000,000 comprising 2,000,000,000 ACB Shares by the creation of 1,600,000,000 new ACB Shares to cater for the increase in the issued and fully paid up share capital of ACB arising from the Proposed ACB Scheme and to accommodate any further issuance of new issued and fully paid up share capital by ACB in the future.

AMSTEEL CORPORATION BERHAD (20667 - M)
(Incorporated in Malaysia)

Registered Office:

Level 46 Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

9 January 2003

Board of Directors:

Jen (B) Tan Sri Dato' Zain Hashim *(Chairman)*
Pee Kang Seng @ Lim Kang Seng *(Managing Director)*
Tan Sri William H.J. Cheng
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim
Munajat bin Idris
M. Chareon Sae Tang @ Tan Whye Aun
Tan Siak Tee

To: The Shareholders of ACB

Dear Sir/Madam,

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES IN RESPECT OF THE ACB GROUP

1. INTRODUCTION

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997, had an adverse impact on the financial performance on certain companies within the Lion Group (including the ACB Group), as a result of which their cash flows were insufficient to service their respective debt obligations.

On 5 July 2000 and 19 October 2000, the Lion Group announced the Proposed GWRS and the revisions thereto encompassing various proposed corporate restructuring exercises, divestment programmes and debt restructuring exercises, which is envisaged to provide the Lion Group (and the ACB Scheme Companies in particular) with the financial ability to meet their financial commitments to the Scheme Creditors, to enable the Lion Group to continue operations on a going-concern basis and, in the medium to long term, to regain a position of profitability.

However, subsequent to the aforesaid announcements, the growth of the Malaysian economy had reduced significantly and the economy faces a prospect of further slow-down due to the uncertainties facing the global financial markets. The weaker domestic economy had led to less favourable operating conditions which have necessitated a re-examination of the sources of cash flows identified to support the proposed debt restructuring under the Proposed GWRS announced earlier. Following the completion of the aforesaid review, necessary revisions and adjustments were made to the structure and terms of the Proposed GWRS, details of which were announced on 8 October 2001.

Further to the announcement on 8 October 2001 and following the close of the financial period ended 31 December 2001, the Lion Group's senior management again re-examined the operational performance and actual financial results achieved by Megasteel and SFI (two of the three KOCs within the Lion Group whose future cash flows have been identified to support the Proposed Debt Restructuring Exercise of the Lion Group).

The Lion Group's senior management noted that the actual domestic demand and market prices for Megasteel's HRCs and SFI's pulp and paper have been significantly lower than the original forecast/projections. Following the aforesaid review, the Directors of the Lion Group revised downwards the profit and cash flow forecasts and projections of Megasteel and SFI and the revisions were flowed-through to the Proposed GWRS announced on 5 July 2000, 19 October 2000 and 8 October 2001. The further revisions and adjustments made to the Proposed GWRS were announced on 26 March 2002.

The Proposed Debt Restructuring Exercise, which is an integral part of the Proposed GWRS as set out in this Circular, was arrived at following negotiations amongst the core FI lenders of the Lion Group under the auspices of the Corporate Debt Restructuring Committee of BNM.

On 9 May 2002, the Lion Group announced that the FIC, MITI and the Controller of Foreign Exchange (BNM), have approved the relevant proposals within the revised Proposed GWRS that required their respective approvals, details of which are set out in Section 11 of this Circular.

Further, on 12 July 2002, the Lion Group announced that the SC has approved the Proposed GWRS *vide* its letter dated 9 July 2002, which includes the Proposed ACB Scheme, details of which are as set out in Section 11 of this Circular.

ACB had on 19 August 2002 issued an Explanatory Statement pursuant to Section 177 of the Cos Act to the ACB Scheme Creditors to seek their approval for the Proposed ACB Scheme (details of the Proposed Debt Restructuring Exercise as set out in the Explanatory Statement are also set out in Section 6 of this Circular) at the Court-Convened Meetings. The approvals of the ACB Scheme Creditors were obtained at their respective Court-Convened Meetings held on 16, 18 and 25 September 2002. Similarly, on 26 September 2002, Silverstone obtained its shareholders' approval for the disposal of Silverstone to AMB.

On 10 October 2002, the Lion Group announced that following an appeal submitted by the Lion Group to the SC, the SC has approved, *inter alia,* ACB's appeal on certain terms and conditions imposed by the SC *vide* its letter dated 9 July 2002, details of which are set out in Section 11 of this Circular.

Your Board also proposes to increase ACB's authorised share capital from RM400,000,000 comprising 400,000,000 ACB Shares (after the Proposed Capital Reconstruction of ACB) to RM2,000,000,000 comprising 2,000,000,000 ACB Shares to cater for the increase in the issued and fully paid-up share capital of ACB arising from the Proposed ACB Scheme and to accommodate any further issuance of new ACB Shares by ACB in the future, details of which are set out in Section 13.3 of this Circular.

The purpose of this Circular is to provide you with the relevant details of the Proposals, to set out the your Board's recommendation thereon and to seek your approval for the Proposals to be tabled at the forthcoming EGM to be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 9.00 a.m.. The Notice of the EGM is enclosed in this Circular.

Certain proposals within the Proposed ACB Scheme (namely the Related Party Proposals) are related party transactions, and in compliance with the requirements of Chapter 10 of the Listing Requirements of the KLSE, Andersen has been appointed by ACB as the Independent Adviser to advise the Independent Directors and minority shareholders of ACB on the fairness and reasonableness of the terms and conditions of the Related-Party Proposals. In this regard, KLSE and SC have approved the appointment of Andersen as the Independent Adviser on 9 October 2000 and 13 October 2000 respectively.

Andersen's Independent Advice Circular will be despatched to shareholders in due course. Shareholders are advised to read both this Circular and the Independent Advice Circular from Andersen carefully before voting on the resolutions pertaining to the Proposed ACB Scheme (which includes the Related-Party Proposals) to be tabled at the forthcoming EGM.

2. INFORMATION ON THE ACB GROUP

ACB was incorporated in Malaysia on 10 October 1974 as Kinta Steel Sdn Bhd under the Cos Act. It changed its name to Amalgamated Steel Mills Sdn Bhd on 9 July 1976. It was converted into a public company on 18 June 1982 and adopted its current name on 12 December 1994. The Company's shares were officially listed on the Main Board of the KLSE on 13 January 1983.

As at 25 November 2002, ACB's authorised share capital is RM1,000,000,000 comprising 2,000,000,000 ordinary shares of RM0.50 each, whilst its issued and fully paid-up share capital is RM629,796,501 comprising 1,259,593,001 ordinary shares of RM0.50 each.

ACB is an investment holding company whose subsidiaries are currently involved in the following principal activities:

- manufacture and marketing of steel bars, wire rods and hot briquetted iron
- distribution and manufacture of tyres, rubber compound and other related products
- manufacture of light trucks and buses and motorcycle parts and accessories, sale and distribution of motorcycles and motor vehicles and assembly of motorcycles
- beer brewing
- integrated wood based activities and pulp and paper mill operation
- property development
- cultivation of rubber and oil palm, processing of palm oil and plantation management
- operation of departmental stores and hypermarkets

ACB recorded an audited consolidated LATMI of RM575.91 million for the FYE 30 June 2002 and its audited consolidated NTL as at 30 June 2002 was RM1,529.04 million. For the 3 months financial period ended 30 September 2002, ACB recorded an unaudited consolidated LATMI of RM57.19 million and its unaudited consolidated NTL as at 30 September 2002 was RM1,564.62 million.

Further information on the ACB Group is set out in Appendix I(a) of this Circular.

3. THE AUDITED FINANCIAL POSITION OF THE ACB GROUP AS AT 30 JUNE 2002

The summarised audited consolidated balance sheet of the ACB as at 30 June 2002, is as follows:

	RM'000
Fixed Assets*	6,793,081
Associated Companies	904,592
Investments	172,067
Intangible Assets	349,258
Net Current Liabilities	(7,144,222)
	1,074,776
Share Capital	629,797
Reserves	(1,809,579)
Shareholders' Funds	(1,179,782)
Minority Interest	1,861,318
Long term liabilities	331,486
Bonds	-
Deferred Taxation	61,754
	1,074,776

* *Include forest concessions, land and development expenditure, investment properties and hotel properties*

The ACB Group's bank borrowings and Inter-PLC Debts as at 30 June 2002 are as follows:

Bank borrowings	Short term[1] RM'000	Long term[2] RM'000	Working capital[3] RM'000	As at 30 June 2002 Total RM'000
Secured[4]	620,648	275,920	142,058	1,038,627
Unsecured[5]	5,041,902	42,860	1,098,556	6,183,318
				7,221,945

Notes:

1. *Short term borrowings comprise term loans and revolving credit which are repayable within 12 months from the balance sheet date.*
2. *Long term borrowings comprise term loans which are repayable after 12 months from the balance sheet date.*
3. *Working capital comprise bank overdrafts and bills payable which are repayable within 12 months from the balance sheet date.*
4. *The secured debts are borrowings which are secured against the assets of the ACB Group.*
5. *The unsecured debts are borrowings obtained by the ACB Group without any security against the assets of the ACB Group.*

The ACB Group's bank borrowings and Inter-PLC Debts as at 30 June 2002 are denominated in the following currencies:-

	Foreign currency '000	Exchange Rate*	Total (in RM '000 equivalent)
RM	-	-	2,595,139
USD	1,028,847	3.800	3,909,619
Rmb	1,495,096	0.459	686,249
Others	7,936	-	30,938
			7,221,945

Note:

* *Based on the exchange rate as at 28 June 2002 (Source: The Star Newspaper dated 29 June 2002)*

	RM '000
Inter-PLC Debts/Intra companies debts	
Amount due to the ACB Group from other companies[1] within the Lion Group (other than the ACB Group)[2]	16,000
Amount payable by the ACB Group to other companies[1] within the Lion Group	(1,839,000)
Net Inter-PLC Debt/*Net Intra* companies debts	(1,823,000)

Notes:

1. *The names of the companies within the Lion Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix VIII.*

2. *Up to the FYE 30 June 2002, ACB has made no provisional loss in relation to the principal to be waived by ACB for the Inter-PLC Debts owing to the ACB Group from other PLC Group within the Lion Group pursuant to the Proposed ACB Scheme. The management of ACB estimates that the total principal to be waived by ACB will amount to RM2 million.*

The amount of bank borrowings and Inter-PLC Debts proposed to be addressed under the Proposed Debt Restructuring Exercise for the ACB Group (details of which are set out in Section 6 of this Circular) are as follows:

	Outstanding As at 30 June 2002 RM'000	Amount addressed under Proposed ACB Scheme [1] RM'000	Amount not addressed under Proposed ACB Scheme RM'000
ACB Group FI Lenders and FRN Holders	7,221,945	4,132,370	3,089,575
Inter-PLC Creditors	1,839,000	1,813,000	26,000
	9,060,945	5,945,370	3,115,575

Note:

1. *These amounts represent the Outstanding Principal Amount as at 31 December 2001 less Further Sum.*

The ACB Group Non-FI Creditors as at 30 June 2002 is as follows:

	RM 'million
ACB Group Non-FI Creditors	38.12

Further details on the ACB Scheme Creditors are set out in Appendices VI(a), VI(b), VII and VIII of this Circular.

4. RATIONALE AND BENEFITS OF THE PROPOSED GWRS AND THE PROPOSED ACB SCHEME

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997, had an adverse impact on the financial performance of certain companies within the Lion Group (including the ACB Group) as a result of which their cash flows were insufficient to service their respective debt obligations.

ACB has announced to the KLSE on 25 May 2001 that it is an affected PLC pursuant to the Practice Note No. 4/2001 due to the deficit recorded in its adjusted shareholders' funds. For the FYE 30 June 2002, ACB recorded an audited consolidated LATMI of RM575.91 million and its audited consolidated NTL as at 30 June 2002 was RM1,529.04 million. For the 3 months financial period ended 30 September 2002, ACB recorded an unaudited consolidated LATMI of RM57.19 million and its unaudited consolidated NTL as at 30 September 2002 was RM1,564.62 million.

Many of the companies within each PLC Group have inter-company receivables from companies of another PLC Group which represent significant assets. The intertwined relationship of the companies within the Lion Group necessitates a global solution to facilitate an orderly recognition of the position of all affected creditors and the resources available for repayment of the debts of affected companies within the Lion Group (including the ACB Scheme Companies).

The Proposed ACB Scheme (which is set out in Sections 5 and 6 of this Circular) is an integral part of an overall scheme comprising, *inter alia*, various proposed corporate and debt restructuring exercises for the Lion Group. The proposals under the Proposed GWRS for the Lion Group (including the Proposed ACB Scheme) are inter-conditional.

The approach under the Proposed GWRS involves the following:

a) the Proposed Corporate Restructuring Exercise for the four PLC Groups within the Lion Group to facilitate the tapping of future dividends/cash flows from the KOCs in the Lion Group, and to streamline the businesses of each listed PLC Group such that they each has one or two core businesses;

b) the Proposed Divestment Programme for each of the four PLC Groups to rationalise their activities through the sale of non-core and peripheral assets and businesses;

c) the pooling of cash flows from the KOCs and proceeds from the Proposed Divestment Programme under the relevant PLC;

d) the consolidation of debts of the Scheme Companies within the relevant PLC level; and

e) the pooling of the various sources of cash flow available within each PLC Group, to reduce the risk of default through diversification of sources of cash flow supporting redemption/repayment.

The overall concept of the Proposed ACB Scheme is essentially a rescheduling of the ACB Scheme Companies' debts so that their debts may be repaid in a structured and timely manner moving forward. Under the Proposed ACB Scheme, there is an upfront dedication of cash flow for redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts where the available cash flow (after setting aside a certain amount to cater for future contingencies) are matched with the debt obligations of ACB.

The identified sources of cash flow that would support the redemption/ repayment of the ACB Bonds and the ACB-SPV Consolidated and Rescheduled Debts comprise mainly (i) net proceeds from the disposal of assets in the Proposed Divestment Programme for the ACB Group; (ii) proceeds from the redemption of LCB Bonds and (iii) proceeds from the sale of LCB Shares attached to the LCB Bonds, details of which are set out in Section 6.14 of this Circular. The diversified sources of cash flow supporting the said instruments are intended to reduce the risk of default, which would be beneficial to the stakeholders.

Whilst flexibility is given to the management of the ACB Group to execute the divestment programme and maximise divestment value (which are in the interest of the stakeholders), the yearly redemption/repayment profile of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts sets clear benchmarks for the management of the ACB Group.

As for ACB shareholders, the main benefit of the Proposed ACB Scheme is that each of the ACB Scheme Companies will be able to continue its operations on a going-concern basis and with its debts restructured, the management of the ACB Group would be able to focus on creating value for shareholders.

The specific rationale for each of the corporate transactions proposed under the Proposed Corporate Restructuring Exercise for the ACB Group is set out in Section 5 of this Circular.

The interest of the ACB shareholders have been duly considered and in the opinion of your Board, the Proposed ACB Scheme represents an equitable solution for all stakeholders including the shareholders of ACB.

5. THE PROPOSED CORPORATE RESTRUCTURING EXERCISE

Upon completion of the Proposed Corporate Restructuring Exercise, the ACB Group's core business would be principally focused on property development, retail and distribution and plantation businesses and indirectly on the automotive and tyre businesses *via* AMB.

The Proposed Corporate Restructuring Exercise would involve the following proposals:

5.1 Proposed Capital Reconstruction for ACB

The cash flows projected over the next 9 years by your Board after setting aside an amount to cater for future contingencies, is not expected to be sufficient to support repayment of the debts of the ACB Scheme Creditors entirely in cash. Accordingly, it is necessary to issue new ACB Shares as equity-kicker (as yield enhancement to the cash YTM as described in Section 6.6 of this Circular) and for debt to equity conversion to address the shortfall in the available cash flows. However, your Board noted that the market prices of the ACB Shares as traded on the KLSE have for the past financial year been lower than the par value of ACB Shares, and without a share capital reconstruction exercise for ACB, the new ACB Shares may not be instruments which are acceptable to the ACB Scheme Creditors. Further, the ACB Group has been recording losses for the past five financial years and as at 30 June 2002, the audited consolidated accumulated losses amounted to RM2,895.02 million and its consolidated total assets is less than its consolidated total liabilities with a consolidated net tangible liabilities per ACB Share of RM1.21.

Accordingly, your Board proposes that ACB implements a capital reconstruction exercise involving the following capital reduction of RM0.30 in each existing issued and fully paid-up ordinary share of RM0.50 each and thereafter a capital consolidation on the basis of 5 ordinary shares of RM0.20 each into 1 ordinary share of RM1.00 each in ACB:

	Existing issued and fully paid-up capital	*Existing Par Value*	*Proposed Capital Reduction*	*Capital Consolidation*	*New Par Value*	*Issued and fully paid-up capital after Proposed Capital Reconstruction for ACB*
		RM	*%*		*RM*	
ACB	1,259,593,001	0.50	60	5 into 1	1.00	251,918,601*

Note:

* *After taking into account the proposed allotment and issuance of an additional 4 ordinary shares of RM0.20 each for cash to increase the issued and fully paid-up share capital from RM251,918,600.20 (after the capital reduction of RM0.30 in each ACB Share) to RM251,918,601.*

The credit arising from the Proposed Capital Reconstruction for ACB of RM377.88 million will be used to reduce the accumulated losses of ACB. On a proforma basis, the audited consolidated accumulated losses of ACB as at 30 June 2002 will be reduced from RM2,895.02 million to RM2,517.14 million.

Fractions of ACB Shares after the Proposed Capital Reconstruction for ACB, shall be disregarded and dealt with in such manner as your Board in its absolute discretion thinks fit and expedient.

The ACB Shares after the Proposed Capital Reconstruction for ACB shall rank *pari passu* amongst each other in respect of entitlements to dividends, rights, allotments or other distributions should the entitlement date for such dividends, rights, allotments or other distributions be declared after the Proposed Capital Reconstruction for ACB.

For illustrative purposes only, the theoretical market price of the ACB Shares after the Proposed Capital Reconstruction for ACB may be calculated as follows:

$$E = \frac{B}{(1 - C)} \times D$$

Where:

E = Theoretical market price of the ACB Shares after the Proposed Capital Reconstruction for ACB

B = Last transacted market price of the ACB Shares prior to the date at which the Record of Depositors will be closed, and the ACB Shares held by shareholders whose name appear in the Record of Depositors as at that date would be subject to the capital reconstruction exercise

C = 60%, being the proposed percentage of capital reduction attributable to each share

D = 2, being the consolidation from a par value of RM0.50 to RM1.00 for each ACB share

5.2 Proposed Acquisition of Akurjaya

5.2.1 Information on Akurjaya

Please refer to Appendix II(a) for information on Akurjaya including details on its properties.

The audited consolidated NTA of Akurjaya as at 30 June 2002 was RM359.43 million. The audited consolidated LATMI for the FYE 30 June 2002 was RM47.71 million. For the 3 months financial period ended 30 September 2002, Akurjaya recorded an unaudited consolidated PATMI of RM14.73 million and its unaudited consolidated NTA as at 30 September 2002 was RM374.50 million.

For information purposes only, the carrying value of the Akurjaya Shares as recorded in the audited accounts of Horizon Tower as at 30 June 2002 was RM19.1 million. The total original cost of investment of Akurjaya to Horizon Towers which was made on 26 August 1991 was RM19.1 million.

There are no additional financial commitments required from ACB in putting the business of Akurjaya on-stream and there are no liabilities to be assumed by ACB arising from the Proposed Acquisition of Akurjaya.

5.2.2 Terms and Conditions

A conditional share sale agreement dated 5 July 2000, and supplemental share sale agreements dated 19 October 2001, 8 October 2001, 26 March 2002 and 7 January 2003 were entered into between ACB and Horizon Towers in respect of the Proposed Acquisition of Akurjaya. The salient terms and features of the aforesaid conditional share sale agreement (as varied and supplemented by the supplemental agreements to cater for the revisions to certain terms and conditions of the Proposed Acquisition of Akurjaya) are set out as follows and in Sections 5.2.3 and 5.2.4 of this Circular.

It is proposed that the ACB Group consolidates its interest in Akurjaya by acquiring the remaining 30% equity interest in Akurjaya from Horizon Towers comprising 19,050,000 Akurjaya Shares for a total purchase consideration of RM385.51 million to be satisfied by the issue of 385.51 million new ACB Shares at RM1.00 per share, derived based on the pricing basis set out in Section 5.15 of this Circular.

The Akurjaya Shares shall be acquired by ACB free from all liens, claims, charges and encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the abovementioned acquisition.

The Proposed Acquisition of Akurjaya forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Acquisition of Akurjaya is a related party transaction. The names of the Directors of ACB, substantial shareholders and persons connected to them who are interested in the Proposed Acquisition of Akurjaya are set out in Section 12 of this Circular.

5.2.3 Basis of Purchase Consideration

The purchase consideration of RM385.51 million for the remaining 30% equity interest in Akurjaya was arrived at on a willing buyer-willing seller basis and is based on the proforma audited consolidated NTA of Akurjaya as at 30 June 2002 of RM1,285.02 million after adjusting for, *inter alia,* (i) the open market value of the properties held by Akurjaya as approved by the SC of RM973.8 million less net revaluation deficit of RM1.7 million arising from one of the properties of which a sale and purchase agreement has been executed, (*for information purposes*, Khong & Jaafar Sdn Bhd and C H Williams Talhar & Wong Sdn Bhd, both firms of independent professional valuers have assessed the open market value of such properties as at 31 July 2001 of RM991.1 million, using predominantly comparison method and together with discounted cash flow and residual methods) and (ii) restating the cost of investment in Megasteel of RM198.9 million based on a discounted cash flow valuation of the future cash flows of Megasteel. Copies of the valuation letters are enclosed in Appendix XVI(a) of this Circular.

5.2.4 Ranking of the New ACB Shares and Moratorium on Disposal

The new ACB Shares to be issued to Horizon Towers which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for ACB, shall rank *pari passu* in all respects with the existing ACB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new ACB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

The SC has, *vide* its letter dated 9 July 2002 approving the Proposed ACB Scheme, imposed a moratorium on LCB on the disposal of 50% of the new ACB Shares (to be received by LCB pursuant to the disposal of the entire ACB Shares, which are to be issued by ACB to Horizon Towers in respect of the Proposed Acquisition of Akurjaya) which are to be on sold by Horizon Towers to LCB under the Proposed Acquisition of ACB for a period of 1 year from the date of listing of the ACB Shares. Thereafter, LCB is only allowed to dispose of, transfer or assign up to a maximum of one-third (1/3) per annum of the said ACB Shares under moratorium ("Disposal Moratorium") as follows.

	No. of ACB Shares to be received (million)	No. of ACB Shares under moratorium (million)	% of ACB Shares under moratorium over the enlarged share capital of ACB after the Proposed ACB Scheme [1] (%)
LCB	385.51	192.76	14.5

Notes:
1. Before the exercise of the Warrants.

5.2.5 Rationale

The Proposed Acquisition of Akurjaya would enable ACB to consolidate its control in Akurjaya from 70% to 100% so as to enable ACB to fully tap into Akurjaya's future cash flows which includes, *inter alia,* future potential development values of the vast tract of land-bank and the divestment proceeds from the disposal of its 40% equity interest in Megasteel to the LCB Group, for the Proposed Debt Restructuring Exercise of the ACB Group.

5.2.6 Information on Vendor

The Board of Directors, shareholder and principal activity of the vendor, Horizon Towers, as at 25 November 2002 are as follows:

Names of Directors	Name of Shareholder	Principal Activity	Issued and fully paid-up share capital
Ong Kek Seng Liew Choon Yick Wang Wing Ying	Wholly-owned by LDP[1]	Property development and acquisition of landed properties for resale	RM251,000 comprising the following: a) 250,000 ordinary shares of RM1.00 each; and b) 100,000 preference shares of RM0.01 each.

Note:

1. *The substantial shareholders of LDP are TSWC (Direct: 49%; Indirect: 1%), Semangat Jelita Sdn Bhd (Direct: 10%; Indirect: Nil), Glittertrade Sdn Bhd (Direct: 10%; Indirect: Nil), Dayung Setia Sdn Bhd (Direct: 10%; Indirect: Nil) and LRPL (Direct: 20%; Indirect: Nil).*

5.3 Proposed Acquisition of Hiap Joo Chong

5.3.1 Information on Hiap Joo Chong

Please refer to Appendix II(b) for information on Hiap Joo Chong and details on its property.

The audited NTA of Hiap Joo Chong as at 30 June 2002 was RM1,443,627. The audited PAT for the FYE 30 June 2002 was RM3,920. For the 3 months financial period ended 30 September 2002, Hiap Joo Chong recorded an unaudited LAT of RM6,189 and its unaudited NTA as at 30 September 2002 was RM1,437,437.

For information purposes only, the carrying values of the Hiap Joo Chong Shares as recorded in the audited accounts of LCB and Teck Bee Mining as at 30 June 2002 were RM0.1 million and RM 0.1 million respectively. The total original cost of investment of Hiap Joo Chong to LCB and Teck Bee Mining were both made on 15 November 1974 at RM0.1 million and RM0.1 million respectively.

There are no additional financial commitments required from Umatrac in putting the business of Hiap Joo Chong on-stream and there are no liabilities to be assumed by Umatrac arising from the Proposed Acquisition of Hiap Joo Chong.

5.3.2 Terms and Conditions

A conditional share sale agreement dated 5 July 2000 and supplemental share sale agreements dated 8 October 2001 and 7 January 2003 were entered into between Umatrac and LCB and between Umatrac and Teck Bee Mining on 5 July 2000, 19 October 2002, 8 October 2001, 26 March 2002 and 7 January 2003 respectively in respect of the Proposed Acquisition of Hiap Joo Chong. The salient terms and features of the aforesaid conditional share sale agreements (as varied and supplemented by the supplemental agreements to cater for the revisions to certain terms and conditions of the Proposed Acquisition of Hiap Joo Chong) are set out as follows and in Sections 5.3.3 and 5.3.4 of this Circular.

It is proposed that ACB through Umatrac shall acquire the remaining 27% equity interest in Hiap Joo Chong comprising 270,000 Hiap Joo Chong Shares by acquiring 13.5% (135,000 shares) equity interest from Teck Bee Mining and 13.5% (135,000 shares) equity interest from LCB for a total purchase consideration of RM3.65 million.

The purchase consideration payable to Teck Bee Mining shall be satisfied by the issuance of 1.825 million new ACB Shares at RM1.00 per share based on the pricing basis set out in Section 5.15 of this Circular to Teck Bee Mining and the sum of RM1.825 million payable to LCB, *via* a netting-off against Inter-PLC Debts balance owing by the LCB Group to the ACB Group of RM14.00 million.

As RM1.825 million of the purchase consideration payable to LCB is proposed to be netted-off against Inter-PLC Debts owing by the LCB Group to the ACB Group, the value of Inter-PLC Debts deemed settled *via* netting-off of assets shall be RM2.09 million after taking into account the Cash Yield Adjustment. The detailed explanation on the Cash Yield Adjustment is set out in Appendix X.

The Hiap Joo Chong Shares shall be acquired by Umatrac free from all liens, claims, charges and encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the abovementioned acquisition.

The Proposed Acquisition of Hiap Joo Chong forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Acquisition of Hiap Joo Chong is a related party transaction. The names of the Directors of ACB, substantial shareholders and persons connected to them who are interested in the Proposed Acquisition of Hiap Joo Chong are set out in Section 12 of this Circular.

5.3.3 Basis of Purchase Consideration

The total purchase consideration of RM3.65 million was arrived at on a willing buyer-willing seller basis and represents LCB's and Teck Bee Mining's 27% share of the proforma estimated audited NTA of Hiap Joo Chong as at 30 June 2002 amounting to RM13.52 million after adjusting for, *inter alia*, the estimated net loss up to 31 December 2002 and the open market value of the property held by Hiap Joo Chong as at 31 July 2001 of RM13.8 million, as assessed by Khong & Jaafar Sdn Bhd, a firm of independent professional valuers, using comparison method. The property is approximately 25,722 square metres in size and is located at Lot 4060 Mukim Batu, Kuala Lumpur, Wilayah Persekutuan. A copy of the valuation letter is enclosed in Appendix XVI(a) of this Circular.

5.3.4 Ranking of the New ACB Shares and Moratorium on Disposal

The new ACB Shares to be issued to Teck Bee Mining which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for ACB, shall rank *pari passu* in all respects with the existing ACB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new ACB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

The SC has, *vide* its letter dated 9 July 2002 approving the Proposed ACB Scheme, imposed a moratorium on LCB on the disposal of 50% of the new ACB Shares (to be received by LCB pursuant to the disposal of the entire ACB Shares, which are to be issued by ACB to Teck Bee Mining in respect of the Proposed Acquisition of Hiap Joo Chong) which are to be on sold by Teck Bee Mining to LCB under the Proposed Acquisition of ACB for a period of 1 year from the date of listing of the ACB Shares. Thereafter, LCB is only allowed to dispose of, transfer or assign up to a maximum of one-third (1/3) per annum of the said ACB Shares under moratorium ("Disposal Moratorium") as follows.

	No. of ACB Shares to be received (million)	**No. of ACB Shares under moratorium (million)**	**% of ACB Shares under moratorium over the enlarged share capital of ACB after the Proposed ACB Scheme [1] (%)**
LCB	1.825	0.913	0.07

Notes:
1. *Before the exercise of the Warrants.*

5.3.5 Rationale

The Proposed Acquisition of Hiap Joo Chong would enable Umatrac to further consolidate its control in Hiap Joo Chong from 73% to 100% and thereafter provide the ACB Group with an avenue to tap into Hiap Joo Chong's key asset which consists of a parcel of land with industrial development potential.

5.3.6 Information on Vendors

5.3.6.1 LCB

Information on LCB is set out in Appendix I(b).

5.3.6.2 Teck Bee Mining

The Board of Directors, substantial shareholders (including percentage held) and principal activity of Teck Bee Mining as at 25 November 2002 are as follows:

Names of Directors	Names of Substantial Shareholders and percentage held	Principal Activity
Francis Chen En Yu Lee Whay Keong	TSWC *(Direct – 5.59%; Indirect – 90.29%)* DAC *(Direct - Nil; Indirect – 90.29%)* LHSB *(Direct – 90.29%; Indirect – Nil)*	Investment holding

5.4 Proposed Acquisition of Avenel

5.4.1 Information on Avenel

Please refer to Appendix II(c) for information on Avenel.

The audited consolidated NTL of Avenel as at 30 June 2002 was RM445.8 million. The audited consolidated LATMI for the FYE 30 June 2002 was RM91.94 million. For the 3 months financial period ended 30 September 2002, Avenel recorded an unaudited consolidated LATMI of RM17.66 million and its unaudited consolidated NTL as at 30 September 2002 was RM462.32 million.

For information purposes only, both the carrying values of the Avenel Shares, as recorded in the audited accounts of AMB and LLB as at 30 June 2002 have been fully written down. The total original cost of investment of Avenel to AMB and LLB, both of which were first made in October 1994 were RM20 million and RM25 million, respectively.

There are no additional financial commitments required from ACB in putting the business of Avenel on-stream and there are no liabilities to be assumed by ACB arising from the Proposed Acquisition of Avenel.

5.4.2 Terms and Conditions

A conditional share sale agreement dated 5 July 2000 and supplemental share sale agreements dated 19 October 2000, 8 October 2001 and 26 March 2002 were entered into between ACB and AMB and between ACB and LLB on 5 July 2000, 19 October 2000, 8 October 2001 and 26 March 2002 respectively in respect of the Proposed Acquisition of Avenel. The salient terms and features of the aforesaid conditional share sale agreements (as varied and supplemented by the supplemental agreements to cater for the revisions to certain terms and conditions of the Proposed Acquisition of Avenel) are set out as follows and in Section 5.4.3 of this Circular.

It is proposed that ACB acquires 20% (20,000,000 shares) and 25% (25,000,000 shares) equity interests in Avenel comprising 45,000,000 Avenel Shares from AMB and LLB respectively for a total amount payable by AMB and LLB of RM202.68 million (after netting-off RM17.01 million indemnity payment made by AMB directly to security providers of Avenel).

As the consideration of RM80.63 million and RM122.05 million payable by AMB and LLB respectively to ACB would be satisfied by netting-off against total Inter-PLC Debts owing by the ACB Group to the (i) AMB Group and Silverstone and (ii) the LLB Group and Posim Group of RM222 million and RM1,303 million respectively, the value of Inter-PLC Debt deemed settled *via* netting-off of assets shall be RM97.38 million and RM147.41 million respectively after taking into account the Cash Yield Adjustment. The detailed explanation on the Cash Yield Adjustment is set out in Appendix X.

Further details on the netting-off of Inter-PLC Debts for the Proposed Acquisition of Avenel are as set out in Sections 5.13(b) & (d) below.

The Avenel Shares shall be acquired by ACB free from all liens, claims, charges and encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the abovementioned acquisition.

The Proposed Acquisition of Avenel forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Acquisition of Avenel is a related party transaction. The names of the Directors of ACB, substantial shareholders and persons connected to them who are interested in the Proposed Acquisition of Avenel are set out in Section 12 of this Circular.

5.4.3 Basis of Consideration

The RM202.68 million consideration was arrived at on a willing buyer-willing seller basis and represents AMB's and LLB's 45% share in Avenel's estimated unaudited net liabilities as at 31 December 2001 collectively, after restating Avenel's cost of investment in Posim of RM1.19 billion based on a discounted cash flow valuation of the future cash flows of SFI, Posim's principal asset, and proforma unaudited net value of Posim's residual assets of RM488.18 million as at 30 June 2001 (after adjusting for the relevant Principal Waived by Posim Group for the amount owing by ACB Group to Posim Group of RM13 million) and AMB's and LLB's Indemnity as described in Section 5.4.4 below. The Principal Waived is calculated in accordance with the formula set out in Appendix X and the relevant details of the Inter-PLC Debts owing by the ACB Group to Posim Group are set out in Appendix VIII.

The discounted cash flows of SFI over a period between 2001 to 2011 plus a terminal value were determined by your Board after due and careful enquiry, taking into consideration the prevailing and expected demand and market conditions over the time horizon. The terminal value reflects the estimation of the value of SFI's business by the Directors of ACB at that point in time having regard to the projected maintainable cash flow at that point in time.

The discount rate of 14.30% was negotiated on a willing buyer-willing seller basis after taking into consideration, *inter alia*, betas of comparable companies listed on the KLSE, risk free return on investment in Malaysian Government Securities and the market return which is based on the average annual return of the KLSE Composite Index.

5.4.4 Rationale

Avenel is 55% held by the ACB, 20% held by AMB and 25% held by the LLB. Avenel's principal asset is its 83.7% equity interest in Posim. LLB and AMB have previously agreed to provide funds to Avenel to enable Avenel to repay certain loan obligations in the event Avenel has insufficient funds. In return for the pledging of assets of the ACB Group to Avenel's lenders, AMB and LLB have also previously agreed to indemnify the ACB Group for the losses incurred arising from the disposal of such assets pledged to Avenel's lenders ("AMB's and LLB's Indemnity").

The Proposed Acquisition of Avenel is an integral part of an overall proposal to recognise the aforesaid obligations of AMB and LLB and to streamline the shareholding structure of Avenel, prior to the proposed disposal by Avenel of its entire 83.7% equity interest in Posim to the LLB Group.

5.4.5 Information on Vendors

Information on the vendors, AMB and LLB, is set out in Appendix I(c) and Appendix III(b) respectively.

5.5 Proposed Acquisition of Lion Plaza

5.5.1 Information on Lion Plaza

Please refer to Appendix II(d) for information on Lion Plaza and details on its property.

The audited NTA of Lion Plaza as at 30 June 2002 was RM2.35 million. The audited LAT for the FYE 30 June 2002 was RM151,284. For the 3 months financial period ended 30 September 2002, Lion Plaza recorded an unaudited LAT of RM28,091 and its unaudited NTA as at 30 September 2002 was RM2.32 million.

For information purposes only, the carrying value of the Lion Plaza Shares as recorded in the audited accounts of LLB as at 30 June 2002 was RM14.7 million. The total original cost of investment of Lion Plaza to LLB which was first made on 28 September 1994 was RM14.7 million.

There are no additional financial commitments required from Akurjaya in putting the business of Lion Plaza on-stream and there are no liabilities to be assumed by ACB arising from the Proposed Acquisition of Lion Plaza except for the undertaking by Akurjaya as set out in Sections 5.5.3 and 5.5.5 of this Circular.

5.5.2 Terms and Conditions

A conditional share sale agreement dated 19 October 2000 and supplemental share sale agreements dated 8 October 2001, 3 September 2002 and 7 January 2003 were entered into between Akurjaya and LLB in respect of the Proposed Acquisition of Lion Plaza. The salient terms and features of the aforesaid conditional share sale agreement (as varied and supplemented by the supplemental agreements to cater for the revisions to certain terms and conditions of the Proposed Acquisition of Lion Plaza) are set out as follows and in Sections 5.5.3, 5.5.4 and 5.5.5 of this Circular.

It is proposed that ACB through Akurjaya would acquire the entire issued and fully paid-up share capital comprising 3,418,860 Lion Plaza Shares from LLB for a total purchase consideration of RM35.66 million.

The purchase consideration of RM35.66 million shall be settled by RM0.76 million upfront cash payment and the issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of ACB Bonds together with up to 1.48 million detachable new ACB Shares as equity kicker shares credited as fully paid-up to LLB.

The Lion Plaza Shares shall be acquired by Akurjaya free from all liens, claims, charges and encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the abovementioned acquisition.

The Proposed Acquisition of Lion Plaza forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Acquisition of Lion Plaza is a related party transaction. The names of the Directors of ACB, substantial shareholders and persons connected to them who are interested in the Proposed Acquisition of Lion Plaza are set out in Section 12 of this Circular.

5.5.3 Basis of Purchase Consideration

The purchase consideration of RM35.66 million for the entire equity interest in Lion Plaza was arrived at on a willing buyer-willing seller basis and represents approximately the proforma unaudited NTA of Lion Plaza as at 30 June 2001 after adjusting for, *inter alia*, the open market value of the property held by Lion Plaza as at 31 July 2001 of RM35.9 million, as assessed by C H Williams Talhar & Wong Sdn Bhd, an independent professional valuer, on 31 July 2001 using the comparison and residual methods and adjustments for certain liabilities of RM8.63 million (consisting of non-FI creditors who will be addressed by way of debt to equity conversion) to be assumed by LLB. A copy of the valuation letter is enclosed in Appendix XVI(b) of this Circular.

5.5.4 Ranking of the New ACB Shares

The new ACB Shares to be issued together with the ACB Bonds to LLB pursuant to the Proposed Acquisition of Lion Plaza which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for ACB, shall rank *pari passu* in all respects with the existing ACB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new ACB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

5.5.5 Undertaking by Akurjaya

As at 25 November 2002, there are several Items of Concern affecting the joint-venture operations of the ACB Group in the PRC, which have yet to be resolved, as set out in Appendix XIX.

The resolution of the Items of Concern has been incorporated as a condition precedent to the completion of the Proposed Acquisition of Lion Plaza, as the ACB Shares (which is the holding company of the PRC companies which are the subject matter of the Items of Concern) are proposed to be issued as equity kicker shares to be attached to the ACB Bonds.

Further, the SC has, *vide* its letter dated 9 July 2002 approving the Proposed ACB Scheme, imposed a condition that the Items of Concern must be resolved prior to the implementation of the Proposed GWRS. However, the SC has subsequently waived the aforesaid requirement *vide* its letter dated 1 October 2002 following an appeal submitted by ACB. In compliance with the SC's condition for the said waiver, an undertaking has been furnished by Akurjaya pursuant to the supplemental share sale agreement dated 7 January 2003 in favour of LLB where Akurjaya shall indemnify LLB of all costs and losses incurred as a result of the Items of Concern not being resolved prior to the implementation of the Proposed ACB Scheme. In this connection, all costs and losses incurred within 24 months from the date of implementation of the Proposed ACB Scheme must be settled by Akurjaya immediately when such costs and losses are incurred by LLB. In the event the Items of Concern are not resolved within 24 months from the date of implementation of the Proposed ACB Scheme, Akurjaya must immediately indemnify LLB of all potential costs and losses to be incurred by LLB in the future, as a result of the non-resolution of the Items of Concern.

Akurjaya is required to take all necessary steps and endeavour to resolve the Items of Concern the soonest possible. A summary of the Items of Concern and the steps which have been/will be taken by your Board to resolve the Items of Concern is set out in Appendix XIX.

5.5.6 Source of Funding

The purchase consideration of RM35.66 million for the entire issued and fully paid-up share capital comprising 3,418,860 Lion Plaza Shares payable by Akurjaya to LLB under the Proposed Acquisition of Lion Plaza would be satisfied by RM0.76 million upfront cash payment and the issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of Class B ACB Bonds together with up to 1.48 million detachable new ACB Shares as equity kicker shares credited as fully paid-up to LLB. The aforesaid upfront cash payment and ACB Bonds are supported by the Dedicated Cash Flows as particularised in Section 6.14(d) of this Circular. The summary of the principal terms and conditions of the ACB Bonds is enclosed as Appendix XI(a). In the same appendix, the tenure of the Class B ACB Bonds which is 9 years, is disclosed.

5.5.7 Rationale

Lion Plaza is a wholly-owned subsidiary of LLB. Lion Plaza's principal asset is a piece of vacant freehold development land which is located along Jalan Raja Chulan, Kuala Lumpur ("Lion Plaza Land") (details of which is particularised in Item 6 of Appendix II(d)). The Lion Plaza Land is currently pledged to a lender of Avenel, a 55% owned subsidiary company of ACB. The Proposed Acquisition of Lion Plaza is to put in place a position where the Lion Plaza Land is provided as security by a wholly-owned subsidiary of ACB for a loan granted to another wholly-owned subsidiary of ACB.

5.5.8 Information on Vendor

Information on the vendor, LLB, is set out in Appendix III(b).

5.6 Proposed Divestment of Megasteel

5.6.1 Information on Megasteel

Please refer to Appendix III(a) for information on Megasteel.

The audited NTA of Megasteel as at 30 June 2002 was RM583.31 million. The audited LAT for the FYE 30 June 2002 was RM65.98 million. For the 3 months financial period ended 30 September 2002, Megasteel recorded an unaudited PAT of RM15.58 million and its unaudited NTA as at 30 September 2002 was RM387.15 million.

For information purposes only, the carrying value of the Megasteel Shares, the Preference "D" Shares and Preference "F" Shares as recorded in the audited accounts of Akurjaya, Crystavel and ACB as at 30 June 2002 are as follows.

The date of investments and total original cost of investment for the Megasteel Shares, Preference "D" Shares and Preference "F" Shares are as follows:

Vendors	Date of investment	Original cost of investment (RM' million)
a) Akurjaya	23.10.1995	240.0
b) Crystavel	15.07.1999	49.0
c) ACB	26.12.2000	26.7

The ACB Group's expected gain on disposal of Megasteel Shares, after taking into account its share of post acquisition reserves in Megasteel, is RM728.0 million. Crystavel and ACB would not record any gain/loss on the disposal of the Preference "D" Shares or RM0.01 each and the Preference "F" Shares of RM0.01 each respectively.

No liabilities would be assumed by Akurjaya, Crystavel and ACB pursuant to the Proposed Divestment of Megasteel.

5.6.2 Terms and Conditions

A conditional share sale agreement and supplemental share sale agreements dated 5 July 2000, 19 October 2000, 8 October 2001 and 26 March 2002 were entered into between Limpahjaya and Akurjaya respectively and between Limpahjaya, Akurjaya, Crystavel and ACB on 8 July 2002 and 7 January 2003 respectively for the Proposed Divestment of Megasteel. The salient terms and features of the aforesaid conditional share sale agreement (as varied and supplemented by the supplemental agreements to cater for the revisions to certain terms and conditions of the Proposed Divestment of Megasteel) are set out as follows and in Sections 5.6.3 and 5.6.4 of this Circular.

It is proposed that Akurjaya sells its 40% equity interest in Megasteel comprising 240,000,000 Megasteel Shares, Crystavel, its 49,000,000 Preference "D" Shares of RM0.01 each and ACB, its 26,670,000 Preference "F" Shares of RM0.01 each ("Megasteel Interest") to Limpahjaya for a total sale consideration of RM1,007.92 million.

The sale consideration of RM1,007.92 million shall be settled by RM0.01 million upfront cash payment, the issuance of RM851.72 million in net present value (RM1,599.41 million in nominal amount) of LCB Bonds together with up to 53.93 million detachable new LCB Shares as equity kicker shares credited as fully paid-up and 156.19 million new LCB Shares at RM1.00 per share to the ACB Group. The RM0.01 million upfront cash payment shall be payable to ACB on the Issue Date, which would subsequently be utilised by ACB to repay the upfront cash payment to the ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors). The aggregate 210.12 million LCB Shares would form part of the Proposed Restricted Offer For Sale Of LCB Shares under Section 5.11 of this Circular. Any excess of these LCB Shares after the Proposed Restricted Offer For Sale of LCB Shares would be utilised as a source of repayment for the ACB Group FI Lenders, FRN Holders and ACB Group Inter PLC Creditors under the Proposed Debt Restructuring Exercise for the ACB Group under Section 6 of this Circular.

The RM851.72 million in net present value of LCB Bonds represent approximately 53% of the total LCB Bonds of RM1,592.12 million in net present value (RM1,599.41 million in nominal amount of LCB Bonds which represent approximately 57% of the total LCB Bonds of RM2,783 million in nominal amount) to be issued by LCB. The aggregate 210.12 million LCB Shares of RM1.00 each to be issued to ACB as debt to equity conversion and equity kicker shares would represent about 23% of the total enlarged share capital of LCB of 919.05 million ordinary shares after the completion of the proposed restructuring scheme of LCB.

The Megasteel Interest to be disposed by Akurjaya, Crystavel and ACB shall be free from all liens, claims, charges and encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the abovementioned divestment.

The Proposed Divestment of Megasteel forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Divestment of Megasteel is a related party transaction. The names of the Directors of ACB, substantial shareholders and persons connected to them who are interested in the Proposed Divestment of Megasteel are set out in Section 12 of this Circular.

5.6.3 Basis of Sale Consideration

The sale consideration of RM1,007.92 million for the Megasteel Interest was arrived at on a willing buyer-willing seller basis. The discounted cash flow valuation for the 40% equity interest held by Akurjaya of RM932.92 million was derived from Megasteel's cashflows over a 11-year period from 2001 to 2011, plus a terminal value totalling RM4,250 million, both discounted at a rate of 11.93%. The 49,000,000 Preference "D" Shares of RM0.01 each from Crystavel and 26,670,000 Preference "F" Shares of RM0.01 each from ACB are valued at RM75 million.

The discounted cash flows of Megasteel were determined by your Board after due and careful enquiry, taking into consideration the prevailing and expected demand and market conditions over the time horizon. The discount rate of 11.93% was negotiated on a willing buyer-willing seller basis after taking into consideration, *inter alia*, the betas of comparable companies listed on the KLSE which are principally involved in steel related businesses similar to Megasteel, the rate of return on investment in Malaysian Government Securities and market return which is based on the average annual return of the KLSE Composite Index.

The preference shares which have been valued at RM75 million approximate their book values as at the announcement of the revisions to the Proposed GWRS dated 8 October 2002.

5.6.4 **Ranking of the New LCB Shares**

The new LCB Shares to be issued together with the LCB Bonds to ACB pursuant to the Proposed Divestment of Megasteel which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for LCB, shall rank *pari passu* in all respects with the existing LCB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new LCB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

5.6.5 **Rationale**

The Proposed Divestment of Megasteel is part of the ACB Group's programme to divest its non-core and peripheral assets and businesses, which are not synergistic to the ACB Group's business and to unlock the value of its investment and receive LCB Bonds and attached LCB Shares which can be used to support the redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts pursuant to its Proposed Debt Restructuring Exercise.

5.6.6 **Utilisation of Proceeds**

It is the intention of your Board that the proceeds from all the LCB Bonds and attached LCB Shares received by ACB pursuant to the Proposed Divestment of Megasteel would form part of the Dedicated Cash Flows as particularised in Section 6.14(d) of this Circular for the redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts. The summary of the principal terms and conditions of the LCB Bonds is enclosed as Appendix XII. In the same appendix, the tenure of the Class B LCB Bonds which is 10 years is disclosed.

5.6.7 **Information on Purchaser**

Information on the purchaser, LCB is set out in Appendix I(b).

5.7 **Proposed Divestment of LLB**

5.7.1 **Information on LLB**

Please refer to Appendix III(b) for information on LLB.

The audited consolidated NTA of LLB as at 30 June 2002 was RM452.81 million. The audited consolidated LATMI for the FYE 30 June 2002 was RM191.77 million. For the 3 months financial period ended 30 September 2002, LLB recorded an unaudited consolidated LATMI of RM10.63 million and its unaudited consolidated NTA as at 30 September 2002 was RM445.44 million.

For information purposes only, the carrying value of the LLB Shares as recorded in the audited consolidated accounts of ACB as at 30 June 2002 was RM661.6 million. The original cost of investment for the LLB Shares, which were acquired on 22 October 1994 was RM661.8 million. The ACB Group's expected gain on disposal of LLB Shares, after taking into account its share of post acquisition reserves in LLB, is RM209.4 million.

No liabilities would be assumed by the ACB Group pursuant to the Proposed Divestment of LLB except for the undertaking by the ACB Group as set out in Section 5.7.5 of this Circular.

5.7.2 **Terms and Conditions**

A conditional share sale agreement dated 5 July 2000 and supplemental share sale agreements dated 19 October 2000, 8 October 2001, 26 March 2002, 3 September 2002 and 7 January 2003 were entered into between ACB, Umatrac and Konming and Limpahjaya in respect of the Proposed Divestment of LLB. The salient terms and features of the aforesaid conditional share sale agreement (as varied and supplemented by the supplemental agreements to cater for the revisions to certain terms and conditions of the Proposed Divestment of LLB) are set out as follows and in Sections 5.7.3, 5.7.4 and 5.7.5 of this Circular.

It is proposed that the ACB Group sells its 50.45% equity interest in LLB (held through ACB (0.17% equivalent to 752,087 shares), Umatrac (50.01% equivalent to 222,597,795 shares) and Konming (0.27% equivalent to 1,191,000 shares) comprising 224,540,882 LLB Shares after taking into account the Proposed Capital Reconstruction Exercise for LLB to LCB for a total sale consideration of RM260.47 million.

The sale consideration of RM260.47 million shall be settled by RM0.003 million upfront cash payment, an issuance of RM220.11 million in net present value (RM413.32 million in nominal amount) of LCB Bonds together with up to 13.94 million detachable new LCB Shares as equity kicker shares credited as fully paid-up and 40.36 million new LCB Shares at RM1.00 per share to the ACB Group. The RM0.003 million upfront cash payment shall be payable to ACB on the Issue Date, which would subsequently be utilised by ACB to repay the upfront cash payment to the ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors). The aggregate 54.30 million of LCB Shares would form part of the Proposed Restricted Offer for Sale of LCB Shares under Section 5.11 of this Circular. Any excess of these LCB Shares after the Proposed Restricted Offer for Sale of LCB Shares would be utilised as a source of repayment for the ACB Group FI Lenders, FRN Holders and ACB Group Inter-PLC Creditors under the Proposed Debt Restructuring Exercise under Section 6 of this Circular.

The RM220.11 million in net present value of LCB Bonds represent approximately 14% of the total LCB Bonds of RM1,592.12 million in net present value (RM413.32 million in nominal amount of LCB Bonds represent approximately 15% of the total LCB Bonds of RM2,783 million in nominal amount) to be issued by LCB. The aggregate 54.30 million LCB Shares of RM1.00 each to be issued to ACB as debt to equity conversion and equity kicker shares would represent about 6% of the total enlarged share capital of LCB of 919.05 million ordinary shares after the completion of the proposed restructuring scheme of LCB.

The LLB Shares to be disposed of by the ACB Group shall be free from all liens, claims, charges and encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the abovementioned divestment.

The Proposed Divestment of LLB forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Divestment of LLB is a related party transaction. The names of the Directors of ACB, substantial shareholders and persons connected to them who are interested in the Proposed Divestment of LLB are set out in Section 12 of this Circular.

5.7.3 Basis of Sale Consideration

The sale consideration of RM260.47 million for the 50.45% equity interest in LLB or RM1.16 per LLB Share was arrived at on a willing buyer-willing seller basis after taking into consideration, *inter alia*, the adjusted consolidated NTA per LLB Share and the market prices of LLB Shares. The sale consideration of RM1.16 per LLB Share agreed to by your Board represents a discount of approximately 40% to the estimated unaudited consolidated NTA per LLB Share as at 31 December 2001 of RM1.94 after taking into account the Principal Waived for the amounts owed by the ACB Group and AMB Group to the LLB Group of RM263 million and the Principal Waived by the unsecured lenders of LLB Group of RM94.78 million and CPB Group and LCB Group to the LLB Group of RM16 million. Whilst the agreed sale consideration is at a 40% discount to the estimated unaudited consolidated NTA per LLB Share, your Board noted that the said sale consideration represents a premium of 197.4% over the theoretical weighted average market price of LLB Shares for the 5 days up to 5 October 2001 (being the latest practicable date prior to the announcement of the revised Proposed GWRS on 8 October 2001) of RM0.39, after adjusting for the Proposed Capital Reconstruction Exercise for LLB. The weighted average market price of LLB Shares for the 5 days up to 5 October 2001 was RM0.29. The aforesaid Principal Waived is calculated in accordance with the formula set out in Appendix X and the relevant details of the Inter-PLC Debts are set out in Appendix VIII.

5.7.4 Ranking of the New LCB Shares

The new LCB Shares to be issued together with the LCB Bonds to ACB pursuant to the Proposed Divestment of LLB which would be listed on the Main Board of the KLSE and issued after adjusting for the Proposed Capital Reconstruction Exercise for LCB, shall rank *pari passu* in all respects with the existing LCB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new LCB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

5.7.5 Undertaking by the ACB Group

As at 25 November 2002, there are several Items of Concern affecting the joint-venture operations of the LLB Group in the PRC, which have yet to be resolved, as set out in Appendix XIX.

The resolution of the Items of Concern has been incorporated as a condition precedent to the completion of the Proposed Divestment of LLB, as the LLB Shares (which is the holding company of the PRC companies which are the subject matter of the Items of Concern) are proposed to be disposed of to Limpahjaya.

Further, the SC has, *vide* its letter dated 9 July 2002 approving the Proposed ACB Scheme, imposed a condition that the Items of Concern must be resolved prior to the implementation of the Proposed GWRS. However, the SC has subsequently waived the aforesaid requirement *vide* its letter dated 1 October 2002 following an appeal submitted by ACB. In compliance with the SC's condition for the said waiver, an undertaking has been furnished by ACB, Umatrac and Konming ("Relevant Parties") pursuant to the supplemental share sale agreement dated 7 January 2003 in favour of LCB where the Relevant Parties shall indemnify LCB of all costs and losses incurred as a result of the Items of Concern not being resolved prior to the implementation of the Proposed ACB Scheme. In this connection, all costs and losses incurred within 24 months from the date of implementation of the Proposed ACB Scheme must be settled by the Relevant Parties immediately when such costs and losses are incurred by LCB. In the event the Items of Concern are not resolved within 24 months from the date of implementation of the Proposed ACB Scheme, the Relevant Parties must immediately indemnify LCB of all potential costs and losses to be incurred by LCB in the future, as a result of the non-resolution of the Items of Concern.

The ACB Group is required to take all necessary steps and endeavour to resolve the Items of Concern the soonest possible. A summary of the Items of Concern and the steps which have been/will be taken by your Board to resolve the Items of Concern is set out in Appendix XIX.

5.7.6 Rationale

The Proposed Divestment of LLB is part of the ACB Group's programme to divest its non-core and peripheral assets and businesses, which are not synergistic to the ACB Group's business and to unlock the value of its investment and receive LCB Bonds and attached LCB Shares, which can be used to support the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts pursuant to its Proposed Debt Restructuring Exercise.

5.7.7 Utilisation of Proceeds

It is the intention of your Board that the proceeds from all the LCB Bonds and attached LCB Shares received by ACB pursuant to the Proposed Divestment of LLB would form part of the Dedicated Cash Flows as particularised in Section 6.14(d) of this Circular for the redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts. The summary of the principal terms and conditions of the LCB Bonds is enclosed as Appendix XII. In the same appendix, the tenure of the Class B LCB Bonds which is 10 years is disclosed.

5.7.8 Information on Purchaser

Information on the purchaser, LCB is set out above in Appendix I(b).

5.8 Proposed Divestment of CPB

5.8.1 Information on CPB

Please refer to Appendix III(c) for information on CPB.

The audited consolidated NTA of CPB as at 30 June 2002 was RM471.13 million. The audited consolidated LATMI for the FYE 30 June 2002 was RM7.89 million. For the 3 months financial period ended 30 September 2002, CPB recorded an unaudited consolidated PATMI of RM8.27 million and its unaudited consolidated NTA as at 30 September 2002 was RM480.34 million.

For information purposes only, the carrying value of the CPB Shares as recorded in the audited consolidated accounts of ACB as at 30 June 2002 was RM358.4 million. The date of investments and original cost of investment for the CPB Shares are as follows:

Vendors	Date of investment	Original cost of investment (RM' million)
a) ACB	15.09.1995	0.9
b) Ambang Jaya	17.11.1995	117.4
c) Ayer Keroh	15.09.1995	171.9
d) Parkson	15.09.1995	55.8
e) Umatrac	30.06.1998	12.4

		358.4
		====

The ACB Group's expected gain on disposal of the CPB Shares after taking into account its share of post acquisition reserves in CPB, is RM4.2 million.

No liabilities would be assumed by the ACB Group pursuant to the Proposed Divestment of CPB.

5.8.2 Terms and Conditions

A conditional share sale agreement and supplemental share sale agreements dated 5 July 2000, 19 October 2000 and 12 December 2000 were entered into between LLB, Ayer Keroh, Ambang Jaya, ACB, Parkson and Umatrac respectively for the Proposed Divestment of CPB.

Subsequently, supplemental share sale agreements dated on 8 October 2001, 26 March 2002 and 3 September 2002 were entered into between LLB and AMSB on the one part and Ayer Keroh, Ambang Jaya, ACB, Parkson and Umatrac on the other part respectively for the Proposed Divestment of CPB. The salient terms and features of the aforesaid conditional share sale agreements (as varied and supplemented by the supplemental agreements to cater for the revisions to certain terms and conditions of the Proposed Divestment of CPB) are set out as follows and in Section 5.8.3 of this Circular.

It is proposed that the ACB Group sells its 59.47% equity interest in CPB comprising 207,209,445 CPB Shares (held through ACB (0.15% equivalent to 518,222 shares), Ambang Jaya (21.10% equivalent to 73,501,000 shares), Ayer Keroh (27.41% equivalent to 95,492,556 shares), Parkson (8.90% equivalent to 30,993,667 shares) and Umatrac (1.92% equivalent to 6,704,000 shares) to LLB and AMSB for a total sale consideration of RM201.50 million.

As the sale consideration of RM201.50 million would be satisfied by netting-off against Inter-PLC Debts owing by the ACB Group to the LLB Group, the value of Inter-PLC Debt deemed settled *via* netting-off of assets shall be adjusted to RM243.38 million after taking into account the Cash Yield Adjustment. The amount of debt to be netted off pursuant to the Proposed Divestment of CPB between ACB Group with LLB and AMSB is RM68.15 million and RM175.23 million respectively.

Further details on the netting-off of Inter-PLC Debts for the Proposed Disposal of CPB are set out in Section 5.13(b) below. The detailed explanation on the Cash Yield Adjustment is set out in Appendix X.

The CPB Shares to be disposed of by ACB Group shall be free from all liens, claims, charges and encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the abovementioned divestment.

The Proposed Divestment of CPB forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Divestment of CPB is a related party transaction. The names of the Directors of ACB, substantial shareholders and persons connected to them who are interested in the Proposed Divestment of CPB are set out in Section 12 of this Circular.

5.8.3 Basis of Sale Consideration

The sale consideration of RM201.50 million for the 59.47% equity interest in CPB or RM0.97 per CPB Share was arrived at on a willing buyer-willing seller basis after taking into consideration, *inter alia*, the adjusted consolidated NTA per CPB Share and the market prices of CPB Shares. The sale consideration of RM0.97 per CPB Share agreed to by your Board represents a discount of approximately 40% to the estimated unaudited consolidated NTA per CPB Share as at 31 December 2001 of RM0.97 after adjusting for the relevant Principal Waived by the CPB Group for the amount owing by the ACB Group and the LLB Group to the CPB Group of RM9 million. Whilst the agreed sale consideration is at a 40% discount to the estimated unaudited consolidated NTA of CPB, your Board noted that the said sale consideration represents a premium of 212.9% over the weighted average price of CPB Shares for the 5 days up to 5 October 2001 (being the latest practicable date prior to the announcement of the revised Proposed GWRS on 8 October 2001) of RM0.31. The Principal Waived is calculated in accordance with the formula set out in Appendix X and the relevant details of the Inter-PLC Debts owing by the ACB Group and LLB Group to the CPB Group are set out in Appendix VIII.

5.8.4 Rationale

The Proposed Divestment of CPB is part of the ACB Group's programme to divest its non-core and peripheral assets and businesses, which are not synergistic to the ACB Group's business and to repay about RM0.24 billion of the RM1.30 billion owing by the ACB Group to the LLB Group.

5.8.5 Information on Purchaser

5.8.5.1 LLB

Information on the purchaser, LLB is set out above in Appendix III(b)

5.8.5.2 AMSB

The Board of Directors, shareholder and principal activity of the purchaser, AMSB as at 25 November 2002 are as follows:

Names of Directors	Name of Shareholder	Principal Activity	Issued and fully paid-up share capital
TSWC Quah Teow Hean Vijaya Kumar a/l P.V. Ramayah Chang Chee Seng Cheng Theng How	Wholly-owned by Steelcorp Sdn Bhd which is a 99% subsidiary of LLB	Manufacturing of steel products comprising billets, steel bars, flat bars, small sections, wire rods and hot briquetted iron	The issued and fully paid-up share capital is RM 671,900,000 comprising 671,900,000 ordinary shares of RM1.00 each.

5.9 Proposed Divestment of Posim

5.9.1 *Information on Posim*

Please refer to Appendix III(d) for information on Posim.

The audited consolidated NTA of Posim as at 30 June 2002 was RM1,324.44 million. The audited consolidated LATMI for the FYE 30 June 2002 was RM0.38 million. For the 3 months financial period ended 30 September 2002, Posim recorded an unaudited consolidated PATMI of RM8.48 million and its unaudited consolidated NTA as at 30 September 2002 was RM1,335.45 million.

For information purposes only, the carrying value of the Posim Shares as recorded in the audited consolidated accounts of Avenel as at 30 June 2002 was RM1,190.7 million. The original cost of investment for the Posim Shares, which were acquired in May 1997 was RM1,190.7 million. The ACB Group's expected loss on disposal of Posim Shares, after taking into account its share of post acquisition reserves in Posim, is RM454.0 million.

No liabilities would be assumed by Avenel pursuant to the Proposed Divestment of Posim.

5.9.2 Terms and Conditions

A conditional share sale agreement and a supplemental share sale agreement dated 5 July 2000 and 19 October 2000 respectively were entered into between Avenel and LLB for the above-mentioned transaction.

Subsequently, supplemental share sale agreements dated on 8 October 2001 and 26 March 2002 were entered into between Avenel on the one part and LLB and AMSB on the other part respectively for the Proposed Divestment of Posim. The salient terms and features of the aforesaid conditional share sale agreements (as varied and supplemented by the supplemental agreements to cater for the revisions to certain terms and conditions of the Proposed Divestment of Posim) are set out as follows and in Section 5.9.3 of this Circular.

It is proposed that Avenel disposes of its 83.70% equity interest in Posim comprising 170,097,271 Posim Shares to LLB (47,627,236 shares) and AMSB (122,470,035 shares) for a total sale consideration of RM499.42 million (or approximately RM2.94 per Posim Share).

As the sale consideration for the acquisition of 83.70% equity interest in Posim from Avenel of RM499.42 million is proposed to be settled by netting-off Inter-PLC Debts owing by ACB Group to LLB Group and AMSB, the value of the Inter-PLC Debts deemed settled *via* netting-off of assets shall be RM603.22 million after taking into account the Cash Yield Adjustment. The amount of debt to be netted off pursuant to the Proposed Divestment of Posim between ACB Group with LLB Group and AMSB is RM168.91 million and RM434.31 million respectively

Further details on the netting-off of Inter-PLC Debts for the disposal of 83.70% equity interest in Posim are set out in Section 5.13(b) below.. The detailed explanation on the Cash Yield Adjustment is set out in Appendix X.

The Posim Shares to be disposed of by Avenel shall be free from all liens, claims, charges and encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the abovementioned divestment.

The Proposed Divestment of Posim forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Divestment of Posim is a related party transaction. The names of the Directors of ACB, substantial shareholders and persons connected to them who are interested in the Proposed Divestment of Posim are set out in Section 12 of this Circular.

5.9.3 Basis of Sale Consideration

The sale consideration of RM499.42 million for the 83.70% equity interest in Posim was arrived at on a willing buyer-willing seller basis after taking into consideration the discounted cash flow valuation of the future net cash flows for SFI (which is the principal business of Posim) for a period of 11 years ending 30 June 2011, plus a terminal value totalling RM531.28 million, both discounted at 14.3% and the unaudited estimated value of Posim's residual assets (excluding SFI's assets) of RM97.00 million as at 30 June 2001 (after adjusting for the relevant Principal Waived by Posim Group for the amount owing by ACB Group to Posim Group). The Principal Waived is calculated in accordance with the formula set out in Appendix X and the relevant details of the Inter-PLC Debts owing by the ACB Group to Posim Group are set out in Appendix VIII.

The discounted cash flows of SFI over a period between 2001 to 2011 plus a terminal value were determined by your Board after due and careful enquiry, taking into consideration the prevailing and expected demand and market conditions over the time horizon. The terminal value reflects the estimation of the value of SFI's business by your Board at that point in time having regard to the projected maintainable cash flow at that point in time.

The discount rate of 14.30% was negotiated on a willing buyer-willing seller basis after taking into consideration, *inter alia*, betas of comparable companies listed on the KLSE, risk free return on investment in Malaysian Government Securities and the market return which is based on the average annual return of the KLSE Composite Index.

5.9.4 Rationale

The Proposed Divestment of Posim is part of the ACB Group's programme to divest its non-core and peripheral assets and businesses which are not synergistic to the ACB Group's business and to repay about RM0.60 billion of the RM1.30 billion owing by the ACB Group to the LLB Group.

5.9.5 Information on Purchaser

Information on the purchaser, LLB and AMSB, are set out in Appendix III(b) and Section 5.8.5.2 of this Circular respectively.

5.10 Proposed Divestment of Silverstone

5.10.1 Information on Silverstone

Please refer to Appendix III(e) for information on Silverstone.

The audited consolidated NTA of Silverstone as at 30 June 2002 was RM263.63 million. The audited consolidated PAT for the FYE 30 June 2002 was RM8.01 million. For the 3 months financial period ended 30 September 2002, Silverstone recorded an unaudited consolidated PAT of RM1.98 million and its unaudited consolidated NTA as at 30 September 2002 was RM265.56 million.

For information purposes only, the carrying value of the Silverstone shares as recorded in the audited consolidated accounts of ACB as at 30 June 2002 was RM110.59 million.

The dates of investment and total original cost of investment for the Silverstone Shares are as follows:

Vendors	Date of investment	Original cost of investment (RM' million)
a) ACB	03.10.1988	0.25
b) Umatrac	31.03.1998	110.34

		110.59
		=====

The ACB Group's expected loss on disposal of Silverstone Shares, after taking into account its share of post acquisition reserves in Silverstone, is RM0.2 million.

No liabilities would be assumed by the ACB Group pursuant to the Proposed Divestment of Silverstone.

5.10.2 Terms and Conditions

A conditional share sale agreement dated 5 July 2000 and supplemental share sale agreements dated 19 October 2000, 8 October 2001, 26 March 2002, 3 September 2002 and 7 January 2003 respectively were entered into between AMB and the vendors of Silverstone (apart from the minority shareholders of Silverstone) in respect of the Proposed Divestment of Silverstone. The salient terms and features of the aforesaid conditional share sale agreement (as varied and supplemented by the supplemental agreements to cater for the revisions to certain terms and conditions of the Proposed Divestment of Silverstone) are set out as follows and in Sections 5.10.3, 5.10.4 and 5.10.5 of this Circular.

It is proposed that the ACB Group sell its 52.27% equity interest in Silverstone (held through ACB (0.23% equivalent to 470,888 shares) and Umatrac (52.04% equivalent to 106,096,118 shares)), comprising 106,567,006 Silverstone Shares to AMB for a total sale consideration of RM133.64 million.

The sale consideration of RM133.64 million shall be settled by an issue of 127.28 million new AMB Shares at RM1.05 per share which is a 5% premium to the par value of AMB Shares, in accordance with the conditions of the SC's approval.

The RM133.64 million AMB Shares comprising 127.28 million AMB Shares at RM1.05 each represent about 38% of the total enlarged share capital of AMB of 338.54 million ordinary shares after the completion of the proposed restructuring scheme of AMB but before the full conversion of the RCCPS of AMB. Approximately 38.10 million AMB Shares of the aggregate balance of 127.28 million AMB Shares and the assignment of 8.97 million AMB Shares from LCB to ACB arising from the part settlement of the Inter-PLC Debt owing by LCB to ACB as particularised in Section 5.13(a) of this Circular would be pledged to P&O Capital Sdn Bhd ("P&O") as replacement for the existing Silverstone Shares charged to them in respect of a loan amount owing by Umatrac to P&O. The balance of 98.15 million AMB Shares would be offered to the Control Secured ACB Scheme Creditors as Substitute Securities as set out in Section 6.12 of this Circular.

The Silverstone Shares to be disposed of by ACB Group shall be free from all liens, claims, charges and encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the Proposed Divestment of Silverstone.

The Proposed Divestment of Silverstone forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Divestment of Silverstone is a related party transaction. The names of the Directors of ACB, substantial shareholders and persons connected to them who are interested in the Proposed Divestment of Silverstone are set out in Section 12 of this Circular.

5.10.3 Basis of Sale Consideration

The sale consideration of RM133.64 million for the 52.27% equity interest in Silverstone was arrived at on a willing buyer-willing seller basis and represents approximately the unaudited estimated NTA of Silverstone as at 31 December 2001 of RM255.68 million, after adjusting for the relevant Principal Waived by Silverstone of RM6 million for the Inter-PLC Debt owing by the ACB Group to Silverstone. The Principal Waived is calculated in accordance with the formula set out in Appendix X and the relevant details of the Inter-PLC Debts owing by the ACB Group to Silverstone are set out in Appendix VIII.

5.10.4 Ranking of the New AMB Shares and Moratorium on Disposal

The new AMB Shares to be issued to ACB which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for AMB, shall rank *pari passu* in all respects with the existing AMB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new AMB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

The SC has, *vide* its letter dated 9 July 2002 approving the Proposed AMB Scheme, imposed a moratorium on the disposal of 50% of the new AMB Shares to be received by, *inter alia*, ACB, and Umatrac as consideration for their disposal of Silverstone Shares to AMB for a period of 1 year from the date of listing of the AMB Shares. Thereafter, the aforesaid parties are only allowed to dispose of, transfer or assign up to a maximum of one-third (1/3) of the said AMB Shares under moratorium per annum ("Disposal Moratorium").

The SC has subsequently *vide* its letter dated 1 October 2002 waived its earlier requirement for the Disposal Moratorium to be imposed on the 9.14 million AMB Shares to be issued to Posim, LCB and Limpahjaya. The SC has approved AMB's proposal for the Disposal Moratorium to be imposed on ACB instead. In this connection, the number of AMB Shares subject to the Disposal Moratorium which is relevant to ACB and Umatrac is as follows:

Vendor	No. of AMB Shares to be received (million)	No. of AMB Shares under moratorium (million)	% of AMB Shares under moratorium over the enlarged share capital of AMB after the Proposed AMB Scheme [2] (%)
ACB and Umatrac	136.42 [1]	68.21	20.1

Notes:

1. *Including the 9.14 million AMB Shares to be assigned to the ACB Group by Posim (part of the restructured LLB Group), LCB and Limpahjaya as partial settlement of the Inter-PLC Debts owing by the LLB Group and LCB Group to the ACB Group. In respect of the 0.17 million new AMB Shares to be issued to Posim pursuant to the proposed acquisition by AMB of Posim's 0.07% (equivalent to 0.14 million shares) equity interest in Silverstone, RHB Sakura, on behalf of AMB, had on 24 December 2002, submitted a letter to the SC to seek the SC's consent to revert to the original position as set out in the SC's approval letter dated 9 July 2002 where the disposal moratorium is to be imposed on Posim. The decision of the SC in respect of the aforesaid matter remains pending.*
2. *Before the conversion of RCCPS.*

5.10.5 Undertaking by AMB

As at 25 November 2002, there are several Items of Concern affecting the joint-venture operations of the AMB Group in the PRC, which have yet to be resolved, as set out in Appendix XIX.

The resolution of the Items of Concern has been incorporated as a condition precedent to the completion of the Proposed Divestment of Silverstone, as the AMB Shares (which is the holding company of the PRC companies which are the subject matter of the Items of Concern) are proposed to be issued as consideration to the ACB Group.

Further, the SC has, *vide* its letter dated 9 July 2002 approving the Proposed ACB Scheme, imposed a condition that the Items of Concern must be resolved prior to the implementation of the Proposed GWRS. However, the SC has subsequently waived the aforesaid requirement *vide* its letter dated 1 October 2002 following an appeal submitted by AMB. In compliance with the SC's condition for the said waiver, an undertaking has been furnished by AMB pursuant to the supplemental share sale agreement dated 7 January 2003 in favour of ACB and Umatrac ("Affected Parties") where AMB shall indemnify the Affected Parties of all costs and losses incurred as a result of the Items of Concern not being resolved prior to the implementation of the Proposed ACB Scheme. In this connection, all costs and losses incurred within 24 months from the date of implementation of the Proposed ACB Scheme must be settled by AMB immediately when such costs and losses are incurred by the Affected Parties.

In the event the Items of Concern are not resolved within 24 months from the date of implementation of the Proposed ACB Scheme, AMB must immediately indemnify the Affected Parties of all potential costs and losses to be incurred by the Affected Parties in the future, as a result of the non-resolution of the Items of Concern.

AMB is required to take all necessary steps and endeavour to resolve the Items of Concern the soonest possible. A summary of the Items of Concern and the steps which have been/will be taken by your Board to resolve the Items of Concern is set out in Appendix XIX.

5.10.6 Rationale

The Proposed Divestment of Silverstone is part of the ACB Group's programme to divest its non-core and peripheral assets and businesses, which are not synergistic to the ACB Group's business and to rationalise its investment in the tyre business under its subsidiary, AMB which is involved in the automotive industry.

5.10.7 *Information on Purchaser*

Information on the purchaser, AMB is set out in Appendix I(c).

5.11 Proposed Restricted Offer for Sale of LCB Shares

5.11.1 Terms and Conditions

ACB would have approximately 289.86 million LCB Shares (including 67.98 million equity-kicker shares) after the Proposed ACB Scheme. It is proposed that ACB makes a renounceable restricted offer for sale and/or sale of rights to allotment of up to 226.85 million LCB Shares to the Eligible LCB Shareholders on a basis to be determined after the Issue Date at an offer price of RM1.00 each determined on the basis set out in Section 5.15 of this Circular. The balance of 63.01 million LCB Shares has been set aside for settlement to the Class B ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts as particularised in Section 6.7.2 of this Circular.

The LCB Shares under the Proposed Restricted Offer for Sale of LCB Shares shall rank *pari passu* in all respects with the then existing LCB Shares.

In determining the Eligible LCB Shareholders' entitlements for the rights of the offer for sale and/or sale of rights to allotment of LCB Shares, any fractional entitlement shall be disregarded. Your Board shall deal with such fractional entitlement in its absolute discretion thinks fit and expedient.

The Proposed Restricted Offer for Sale of LCB Shares forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Restricted Offer for Sale of LCB Shares would not be underwritten.

Barring unforeseen circumstances, the Proposed Restricted Offer for Sale of LCB Shares is expected to be completed in the first half of 2003 following satisfaction of all conditions precedent under Section 11 of this Circular.

5.11.2 Basis of Purchase Consideration

The offer price of RM1.00 for each of the LCB Share is equivalent to the issue price of the LCB Share of RM1.00 each issued to ACB pursuant to the Proposed Divestment of Megasteel and Proposed Divestment of LLB and the settlement of Inter-PLC Debts owing by the LCB Group to the ACB Group.

5.11.3 Proceeds from the Proposed Restricted Offer for Sale of LCB Shares

Based on an offer price of RM1.00, the Proposed Restricted Offer for Sale of LCB Shares would raise up to RM226.85 million. This net proceeds from the sale of up to 226.85 million LCB Shares are fully dedicated to the Proposed Debt Restructuring Exercise for the ACB Group and is expected to be fully utilised to redeem/repay the ACB Bonds and ACB-SPV Consolidated and Rescheduled and Debts subsequent to Issue Date, details of which are set out in Section 6.7.2 of this Circular. The ACB Bonds and ACB-SPV Consolidated and Rescheduled and Debts cash YTM is in a range as set out in Section 6.6 of this Circular.

5.11.4 Rationale

The Proposed Restricted Offer for Sale of LCB Shares is intended to provide LCB's minority shareholders with the opportunity to reduce the dilutive effect on their shareholdings upon the implementation of the Proposed Debt Restructuring Exercise and Proposed Corporate Restructuring Exercise for the LCB Group.

5.12 Proposed Issue of Warrants

5.12.1 Terms and Conditions

It is proposed that ACB undertakes a renounceable rights issue of approximately 251.92 million new 4 1/2 years warrants 2003/2007 to the shareholders of ACB on the basis of 1 new Warrant for every 1 existing ACB Share held after the Proposed Capital Reconstruction Exercise for ACB on the entitlement date at an issue price of RM0.10 per Warrant.

The Exercise Price of the Warrants is fixed at RM1.10 per Warrant payable in cash for each new ACB Share to be issued pursuant to the exercise of the Warrants. The Exercise Price has been fixed at a 10% premium to the final issue price of the new ACB Shares to be issued pursuant to the Proposed Debt Restructuring Exercise for the ACB Group ("Final Issue Price"). The Final Issue Price of RM1.00 has been determined on the basis as set out in Section 5.15 of this Circular.

The new ACB Shares of approximately 251.92 million to be issued pursuant to the exercise of the Warrants which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for ACB, shall rank *pari passu* in all respects with the existing ACB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new ACB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

In determining the ACB shareholders' entitlements for the rights of the new Warrants, any fractional entitlement shall be disregarded. Your Board shall deal with such fractional entitlement in its absolute discretion thinks fit and expedient.

The Proposed Issue of Warrants forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The summary of the salient terms and conditions of the Warrants are set out in Appendix XIV.

5.12.2 Proceeds from the Proposed Issue of Warrants

The Proposed Issue of Warrants at an issue price of RM0.10 is expected to raise about RM25.19 million from the Warrant holders which your Board proposes to be utilised for the working capital purposes of the ACB Group.

The proceeds arising from the exercise of 40% of the new Warrants amounting to RM110.84 million would be utilised in the manner stated in Section 6.21 of this Circular. As for the remaining proceeds arising from the exercise of 60% of the new Warrants to be issued amounting to RM166.27 million, your Board has no firm plans for the utilisation as there is no certainty that these Warrants would be exercised. In the event that the remaining 60% of the new Warrants are exercised cash amounting to RM166.27 million would be raised, which your Board proposes to be utilised for the working capital purposes of the ACB Group.

5.13 Proposed Settlement of Inter-PLC Debts

As part of the Proposed Debt Restructuring Exercise for the ACB Group (which is set out in Section 6 of this Circular), it is proposed that ACB would settle the Inter-PLC Debts with other PLC Groups. Consistent with the Principal Waived for the ACB Group FI Lenders and FRN Holders, it is proposed that a principal portion of the Inter-PLC Debts owing by/to the ACB Scheme Companies be waived as well. The quantum of the Inter-PLC Debts to be waived shall be calculated in the manner set out in Appendix X.

Further details on the Inter-PLC Debts owing by/to the ACB Scheme Companies are particularised in Appendix VIII. The Further Sum therein is based on the position as at 30 December 2001. Should there be any further payment subsequent to 31 December 2001 up to the Unconditional Date in respect of the Inter-PLC Debts, the Further Sum would be increased by the same value and the Adjusted Applicable Debts would correspondingly be reduced.

It is proposed that ACB shall settle Inter-PLC Debts with other PLC Groups in the following manner:

a) <u>Settlement with the LCB Group</u>

There was a net Inter-PLC Debt of RM14.00 million owing by LCB Group to ACB Group as at 31 December 2001 as set out in Appendix VIII of this Circular.

It is proposed that LCB assigns the right to receive RM9.42 million comprising 8.97 million AMB consideration shares at RM1.05 per share to ACB as partial settlement of the aforesaid Inter-PLC Debt owing by the LCB Group to the ACB Group. The balance of Inter-PLC Debt owing by LCB to ACB of RM4.58 million is proposed to be netted-off against the purchase consideration of RM2.09 million payable by ACB to LCB for ACB's acquisition of 13.5% equity interest in Hiap Joo Chong as follows.

	RM 'mil
Owing by the LCB Group to the ACB Group[1]	14.00
Assignment of AMB Shares by LCB to the ACB Group	(9.42)
Consideration payable to the ACB Group for proposed acquisition of 13.5% equity interest in Hiap Joo Chong	(2.09)
	2.49

Note:
1. The names of the companies within the LCB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix VIII of this Circular.

The net balance of RM2.49 million owing by LCB Group to ACB Group is proposed to be settled by the issue of RM2.02 million in net present value (RM3.05 million in nominal amount) of LCB Bonds together with up to 0.12 million detachable new LCB Shares as equity kicker shares credited as fully paid-up and 0.47 million new LCB Shares at RM1.00 per share to ACB.

It is the intention of your Board to divest the 0.59 million new LCB Shares (as debt to equity conversion and equity kicker shares) receivable from LCB (representing less than 1% of the enlarged share capital of LCB after the Proposed GWRS of 919.05 million LCB Shares) and to apply such sale proceeds to support redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts.

The RM2.02 million in net present value (RM3.05 million in nominal amount) of LCB Bonds receivable by ACB is expected to be held until maturity and the yearly redemption proceeds of the LCB Bonds would subsequently be utilised by ACB to support the redemption/repayment of the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts.

b) Settlement with the LLB Group

There was an Inter-PLC Debt of RM1,303 million owing by the ACB Group to LLB Group and to Posim Group as at 31 December 2001 as set out in Appendix VIII of this Circular.

The total consideration for the Proposed Divestment of Posim, the Proposed Divestment of CPB, the Proposed Acquisition of Avenel and the acquisition of Antara Steel Mills Sdn Bhd ("Antara") by AMSB ("Acquisition of Antara") on AMSB's behalf are proposed to be netted off against Inter-PLC Debts between the ACB Group and the restructured LLB Group (which would include 83.7% of Posim) as follows:

Consideration payable by the LLB Group to the ACB Group	**LLB RM 'mil**	**AMSB RM 'mil**	**Total RM 'mil**
To Avenel for the Proposed Divestment of Posim (as detailed in Section 5.9.2 of this Circular)	168.91	434.31	603.22
To ACB Group for the Proposed Divestment of CPB (as detailed in Section 5.8.2 of this Circular)	68.15	175.23	243.38
To ACB for the Proposed Acquisition of Avenel (as detailed in Section 5.4.2 of this Circular)	147.41	-	147.41
To ACB for the settlement of Acquisition of Antara on AMSB's behalf *	-	130.72	130.72
Total consideration payable by the LLB Group (A)	384.47	740.26	1,124.73

Outstanding Inter-PLC Debts owing by the ACB Group to the LLB Group	**LLB RM 'mil**	**AMSB RM 'mil**	**Total RM 'mil**
Owing by ACB Group to LLB Group#	400.00	811.00	1,211.00
Owing by ACB Group to Posim Group (part of the restructured LLB Group)#	25.76	66.24	92.00
Total net Inter-PLC Debt owing by the ACB Group (B)	425.76	877.24	1,303.00
Difference between (B) and (A)	41.29	136.98	178.27
New Inter-PLC Debts arising from Proposed Divestment of Lion Plaza by LLB	35.66	-	35.66

Note:

* *On 13 February 2001, AMSB, ACB and Ayer Keroh entered into a Conditional Exchange of Asset Agreement ("CEAA") with Johor Corporation ("JCorp") for the Acquisition of Antara. The purchase consideration of RM108.23 million payable pursuant to the Acquisition of Antara was to be satisfied by AMSB procuring (i) ACB to transfer the Lion Gateway Parade Sdn Bhd ("LGP") Shares to JCorp and assign to JCorp all sums owing by LGP to ACB for a total consideration of RM90.98 million and a cash payment to be made by Ayer Keroh to JCorp of RM17.25 million. The purchase consideration would be satisfied by netting-off the existing Inter-PLC Debts owing by ACB to AMSB. As the purchase consideration of RM108.23 million would be satisfied by netting-off the existing Inter-PLC Debts owing by ACB to AMSB, the value of Inter-PLC Debts deemed settled via netting-off assets shall be RM130.72 million after taking into account the Cash Yield Adjustment. The detailed explanation on the Cash Yield Adjustment is set out in Appendix X.*

Further details of the Acquisition of Antara is particularised in the circular to the shareholders of ACB dated 8 April 2002. For information purposes only, the aforesaid transactions (including the disposal of LGP) were completed on 10 September 2002.

Although AMSB's Inter PLC Debts are addressed under the Proposed Debt Restructuring Exercise for ACB Group (as set out in the aforesaid table), its external debts which are not owing to the ACB Group are addressed separately under its own entity debt restructuring scheme.

The names of the companies within the LLB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix VIII of this Circular.

It is proposed that ACB settles by RM0.44 million upfront cash payment, the issuance of RM32.93 million in net present value (RM45.69 million in nominal amount) of ACB Bonds together with up to 1.78 million detachable new ACB Shares as equity kicker shares credited as fully paid-up and 144.90 million new ACB Shares at RM1.00 per share to LLB and AMSB to settle Inter-PLC Debts owing by the ACB Group to LLB and AMSB of RM178.27 million.

It is proposed that ACB settles by RM0.76 million upfront cash payment and the issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of ACB Bonds together with up to 1.48 million detachable new ACB Shares as equity kicker shares credited as fully paid-up to LLB pursuant to the settlement of the Proposed Acquisition of Lion Plaza of RM35.66 million.

The aggregate RM1.20 million upfront cash payments shall be payable to LLB and AMSB on the Issue Date. The aforesaid upfront cash repayments are expected to be repaid from (i) net divestment proceeds from the Proposed Divestment Programme for the ACB Group and (ii) upfront cash payment to be received by ACB from the LCB Group as described in Section 5.6.2 of this Circular. The aggregate 148.16 million new ACB Shares to be issued to LLB as debt to equity conversion and equity kicker shares would represent approximately 11% of the enlarged share capital of ACB after the Proposed ACB Scheme (before the exercise of the Warrants) of 1,332.36 million ACB Shares.

c) Settlement with the CPB Group

It is proposed that ACB settles by RM0.19 million upfront cash, the issuance of RM14.26 million in net present value (RM19.79 million in nominal amount) of ACB Bonds together with up to 0.77 million detachable new ACB Shares as equity kicker shares credited as fully paid-up and 2.55 million new ACB Shares at RM1.00 per share to CPB Group to settle the Inter-PLC Debts owing by the ACB Group to the CPB Group of RM17.00 million[1] as at 31 December 2001 as set out in Appendix VIII of this Circular.

The RM0.19 million upfront cash payment shall be payable to CPB on the Issue Date. The aforesaid upfront cash repayment is expected to be repaid from (i) net divestment proceeds from the Proposed Divestment Programme for the ACB Group and (ii) upfront cash payment to be received by ACB from the LCB Group as described in Section 5.6.2 of this Circular. The aggregate 3.32 million new ACB Shares to be issued as debt to equity conversion and equity kicker shares would represent approximately less than 1% of the enlarged share capital of ACB after the Proposed ACB Scheme (before the exercise of the Warrants) of 1,332.36 million ACB Shares.

Note:

1. The names of the companies within the CPB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix VIII of this Circular.

d) Settlement with the AMB Group

There were net Inter-PLC Debts of RM182.00 million and RM40.00 million owing by the ACB Group to the AMB Group and Silverstone respectively as at 31 December 2001 as set out in Appendix VIII of this Circular. The RM97.38 million consideration payable by the AMB Group to the ACB Group pursuant to AMB's proposed disposal of 20% equity interest in Avenel to ACB as detailed in Section 5.4 of this Circular is proposed to be netted off against the Inter-PLC Debts owing by the ACB Group to the AMB Group and Silverstone as follows:

	RM 'mil
Owing by the ACB Group to the AMB Group[1]	182.00
Owing by the ACB Group to Silverstone[1]	40.00
Consideration payable to the ACB Group for AMB's proposed disposal of 20% equity interest in Avenel	(97.38)
	124.62

Note:

1. The names of the companies within the AMB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix VIII of this Circular.

It is proposed that ACB settles the aforesaid Inter-PLC Debts by RM1.25 million upfront cash payment, the issuance of RM94.45 million in net present value (RM131.03 million in nominal amount) of ACB Bonds together with up to 5.09 million detachable new ACB Shares as equity kicker shares credited as fully paid-up and 28.92 million new ACB Shares at RM1.00 per share to the AMB Group to settle the net amount of RM124.62 million owing by the ACB Group to the AMB Group.

The RM1.25 million upfront cash payment shall be payable to AMB on the Issue Date. The aforesaid upfront cash repayment is expected to be repaid from (i) net divestment proceeds from the Proposed Divestment Programme for the ACB Group and (ii) upfront cash payment to be received by ACB from the LCB Group as described in Section 5.6.2 of this Circular. The aggregate 34.01 million new ACB Shares to be issued to the AMB Group as debt to equity conversion and equity kicker shares would represent approximately 3% of the enlarged share capital of ACB after the Proposed ACB Scheme (before the exercise of the Warrants) of 1,332.36 million ACB Shares.

Cash YTM of Bonds received in settlement of disposal consideration

At the time of announcement of the Proposed GWRS in July 2000, the cash YTM of LCB Bonds to be received by ACB to partly settle the disposal considerations for the Proposed Divestment of Megasteel and the Proposed Divestment of LLB was fixed at the rate applicable to the other Class B LCB Bonds issued to scheme creditors of LCB of 7.75%. However, subsequent to the announcement of the Proposed GWRS in July 2000, changes in operating conditions necessitated adjustments to be made to the structure and terms of the Proposed GWRS announced on 5 July 2000 including a reduction in the cash YTM applicable to the other Class B LCB Bonds issued to scheme creditors of LCB.

Whilst the LCB Bonds to be received to partly settle the disposal considerations for the Proposed Divestment of Megasteel and the Proposed Divestment of LLB shall be issued with the same governing terms and conditions and shall rank *pari passu* with other Class B LCB Bonds issued to scheme creditors of LCB, they shall carry a cash YTM of 7.75% as opposed to the lower cash YTM of 4.75% applicable to the Class B ACB Bonds or 5.75% applicable to the Class B LCB Bonds.

5.14 Proposed Divestment Programme

Your Board has identified assets for divestment under the ACB Group based on its revised corporate plans after taking into account the changed business and economic conditions and critically assessing the performance and outlook of the ACB Group's current operations.

The ACB Group has been identified to focus on property development, retail business and plantation business after the Proposed ACB Scheme. With this, all other assets and businesses within the ACB Group are regarded by your Board as non-core and peripheral assets and would be considered for divestment.

It is proposed that the ACB Group divests its non-core and peripheral assets and businesses amounting to an estimated RM2,590.5 million (in terms of aggregate net divestment proceeds) which was derived after taking into consideration, *inter alia*, the estimated or audited NTA, if available, net book value, cost of investment, open market value, transacted value of similar assets or earnings of the assets and businesses to be divested, as the case may be . The Proposed Divestment Programme for the ACB Group was first initiated in 1998 and is expected to continue to be carried out progressively over a period of approximately 4 years ending in 2006. The divestment proceeds shall be dedicated for the Proposed Debt Restructuring Exercise for the ACB Group.

As at 25 November 2002, the status of the proposed divestment of non-core assets by the ACB Group is set out below:

		RM'million
i.	Buyers already identified and agreements signed	226.0
ii.	Buyers have not yet been identified	2,364.5
	Total	2,590.5

Further details on the assets identified under the Proposed Divestment Programme for the ACB Group are as follows:

Description	No. of assets	Estimated Net Divestment Proceeds Dedicated for the Proposed ACB Scheme[1]			% of Total
		Malaysia RM'million	Overseas RM'million	Total RM'million	
Freehold land					
4 plots of agricultural land (5,002 acres)	4	176	-	176	6.8
1 plot of commercial land (1.6 acres)	1	33	-	33	1.2
2 plots of industrial land (846 acres)	2	83	-	83	3.2
4 plots of residual/ commercial land (5,391 acres)	4	823	-	823	31.8
Subtotal	*11*	*1,115*	-	*1,115*	*43.0*
Leasehold land					
1 plot of agricultural land (1,973 acres)	1	4	-	4	0.1
2 plots of industrial land (12 acres)	2	1	1	2	0.1
Subtotal	*3*	*5*	*1*	*6*	*0.2*
Property					
Shopping centres	2	239	-	239	9.2
Factories/Warehouse	4	38	-	38	1.5
Hotels	2	30	-	30	1.2
Subtotal	*8*	*307*	-	*307*	*11.9*
Listed Shares					
Shares in industrial products, financial services companies and golf and country club management company	5	165	-	165	6.4
Other assets, investments and businesses					
Retail/trading businesses and property holding	17	368	408	776	30.0
Medical, security equipment and financial services	3	118	-	118	4.5
Food industry	1	-	21	21	0.8
Automotive manufacturing	1	-	48	48	1.8
Steel manufacturing	2	35	-	35	1.4
Subtotal	*24*	*521*	*477*	*998*	*38.5*
Total	**51**	**2,113**	**478**	**2,591**	**100.0**

Note:

The Estimated Net Divestment Proceeds Dedicated for the Proposed ACB Scheme refers to the expected net divestment proceeds after netting-off, inter alia, the expected disposal costs, provision for taxation and repayment of existing loan facilities and other liabilities, as the case may be.

Further details on the shares/assets/businesses where the buyers have been identified and the relevant agreements signed under the Proposed Divestment Programme for the ACB Group are as follows:

	Description of assets/businesses	Estimated net divestment proceeds dedicated for the Proposed ACB Scheme (RM'million equivalent)	% of total estimated net divestment proceeds	Name of Buyer(s) Identified, if any
A.	*Freehold Land* Proposed disposal by Henrietta Rubber Estate Limited ("Henrietta") of 900.871 acres of freehold agricultural land in the Tanjung Rambutan estate within the town boundary of Tanjung Rambutan and the Mukim of Ulu Kinta, Perak Darul Ridzuan for a cash consideration of RM27.927 million. Henrietta is a wholly-owned subsidiary of ACB and the aforesaid land was valued by an independent firm of professional valuers at RM28 million. The above divestment is expected to be completed by February 2003.	29.6	1.1	a) Multi Raya Housing Development Sdn Bhd b) Kinta Wirama Sdn Bhd c) Kuasa Cerdas Sdn Bhd d) Legend Status Sdn Bhd e) Intiteguh Sdn Bhd f) Lee Heng g) Kasi A/L K L Palaniappan
B	*Property* Grant of a call option by Davids Warehousing Sdn Bhd to IKEA Handel Sdn Bhd ("IKEA") in respect of a piece of land held under HS(D) 118807, Daerah Petaling Jaya, Mukim Damansara, Selangor under a property option agreement dated 14 May 1999 commencing nine months from 21 May 1999 which was exercised on 22 October 1999. Davids Warehousing Sdn Bhd, a company under voluntary liquidation, is a subsidiary company of ACB. The above divestment was completed on 13 January 2000.	3.1	0.1	IKEA
C.	*Listed Shares*			
i.	Disposal of Exuniq Sdn Bhd's entire holding of 16,906,666 ordinary shares of RM1.00 each representing approximately 31.04% equity interest in Allianz Assurance Berhad *(formerly known as Malaysia British Assurance Berhad)* ("MBA") for a cash consideration of RM129,335,994.90 pursuant to the acceptance of the conditional voluntary take-over offer by Allianz Aktiengesellschaft ("Allianz") to acquire all MBA shares not already owned by Allianz, directly or indirectly, for a cash consideration of RM7.65 per MBA share. Exuniq Sdn Bhd is a wholly-owned subsidiary of ACB. The above divestment was approved by the shareholders on 19 June 2001 and was subsequently completed on 17 August 2001.	70.0	2.7	Allianz

	Description of assets/businesses	Estimated net divestment proceeds dedicated for the Proposed ACB Scheme (RM'million equivalent)	% of total estimated net divestment proceeds	Name of Buyer(s) Identified, if any
D.	*Other assets, investments and businesses*			
i.	Disposal of plant and machinery, other fixed assets, stocks and exclusive rights to copyrights, industrial designs, trade marks, tradenames and patents by Lion Seatings Sdn Bhd to Teknion Furniture Systems (Malaysia) Sdn Bhd ("Teknion") for a total cash consideration of RM6,550,001. Lion Seatings Sdn Bhd is a wholly-owned subsidiary of ACB. The above divestment was completed on 10 November 1999.	10.0	0.4	Teknion
ii	a) Disposal by ACB of 5,000,002 ordinary shares of RM1.00 each representing 50% + 2 shares of the issued and fully paid-up ordinary share capital in Inverfin Sdn. Bhd. ("Inverfin") to Menara Citi Holding Company Sdn Bhd ("MCHC")	38.7	1.5	MCHC
	b) Proposed call option by ACB to MCHC and proposed put option by MCHC to ACB in respect of the remaining 2,000,001 ordinary shares of RM1.00 each representing 20% + 1 share of the issued and fully paid-up ordinary share capital in Inverfin owned by ACB Inverfin is an associated company of ACB. The divestment as set out in (a) above was completed on 27 June 2000. The call and put option as set out in (b) above has not been exercised by either party.	27.4	1.1	MCHC
iii	Disposal by Amsteel Securities (M) Sdn Bhd ("AMS"), an 83.78% owned subsidiary of Datavest Sdn Bhd, which is in turn a wholly-owned subsidiary of ACB, to Affin-UOB Securities Sdn Bhd ("AUSB") of its stock broking business and certain assets for a total cash consideration of RM42,253,000. The above divestment was approved by the shareholders on 8 October 2002 and was subsequently completed on 11 November 2002.	42.3	1.6	AUSB
iv	a) Disposal by Lion Ipoh Parade Sdn. Bhd. ("LIP"), a wholly-owned subsidiary of Ayer Keroh, which is in turn a 70% owned subsidiary of ACB, of the entire equity interest representing 5,000,000 ordinary shares of RM1.00 each in Peridang (M) Sdn. Bhd. ("Peridang") for a cash consideration of RM754,998;			

Description of assets/businesses	Estimated net divestment proceeds dedicated for the Proposed ACB Scheme (RM'million equivalent)	% of total estimated net divestment proceeds	Name of Buyer(s) Identified, if any
b) Disposal by LIP of the entire equity interest representing 2 ordinary shares of RM1.00 each in Arus Setia Sdn. Bhd. ("Arus") for a cash consideration of RM2; c) Discharge by LIP of Peridang from the repayment of the net inter-company amounts outstanding for a cash consideration of RM10,037,344; and d) Discharge by LIP of Arus from the repayment of the net inter-company amounts outstanding for a cash consideration of RM1,039,809.			
The above divestments were completed on 21 August 2002.	4.9	0.2	Black Tiger Aquaculture Sdn. Bhd
Total	226.0	8.7	

As and when the buyers for the remaining non-core and peripheral assets and businesses are identified and sale and purchase agreements have been signed with the ACB Group, necessary announcements and shareholders' approvals would be sought in accordance with the then prevailing listing requirements of the KLSE, if required.

For illustrative purposes only, based on the audited consolidated balance sheet of ACB as at 30 June 2002 and on the assumption that the Proposed Divestment Programme is effected as at that date, your Board estimates that the Proposed Divestment Programme would result in an estimated net gain of approximately RM539.5 million to ACB Group.

5.15 Pricing Basis and Status of ACB, AMB and LCB Shares

The issue price of the new ACB Shares to be issued as consideration to partly settle the Inter-PLC Debts owing by the ACB Group to the LLB Group, CPB Group and AMB Group and the Proposed Acquisition of Akurjaya, Proposed Acquisition of Hiap Joo Chong and Proposed Acquisition of Lion Plaza is fixed at RM1.00 per share, which represents the par value of ACB Shares. However, *for illustration purposes only*, the issue price of the new ACB Shares of RM1.00 each represents approximately 108% premium over the theoretical market price of the ACB Shares of RM0.48 (calculated based on the weighted average price of ACB Shares for the 5 days up to 16 July 2002, being the price-fixing date and after adjusting for the Proposed Capital Reconstruction for ACB in accordance with the formula set out in Section 5.1 of this Circular). The price-fixing date of ACB Shares has been determined by your Board and announced on 19 July 2002 after the receipt of the SC's approval for the Proposed ACB Scheme.

The issue price of the new AMB Shares to be issued as consideration to partly settle the Inter-PLC Debts owing by the LCB Group to the ACB Group is fixed at RM1.00 per share, which represents the par value of AMB Shares. However, *for illustration purposes only*, the issue price of the new AMB Shares of RM1.00 each represents a 203% premium over the theoretical market price of the AMB Shares of RM0.33 (calculated based on the weighted average price of AMB Shares for the 5 days up to 16 July 2002, being the price-fixing date and after adjusting for the Proposed Capital Reconstruction for AMB). The price-fixing date of AMB Shares has been determined by the Directors of AMB and announced on 19 July 2002 after the receipt of SC's approval for the Proposed AMB Scheme.

The issue price of the new AMB Shares to be issued as consideration for the settlement of the Proposed Divestment of Silverstone is fixed at RM1.05 per share, which represents a 5% premium to the par value of AMB Shares. However, *for illustration purposes only*, the issue price of the new AMB Shares at RM1.05 per share represents a 218% premium over the theoretical market price of the AMB Shares of RM0.33 (calculated based on the weighted average price of AMB Shares for the 5 days up to 16 July 2002, being the price-fixing date and after adjusting for the Proposed Capital Reconstruction for AMB). The price-fixing date of AMB Shares has been determined by the Directors of AMB and announced on 19 July 2002 after the receipt of SC's approval for the Proposed AMB Scheme.

The issue price of the new LCB Shares to be issued as consideration to settle the Inter-PLC Debts owing by the LCB Group to the ACB Group and the Proposed Divestment of Megasteel, the Proposed Divestment of LLB and the offer price to be offered to Eligible LCB Shareholders pursuant to the Proposed Restricted Offer for Sale of LCB Shares is fixed at RM1.00 per share which represents the par value. However, *for illustration purposes only*, the issue price/offer price represents a 15% premium over the theoretical market price of the LCB Shares of RM0.87 (calculated based on the weighted average price of LCB Shares for the 5 days up to 16 July 2002, being the price-fixing date and after adjusting for the Proposed Capital Reconstruction for LCB). The price-fixing date for the LCB Shares has been determined by the Directors of LCB and announced on 19 July 2002 after the receipt of the SC's approval for the Proposed LCB Scheme.

All the new ACB Shares to be issued as consideration to partly/fully settle the Inter-PLC Debts owing by the ACB Group to the LLB Group, CPB Group and AMB Group and the Proposed Acquisition of Akurjaya, Proposed Acquisition of Hiap Joo Chong and Proposed Acquisition of Lion Plaza which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for ACB, shall rank *pari passu* in all respects with the existing ACB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new ACB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

All the new AMB Shares and LCB Shares to be received as consideration to partly and/or fully settle the Inter-PLC Debts owing by the LCB Group to the ACB Group and the Proposed Divestment of Silverstone, Proposed Divestment of Megasteel and Proposed Divestment of LLB which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for AMB and the Proposed Capital Reconstruction for LCB, as the case may be, shall rank *pari passu* in all respects with the existing AMB Shares and LCB Shares, as the case may be, except that they will not be entitled to dividends, rights, allotments or other distributions if the new AMB Shares and LCB Shares, as the case may be, are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

All the new ACB Shares, AMB Shares and LCB Shares to be issued as described above will not be subject to any moratorium and may be sold at any time after the Issue Date except as disclosed in Sections 5.2.4, 5.3.4 and 5.10.4 of this Circular.

5.16 Prescribed Securities

The KLSE has already prescribed the securities of ACB on the Main Board of the KLSE to be deposited with the MCD. Pursuant to Section 29 of the Security Industry (Central Depository) Act, 1991, all dealings in the ACB Shares will be by book entries through the CDS accounts.

The new ACB Shares to be issued pursuant to the Proposed Acquisition of Akurjaya, Proposed Acquisition of Hiap Joo Chong, Proposed Acquisition of Lion Plaza and proposed settlement of Inter-PLC Debts owing by the ACB Group to the LLB Group, CPB Group and AMB Group will be credited directly into the CDS account of the respective recipients. ACB would (i) make an application to the KLSE for the listing of and quotation for the aforesaid ACB Shares and (ii) within 10 Market Days from the Issue Date despatch notices of allotment to the recipients.

5.17 Take-over Implications

Proposed General Offer Waiver to the LCB Concert Parties

LCB currently holds 243.77 million ACB Shares or 19.35% of the voting share capital of ACB whilst the LCB Concert Parties (excluding LCB) presently own 229.33 million ACB Shares or 18.21% of the voting share capital in ACB (via the LCB Group and the TSWC Connected Parties), and upon the completion of the Proposed GWRS, LCB and the LCB Concert Parties (excluding LCB) will own 561.36 million ACB Shares (or 35.44% of the voting share capital of ACB) and 238.89 million ACB Shares (or 15.07% of the enlarged voting share capital of ACB) respectively after the exercise of the new Warrants.

Pursuant to Rule 6(1) of the Code, unless exempted by the SC, a mandatory general offer obligation to acquire all the remaining 784.03 million ACB Shares or 49.49% of the voting share capital of ACB not already owned by the LCB Concert Parties will be triggered upon completion of the Proposed ACB Scheme as set out in this Circular.

An application was submitted to the SC on behalf of the LCB Concert Parties to seek a waiver of the aforesaid obligation under Practice Note 2.9.7 of the Code. The Proposed ACB Scheme shall only proceed to completion if the aforesaid waiver sought is granted. The decision from the SC on the aforesaid waiver is currently still pending.

6. PROPOSED DEBT RESTRUCTURING EXERCISE

6.1 Mode of Settlement of the ACB Group in relation to the ACB Scheme Creditors

The Proposed Debt Restructuring Exercise for the ACB Group shall involve the following:

Outstanding Principal Amounts denominated in RM

a) Firstly, the novation of all Outstanding Principal Amounts of the ACB Scheme Companies denominated in RM of RM3,093.01 million directly to Amsteel Harta (M) Sdn Bhd *(formerly known as Arau Pinang Sdn Bhd)*, a special purpose company incorporated under the Cos Act and is wholly-owned by ACB; and

b) Thereafter, ACB shall on behalf of Amsteel Harta (M) Sdn Bhd settle the Adjusted Applicable Debts (i.e. Outstanding Principal Amounts less the Principal Waived and Further Sum) less purchase consideration[1], as the case may be, denominated in RM of RM1,375.38 million by upfront cash payment and the issuance of ACB Bonds and ACB Shares;

Note:

1 For the ACB Group Inter-PLC Creditors only, the amount to be settled by upfront cash payment and the issuance of ACB Bonds and ACB Shares is the Adjusted Applicable Debts less the purchase consideration (after adjusting for the Cash Yield Adjustment) to be received by the ACB Group, as the case may be.

Outstanding Principal Amounts denominated in USD

a) All Outstanding Principal Amounts of the ACB Scheme Companies denominated in USD of USD470.15 million shall firstly be novated to ACB;

b) The Outstanding Principal Amounts of the ACB Scheme Companies denominated in USD of USD804.82 million shall subsequently be novated by ACB to Amsteel Harta (L) Limited, a special purpose company incorporated in Labuan and wholly-owned by ACB; and

c) Thereafter, the Adjusted Applicable Debts denominated in USD of USD679.73 million shall be consolidated and rescheduled under the ACB-SPV and be settled by upfront cash payment and the issuance of ACB-SPV Consolidated and Rescheduled Debts and ACB Shares.

The names of the ACB Scheme Companies are set out in Section 6.3 of this Circular whilst the amount of upfront cash payment, new ACB Shares, ACB Bond and ACB-SPV Consolidated and Rescheduled Debts to be issued are set out in Section 6.5 of this Circular.

These special purpose companies are established for the sole purpose of facilitating the Proposed Debt Restructuring Exercise for the ACB Group and managing the novated Outstanding Principal Amounts.

Further information on the 2 special purpose companies are as follows:-

	Amsteel Harta (M) Sdn Bhd	Amsteel Harta (L) Limited
Date of incorporation	6 March 2002	23 April 2002
Authority of incorporation	Cos Act	Offshore Companies Act, 1990
Issued and fully paid up share capital	RM2.00	USD1.00
Principal activities	Managing of debts novated from ACB and certain of its subsidiary companies to Amsteel Harta (M) Sdn Bhd pursuant to the Proposed Debt Restructuring Exercise of ACB.	Undertaking treasury business to improve the administration and co-ordination of the repayment of loans denominated in USD owing by the ACB Scheme Companies to the ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors).
Directors	• Pee Kang Seng @ Lim Kang Seng • Wang Wing Ying	• Pee Kang Seng @ Lim Kang Seng • Wang Wing Ying

ACB Group FI Lenders, FRN Holders and ACB Group Inter-PLC Creditors

Following negotiations with the core ACB Group FI Lenders, ACB proposes that the Adjusted Applicable Debts owing to the ACB Group FI Lenders, FRN Holders and ACB Group Inter-PLC Creditors be settled in the following manner:

(i) For the Control Secured ACB Scheme Creditors, their Adjusted Applicable Debts equal to 12.5% of their Accrued Interests are proposed to be settled by way of a debt to equity conversion. (*For information purposes only*, this amounts to approximately 2.2% of the total Adjusted Applicable Debts for both RM and USD denominated debts amounting to RM1,058.77 million of 23.17 million ACB Shares.)

The issue price of the new ACB Shares is fixed at RM1.00 per share, determined based on the pricing basis set out in Section 6.19 of this Circular. The debt to equity conversion shares and upfront cash payment for both RM and USD denominated debts are calculated based on their Adjusted Applicable Debts after netting-off against divestment proceeds from Amsteel Securities (HK) Ltd and Amsteel Futures (HK) Ltd which form part of the Further Sum.

(ii) For the Secured ACB Scheme Creditors, their Adjusted Applicable Debts equal to 12.5% of their Accrued Interests are proposed to be settled by way of a debt to equity conversion. (*For information purposes only*, this amounts to approximately 2.2% of the total Adjusted Applicable Debts for both RM and USD denominated debts amounting to RM407.54 million of 9.32 million ACB Shares.)

The issue price of the ACB Shares is fixed at RM1.00 per share, determined based on the pricing basis set out in Section 6.19 of this Circular.

(iii) For Unsecured ACB Scheme Creditors (other than the ACB Group Non-FI Creditors), their Adjusted Applicable Debts equal to 11% of their Reference Principal Amounts are proposed to be settled by way of a debt to equity conversion. (*For information purposes only*, this amounts to approximately 16.4% of the total Adjusted Applicable Debts for both RM and USD denominated debts amounting to RM2,492.05 million of 408.56 million ACB Shares.)

Note: For the ACB Group Inter-PLC Creditors only, the debt to equity conversion ratio is calculated prior to netting-off against any purchase considerations (after adjusting for the Cash Yield Adjustment) to be received by the ACB Group, as the case may be, as set out in Section 5 of this Circular.

The issue price of the ACB Shares is fixed at RM1.00 per share, determined based on the pricing basis set out in Section 6.19 of this Circular.

(iv) The balance of the Adjusted Applicable Debts, after accounting for items (d) (i), (ii) and (iii) above, owing by the ACB Scheme Companies to the ACB Scheme Creditors other than the ACB Group Non-FI Creditors in RM and USD denominated debts, are proposed to be settled by:

- 5.5% in the form of up-front cash payment worth RM57.37 million and the remaining balance by issuance of ACB Bonds worth RM978.23 million for Control Secured ACB Scheme Creditors;

- 5.5% in the form of up-front cash payment worth RM22.07 million and the remaining balance by issuance of ACB Bonds worth RM376.15 million for Secured ACB Scheme Creditors;

- 4.5% in the form of debt to equity conversion shares of 59.48 million ACB Shares, 2.0% in the form of up-front cash payment worth RM27.09 million and the remaining balance by issuance of Class B Unsecured ACB Scheme Creditors worth RM1,238.08 million.

- 4.5% in the form of debt to equity conversion shares of 34.08 million ACB Shares and the remaining balance by issuance of Class C Unsecured ACB Scheme Creditors worth RM724.77 million.

Note: For the ACB Group Inter-PLC Creditors only, the balance of the Reference Principal Amounts is calculated after netting-off against any purchase considerations (after adjusting for the Cash Yield Adjustment) to be received by the ACB Group, as the case may be, as set out in Section 5 of this Circular.

<u>ACB Group Non-FI Creditors</u>

The ACB Group proposes to settle the amounts owing to the ACB Group Non-FI Creditors amounting to RM36.74 million as set out in Appendix VIII by way of a debt to equity conversion either by bilateral agreement or by way of a scheme of arrangement under Section 176 of the Cos Act. The issue price of the new ACB Shares for debt to equity conversion is fixed at RM1.00 per share, determined based on the pricing basis set out in Section 6.19 of this Circular.

A diagrammatic summary of the proposed mode of settlement of the ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors) pursuant to the Proposed Debt Restructuring Scheme for the ACB Group together with the pertinent features of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts is set out as follows:

(A) ACB Group FI Lenders - Class A(1) and A(2) ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts



ACB Group FI Lenders
Adjusted Applicable Debts ("AAD") (both RM & USD)
ACB Shares (12.5% of Accrued Interest) (not based on AAD)
Class A(1)
Class A(2)
Balance AAD
Upfront Cash (5.5% of Balance of AAD)
Class A(1)
Class A(2)
Net balance of AAD
ACB Bond / SPV Consolidated and Rescheduled Debts
Class A(1)
Class A(2)

Key Features	**Class A(1) -RM**	**Class A(1) - USD**	**Class A (2) - RM**	**Class A(2) - USD**
Cash YTM	7.00%	6.50%	6.00%	5.25%
Equity-Kicker YTM	0.25%	0.25%	0.75%	0.75%
All-in YTM	7.25%	6.75%	6.75%	6.00%
Loyalty Payment	N/A	N/A	Up to 0.75%	Up to 0.75%
Potential Maximum YTM	7.25%	6.75%	7.50%	6.75%
Back-End Amount	N/A	N/A	N/A	N/A
Tenure	1 – 5 years	1 – 5 years	1 – 5 years	1 – 5 years
Security Coverage^	RM0.27	USD0.27	RM0.27	USD0.27
Transferability	Freely tradable and transferable among first holders of ACB Bonds	Freely tradable and transferable	Freely tradable and transferable among first holders of ACB Bonds	Freely tradable and transferable

Note: ^ Additional estimated coverage to the existing security coverage.

(B) ACB Group FI Lenders, FRN Holders and the ACB Group Inter-PLC Creditors - Class B and C ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts


ACB Group FI Lenders & ACB Group Inter-PLC Creditors
ACB Group FI Lenders
Adjusted Applicable Debts ("AAD") (in RM)
Adjusted Applicable Debts ("AAD") (in USD)
Less:
Purchase Consideration after Cash Yield Adjustment ("CYA")
Amount Owing ("AO") / AAD
ACB Shares (11% of AAD)
Class B
Class C
Balance of AO / AAD
ACB Shares (4.5% of Balance of AO / AAD)
Class B
Class C
Upfront Cash (2.0% of Balance of AO / AAD)
Class B
Net balance of AO / AAD
ACB Bond / SPV Consolidated and Rescheduled Debts
Class B
Class C

Key Features	Class B / B* -RM	Class B - USD	Class C - RM	Class C - USD
Cash YTM	4.75% / 7.75%	4.00%	4.75%	4.00%
Equity-Kicker YTM	0.85% / 0.85%	0.85%	0.85%	0.85%
All-in YTM	5.60% / 8.60%	4.85%	5.60%	4.85%
Loyalty Payment	Up to 0.75% / 0.75%	Up to 0.75%	Up to 0.75%	Up to 0.75%
Potential Maximum YTM	6.35% / 9.35%	5.60%	6.35%	5.60%
Back-End Amount	Principal Waived less Penalty Interest	Principal Waived less Penalty Interest	Principal Waived less Penalty Interest	Principal Waived less Penalty Interest
Tenure	1 – 9 years	1 – 9 years	1 – 10 years	1 – 10 years
Security Coverage	RM0.27	USD0.27	RM0.27	USD0.27
Transferability	Freely tradable and transferable among first holders of ACB Bonds	Freely tradable and transferable except for Tranche II	Freely tradable and transferable among first holders of ACB Bonds	Freely tradable and transferable except for Tranche II

Note:
Class B = Bonds issued to Lion Land for the purchase consideration of Lion Plaza.*
^ Additional estimated coverage to the existing security coverage.

Further details on the Proposed Debt Restructuring Exercise for the ACB Group are set out in Sections 6.2 to Section 6.23 of this Circular.

Please note that the liability of the ACB Group to settle the debts of the ACB Scheme Creditors in accordance with the terms of the Proposed Debt Restructuring Exercise is subject to verification and acceptance of the amounts submitted by the ACB Scheme Creditors in their proof of debts.

6.2 Amount of Adjusted Applicable Debts to be Addressed

For the ACB Group FI Lenders, FRN Holders and the ACB Group Inter-PLC Creditors where there is any payment made from 1 July 1999 but prior to the Unconditional Date, their Outstanding Principal Amounts shall be subject to a further reduction of the principal portion equivalent to the Further Sum and therefore their Adjusted Applicable Debts shall be reduced by the Further Sum. *For illustrative purposes only,* the Unconditional Date for the computation of Further Sum in this Circular is assumed to be 31 December 2001.

The proposed reduction of their Adjusted Applicable Debts by the Further Sum would result in such creditors which have received payment in respect of their Outstanding Principal Amounts between 1 July 1999 and Unconditional Date (both dates inclusive) and which received no payment, being given a *pari passu* treatment, as illustrated in Appendix X.

The Adjusted Applicable Debts of the ACB Group FI Lenders, FRN Holders and the ACB Group Inter-PLC Creditors shall be the Outstanding Principal Amount less the Principal Waived and Further Sum.

For illustrative purposes only, further details of the Adjusted Applicable Debts to be addressed under the Proposed Debt Restructuring Exercise for the ACB Group as at 31 December 2001 are as follows:

	RM' million		USD'million		RM'million equivalent		Total RM/RM equivalent
	Secured	Unsecured	Secured	Unsecured	Secured	Unsecured	
ACB Group FI-Lenders / FRN Holders							
Outstanding Principal Amounts	655.23	623.78	275.64	529.18	1,047.43	2,010.88	4,337.32
Principal Waived	(10.77)	(135.94)	(5.44)	(85.93)	(20.66)	(326.52)	(493.89)
Further Sum	(76.79)*	(0.01)	(33.72)*	-	(128.13)	(0.02)	(204.95)
Adjusted Applicable Debts	567.67	487.83	236.48	443.25	898.64	1,684.34	3,638.48
Net Inter-PLC Debts owing by the ACB Group to the Lion Group [1]							
Outstanding Principal Amounts		1,813					1,813
Principal Waived		(271)					(271)
Further Sum		-					-
Adjusted Applicable Debts		1,542					1,542
Net Inter-PLC Debt owing by the LCB Group to the ACB Group [2]							
Outstanding Principal Amounts		65					65
Principal Waived		(2)					(2)
Further Sum		(49)					(49)
Adjusted Applicable Debts		14					14

* *The divestment proceeds from the sale of Amsteel Securities (HK) Ltd and Amsteel Futures (HK) Ltd of RM27.92 million are included in Further Sum, which result in reduction of the Adjusted Applicable Debts.*

1,2 *These amounts refer to the net Inter-PLC Debts owing by the ACB Group to other companies within the Lion Group and the LCB Group to the ACB Group which are proposed to be settled pursuant to the Proposed ACB Scheme as described under Section 5.13 of this Circular.*

6.3 List of ACB Scheme Companies, Asset Support Companies and Inter-PLC Creditors

The names of the ACB Scheme Companies which are proposed to be included in the Proposed Debt Restructuring Exercise for the ACB Group are as follows:

Names of the ACB Scheme Companies	Adjusted Applicable Debts as at 31 December 2001 RM 'Mil
(a) ACB Scheme Companies whose debts are addressed under Section 176 of the Cos Act	
ACB	1,540.68
Ayer Keroh	35.87
Akurjaya	13.93
Ambang Jaya Sdn Bhd	59.46
Araprop Development Sdn Bhd	112.58
Avenel	895.32
Lion Ipoh Parade Sdn Bhd	111.14
Lion Mutiara Parade Sdn Bhd	22.00
Lion Seremban Parade Sdn Bhd	54.74
Visionwell Sdn Bhd	45.84
Total	*2,891.56*

Names of the ACB Scheme Companies	Amount of Debts as at 31 December 2001
(b) ACB Scheme Companies whose debts are not addressed under Section 176 of the Cos Act*	
AMS Securities (S) Pte Ltd	5.69
Amsteel Finance International B.V	564.84
AMSPL	11.43
Lion Asia Investment Pte Ltd	140.90
Masoni Investment Pte Ltd	24.06
Total	*746.92*

Names of the ACB Scheme Companies	Amount of Debts Projected up to 15 March 2003
	RM 'Mil
(c) ACB Scheme Companies for the ACB Group Non-FI Creditors whose debts are addressed under Section 176 of the Cos Act**	
ACB	2.08
Araprop Development Sdn Bhd	6.12
Visionwell Sdn Bhd	6.20
Total	14.40

Names of the ACB Scheme Companies	Amount of Debts Projected up to 15 March 2003
	RM 'Mil
(d) ACB Scheme Companies for the ACB Group Non-FI Creditors whose debts are not addressed under Section 176 of the Cos Act**	
Ayer Keroh	1.30
Akurjaya	1.56
Aquabio Holdings Sdn Bhd	14.74
Lion Ipoh Parade Sdn Bhd	2.57
Lion Mutiara Parade Sdn Bhd	1.37
Lion Seremban Parade Sdn Bhd	0.80
Total	22.34

None of the above ACB Scheme Companies has any external sustainable debts (i.e. debts that the ACB Scheme Companies are able to service) owing to FI lenders as at 25 November 2002

* *These ACB Scheme Companies are companies incorporated outside Malaysia and therefore, do not fall under the purview of the Cos Act. As such, separate bilateral agreements would be executed between these Scheme Companies and their respective Scheme Creditors for the purpose of the Proposed Debt Restructuring Exercise for the ACB Group.*

** *These ACB Scheme Companies have agreed with their respective ACB Group Non-FI Creditors to settle the amounts owing to them by way of a debt equity conversion.*

Further details of the Adjusted Applicable Debts in terms of the nature/type of facilities and amounts addressed are set out in Appendix VI(a) and Appendix VI(b) whilst the balances of the amount owing to the ACB Group Non-FI Creditors are set out in Appendix VII.

Pursuant to the Proposed Divestment Programme for the ACB Group (which is set out in Section 5.14 of this Circular), the names of the Asset Support Companies whose assets are identified for divestment/divested under the Proposed ACB Scheme are as follows:

ACB
Ayer Keroh
Akurjaya
Ambang Jaya
Andalas Development Sdn Bhd
AMSPL
Aquabio Holdings Sdn Bhd
Araprop Development Sdn Bhd
Arus Setia Sdn Bhd
Bandar Akademia Sdn Bhd
Bungawang Sdn Berhad
Chembong Malay Rubber Company (1920) Limited
Datavest Sdn Bhd
Henrietta Rubber Estate Limited
Khidmat Kelana (M) Sdn Bhd
KL Home, Garden & Leisure Centre Sdn Bhd
The Lenggeng Rubber Company Limited
Lion Asia Investment Pte Ltd
Lion Ipoh Parade Sdn Bhd
Lion Metal Industries Sdn Bhd
Lion Plaza
Lion Seatings Sdn Bhd
Lion Seremban Parade Sdn Bhd
Natvest Parkson Sdn Bhd
Parkson Retail Consulting & Management Sdn Bhd
Peridang (M) Sdn Bhd
Stowinco Sdn Bhd
Sukhothai Food Sdn Bhd
Superior Achievement Sdn Bhd
Timuriang Sdn Bhd
Umatrac

The Inter-PLC Debts to be addressed under the Proposed Corporate Restructuring Exercise for the ACB Group and Proposed Debt Restructuring Exercise for the ACB Group are as follows:-

	Adjusted Applicable Debts of Inter-PLC Debts owing to the ACB Group RM million	**Adjusted Applicable Debts of Inter-PLC Debts owing by the ACB Group RM million**
ACB Group	14#	1,542@

Note:

\# *This amount includes the aggregate net Inter-PLC Debts owing by the LCB Group which is proposed to be settled pursuant to the Proposed ACB Scheme as described under Sections 5.13(a) of this Circular.*

@ *These amounts refer to the net Inter-PLC Debts owing by the ACB Group to the Lion Group which are proposed to be settled pursuant to the Proposed ACB Scheme as described under Section 5.13(b), 5.13(c) and 5.13(d) of this Circular.*

The names of the companies within the ACB Group whose Inter-PLC Debts amounting to RM1,813 million (being the Outstanding Principal Amount owing by the ACB Group to the Lion Group) novated to Amsteel Harta (M) Sdn Bhd are as follows:

Akurjaya
Amsteel Capital Holdings Sdn Bhd
ACB
Amsteel Finance International BV
Andalas Development Sdn Bhd
AMSPL
Araprop Development Sdn Bhd
Avenel
Ayer Keroh
Bandar Akademia Corporation (M) Sdn Bhd
Bandar Akademia Sdn Bhd
Bungawang Sdn Berhad
Chembong Malay Rubber Company (1920) Limited
Dalian Tianhe Parkson Shopping Centre Co Ltd
Harbour Home Sdn Bhd
Henrietta Rubber Estate Limited
Hiap Joo Chong
Hy-line Berhad
Khidmat Kelana (M) Sdn Bhd
Lion Asia Investment Pte Ltd
Lion Commodities & Futures Trading Sdn Bhd
Lion Ipoh Parade Sdn Bhd
Lion Metal Industries Sdn Bhd
Lion Mutiara Parade Sdn Bhd
Lion Plantations Sdn Bhd
Lion Seatings Sdn Bhd
Lion Seremban Parade Sdn Bhd
Lion Tooling Sdn Bhd
Mastrama Sdn Bhd
Natvest Parkson Sdn Bhd
Optima Jaya Sdn Bhd
Parkson
Parkson's Holdings (S) Pte Ltd
Parkson Venture Pte Ltd
Qingdao Dawson Investment Co Ltd
Serbadagang Holdings Sdn Bhd
Shanghai Lion Asia Investment Consulting Co Ltd
Shanghai Lion Food Industry Co Ltd
Shanghai Ninesea Parkson Plaza Co Ltd
Shanghai Parkson Decorations Industry Co Ltd
Silverstone
Silverstone Marketing (M) Sdn Bhd
Singa Logistics Sdn Bhd
Stowinco Sdn Bhd
Sukhothai Food Sdn Bhd
Superior Achievement Sdn Bhd
The Lenggeng Rubber Company Limited
Visionwell Sdn Bhd
WGD Retail Consultancy Sdn Bhd
Xian Lucky King Parkson Plaza Co Ltd

Further details on the balances of Inter-PLC Debts owing to the ACB Scheme Companies and owing by the ACB Scheme Companies are set out in Appendix VIII.

6.4 Proposed Categorisation of the ACB Group FI Lenders, FRN Holders and the ACB Group Inter-PLC Creditors

For the purpose of determining the mode of settlement, the ACB Group FI Lenders, FRN Holders and the ACB Group Inter-PLC Creditors shall be categorised as follows:

a) **Class A(1) Control Secured ACB Scheme Creditors**

Control Secured ACB Scheme Creditors would be allocated Class A(1) ACB Bonds/A(1) ACB-SPV Consolidated and Rescheduled Debts.

b) **Class A(2) Secured ACB Scheme Creditors**

The portion of the Adjusted Applicable Debt which is recoverable based on the estimated value of the pledged securities other than LLB Shares, CPB Shares, Posim Shares or Silverstone Shares would be allocated Class A(2) ACB Bonds/A(2) ACB-SPV Consolidated and Rescheduled Debts.

c) **Class B Unsecured ACB Scheme Creditors**

The portion of the Adjusted Applicable Debt which is recoverable based on the estimated rate of recovery at the respective ACB Scheme Companies concerned, would be allocated Class B ACB Bonds/Class B ACB-SPV Consolidated and Rescheduled Debts.

d) **Class C Unsecured ACB Scheme Creditors**

The portion of the Adjusted Applicable Debt which is not recoverable based on the estimated rate of recovery at the respective ACB Scheme Companies concerned, would be allocated Class C ACB Bonds/Class C ACB-SPV Consolidated and Rescheduled Debts.

The classification of the Adjusted Applicable Debts owing to the ACB Group FI Lenders and FRN Holders, their applicable security coverage and recovery rate are set out in Appendix VI(a) and Appendix VI(b).

The classification of the ACB Group FI Lenders as Control Secured Creditors is primarily based on the existing security over LLB Shares, CPB Shares, Posim Shares or Silverstone Shares and the review of loan documentation. The classification of the ACB Group FI Lenders, FRN Holders and ACB Group Inter-PLC Creditors as secured creditors or unsecured creditors is based upon a review of loan documentation in relation to the ACB Group FI Lenders, FRN Holders and ACB Group Inter-PLC Creditors' position by Raslan Loong, in consultation with the management of the ACB Group. In this regard, the ACB Group FI Lenders, FRN Holders and ACB Group Inter-PLC Creditors with charges within the meaning of the Cos Act or arising under common law or equity, are treated as secured creditors. Other creditors other than the secured creditors are treated as unsecured creditors. Such ACB Group FI Lenders, FRN Holders and ACB Group Inter-PLC Creditors are treated as unsecured creditors with full recovery or, less than full recovery based on the estimated rate of recovery as reviewed by PwC in June/July 1999.

Prior to the announcement of the Proposed ACB Scheme in July 2000, ACB had issued an IM to the ACB Group FI Lenders and FRN Holders to obtain their feed-back on the key debt restructuring principles (including the applicable security coverage and recovery rates of the ACB Group FI Lenders and FRN Holders). Whilst changes in the operating conditions and changes in the market price of ACB Shares subsequent to the announcement in July 2000, have necessitated certain revisions to be made to the Proposed ACB Scheme, your Board proposes to apply the same applicable security coverage and recovery rates as initially determined in June/July 1999, so as to minimise the revisions to the key parameters of the debt restructuring upon which negotiations with the core ACB Group FI Lenders and KPMG (the Independent Financial Adviser to the ACB Group FI Lenders) were premised upon.

The following is an illustration of the classes of instruments which would be issued to the ACB Group FI Lenders, FRN Holders and ACB Group Inter-PLC Creditors based on their classifications as set out in Appendix VI(a), Appendix VI(b) and Appendix VIII.

Example 1

For a Control Secured ACB Scheme Creditor whose Adjusted Applicable Debt is secured either partially or fully by either the LLB Shares, CPB Shares, Posim Shares or Silverstone Shares, the entire Adjusted Applicable Debt will be dealt with as follows. RM/USD value of the Adjusted Applicable Debt equal to 12.5% of the RM/USD value of the Accrued Interest is proposed to be settled by way of a debt to equity conversion. The balance of the RM/USD value of Adjusted Applicable Debt after the aforesaid debt to equity conversion, is proposed to be settled by:

- 5.5% in the form of up-front cash payment; and
- each RM1/USD1 of the remaining balance by issuance of RM1 ACB Class A(1) Bond/USD1 ACB-SPV Consolidated and Rescheduled Debt.

Note: The debt to equity conversion shares and upfront cash payment for both RM and USD denominated debts are calculated based on their Adjusted Applicable Debts after netting-off against divestment proceeds from Amsteel Securities (HK) Ltd and Amsteel Futures (HK) Ltd which forms part of the Further Sum.

Example 2

For a Secured ACB Scheme Creditor (other than a Control Secured Creditor) whose Adjusted Applicable Debt is fully recoverable based on the estimated value of securities, the entire Adjusted Applicable Debt will be dealt with as follows. RM/USD value of the Adjusted Applicable Debt equal to 12.5% of the RM/USD value of the Accrued Interest is proposed to be settled by way of a debt to equity conversion. The balance of the RM/USD value of Adjusted Applicable Debt after the aforesaid debt to equity conversion, is proposed to be settled by:

- 5.5% in the form of up-front cash payment; and
- each RM1/USD1 of the remaining balance by issuance of RM1 ACB Class A(2) Bond/USD1 ACB-SPV Consolidated and Rescheduled Debt.

Example 3

For an Unsecured ACB Scheme Creditor whose Adjusted Applicable Debt is fully recoverable based on the estimated rate of recovery, the entire Adjusted Applicable Debt will be dealt with as follows. 11% of the Reference Principal Amount* is proposed to be settled by way of a debt to equity conversion. The balance of the RM/USD value of the Adjusted Applicable Debt** after the aforesaid debt to equity conversion, is proposed to be settled by:

- 2.0% in the form of up-front cash payment;
- 4.5% in the form of aforesaid debt to equity conversion; and
- each RM1/USD1 of the remaining balance by issuance of RM1 ACB Class B Bond/USD1 ACB-SPV Consolidated and Rescheduled Debt.

Note:

* *For an ACB Group Inter-PLC Creditor, the debt to equity conversion ratio is calculated prior to netting-off against any purchase consideration (after adjusting for the Cash Yield Adjustment) to be received by the ACB Group, as the case may be, as set out in Section 5 of this Circular.*

** *For an ACB Group Inter-PLC Creditor, the balance of the Reference Principal Amounts is calculated after netting-off against any purchase considerations (after adjusting for the Cash Yield Adjustment) to be received by the ACB Group, as the case may be, as set out in Section 5 of this Circular.*

Example 4

For an Unsecured ACB Scheme Creditor whose Adjusted Applicable Debt is not fully recoverable based on the estimated rate of recovery, the Adjusted Applicable Debt will be apportioned and dealt with as follows.

Say Adjusted Applicable Debt	: RM/USD100 million
Say Recovery Rate	: 80%

RM80 million of the Adjusted Applicable Debt will be dealt with as follows. 11% of RM80 million of the Reference Principal Amount* is proposed to be settled by way of a debt to equity conversion. The balance of the RM/USD value of the Adjusted Applicable Debt** after the aforesaid debt to equity conversion, is proposed to be settled by:

- 2.0% in the form of up-front cash payment;
- 4.5% in the form of aforesaid debt to equity conversion; and
- each RM1/USD1 of the remaining balance by issuance of RM1 ACB Class B Bond/USD1 ACB-SPV Consolidated and Rescheduled Debt.

RM20 million of the Adjusted Applicable Debt will be dealt with as follows. 11% of RM20 million of the Reference Principal Amount* is proposed to be settled by way of a debt to equity conversion. The balance of the RM/USD value of the Adjusted Applicable Debt** after the aforesaid debt to equity conversion, is proposed to be settled by:

- 4.5% in the form of aforesaid debt to equity conversion; and
- each RM1/USD1 of the remaining balance by issuance of RM1 ACB Class C Bond/USD1 ACB-SPV Consolidated and Rescheduled Debt.

Note:

* *For an ACB Group Inter-PLC Creditor, the debt to equity conversion ratio is calculated prior to netting-off against any purchase consideration (after adjusting for the Cash Yield Adjustment) to be received by the ACB Group, as the case may be, as set out in Section 5 of this Circular.*

** *For an ACB Group Inter-PLC Creditor, the balance of the Reference Principal Amounts is calculated after netting-off against any purchase considerations (after adjusting for the Cash Yield Adjustment) to be received by the ACB Group, as the case may be, as set out in Section 5 of this Circular.*

6.5 Amount of Upfront Cash Payment, ACB Shares, ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts to be Issued

<u>ACB Group FI Lenders, FRN Holders and ACB Group Inter-PLC Creditors</u>

Based on the proposed mode of settlement as described under Section 6.1 of this Circular, the amount of upfront cash payment, ACB Shares, ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts to be issued to the ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors), are as follows:

	Upfront Cash Payment RM 'million	Amount converted into ACB Shares RM 'million	Amount converted into ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts RM 'million (or equivalent)	Adjusted Applicable Debts RM 'million
<u>ACB Bonds (ACB Group FI Lenders)</u>				
Class A (1)	9.30	3.70	158.56	*171.56
Class A (2)	21.45	9.22	365.44	396.11
Class B	5.42	44.63	247.53	297.58
Class C	-	28.53	161.73	190.26
<u>ACB Bonds (ACB Group Inter-PLC Creditors)</u>				
Class B	1.87	107.58	85.67	195.12
Class C	-	68.78	55.97	124.75
<u>ACB Bonds** (issued for purchase consideration)</u>				
Class B	0.76	-	34.90	35.66
<u>ACB-SPV Consolidated and Rescheduled Debts (ACB Group FI Lenders and FRN Holders)</u>				
Class A(1)	48.07	19.47	819.67	*887.21
Class A(2)	0.62	0.10	10.71	11.43
Class B	19.80	163.13	904.88	1,087.81
Class C	-	89.46	507.08	596.54
Total	107.29	534.60	3,352.14	3,994.03

* *The divestment proceeds from the sale of Amsteel Securities (HK) Ltd and Amsteel Futures (HK) Ltd of RM27.92 are included in Further Sum, which result in reduction of the Adjusted Applicable Debts.*

** *to be issued to LLB as settlement for the Proposed Acquisition of Lion Plaza*

The above amounts of upfront cash payment, ACB Shares, ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts include the amount of, *inter alia*, upfront cash payment, ACB Shares and the ACB Bonds to be issued to repay Inter-PLC Debts and settlement of Proposed Acquisition of Lion Plaza as described in Section 5.5 of this Circular but exclude the "Year 0 Interest" payment proposed to be made to the holders of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts due to the unforeseen delay in the up-front cash payment, details of which are set out in Section 6.7 of this Circular.

The upfront cash payment amounting to RM107.29 million is expected to be paid on the Issue Date from (i) net divestment proceeds from the Proposed Divestment Programme for the ACB Group and (ii) upfront cash payment to be received by ACB from the LCB Group as described in Section 5.6.2 of this Circular.

The 534.60 million new ACB Shares (to be issued as debt to equity conversion and equity kicker shares) would represent 40.1% of the enlarged share capital of ACB after the Proposed ACB Scheme (before the exercise of the Warrants) of 1,332.36 million ACB Shares.

Please refer to Appendix XI(a) and XI(c) for the salient features of the Class A, Class B and Class C ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts.

The upfront cash payment, ACB Shares, ACB Bonds, ACB Debts and ACB-SPV Consolidated and Rescheduled Debts shall be paid/issued not later than 15 March 2003. In the event that the upfront cash payment, ACB Shares, ACB Bonds, ACB Debts and ACB-SPV Consolidated and Rescheduled Debts are not paid/issued by 15 March 2003, the Proposed ACB Scheme shall be deemed to have lapsed and in such event, notwithstanding anything else provided in this Circular, nothing shall preclude any of the ACB Scheme Creditors from taking any action that they have or might have (including, without limitation, any claims for accruals, late charges, penalties, costs and expenses payment and indemnification obligation) arising from and in accordance with the existing loans/credit facilities of such ACB Scheme Creditor unless the date for the payment/issuance of the aforesaid upfront cash payment, ACB Shares, ACB Bonds, ACB Debts and ACB-SPV Consolidated and Rescheduled Debts after 15 March 2003 is subsequently approved by the ACB Scheme Creditors.

6.6 Proposed YTM

As the cash flows projected over the next 9 years by your Board after setting aside an amount to cater for future contingencies, is not expected to be sufficient to support repayment of the debts of the ACB Group FI Lenders and FRN Holders entirely in cash, ACB has proposed to issue 358.24 million new ACB Shares as debt to equity conversion shares to be attached to the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts for the ACB Group FI Lenders and FRN Holders. In addition, 112.65 million new ACB Shares are proposed to be issued to be attached to the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts as a yield enhancement (ranging from 0.25% to 0.85%) to the cash YTMs ("equity-kicker") in order to enhance the return to the ACB Group FI Lenders and FRN Holders. The assumed value of the free ACB Shares to be issued as debt equity conversion shares and equity kicker shares for each class of ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts for the ACB Group FI Lenders and FRN Holders are as follows:

Category	Instrument	Debt to equity conversion shares and equity-kicker enhancement to YTM				All-in YTM[2]
		Cash YTM [1]	Kicker YTM [1]	No. of ACB Shares issued as debt to equity conversion shares and equity-kicker	Total No. of ACB Shares ('million)	
Class A(1)	ACB Bonds	7.00%	0.25%	Approximately RM2,166.08 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as debt to equity conversion shares	3.70	7.25%
				Approximately RM731.35 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as equity-kicker shares	1.27	

Category	Instrument	Debt to equity conversion shares and equity-kicker enhancement to YTM				All-in YTM[2]
		Cash YTM [1]	Kicker YTM [1]	No. of ACB Shares issued as debt to equity conversion shares and equity-kicker	Total No. of ACB Shares ('million)	
Class A(1)	ACB-SPV Consolidated and Rescheduled Debts	6.50%	0.25%	Approximately USD2,131.75 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as debt to equity conversion shares	19.47	6.75%
				Approximately USD717.95 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as equity-kicker shares	6.56	
Class A(2)	ACB Bonds	6.00%	0.75%	Approximately RM2,251.64 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as debt to equity conversion shares	9.22	6.75%
				Approximately RM2,144.56 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as equity-kicker shares	8.50	
Class A(2)	ACB-SPV Consolidated and Rescheduled Debts	5.25%	0.75%	Approximately USD881.38 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as debt to equity conversion shares	0.10	6.00%
				Approximately USD2,173.17 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as equity-kicker shares	0.25	

Category	Instrument	Debt to equity conversion shares and equity-kicker enhancement to YTM				All-in YTM[2]
		Cash YTM [1]	Kicker YTM [1]	No. of ACB Shares issued as debt to equity conversion shares and equity-kicker	Total No. of ACB Shares ('million)	
Class B	ACB Bonds	4.75%	0.85%	Approximately RM14,996.57 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as debt to equity conversion shares	44.63	5.60%
				Approximately RM3,357.55 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as equity-kicker shares	9.99	
Class B	ACB-SPV Consolidated and Rescheduled Debts	4.00%	0.85%	Approximately USD14,996.57 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as debt to equity conversion shares	163.13	4.85%
				Approximately USD3,306.46 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as equity-kicker shares	35.97	
Class C	ACB Bonds	4.75%	0.85%	Approximately RM14,996.57 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as debt to equity conversion shares	28.53	5.60%
				Approximately RM6,348.50 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each RM100,000 of Adjusted Applicable Debts as equity-kicker shares	12.08	

Category	Instrument	Debt to equity conversion shares and equity-kicker enhancement to YTM				All-in YTM[2]
		Cash YTM [1]	Kicker YTM [1]	No. of ACB Shares issued as debt to equity conversion shares and equity-kicker	Total No. of ACB Shares ('million)	
Class C	ACB-SPV Consolidated and Rescheduled Debts	4.00%	0.85%	Approximately USD14,996.57 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as debt to equity conversion shares	89.46	4.85%
				Approximately USD6,375.46 of ACB Shares at the assumed value of RM1.00 per ACB Share would be attached to each USD100,000 of Adjusted Applicable Debts as equity-kicker shares	38.03	

Notes:

1. *The cash YTM and kicker YTM were arrived at following negotiations with the core ACB Group FI Lenders and after taking into consideration the availability of the ACB Group's cash flows for the 11-year period from 2001 to 2011.*

2. *Represents the aggregate of the cash YTM and kicker YTM*

It is proposed that detachable ACB Shares be attached to the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts as debt to equity conversion shares as part of the cash YTMs and an equity-kicker enhancement to the cash YTMs of 0.25% for Class A(1) ACB Bonds and A(1) ACB-SPV Consolidated and Rescheduled Debts, 0.75% for Class A(2) ACB Bonds and A(2) ACB-SPV Consolidated and Rescheduled Debts and 0.85% for Class B and Class C ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts as set out above for the ACB Group FI Lenders and FRN Holders.

The ACB Shares issued to the ACB Group FI Lenders and FRN Holders as debt equity conversion shares and equity-kickers are immediately detachable from the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts after the Issue Date. Based on the assumption that these ACB Shares are sold by the ACB Group FI Lenders and FRN Holders at their assumed value of RM1.00 each as at the Issue Date and all proposed yearly cash redemption/repayment amounts for the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts are received by the ACB Group FI Lenders and FRN Holders on schedule (commencing from Issue Date, and thereafter, the subsequent annual redemption/repayment on every 31 December until the respective last annual redemption/repayment date for the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts), the ACB Group FI Lenders and FRN Holders would effectively receive the respective all-in YTMs (being the cash YTMs plus the kicker YTMs) as stated above.

6.7 Proposed Redemption/Repayment Tenure

6.7.1 Details of the Proposed Redemption/Repayment Tenure

The ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts are redeemable/repayable in annual instalments, and their proposed redemption/repayment tenure is summarised below:

Class of Creditors	Control Secured Creditors	Secured Creditors	<----Unsecured Creditors--->	
	Class A(1)	Class A(2)	Class B*	Class C
ACB	1-5 years	1-5 years	1-9 years	1-10 years

* *Including the Class B Bonds issued as settlement for the Proposed Acquisition of Lion Plaza.*

The first annual redemption/repayment date of ACB Bonds or ACB-SPV Consolidated and Rescheduled Debts shall be on Issue Date, and thereafter, the subsequent annual redemption/repayment dates shall be on every 31 December. However, a redemption/repayment made at any date which is not more than 14 days before each redemption/repayment date of 31 December will not be construed as early redemption/repayment.

Based on the proposed yearly redemption/repayment amounts and the due dates for the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts, holders of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts would receive the relevant cash YTM as stated above for the period commencing on 1 January 2002 and ending on the respective last annual redemption/repayment date for the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts. Accordingly, interest due to holders of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts from 1 January 2002 is built into the relevant cash YTM as stated in Section 6.6 of this Circular.

The redemption/repayment profiles of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts are set out in Appendix IX.

The ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts were previously targeted to be issued on 1 January 2002, and accordingly, up-front cash payment totalling RM107.29 million ("Year 0 Payment") was previously targeted to be paid to the ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors) on 1 January 2002 as well. However, in view of the unforeseen delay in the implementation of the Proposed ACB Scheme which is expected to be effected in the first quarter of 2003, ACB proposes to pay interest on the Year 0 Payment for the period commencing on 1 January 2002 up to the Issue Date calculated based on the cash YTM of the relevant ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts without compounding ("Year 0 Interest").

For illustrative purposes only, the estimated Year 0 Interest with interest thereon ("Year 0 Interest Payment") to be paid by ACB is approximately RM6.93 million (assuming Issue Date is at 31 December 2002) and the Year 0 Interest Payment shall be paid to holders of the instruments in two tranches;

a) the first tranche amounting to RM3.61 million (being 58% of the total Year 0 Interest) shall be paid on the Issue Date of the instruments funded from the interest earned between 1 January 2002 and the Unconditional Date, (assuming Unconditional Date is at 31 December 2002) *for illustrative purposes only*, from proceeds arising from the Proposed Divestment Programme for ACB Group currently deposited in designated escrow accounts; and

b) the second tranche amounting to RM3.32 million, comprising the balance 42% of the relevant Year 0 Interest amounting to RM2.63 million plus RM0.69 million interest to be accrued on the balance Year 0 Interest for the period commencing from Issue Date (exclusive) to the respective last annual redemption/repayment date for the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts (calculated at the rate of the cash YTM applicable to relevant instruments on the balance value of the relevant Year 0 Interest without compounding). The second tranche payment, shall be paid on the respective last annual redemption/repayment date for the instruments and shall be funded from internally generated operating cash flows and dividend received from subsidiary and associated companies of ACB.

As at 30 November 2002, the total divestment proceeds deposited in the escrow accounts amount to approximately RM133.20 million (inclusive of approximately RM5.96 million interest accrued based on an interest rate ranging from 2% per annum to 3.45% per annum) after netting-off against RM54.50 million in professional fees, of which details on the total divestment proceeds are as follows:

		RM 'million
i.	Grant of a call option by Davids Warehousing Sdn Bhd (a company under voluntary liquidation, a wholly company of ACB) to IKEA Handel Sdn Bhd in respect of a piece of land held under HS(D) 118807, Daerah Petaling Jaya, Mukim Damansara, Selangor under a property option agreement dated 14 May 1999 commencing nine months from 21 May 1999 which was exercised on 22 October 1999.	3.14
ii.	Disposal of Exuniq Sdn Bhd's (a wholly-owned subsidiary of ACB) entire holding of 16,906,666 ordinary shares of RM1.00 each representing approximately 31.04% equity interest in Allianz Assurance Berhad *(formerly known as Malaysia British Assurance Berhad)* ("MBA") for a cash consideration of RM129,335,994.90 pursuant to the acceptance of the conditional voluntary take-over offer by Allianz Aktiengesellschaft ("Allianz") to acquire all MBA shares not already owned by Allianz, directly or indirectly, for a cash consideration of RM7.65 per MBA share.	70.03
iii.	Disposal of plant and machinery, other fixed assets, stocks and exclusive rights to copyrights, industrial designs, trade marks, tradenames and patents by Lion Seatings Sdn Bhd (a wholly-owned subsidiary of ACB) to Teknion Furniture Systems (Malaysia) Sdn Bhd for a total cash consideration of RM6,550,001.	10.00
iv.	Disposal by ACB of 5,000,002 ordinary shares of RM1.00 each representing 50% + 2 shares of the issued and fully paid-up ordinary share capital in Inverfin Sdn. Bhd. to Menara Citi Holding Company Sdn Bhd	58.82
v.	The following transactions involving: a) Disposal by Lion Ipoh Parade Sdn. Bhd. ("LIP"), a wholly-owned subsidiary of Ayer Keroh, which is in turn a 70%-owned subsidiary of ACB, of the entire equity interest representing 5,000,000 ordinary shares of RM1.00 each in Peridang (M) Sdn. Bhd. ("Peridang") for a cash consideration of RM754,998; b) Disposal by LIP of the entire equity interest representing 2 ordinary shares of RM1.00 each in Arus Setia Sdn. Bhd. ("Arus") for a cash consideration of RM2; c) Discharge by LIP of Peridang from the repayment of the net inter-company amounts outstanding for a cash consideration of RM10,037,344; and d) Discharge by LIP of Arus from the repayment of the net inter-company amounts outstanding for a cash consideration of RM1,039,809.	11.83
vi.	The disposal of the entire issued share capital of: a) Amsteel Securities (H.K.) Limited; b) Amsteel Futures (H.K.) Limited; c) Amsteel Derivatives Limited; and d) Amsteel Nominees (H.K.) Limited.	27.92
	Total	181.74

A total of up to RM226.85 million LCB Shares will be offered for sale and/or sale of rights to allotment by ACB to Eligible Shareholders of LCB, details which are set out in Section 5.11 of this Circular. These LCB Shares are identified as one of the sources supporting the first redemption/repayment of ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts on Issue Date. As the aforesaid LCB Shares would not be sold by Issue Date, up to 100% of the nominal value of both Class A (1) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts due and payable on 31 December 2002 (amounting in total to RM100.24 million for both instruments) shall be deferred and paid by 31 March 2003 (for up to 75% or RM75.18 million nominal value for both instruments) and 30 June 2003 (for up to 25% or RM25.06 million nominal value for both instruments) ("Class A(1) Deferred Payment"). In addition, up to 100% of the nominal value for both Class A (2) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts due and payable on 31 December 2002 (amounting in total to RM45.68 million) shall be deferred and paid by 31 December 2003 ("Class A(2) Deferred Payment"), details of which are set out in Section 6.7.2 of this Circular. *For illustrative purposes only,* ACB proposes to pay an interest on the Class A(1) Deferred Payment and Class A(2) Deferred Payment of approximately RM5.78 million (based on the aforesaid deferred payment dates) calculated based on the cash YTM applicable to the relevant instruments without compounding, and such interest shall be paid on the respective last annual redemption/repayment date for the instrument.

The interest on Class A(1) Deferred Payment and Class A(2) Deferred Payment shall be paid from internally generated operating cash flows and dividend received from subsidiary and associated companies of ACB.

In the event that the LCB Shares are offered at a price higher than RM1.00 per share, the excess net proceeds raised from the disposal of the LCB Shares will be captured as part of the Dedicated Cash Flows (as described under Section 6.14 of this Circular) which will be utilised to redeem/repay the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts.

6.7.2 Treatment of LCB Shares Received by ACB

Pursuant to the Proposed GWRS, ACB would receive RM289.86 million of LCB Shares, of which 63.01 million LCB Shares would set-aside for settlement of 100% of the nominal value of both Class B ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts due and payable on 31 December 2002 (amounting in aggregate to RM63.01 million). The remaining balance of up to RM226.85 million will be offered for sale and/or sale of rights to allotment by ACB to Eligible Shareholders of LCB.

Class B ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts

100% of the nominal value of both Class B ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts due and payable on 31 December 2002 (amounting in aggregate to RM63.01 million) is proposed to be settled with 63.01 million LCB Shares which shall be issued/transferred by ACB to the holders of the Class B ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts at par.

Holders of the Class B ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts receiving the LCB Shares shall be subject to the condition that they shall not dispose their LCB Shares commencing from the date they shall receive the LCB Shares until the closing date of the Proposed Restricted Offer for Sale of LCB Shares.

Class A(1) and A(2) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts

Where net proceeds from the Proposed Restricted Offer for Sale of LCB Shares is RM145.92 million or more, then the net proceeds shall be applied as follows:-

a) RM100.24 million of net proceeds shall be applied to redeem/repay the nominal value of both Class A(1) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts due and payable on 31 December 2002 on a *pro rata* basis; and

b) RM45.68 million of net proceeds shall be applied to redeem/repay the nominal value of both Class A(2) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts due and payable on 31 December 2002.

Thereafter the remaining net proceeds shall be applied for *pro rata* redemption/repayment of all ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts in the chronological order of redemption dates, and only after the full redemption/repayment of the said Class A and Class B ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts, the remaining net proceeds if any shall be applied for *pro rata* redemption/repayment of Class C ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts in the chronological order of redemption dates.

Where net proceeds from the Proposed Restricted Offer for Sale of LCB Shares is less than RM145.92 million, then the entire net proceeds shall be applied to redeem/repay the nominal value of both Class A(1) and Class A(2) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts due and payable on 31 December 2002 on a *pro rata* basis. Further, ACB shall pay the balance as follows:

Class A(1) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts

a) up to 75% of the nominal value of both Class A(1) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts remaining due and payable on 31 December 2002 after payment with net proceeds from the Proposed Restricted Offer for Sale of LCB Shares (amounting up to RM75.18 million aggregate nominal for both instruments), shall be deferred and paid by 31 March 2003; and

b) up to 25% of the nominal value of both Class A(1) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts remaining due and payable on 31 December 2002 after payment with net proceeds from the Proposed Restricted Offer for Sale of LCB Shares (amounting up to RM25.06 million aggregate nominal for both instruments), shall be deferred and paid by 30 June 2003.

ACB proposes to pay an interest on the Class A(1) Deferred Payment calculated based on the cash YTM applicable to the relevant instruments without compounding, and such interest shall be paid on the respective last annual redemption/repayment date for the instruments.

Class A(2) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts

Up to 100% of the nominal value of both Class A(2) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts remaining due and payable on 31 December 2002 after payment with net proceeds from the Proposed Restricted Offer for Sale of LCB Shares (amounting up to RM45.68 million aggregate nominal for both instruments), shall be deferred and paid by 31 December 2003.

ACB proposes to pay an interest on the Class A(2) Deferred Payment calculated based on the cash YTM applicable to the relevant instruments without compounding, and such interest shall be paid on the respective last annual redemption/repayment date for the instruments.

Charging of LCB Shares

LCB Shares not subscribed under the Proposed Restricted Offer for Sale of LCB Shares shall be charged as follows pending their divestment by 31 December 2003 (Year 2):

a) A first priority charge shall be created in respect of up to 100.24 million LCB Shares, in favour of holders of Class A(1) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts to secure the balance nominal value due and payable as at 31 December 2002 which remains unpaid on the basis of 1 LCB Share for every RM1 unpaid. As and when these LCB Shares are sold, the divestment proceeds up to the nominal value of the Class A(1) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts deferred, will be utilised to redeem/repay the said instruments, and the surplus, if any will be utilised to redeem/repay all other ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts.

b) A first priority charge shall be created in respect of up to 45.68 million LCB Shares, in favour of holders of Class A(2) ACB Bonds/SPV Consolidated and Rescheduled Debts to secure the balance nominal value due and payable as at 31 December 2002 which remains unpaid on the basis of 1 LCB Share for every RM1 unpaid. As and when these LCB Shares are sold, the divestment proceeds up to the nominal value of the Class A(2) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts deferred, will be utilised to redeem/repay the said instruments and the surplus, if any will be utilised to redeem/repay all other ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts.

c) The remaining LCB Shares not charged to Class A(1) and (2) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts shall be charged for the benefit of all the holders of ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts.

d) A second priority charge shall be created in respect of all LCB Shares not subscribed for under the Proposed Restricted Offer for Sale of LCB Shares in favour of all the holders of ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts.

6.8 Similar Terms for the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts

Apart from the differences in YTMs, currency of repayment, transferability, the marginal difference in the redemption/repayment profile and the difference arising solely in the form of the indebtedness between the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts, there is no substantive difference in the proposed terms and conditions between the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts of the same class.

6.9 Transferability of the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts

The ACB Bonds would be transferable amongst persons who are the first holders of the Bonds whilst the ACB-SPV Consolidated and Rescheduled Debts shall be issued in two different tranches as follows:

i) Tranche I shall be issued to the non-resident ACB Group FI Lenders and FRN Holders (including offshore companies incorporated under the Offshore Companies Act, 1990) which would be freely tradable and transferable; and

ii) Tranche II shall be issued to the resident ACB Group FI Lenders which would be non-tradable and non-transferable.

Apart from the difference in terms of transferability and the differences as highlighted in Section 6.8 above, there shall be no other substantial difference in the proposed terms and conditions between Tranche I and Tranche II of the ACB-SPV Consolidated and Rescheduled Debts.

6.10 No Rating

Under the Proposed ACB Scheme, the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts shall not be rated by any rating agency as there would be no money raised from the issuance of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts. Further, the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts are merely instruments to mainly facilitate the terming out of the existing loan exposure to the ACB Group FI Lenders and ACB Group Inter-PLC Creditors and the redemption of the FRNs held by the FRN Holders. Hence, an exemption had been sought and obtained from the SC on 17 April 2002 for a waiver of their rating requirement for the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts.

Notwithstanding the foregoing, by a letter dated 9 July 2002, ACB had undertaken to Pengurusan Danaharta Nasional Berhad that subject to compliance with the relevant prevailing legislation and regulations, it shall use its best endeavours to procure a rating of the ACB Bonds no later than 31 December 2004.

6.11 Existing Arrangements of the ACB Scheme Creditors

Upfront cash payment, ACB Shares, ACB Bonds or ACB-SPV Consolidated and Rescheduled Debts, whichever is applicable, will be issued to settle the Adjusted Applicable Debts owing to the ACB Scheme Creditors. The rights and benefits of the relevant ACB Scheme Creditors upon the Issue Date will be governed by the terms and conditions of the relevant documents including the trust deeds, the facility agreements and security documents which would bind all the ACB Scheme Creditors pursuant to the Final Orders. All claims, rights or interests arising in relation to any monies borrowed by, funds advanced to, services provided to, or guarantees, indemnities or undertakings provided by the ACB Scheme Companies to the ACB Scheme Creditors (including, without limitation, any claims for accruals, late charges, penalties, costs and expenses payment and indemnification obligations) and any keep well agreements, undertakings, guarantees, indemnities, letters of comfort and any other support agreements given by any other person with respect thereof will be (and will be deemed to be) fully and irrevocably settled, released and discharged upon payment of the upfront cash and issuance of ACB Shares, ACB Bonds or ACB-SPV Consolidated and Rescheduled Debts.

With regard to the Control Secured ACB Scheme Creditors and Secured ACB Scheme Creditors, their existing security priority over the aforesaid assets (other than those having security over LLB Shares, CPB Shares, Posim Shares, or Silverstone Shares) shall remain unchanged under the Proposed Debt Restructuring Exercise for the ACB Group. The holders of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts would have a lower ranking security over the presently encumbered divestment assets. As such, if these presently encumbered divestment assets are divested, the proceeds from the divestment would be utilised, firstly to redeem early/prepay the corresponding amount of Class A(1)/A(2) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts held by the relevant Control Secured ACB Scheme Creditors and Secured ACB Scheme Creditors and thereafter the surplus, if any, shall be applied to redeem early/prepay the other ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts in accordance with the manner set out herein.

6.12 Control Secured ACB Scheme Creditors

With regard to Control Secured ACB Scheme Creditors, they are required to release their Control Shares to facilitate the Proposed ACB Scheme. However, the Control Secured ACB Scheme Creditors are proposed to be offered as security over the following package of assets ("Substitute Securities") to be shared on a *pro rata* basis:

	Security Value (RM'Mil)
98.15 million AMB Shares representing approximately 28.99% of its enlarged capital to be issued pursuant to the Proposed GWRS but prior to the full conversion of the RCCPS of 338.54 million AMB Shares	103.06
Proceeds from the disposal of 155,000,000 Shares in Amsteel Securities (M) Sdn Bhd representing an 83.78% equity interest	75.07
2,000,001 Shares in Inverfin Sdn Bhd representing a 20% equity interest	32.59
Net proceeds from the disposal of 100% shareholding in Amsteel Securities (HK) Ltd and in Amsteel Futures (HK) Ltd which was completed on 17 March 2001	27.92
First priority National Land Code charge over land and building of Lion Metal Industries Sdn Bhd	21.00
50% shareholding in Parkson Venture Pte Ltd (which holds a 50% stake in Qingdao No. 1 Parkson Co. Ltd)	45.38
Bukit Mahkota, Bangi[1] - residential and commercial freehold land	198.57
Beranang Industrial Park[2] - industrial freehold land	27.10
	530.69

Note:
The further details on the above land are set out in:

1 - Item 6(10) and 6(11) of Appendix II(a)
2 - Item 6(4) of Appendix II(a)

In the event any of the above Substitute Securities is sold prior to the Unconditional Date, the net proceeds would be earmarked to pay the Control Secured ACB Scheme Creditors, after the implementation of the Proposed ACB Scheme and the surplus, if any, would be earmarked to redeem/repay the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts to be issued to all the ACB Group FI Lenders, FRN Holders and ACB Group Inter-PLC Creditors.

The amounts earmarked to pay the Control Secured ACB Scheme Creditors would be applied, firstly, to reduce their Accrued Interest (which excludes Penalty Interest), and secondly, to settle their Reference Principal Amount at a ratio calculated based on the value of the Control Shares released.

In the event any of the Substitute Securities is sold after the Unconditional Date, the net proceeds would be utilised firstly, for early redemption/repayment of all the Class A(1) ACB Bonds/A(1) ACB-SPV Consolidated and Rescheduled Debts issued to the Control Secured ACB Scheme Creditors at a ratio calculated based on the value of the Control Shares released and secondly, for early redemption/repayment of all the Class B and C ACB-SPV Consolidated and Rescheduled Debts issued to Bayerische Landesbank in relation to borrowings by Avenel to the extent of the entitlement of the Control Secured ACB Scheme Creditors of Avenel to the Pool Substitute Securities (as defined hereunder) on Unconditional Date.

A summary of the key terms for the sharing of the Substitute Securities, is as follows:

New AMB Shares

(i) New AMB Shares will be charged to the respective Control Secured ACB Scheme Creditors, at a ratio calculated based on the value of the Control Shares released by the Control Secured ACB Scheme Creditors.

(ii) Bilateral security arrangement will be entered into with each Control Secured ACB Scheme Creditor or their Agent on terms customary for this type of transaction and on terms not inconsistent with the terms to be found in the security documents for the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts.

(iii) Enforcement can be taken only in an event of default being declared in respect of the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts.

Pool of Substitute Securities

The pool of Substitute Securities other than the new AMB Shares is referred to as "Pool Substitute Securities " and shall be charged as follow:

(i) First priority charge in favour of Security Trustee for benefit of holders of Class A(1) ACB Bonds/A(1) ACB-SPV Consolidated and Rescheduled Debts on terms customary for this type of transaction and on terms not inconsistent with the terms to be found in the security documents for the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts.

(ii) Second priority charge in favour of Security Trustee for the benefit of Bayerische Landesbank in relation to the Class B and C ACB-SPV Consolidated and Rescheduled Debts issued to Bayerische Landesbank in relation to borrowings by Avenel. This charge is to the extent of the entitlement of Avenel's Control Secured ACB Scheme Creditors to the Pool Substitute Securities (excluding AMB Shares) on terms customary for this type of transaction and on terms not inconsistent with the terms to be found in the security documents for the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts.

(iii) Third priority charge in favour of Security Trustee for the benefit of holders of the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts.

(iv) If any of these Pool Substitute Securities (which are on the Proposed ACB Group Divestment Programmme) is divested after the Unconditional Date, the net proceeds from such divestments will be utilised firstly, to early redeem/prepay the Class A (1) ACB Bonds/A(1) ACB-SPV Consolidated and Rescheduled Debts issued to the Control Secured ACB Scheme Creditors at a ratio calculated based on the value of the Control Shares released, and secondly to redeem early/prepay the Class B and C ACB-SPV Consolidated and Rescheduled Debts issued to Bayerische Landesbank in relation to borrowings by Avenel to the extent of the entitlement of the Control Secured ACB Scheme Creditors of Avenel to the Pool Substitute Securities on Unconditional Date.

(v) Upon default of the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts, net proceeds from the enforcement of the security over the Pool Substitute Securities will be applied towards firstly redemption/repayment of the Class A(1) ACB Bonds/A(1) ACB-SPV Consolidated and Rescheduled Debts issued to the Control Secured ACB Scheme Creditors at a ratio calculated based on the value of the Control Shares released after deducting the "Deemed Value" of the new AMB Shares still held by each of the Control Secured ACB Scheme Creditors at that point in time, and secondly repay Class B and C ACB-SPV Consolidated and Rescheduled Debts issued to Bayerische Landesbank in relation to the borrowings by Avenel to the extent of the entitlement of the Control Secured ACB Scheme Creditors of Avenel to the Pool Substitute Securities on the Unconditional Date.

"Deemed Value" shall mean the value of the AMB shares based on the 1 month weighted average price of the AMB shares ended 5 business days before the proposed redemption/repayment of Class A(1) ACB Bonds/A(1) ACB-SPV Consolidated and Rescheduled Debts.

The Security Trustee will be obliged to release any of the Substitute Securities if that particular security is proposed to be divested by ACB within a discount of up to 20% of the independent valuation. In the case of the Inverfin Sdn Bhd Shares, the Security Trustee will be obliged to release the same when the "Put and Call" option is exercised by ACB or Menara Citi Holding Company Sdn Bhd, as the case may be, pursuant to existing contractual agreement between them.

6.13 Disposal of Lands with Development

Some of the assets under the ACB Group Divestment Programme consist of both unencumbered and encumbered lands which are either vacant, currently under development or have been identified for future development. Some of these developments may fall under the Housing Developers (Control & Licensing) Act 1966 ("HDA").

In respect of the land presently secured as a first party charge where the development is subject to the HDA and land presently secured as a first party or third party charge where the development is not subject to the HDA, the holder of the existing charge over the secured land shall be entitled to a Property Disclaimer Amount on each occasion a DPU is disposed and/or a disclaimer from the existing security is requested for a DPU. The Property Disclaimer Amount from the disclaimed units shall be utilised to fully redeem/repay the corresponding amount of Class ACB A(2) Bonds or ACB-SPV A(1) Consolidated and Rescheduled Debts held by the holder of the existing charge in inverse order of redemption/repayment dates. Early redemption/prepayment will be carried out when the cumulative Property Disclaimer Amount is no less than RM500,000.00. Pending early redemption/prepayment, the Property Disclaimer Amount received shall be deposited into an escrow account operated by the trustee for the benefit of the holder of the relevant security.

The Property Disclaimer Amount arising from the disposal of a DPU on land presently secured as a first party or third party charge where the development is not subject to the HDA, after full redemption/repayment of the respective ACB A(2) Bonds or ACB-SPV A(1) Consolidated and Rescheduled Debts in inverse order of redemption/repayment dates, shall be paid into the Redemption Account. After the full redemption/repayment for ACB A(2) Bonds/ACB-SPV A(1) Consolidated and Rescheduled Debts in respect of the DPUs, the Property Disclaimer Amount in the Redemption Account will be applied for early redemption/repayment of all other ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts in chronological order.

In respect of the disposal of a DPU on presently unencumbered land proposed to be charged where the development is not subject to the HDA, the Property Disclaimer Amount shall also be paid into the Redemption Account. In respect of the Property Disclaimer Amount arising from the disposal of DPU on presently unencumbered land proposed to be charged or land under a third party charge proposed to be further charged where the development thereon is subject to the HDA, the said Property Disclaimer Amount shall be paid into the Redemption Account (a) upon the expiry of 3 months from the date of issue of notice of handing over vacant possession of the final phase of development or (b) on or before 31 December 2006, whichever is earlier.

The Security Trustee for the holder of the existing security and for the ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts shall, upon the execution of the sale and purchase agreement for any DPU and/or request by the respective end purchaser of any DPU, issue a disclaimer in respect of the particular unit sold, conditional upon payment of the Property Disclaimer Amount.

The following are the details of encumbered and unencumbered land:-

a) Encumbered land

(i) Lot 2933 – 2939, Mukim of Tebrau, Johor Bahru, Johor

Grant No.	Lot No.	Location
50324	2935	Mukim Tebrau, Daerah Johor Bahru, Johor
24837	2933	Mukim Tebrau, Daerah Johor Bahru, Johor
24838	2934	Mukim Tebrau, Daerah Johor Bahru, Johor
24839	2937	Mukim Tebrau, Daerah Johor Bahru, Johor
25432	2936	Mukim Tebrau, Daerah Johor Bahru, Johor
25433	2938	Mukim Tebrau, Daerah Johor Bahru, Johor
25434	2939	Mukim Tebrau, Daerah Johor Bahru, Johor

The further details on these land are set out in Item 6(3) of Appendix II(a).

(ii) Bandar Baru Brookland II – Banting, Mukim Tanjong Duablas, Daerah Kuala Langat, Selangor

Grant No.	Lot No.	Location
5106	707	Mukim Tanjong Duablas, Daerah Kuala Langat, Selangor
10886	1644 & 1647	Mukim Tanjong Duablas, Daerah Kuala Langat, Selangor
10885	1645 & 1648	Mukim Tanjong Duablas, Daerah Kuala Langat, Selangor

The further details on these land are set out in Item 6(8) of Appendix II(a).

(iii) Bukit Mahkota, Bangi, Mukim Beranang, Daerah Hulu Langat, Selangor

Grant No.	Lot No.	Location
H.S.(D) 47850	P.T. No. 770	Mukim Beranang, Daerah Hulu Langat, Selangor

The further details on this land are set out in Item 6(10) of Appendix II(a).

(iv) Lenggeng Rubber Estate, Mukim Lenggeng, Negeri Sembilan

Grant No.	Lot No.	Location
26504	5646	Mukim Lenggeng, Daerah Seremban, Negeri Sembilan

The further details on this land are set out in Item 6(7) of Appendix II(a).

b) Unencumbered land

(i) Beranang Industrial Park, Mukim Beranang, Daerah Hulu Langat, Selangor

Grant No.	Lot No.	Location
H.S.(D) 58119-58143	No. P.T. 3145-3169	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D) 58150	No. P.T. 3176	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D) 58156-58313	No. P.T. 3182-3339	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D) 58319-58320	No. P.T. 3345-3346	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D) 58323-58326	No. P.T. 3349-3352	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D) 58334-58335	No. P.T. 3360-3361	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D) 58339	No. P.T. 3365	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D) 58343-58345	No. P.T. 3369-3371	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D) 58347-58348	No. P.T. 3373-3374	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D)58363-58370	No. P.T. 3389-3396	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D) 58374-58375	No. P.T. 3400-3401	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D) 58377-58385	No. P.T. 3403-3411	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D) 58387-58388	No. P.T. 3413- 3414	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D) 58395	No. P.T. 3421	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D) 58412-58413	No. P.T. 3438-3439	Mukim Beranang, Daerah Hulu Langat, Selangor
H.S.(D) 58417	No. P.T. 3443	Mukim Beranang, Daerah Hulu Langat, Selangor

The further details on these land are set out in Item 6(4) of Appendix II(a).

6.14 Securities for the ACB Bonds and the ACB-SPV Consolidated and Rescheduled Debts

The Security Trustee shall hold the following securities ("Securities") for and on behalf for the benefit of the holders of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts:

a) The assets included in the Proposed Divestment Programme for the ACB Group. If there is any existing security interest on any such assets, the Security Trustee will take a lower priority security interest.

b) The Class B LCB Bonds received by ACB pursuant to the Proposed Corporate Restructuring Exercise for the ACB Group.

c) The LCB Shares (comprising both the debt to equity conversion shares and equity-kicker shares) issued and attached to the Class B LCB Bonds received by ACB pursuant to the Proposed Corporate Restructuring Exercise for the ACB Group.

d) The Redemption Account held by ACB. The Redemption Account will capture the "Dedicated Cash Flows".

Dedicated Cash Flows means cash flows from the following sources:-:

(i) net surplus proceeds from the disposal of any assets in the Proposed Divestment Programme for the ACB Group over which there is presently a security, if applicable;

(ii) net proceeds from the disposal of any assets in the Proposed Divestment Programme for the ACB Group over which there is presently no security;

(iii) any Back-End Amount and Loyalty Payment received by ACB as a holder of LCB Bonds;

(iv) net proceeds of the redemption of LCB Bonds received by ACB;

(v) net proceeds from the disposal of LCB Shares of RM197.02 million received by ACB as debt to equity conversion shares pursuant to the Proposed ACB Scheme;

(vi) net proceeds from the disposal of equity-kicker shares attached to the LCB Bonds of RM67.98 million; and

(vii) subject to the proportions allocated to holders of the ACB Bonds and the ACB-SPV Consolidated and Rescheduled Debts, net proceeds from the disposal of any residual assets (other than assets in the Proposed Divestment Programme for the ACB Group) of the ACB Group.

The sources of Dedicated Cash Flows (excluding items (iii), (vi) and (vii)) are estimated to amount up to RM4,803.35 million (in terms of aggregate nominal amount). Monies captured in the Redemption Account can only be used towards redemption of the ACB Bonds and repayment of the ACB Debts and ultimately the ACB-SPV Consolidated and Rescheduled Debts (including payment of taxes, fees and other costs relating to the Proposed ACB Scheme) and cannot be utilised by ACB for any other purposes.

Class A(1)/A(2) ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts and Class B ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts rank *pari passu* amongst each other over the Securities under items (a) to (d) above held by the Security Trustee.

Class C ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts rank *pari passu* amongst each other over the Securities under items (a) to (d) above held by the Security Trustee.

The Classes A(1)/A(2) and B ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts will rank in priority over Class C ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts over the Securities under items (a) to (d) above held by the Security Trustee.

In addition, the following will be securities provided in respect of the ACB-SPV Consolidated and Rescheduled Debts ("SPV Securities"):

a) Assignment of all the rights attaching to the ACB Debts including the rights to receive payments from ACB and rights to other entitlements;

b) A Debenture over the assets (namely the ACB Debts) of the ACB-SPV;

c) A charge over the SPV Redemption Account. The SPV Redemption Account will capture the proceeds from the repayment of the ACB Debts by ACB to ACB-SPV of USD590.09 million in net present value (USD767.00 million in nominal amount); and

d) Corporate guarantee by ACB to the Facility Agent for the benefit of holders of the ACB-SPV Consolidated and Rescheduled Debts.

Monies captured in the SPV Redemption Account can only be used towards repayment of the ACB-SPV Consolidated and Rescheduled Debts and cannot be utilised by the ACB-SPV for any other purposes.

The Class A(1), A(2) and B ACB-SPV Consolidated and Rescheduled Debts will rank *pari passu* amongst each other in respect of the SPV Securities listed above and rank ahead of the Class C ACB-SPV Consolidated and Rescheduled Debts in respect of the SPV Securities. Meanwhile, the Class C ACB-SPV Consolidated and Rescheduled Debts will rank *pari passu* amongst each other in respect of the SPV Securities.

The holders of Class A(1)/(A2) ACB Bonds or the ACB-SPV Consolidated and Rescheduled Debts will get additional estimated coverage whilst Class B will get coverage of approximately RM0.27/USD0.27 per RM1/USD1 ACB Bond/ACB-SPV Consolidated and Rescheduled Debts respectively based on:-

(a) the first ranking security over the presently unencumbered assets included in the Proposed Divestment Programme for the ACB Group; and

(b) the value of the first ranking security over presently unencumbered assets for the Class B LCB Bonds which is a security for the ACB Bonds or the ACB-SPV Consolidated and Rescheduled Debts.

The above estimated coverage excludes the surplus value of any security over encumbered assets charged to the Secured ACB Scheme Creditors.

Based on the above estimated coverage, there would be no security coverage for holders of Class C ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts.

Classes A(1)/A(2), B and C ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts shall rank *pari passu* with all other unsecured and unsubordinated creditors of ACB in respect of ACB's assets which are not part of the Securities.

The summary of the principal terms and conditions of the ACB Bonds, ACB Debts and ACB-SPV Consolidated and Rescheduled Debts are enclosed as Appendix XI(a), XI(b) and XI(c).

6.15 Early Redemption/Repayment

If there is any surplus in the Dedicated Cash Flows after the redemption/repayment amounts for any particular redemption/repayment date has been fully redeemed/repaid, ACB has the option of proceeding to early redemption/repayment. However, a redemption/repayment made at any date which is not more than 14 days before each redemption/repayment date of 31 December will not be construed as early redemption/repayment.

Early redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts will proceed in chronological order of redemption/repayment dates, starting with the next redemption/repayment date after the latest scheduled redemption/repayment.

ACB may, at its option, redeem/repay the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts before their scheduled redemption/repayment dates. Following negotiations with the core ACB Group FI Lenders, ACB shall be obligated to redeem/repay the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts where ACB has not less than RM20 million of Dedicated Cash Flows available in its Redemption Account.

In the event that there are Classes A(1)/A(2), B and C ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts outstanding on a particular redemption/repayment date, the Class A(1)/A(2) and B ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts will be fully redeemed/repaid before redemption/repayment of the Class C ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts

The ACB-SPV Consolidated and Rescheduled Debts for a particular repayment date will be repaid on a *pro rata* basis with the ACB Bonds for the same redemption date.

The early redemption/repayment amounts payable by ACB shall be calculated based on the following formula, which would yield the returns for the ACB Bonds and the ACB-SPV Consolidated and Rescheduled Debts as indicated above:

$$EA = \frac{A}{(1+R)^{M}} \quad X \quad (1+R)^{N}$$

where "EA" - the amount payable upon early redemption/repayment under the ACB Bonds or ACB-SPV Consolidated and Rescheduled Debts, whichever is applicable;

"A" - the original annual redemption/repayment amount under the ACB Bonds or ACB-SPV Consolidated and Rescheduled Debts, whichever is applicable, which is proposed to be redeemed/repaid earlier than scheduled;

"R" - the following return per day:

Type	Return per day
Class A(1) ACB Bonds	0.018538334%
Class A(1) ACB-SPV Consolidated and Rescheduled Debts	0.017254858%
Class A(2) ACB Bonds	0.015965359%
Class A(2) ACB-SPV Consolidated and Rescheduled Debts	0.014019691%
Class B ACB Bonds	0.012714883%
Class B ACB Bonds (to be issued to LLB for the settlement of the Proposed Acquisition of Lion Plaza)	0.020452377%
Class B ACB-SPV Consolidated and Rescheduled Debts	0.010745978%
Class C ACB Bonds	0.012714883%
Class C ACB-SPV Consolidated and Rescheduled Debts	0.010745978%

"M" - the number of days between the Issue Date of the ACB Bonds or ACB-SPV Consolidated and Rescheduled Debts, whichever is applicable, and the relevant date of original annual redemption/ repayment amount (both dates inclusive); and

"N" - the number of days between the Issue Date of the ACB Bonds or ACB-SPV Consolidated and Rescheduled Debts, whichever is applicable, and the date of early redemption/repayment.

6.16 Late Redemption/Repayment Interest

In the event of late redemption or repayment under the terms of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts, the default interest shall be 1% above the respective cash YTM of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts.

6.17 Payment of Back-End Amount and Loyalty Payment

A contingent payment of up to the nominal value of the Back-End Amount (calculated in accordance with the formula set out in Appendix X) shall be payable to the Unsecured ACB Scheme Creditors as a contingent payment for the Principal Waived. Other than Class A(1) ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts, a contingent back-end YTM enhancement or Loyalty Payment of up to a maximum of 0.75% in addition to the cash YTMs based on the Relevant Amount shall be payable to other classes of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts as a contingent yield enhancement for the long tenure of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts to reward holders of such instruments who support the Proposed Debt Restructuring Exercise for ACB Group and for holding these instruments to maturity. Both, these entitlements are conditional upon the full redemption/repayment of all classes of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts and are subject to the extent of the apportioned Relevant Amount, if any.

The Relevant Amount refers to the cash amount calculated in the following manner:

a) based on the excess of the actual aggregate over the forecast/projected aggregate net divestment proceeds from the entire Proposed Divestment Programme for the ACB Group ("Super Divestment Proceeds") from the Issue Date to the date of full redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts; and

b) the Loyalty Payment and Back-End Amount from the LCB Bonds supporting the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts received during the aforesaid period.

On maturity of Class C ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts, cash up to the Relevant Amount shall be applied in the following priority:

a) for every RM1/USD1 of the Relevant Amount payable to settle the Back-End Amount, an equivalent of RM1/USD1, as the case may be, shall be retained by ACB and utilised by ACB without restrictions;

b) after the nominal value of the Back-End Amount has been fully repaid, the balance Relevant Amount, if any, shall be applied by ACB for the Loyalty Payment on the following basis:

(i) for every RM1/USD1 of the Relevant Amount applied to pay Class B and Class C instruments on a *pro rata* basis such that holders of the Class B and Class C instruments receive a Loyalty Payment translating to an enhancement of their cash YTM by up to a maximum of 0.15%, an equivalent of RM1/USD1, as the case may be, shall be retained by ACB and utilised by ACB without restrictions; and

(ii) if there is any further balance of the Relevant Amount, for every RM1/USD1 of the Relevant Amount applied to pay Classes A(2), B and C instruments on a *pro rata* basis, such that holders of the Classes A(2), B and C instruments receive a Loyalty Payment translating to the following enhancements of their cash YTMs, an equivalent of RM1/USD1, as the case may be, shall be retained by ACB and utilised by ACB without restrictions:

Type	**Loyalty Payment**
Class A(2) ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts	Up to a maximum of 0.75%
Class B ACB Bonds*/ACB-SPV Consolidated and Rescheduled Debts	Up to a maximum of 0.60%
Class C ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts	Up to a maximum of 0.60%

* *Including the Class B ACB Bonds to be issued to LLB for the settlement of the Proposed Acquisition of Lion Plaza.*

The Back-End Amount and Loyalty Payment if any, shall be paid within one (1) month from the last redemption/repayment date upon full redemption/repayment of the instruments.

An illustration of the concept of "Super Divestment Proceeds" and sharing basis of these "Super Divestment Proceeds" is set out in Appendix X.

6.18 Terms of the LCB Bonds Supporting the ACB Bonds and the ACB-SPV Consolidated and Rescheduled Debts

Under the Proposed Debt Restructuring Exercise for the ACB Group, a portion of the cash flows required for the redemption of the ACB Bonds and repayment of the ACB-SPV Consolidated and Rescheduled Debts, is from LCB Bonds received by ACB pursuant to the Proposed ACB Scheme.

The LCB Bonds to be received by ACB pursuant to the Proposed ACB Scheme share substantially common terms and conditions with those of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts of the same class, apart from the difference in the redemption/repayment profile and the security supporting the LCB Bonds.

The key terms of the LCB Bonds to be received by ACB pursuant to the Proposed ACB Scheme are set out in Appendix XII.

6.19 Pricing Basis and Status of ACB Shares

The issue price of the new ACB Shares to be issued to the ACB Scheme Creditors as debt to equity conversion shares and equity-kickers is fixed at RM1.00 per share, as the case may be, represents the new par value of ACB Shares. However, *for illustration purposes only*, the issue price of the new ACB Share of RM1.00 represents approximately 108% premium over the theoretical market price of the ACB Shares of RM0.48 (calculated based on the weighted average price of ACB Shares for the 5 days up to 16 July 2002, being the price-fixing date and after adjusting for the Proposed Capital Reconstruction for ACB). The price-fixing date for the ACB Shares has been determined by your Board and announced on 19 July 2002 after the receipt of the SC's approval for the respective Schemes.

All the new ACB Shares to be issued to the ACB Scheme Creditors, which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for ACB, shall rank *pari passu* in all respects with the existing ACB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new ACB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

All the new ACB Shares to be issued to the ACB Scheme Creditors will not be subject to any moratorium and may be sold at any time after the Issue date.

6.20 Prescribed Securities

The KLSE has already prescribed the securities of ACB on the Main Board of the KLSE to be deposited with the MCD. Pursuant to Section 29 of the Security Industry (Central Depository) Act, 1991, all dealings in the ACB Shares will be by book entries through the CDS accounts.

The new ACB Shares to be issued pursuant to the Proposed Debt Restructuring Exercise will be credited directly into the CDS account of the ACB Scheme Creditors. ACB would (i) make an application to the KLSE for the listing of and quotation for the aforesaid ACB Shares and (ii) within ten 10 Market Days from the Issue Date, despatch notices of allotment to the recipients.

6.21 ACB USD140 million Floating Rate Notes Previously Issued by ACB

TSWC Concert Parties will undertake to exercise or cause to exercise 40% of the total new Warrants or 100.77 million Warrants (as described in Section 5.12 of this Circular) before their expiry, and the proceeds from the exercise of such Warrants are proposed to be credited into a Depository Account to be opened in the name of ACB for the purpose of setting-up a fund for the redemption of the Class B and Class C ACB-SPV Consolidated and Rescheduled Debts to be issued to holders of the ACB USD140 million Floating Rate Notes previously issued by ACB on 13 September 1995. TSWC Concert Parties would hold approximately 147.52 million Warrants after the completion of the Proposed ACB Scheme.

6.22 Rescheduling of Outstanding Debts Owing by the ACB Group to the Itochu Group

ACB had on 20 June 2001 announced that ACB had entered into a share sale and purchase agreement ("SPA") with SCB Developments Berhad ("SCB") for the sale of ACB's entire equity interests in Optima Jaya Sdn Bhd ("OJSB"), a wholly-owned subsidiary of ACB, on *inter alia*, terms that, upon completion of the sale, OJSB will be free of charges and other encumbrances.

Under the terms of the SPA:

a) ACB shall firstly, dispose of 100% equity interest in OJSB to SCB for a sale consideration of RM150,000; and

b) SCB shall settle the sale consideration of RM150,000 and pay the net aggregate amount of RM113,850,000 owing by OJSB to ACB *via* a cash payment of RM10,000,500 and the balance of RM103,999,500 by an issuance of 23,111,000 new ordinary shares in SCB ("SCB Shares") valued at RM4.50 per SCB Share.

For the transactions under the SPA, shareholders' approval was obtained on 29 July 2002. However, the SPA is pending the completion of the discharge of the Land Charge (as defined hereunder).

OJSB owns the hotel known as the Novotel Century Kuala Lumpur Hotel situated at Jalan Bukit Bintang, Kuala Lumpur and the land on which the hotel is sited ("Land"). The Land was in May 1995 charged by OJSB to Pancaran Abadi Sdn Bhd ("PASB") ("Land Charge"), a subsidiary of Itochu Corporation, in connection with the agreements for the construction of the Novotel Century Kuala Lumpur Hotel and the financing for the same.

Further to ACB's negotiations with, Itochu Corporation, Takenaka Malaysia Sdn Bhd and PASB (collectively, "the Itochu Group") to reschedule the debts amounting to approximately RM109.10 million alleged to be outstanding as at 30 June 2001 ("Itochu Debts"), owing by ACB and OJSB to the Itochu Group, on 12 September 2002, ACB on the one part and the Itochu Group on the other part entered into the Release & Settlement Agreement ("R&S Agreement") wherein the parties agreed on the terms of settlement of the Itochu Debts and the discharge of the Land Charge, to facilitate the completion of the SPA. As the completion of the SPA is premised on the R&S Agreement which is conditional upon the sanction of the High Court for the Proposed ACB Scheme, the completion date is expected to be by the first quarter of 2003.

The proposed terms for the rescheduling of the Itochu Debts, which arose from the construction of the Novotel Century Kuala Lumpur Hotel and the financing for the same, include proposals for: (i) ACB's repayment of the Itochu Debts over six years ending 31 December 2008; (ii) the Itochu Group to discharge the Land Charge; (iii) the cash payment of RM10,000,500 payable under the SPA to ACB to be remitted to PASB towards reduction of the Itochu Debts; and (iv) ACB to charge in favour of PASB all the SCB Shares ("Shares Charge") as security for the Itochu Debts, which ACB expects to receive from SCB under the SPA. In effect, the proposals are such that the Itochu Group remains a secured creditor, with the Land Charge (which is required to be discharged under the SPA) to be substituted in essence with the Shares Charge.

ACB proposes to (i) utilise the RM10,000,500 cash received from SCB; and (ii) divest the 23,111,000 SCB Shares at the appropriate time and price to raise funds, to settle the Itochu Debts in accordance with the payment schedule over six years ending 31 December 2008, details of which has been set out in the announcement dated 13 September 2002 after taking into account, *inter alia*, the prevailing equity market conditions and sentiments at the time of disposal.

For information purposes only, the weighted average price of SCB Shares for one month ended 2 January 2003 (being the latest practicable date prior to the despatch of this Circular) was RM4.76.

6.23 Adjusted Applicable Debts Owing by Lion Seremban Parade Sdn Bhd and Lion Ipoh Parade Sdn Bhd

Under the Proposed ACB Scheme, it is proposed that net rentals (after deducting all costs, expenses and taxes incurred in connection thereto) received by Lion Seremban Parade Sdn Bhd ("LSP") and Lion Ipoh Parade Sdn Bhd ("LIP"), as the case may be, from letting out their shop-units located in LSP and LIP, as the case may be, ("Net Rentals"), shall be utilised to fully redeem the corresponding amount of Class A(2) ACB Bonds held by the holder of the existing charge created by LSP or LIP as the case may be. Early redemption of the Class A(2) ACB Bonds will be carried out when the cumulative Net Rentals received by LSP or LIP, as the case may be, is no less than RM500,000.00. Early redemption will proceed in chronological order of redemption dates, starting with the next redemption date after the latest scheduled redemption and the early redemption amounts shall be calculated in accordance with the formula set out in Section 6.15 of this Circular. After the full redemption of Class A(2) ACB Bonds of the relevant holder(s), the surplus Net Rentals if any, will be

applied for early redemption/repayment of all other ACB Bonds/ACB-SPV Consolidated and Rescheduled Debts in accordance with the manner set out in Section 6.15 of this Circular.

For information purposes only, the details of the tenancy of their shop-units located in LSP and LIP are as follows:

Company	Total Lettable Units	Total Occupied Units	Total Vacant Units	Rental Per Annum for Total Occupied Units RM 'mil
LSP	102	89	13	7.72
LIP	176	150	26	14.50

7. PROPOSED ORGANISATIONAL AND FINANCIAL MANAGEMENT SYSTEM RESTRUCTURING

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997, had an adverse impact on the financial performance of certain companies within the Lion Group (including the ACB Group), as a result of which their cash flows were insufficient to service their respective debt obligations.

Due to the weakening of RM against USD, the costs of investments for the Lion Group which were funded primarily by USD loans had escalated by more than 50% and this had resulted in a higher debt burden for the Lion Group than initially envisaged by the Board of Directors and management of the Lion Group.

The adverse business climate caused the returns of the Lion Group's new investments and existing businesses to be lower than expected and the global economic slowdown resulted in longer gestation periods for some of the Lion Group's large investments. Consequently, the Lion Group's debt burden is aggravated and the Lion Group's ability to service its debt obligations is severely affected.

Traditionally, the Lion Group had managed its cash flows on a group basis whereby the funds were moved between PLCs. This mode of centrally managed funds resulted in a complex web of intertwined advances between PLCs.

The Lion Group is cognisant of the fact that a proper framework of controls need to be conceived and implemented. In that respect, it is proposed that the current organisation and financial management structure at the Lion Group and individual PLC level be revamped. ACB has adopted a proactive stance to enhance and strengthen its financial infrastructure, corporate governance and operational effectiveness. Towards this end, ACB with the assistance of PwC has conducted a high level review of its internal organisation structure, financial systems and processes.

The overreaching aim of the exercise is to build a sound and sustainable management structure that will provide a clear overall strategic direction for ACB while allowing adequate autonomy and empowerment to the management to function efficiently as well as to ensure adherence to high standards of financial discipline and controls that are sustainable. The proposed financial management structure is designed to enhance greater financial management skills and discipline within the system in order that the objectives and obligations of the Proposed ACB Scheme can be met. This will put the ACB Group in good stead to meet new challenges. A high level approach which covers organisation structure, people/competencies, information technology and processes was adopted in the review.

In order to ensure that the organisational and financial systems are able to support the business strategy of the Proposed ACB Scheme and the future needs of the ACB Group, it is imperative that the proposed solutions derived from the review (including steps to restructure the organisational and financial management system for the Lion Group) be implemented. Further details on the proposed organisational and financial management system restructuring are set out in Appendix XVII.

The ACB Group is fully committed to ensure that the proposed organisational and financial management system restructuring are implemented expediently.

The proposed solutions are guided by the principles (which includes corporate governance) and best practices which will serve not only as the fundamental elements, but also as catalysts to expedite the achievement of the proposed structure and financial management system for the ACB Group. Corporate governance is the process and structure used to direct and manage the business and affairs of ACB towards enhancing business prosperity and corporate accountability with the ultimate objective of realising long term shareholders' value, whilst taking into account the interest of other relevant parties.

With the new structures, your Board is confident that the proposed organisational and financial management system will minimise the possibility of the past problems faced by the ACB Group from recurring.

8. EFFECTS OF THE PROPOSED GWRS

Barring unforeseen circumstances, your Board expects the completion of the Proposed GWRS (including the Proposed ACB Scheme) to take place in the first quarter of 2003 following satisfaction of all conditions precedent as particularised in Section 11 of this Circular.

8.1 Share capital

The effects of the Proposed ACB Scheme on the issued and fully paid-up share capital of ACB are as follows:

	No. of ACB Shares '000
Existing as at 25 November 2002	1,259,593
Proposed Capital Reconstruction for ACB	(1,007,674)
ACB Shares to be issued pursuant to the Proposed ACB Scheme	
- ACB Group Non-FI Creditors	[1]36,744
- Equity-kicker	[2]121,757
- Control Secured and Secured ACB Scheme Creditors	[3]32,491
- Unsecured ACB Scheme Creditors	[3]502,119
- Proposed Corporate Restructuring Exercise for the ACB Group	
• Proposed Acquisition of Akurjaya	[4]385,507
• Proposed Acquisition of Hiap Joo Chong	[4]1,825
	1,332,362
ACB Shares to be issued assuming full exercise of ACB Warrants	251,919
Enlarged issued and fully paid up share capital[5]	1,584,281

Notes:

1 Further details are as set out in Appendix VII.

2 Number of ACB Shares to be issued as equity kicker shares are as follows:

		No of ACB Shares '000
(a)	*ACB Group FI Lenders and FRN Holders*	*112,639*
(b)	*ACB Group Inter-PLC Debts*	*7,638*
(c)	*Proposed Acquisition of Lion Plaza*	*1,480*

3 Further details are as set out in Section 6.5 of this Circular under the column "Amount converted into ACB Shares".

4 Further details are as set out in Section 5.2.2 and 5.3.2 of this Circular.

5. ACB established an ESOS on 8 February 2001, where ACB may issue up to 10% of the issued and fully paid-up share capital of ACB at any point in time. Based on the above enlarged issued and fully paid-up share capital of ACB, ACB may issue up to 158.43 million ESOS options after the Proposed ACB Scheme. As at 25 November 2002, ACB has 5,487,000 outstanding ESOS.

8.2 **Substantial shareholders**

The effects of the Proposed GWRS on the substantial shareholders of ACB are as follows:

Name	Existing as at 25 November 2002 Direct	%	Indirect	%	After Proposed GWRS Direct	%	Indirect	%
TSWC	-	-	465,726,886 [a]	36.97	-	-	797,296,680 [m]	50.33
LRPL	-	-	447,911,826 [b]	35.56	-	-	763,284,209 [n]	48.18
DAC	435,000	0.03	449,607,826 [c]	35.70	174,000	0.01	763,962,609 [q]	48.22
Lancaster *	9,480,000	0.75	445,361,826 [d]	35.36	-	-	-	-
Utara Enterprise *	-	-	445,361,826 [e]	35.36	-	-	-	-
WCSB *	7,585,366	0.60	445,361,826 [f]	35.36	-	-	-	-
LHSB *	22,926	#	445,338,900 [g]	35.36	-	-	-	-
Happyvest *	654,381	0.05	444,529,119 [h]	35.29	-	-	-	-
Amanvest *	12,972,395	1.03	375,324,676 [i]	29.80	-	-	-	-
Mirzan bin Mahathir *	-	-	369,907,238 [j]	29.37	-	-	-	-
Peringkat Prestasi (M) Sdn Bhd *	-	-	369,907,238 [k]	29.37	-	-	-	-
LTAT *	264,505,413	21.00	-	-	-	-	-	-
Limpahjaya *	126,133,797	10.01	-	-	50,453,519	3.18	-	-
LCB	243,773,441	19.35	126,133,797 [l]	10.01	561,357,574	35.43	201,926,635 [r]	12.75
LDP	-	-	-	-	-	-	763,284,209 [o]	48.18
Horizon Towers	-	-	-	-	-	-	763,284,209 [p]	48.18
LLB	-	-	-	-	41,301,517	2.61	110,171,599 [s]	6.95
AMSB	-	-	-	-	106,853,098	6.74	3,318,501 [t]	0.21
LLB Steel Industries Sdn Bhd	-	-	-	-	-	-	110,171,599 [u]	6.95
Steelcorp Sdn Bhd	-	-	-	-	-	-	110,171,599 [v]	6.95

Notes:

\# *Negligible.*

* *Ceased to be substantial shareholders after the Proposed GWRS by virtue of Section 6A of the Cos Act.*

a *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct – Nil; Indirect - 81.46%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), Lancaster (Direct - 60%; Indirect - Nil), LHSB (Direct – Nil; Indirect - 80%), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 79%), WCSB (Direct - 99.99%; Indirect - 0.01%), Horizon Towers (Direct – Nil; Indirect - 100%), LHPL (Direct – Nil; Indirect - 58.80%), LCB (Direct - 0.1%; Indirect - 57.32%), Limpahjaya (Direct – Nil; Indirect - 100%) and Ceemax (Direct – Nil; Indirect - 100%).*

b *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 11.74%; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), LHSB (Direct - 19.17%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%), Horizon Towers (Direct – Nil; Indirect - 100%), LCB (Direct – Nil; Indirect - 34.42%) and Limpahjaya (Direct – Nil; Indirect - 100%).*

c *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 5.49%; Indirect - 62.75%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), LHSB (Direct - 0.83%; Indirect - 19.17%), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 70.64%), Horizon Towers (Direct – Nil; Indirect - 100%), LCB (Direct - 0.15%; Indirect - 35.40%), Limpahjaya (Direct – Nil; Indirect - 100%) and Sin Seng (Direct - 20%; Indirect - Nil)*

d *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct – Nil; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 20%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%), LCB (Direct – Nil; Indirect - 32.56%) and Limpahjaya (Direct – Nil; Indirect - 100%)*

e *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 15.12%; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 20%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect – 67.04%), LCB (Direct – Nil; Indirect - 32.56%) and Limpahjaya (Direct – Nil; Indirect - 100%)*

f *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 9.01%; Indirect – 66.13%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 40%; Indirect - 20%) , Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%), LCB (Direct - 0.21%; Indirect - 32.56 %) and Limpahjaya (Direct – Nil; Indirect - 100%)*

g *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 51.01%; Indirect - Nil), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct - 51%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 77.06%; Indirect - 13.23%), Tirta (Direct – Nil; Indirect - 67.04%), LCB (Direct - 8.66%; Indirect - 23.90%) and Limpahjaya (Direct – Nil; Indirect - 100%)*

h *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - 100%; Indirect - Nil), Panoron (Direct – Nil; Indirect - 100%), Finlink (Direct – Nil;. Indirect - 100%), Tirta (Direct - 51.31%; Indirect - 15.64%), LCB (Direct – Nil; Indirect - 23.90%) and Limpahjaya (Direct – Nil; Indirect - 100%)*

i *Deemed interested by virtue of Section 6A of the Cos Act held via Finlink (Direct - 100%; Indirect - Nil), LCB (Direct - 23.90%; Indirect - Nil) and Limpahjaya (Direct – Nil; Indirect - 100%)*

j *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - Nil; Indirect - 15.80%) and Limpahjaya (Direct – Nil; Indirect - 100%)*

k *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 15.80%; Indirect - Nil) and Limpahjaya (Direct – Nil; Indirect - 100%)*

l *Deemed interested by virtue of Section 6A of the Cos Act held via Limpahjaya (Direct – Nil; Indirect - 100%)*

m *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct – 0.01%; Indirect – 48.73%), Limpahjaya (Direct – Nil; Indirect – 100%), AMB (Direct – 0.002%; Indirect – 47.89%), LLB (Direct – Nil; Indirect – 44.08%), AMSB (Direct – Nil; Indirect – 100%) and CPB (Direct – Nil; Indirect – 66.59%)*

n *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct – Nil; Indirect – 47.47%), Limpahjaya (Direct – Nil; Indirect – 100%), LLB (Direct – Nil; Indirect – 43.33%), AMSB (Direct – Nil; Indirect – 100%) and CPB (Direct – Nil; Indirect – 66.59%)*

o *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 0.28%; Indirect - 40.25%), Limpahjaya (Direct - Nil; Indirect - 100%), LLB (Direct - 0.03%; Indirect - 42.07%), AMSB (Direct – Nil; Indirect – 100%) and CPB (Direct – 0.32%; Indirect – 65.72%)*

p *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct – 40.01%; Indirect – Nil), Limpahjaya (Direct – Nil; Indirect – 100%), LLB (Direct – 0.02%; Indirect – 41.61%), AMSB (Direct – Nil; Indirect – 100%) and CPB (Direct – Nil; Indirect – 63.30%)*

q *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct – 0.02%; Indirect – 47.60%), Limpahjaya (Direct – Nil; Indirect – 100%), LLB (Direct – 0.07%; Indirect – 43.24%), AMSB (Direct – Nil; Indirect – 100%), CPB (Direct – Nil; Indirect – 66.59%) and Sin Seng (Direct – Nil; Indirect – 0.04%)*

r *Deemed interested by virtue of Section 6A of the Cos Act held via Limpahjaya (Direct – Nil; Indirect – 100%), LLB (Direct – 41.46%; Indirect – 0.15%), AMSB (Direct – Nil; Indirect – 100%) and CPB (Direct – 3.81%; Indirect – 59.49%)*

s *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct - Nil; Indirect-100%) and CPB (Direct - 16.65%; Indirect - 42.82%)*

t *Deemed interested by virtue of Section 6A of the Cos Act held via CPB (Direct - 42.82%; Indirect - Nil)*

u *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct - Nil; Indirect - 100%) and CPB (Direct - Nil; Indirect - 42.82%)*

v *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct - 100%; Indirect - Nil) and CPB (Direct - Nil; Indirect - 42.82%)*

(Direct; Indirect) – represents equity interest of substantial shareholders

The information on LDP as at 25 November 2002 is as follows:

Names of Directors	**Name of Substantial Shareholder**	**Principal Activity**	**Issued and fully paid-up share capital**
Ong Kek Seng Wang Wing Ying	TSWC *(Direct - 49%; Indirect - 1%)* Semangat Jelita Sdn Bhd *(Direct - 10%; Indirect - Nil)* Glittertrade Sdn Bhd *(Direct - 10%; Indirect - Nil)* Dayung Setia Sdn Bhd *(Direct - 10%; Indirect - Nil)* LRPL *(Direct - 20%; Indirect - Nil)*	Investment holding and property management	RM1,000,000 comprising 1,000,000 ordinary shares of RM1.00 each.

The information on LLB Steel Industries Sdn Bhd as at 25 November 2002 is as follows:

Names of Directors	**Name of Substantial Shareholder**	**Principal Activity**	**Issued and fully paid-up share capital**
Lee Whay Keong Cheng Toek Waa	LLB *(Direct - 100%; Indirect - Nil)*	Investment holding	RM2 comprising 2 ordinary shares of RM1.00 each.

The information on Steelcorp Sdn Bhd as at 25 November 2002 is as follows:

Names of Directors	**Name of Substantial Shareholder**	**Principal Activity**	**Issued and fully paid-up share capital**
Quah Teow Hean Francis Chen En Yu	ACB *(Direct - 0.75%; Indirect - 99.00%)* Malayawata Steel Berhad *(Direct - 0.15%; Indirect - Nil)* Southern Steel Berhad *(Direct - 0.10%; Indirect - Nil)* LLB Steel Industries Sdn Bhd *(Direct - 99.00%; Indirect - Nil)*	Investment holding	RM100,000 comprising 100,000 ordinary shares of RM1.00 each.

For further information on the other new substantial shareholders after the Proposed GWRS, namely Horizon Towers, LLB and AMSB, please refer to Section 5.2.6, Appendix III(b) and Section 5.8.5.2 respectively of this Circular.

As at 25 November 2002, the existing public shareholding in ACB amounted to about 41.7% whereas the post Proposed GWRS public shareholding in ACB would amount to about 49.6%.

After the Proposed GWRS, LDP, Horizon Towers, LLB and AMSB are deemed to be substantial shareholders of ACB due to the following:

(i) Under the Proposed Acquisition of Akurjaya, it is proposed that ACB acquires the remaining 30% equity interest in Akurjaya from Horizon Towers for a total purchase consideration of RM385.51 million to be satisfied by an issuance of 385.51 million ACB Shares at RM1.00 per share, details of which are set out in Section 5.2 of this Circular. Subsequently, Horizon Towers would be issued 367.15 million LCB Shares and will emerge a substantial shareholder of ACB via LCB. Horizon Towers, a wholly owned subsidiary of LDP will result in LDP becoming an indirect substantial shareholder of ACB.

(ii) Under the proposed settlement of Inter-PLC Debts with LLB Group, ACB would issue 148.16 million ACB Shares at RM1.00 per share to the LLB Group, details of which are set out in Section 5.13(b) of this Circular, resulting in LLB and AMSB becoming substantial shareholders of ACB.

Pursuant to Rule 6(1) of the Code, unless exempted by the SC, a mandatory general offer obligation to acquire all the remaining ACB Shares not already owned by the LCB Concert Parties will be triggered upon completion of the Proposed ACB Scheme as set out in this Circular.

An application was submitted to the SC on behalf of the LCB Concert Parties to seek a waiver of the aforesaid obligation under Practice Note 2.9.7 of the Code. The Proposed ACB Scheme shall only proceed to completion if the aforesaid waiver sought is granted. The decision from the SC on the aforesaid waiver is currently still pending.

8.3 Earnings and Dividends

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997, had an adverse impact on the financial performance of the ACB Group, which had been recording losses for the past 5 financial years. The Proposed ACB Scheme is envisaged to provide the ACB Scheme Companies with the financial ability to enable them to continue operations on a going-concern basis and to meet their financial obligations to the ACB Scheme Creditors over a period of time. With the debts of the ACB Scheme Companies restructured, your Board and the management of the ACB Group will be in a position to focus on creating value for all stakeholders.

Barring unforeseen circumstances and assuming the Proposed GWRS is completed in the first quarter of 2003, the consolidated (loss)/profit forecast of ACB before and after the Proposed GWRS for the FYE 30 June 2003 would be as follows:

	Before the Proposed GWRS RM Million	**After the Proposed GWRS RM Million**
(LATMI)/PATMI	(134.6)	820.7
Weighted average number of shares in issue (million)	1,259.6	702.1
Net (LPS)/EPS (sen)	(10.7)	116.9

The consolidated (loss)/profit forecast of ACB for the FYE 30 June 2003 together with the principal bases and assumptions and the Reporting Accountants' letter thereon are set out in Appendix IV(a).

For the FYE 30 June 2002, no dividend was declared by ACB. Barring unforeseen circumstances, your Board expects that the Company will be able to declare some dividend for the FYE 30 June 2003.

The estimated expenses incurred/to be incurred by ACB for the Proposed ACB Scheme is approximately RM33.02 million, details of which are set out below:

	RM Million
Professional fees (advisers, auditors, reporting accountants, etc)	30.66
Fees to authorities (including the listing fees)	0.42
Printing and advertising	0.10
Miscellaneous and contingencies	1.84
	33.02

8.4 NTA and Gearing

Based on the audited consolidated balance sheet of ACB as at 30 June 2002, an extract of the proforma effects of the Proposed ACB Scheme on the consolidated NTA/NTL of ACB are as follows. In addition, the corresponding gearing ratio of the ACBGroup has been computed separately as follows:

	AUDITED	(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)
		<---Proforma---								--->
			<---After Proposed Corporate-Restructuring Exercise---				--->			
	As at 30.6.2002 RM'000	After disposal of Lion Gateway Parade Sdn Bhd RM'000	After Proposed Capital Reconstruction for ACB RM'000	After Proposed Acquisitions and Divestments RM'000	After Proposed Settlement of Inter-PLC Debts RM'000	After Proposed Restricted Offer for Sale of LCB Shares RM'000	After Proposed Issue of Warrants RM'000	After Proposed Debt Restructuring Exercise RM'000	After Proposed Divestment Programme RM'000	After Conversion of New Warrants RM'000
SHARE CAPITAL	629,797	629,797	251,919	639,251	815,618	815,618	815,618	1,332,362	1,332,362	1,584,281
SHARE PREMIUM	230,188	230,188	230,188	230,188	230,188	230,188	230,188	230,188	230,188	280,572
RESERVES	(2,039,767)	(2,025,693)	(1,647,815)	(2,157,378)	(1,634,430)	(1,566,447)	(1,541,255)	(1,032,921)	(718,073)	(742,100)
SHAREHOLDERS' EQUITY	(1,179,782)	(1,165,708)	(1,165,708)	(1,287,939)	(588,624)	(520,641)	(495,449)	529,629	844,477	1,122,753
LESS: INTANGIBLES	(349,258)	(333,235)	(333,235)	(177,089)	(177,089)	(177,089)	(177,089)	(182,595)	(114,662)	(114,662)
	(1,529,040)	(1,498,943)	(1,498,943)	(1,465,028)	(765,713)	(697,730)	(672,538)	347,034	729,815	1,008,091
NTA PER SHARE (RM)	(1.21)	(1.19)	(5.95)	(2.29)	(0.94)	(0.86)	(0.82)	0.26	0.55	0.64
TOTAL BORROWINGS	7,221,944	7,221,944	7,221,944	4,792,919	5,088,051	5,088,051	5,088,051	3,598,125	3,391,773	3,391,773
GEARING RATIO (TIMES)	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	6.79	4.02	3.02

Note:
The definition for each component proposal of the aforesaid extract of the proforma consolidated balance sheets of ACB is described in the detailed proforma consolidated balance sheets of ACB as set out in Appendix IV(b). For ease of reference, a summary of each of the component proposal is provided as follows:
Proforma A - The audited consolidated financial results after incorporating the effects of the disposal of Lion Gateway Parade Sdn Bhd.
Proforma B - After Proforma A and incorporating the effects of the Proposed Capital Reconstruction for ACB.
Proforma C - After Proforma B and incorporating the effects from the Proposed Acquisitions and Divestments. The Proposed Acquisitions and Divestments comprise the following:
a) Proposed Acquisition of Akurjaya
b) Proposed Acquisition of Hiap Joo Chong
c) Proposed Acquisition of Avenel
d) Proposed Acquisition of Lion Plaza

e) Proposed Divestment of Megasteel
f) Proposed Divestment of LLB
g) Proposed Divestment of CPB
h) Proposed Divestment of Posim
i) Proposed Divestment of Silverstone

Proforma D - After Proforma C and incorporating the effects of the Proposed Settlement of Inter-PLC Debts.
Proforma E - After Proforma D and incorporating the effects of the Proposed Restricted Offer for Sale of LCB Shares.
Proforma F - After Proforma E and incorporating the effects of the Proposed Issue of Warrants.
Proforma G - After Proforma F and incorporating the effects of the Proposed Debt Restructuring Exercise.
Proforma H - After Proforma G and incorporating the effects of the Proposed Divestment Programme.
Proforma I - After Proforma H and incorporating the effects of the conversion of new Warrants.

As at 30 June 2002 (audited), the "Before the Proposed GWRS" position for the Inter-PLC Debts amounted to RM1,839 million whilst there is no Inter-PLC Debts for the "After the Proposed GWRS" position.

The detailed proforma consolidated balance sheets of ACB together with the underlying bases and assumptions and the Auditors' letter thereon is attached hereto as Appendix IV(b).

8.5 Group Structure

Existing Group Structure



LCB
Isuzu vehicle (Sabah & Sarawak), HRCs, Steel furniture
29.4%
19.4%
50% + 1 share
ACB
Retail Business (Malaysia & the PRC), Tyres, Property Development, HRCs, Plantations, Ipoh Parade, Mutiara Parade, Seremban Parade
Megasteel
HRCs
40%
59.5%
58.0%
55.0%
50.5%
70%
52.4%
CPB
9 China Breweries #, Subang Parade@, Mahkota Parade@
AMB
Motorcycles, Suzuki 4-Wheel Drives, Tyres (the PRC), Motorcycle (the PRC), 4-Wheel Drives (the PRC)
20%
Avenel
Investment Holding
25%
LLB
Property Development, Klang Parade
Akurjaya
Investment Holding, Plantation Management & Property Development
Silverstone
Tyres
83.7%
Posim
Investment Holding, Distribution of Building Materials
99.0%
AMSB
Steel Bars & Wire Rods, Hot Briquetted Iron
97.8%
SFI
Pulp & Paper, Log & Plywood
100%
Antara
Steel Billets & Bars

\# *China Breweries comprises Lion Brewing Group Co. Ltd (55%), Pingyang Lion Beer Co Ltd (55%), Ningbo Lion Brewery Co Ltd (44.7%), Zhuzhou DEbier Brewery Co Ltd (68.5%), Hunan DEbier Brewery Co Ltd (55%), Hubei Jinlongquan Brewery Co Ltd (60%), Hubei Lion Brewery Co Ltd (60%), Jiangsu DEbier Brewery Co Ltd (55%) and Shandong DEbier Brewery Co Ltd (60%).*

@ *On 24 October 2002, CPB announced the proposed disposal of its shopping mall, Subang Parade to Onyee Holdings Sdn Bhd now known as Hektar Premier Sdn Bhd ("HPSB") for a cash consideration of RM223.41 million. In addition, CPB has also entered into a call option agreement with HPSB, pursuant to which HPSB is granted a call option by CPB to purchase Mahkota Parade for a cash consideration of RM146.59 million.*

Group Structure After the Proposed GWRS


90.0%
Megasteel
HRCs
41.5%
35.0% *
99.0%
ACB
36.0% **
AMSB
Steel Bars & Wire Rods, Hot Briquetted Iron
100%
AMB
Antara
Steel Billets & Bars
83.7%
59.5%
100%
Silverstone
Tyres
97.8%
SFI
Pulp & Paper, Log & Plywood
* Before conversion of new the ACB warrants
** Before conversion of the AMB RCCPS

9. RISK FACTORS

The Proposed ACB Scheme is premised on certain assumptions. The following is a discussion by the management of the ACB Group of the key considerations and uncertainties (which may not be exhaustive), in addition to other information contained in this Circular, pertaining to the Proposed ACB Scheme and the consequential impact or risks that may arise.

9.1 ACB Shares

Under the Proposed GWRS, ACB Shares and ACB Warrants which are convertible into new ACB Shares would be issued to the ACB Scheme Creditors and offered to the shareholders of ACB. The market value of the ACB Shares would amongst various factors be linked to the financial performance of the ACB Group. Whilst the management of the ACB Group has plans and strategies to execute the divestment programme and achieve projected results for the ACB Scheme Companies, which they believe to be reasonable, there can be no assurance such plans and strategies will be achieved and that the ACB Group can be completely turned around. Accordingly, the price at which the ACB Shares will trade on the KLSE subsequent to the implementation of the Proposed ACB Scheme may or may not correspond to the value/price of the ACB Shares assumed in the Proposed ACB Scheme or that an active market for ACB Shares may or may not exist.

9.2 ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts

The overall concept of the Proposed ACB Scheme is essentially a rescheduling of the ACB Scheme Companies' debt so that their debts may be repaid in a structured and timely manner going forward. Whilst the management of the ACB Group has matched the projected cash flow (after setting aside a certain amount to cater for future contingencies) with redemption/repayment obligations under the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts, there is a considerable degree of subjective judgement involved in making the underlying assumptions on which the projections are premised, and more importantly, such assumptions are often subject to uncertainties and contingencies outside the control of the management of the ACB Group. Although the management of the ACB Group believes that the buffer set aside is reasonable to cater for future contingencies, the actual cash flow achieved may or may not be sufficient to facilitate redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts in accordance with the proposed schedule.

The sources of cash flow supporting the redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts are as follows:

	Sources of cash flows	**% of contribution**
i)	Net divestment proceeds from the Proposed Divestment Programme for the ACB Group [1]	58.83
iii)	Net proceeds from redemption of LCB Bonds and LCB Shares [2]	41.17
	Total	**100.00**

Notes:

1. *Please refer to Section 9.3 of this Circular for the risks associated to the Proposed Divestment Programme for the ACB Group.*
2. *Please refer to Section 9.6.2(v) of this Circular for the business risk and qualitative considerations for Megasteel (which will be the core business of LCB after the Proposed GWRS).*

9.3 Timing of Divestment and Disposal Price

Pursuant to the Proposed Divestment Programme (which is set out in Section 5.14 of this Circular), it is proposed that the ACB Group divests its non-core and peripheral assets and businesses amounting to an estimated RM2,590.5 million in nominal value. The estimated disposal price and timing of divestment are based on management's best estimates in light of the prevailing market condition and information. The achievability of these disposal price and timing of divestment, are subject to market factors which are outside the control of the ACB Group and by their very nature, cannot be ascertained with any degree of certainty. Whilst the necessary steps will be taken by the management of ACB to divest the identified assets as scheduled, the actual disposal price and timing of divestment may be different from those estimated. As the proceeds from the assets divestment form a significant source of cash flow to the ACB Group to support the redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts, any material deviation in the disposal price and timing of divestment is likely to have a material impact on the projected cash flows of the ACB Group.

9.4 Control by substantial shareholders

Currently, the LCB Concert Parties collectively hold 37.56% of the issued and fully paid-up share capital in ACB. The LCB Group proposes to make a renounceable restricted offer for sale of 67.61 million ACB Shares to the shareholders of ACB excluding the LCB Concert Parties. If the 67.61 million ACB Shares are fully taken-up by the shareholders of ACB excluding the LCB Concert Parties and all the new Warrants issued to the entitled shareholders under the Proposed Issue of Warrants are fully exercised, the LCB Concert Parties would collectively hold 50.51% of the enlarged issued and fully paid-up share capital of ACB. As such, the LCB Concert Parties will be able to exercise a material influence over the ACB Group, including the appointment of ACB's Board of Directors and certain corporate transactions and future direction of the business of the ACB Group.

9.5 Key management and organisational and financial management system

The ACB Group's businesses and operations are materially dependent on the services of certain key personnel. The loss of these key employees may materially and adversely affect the ACB Group's businesses and operations. Further, a sound management and financial infrastructure that ensures adherence to high standards of financial discipline and controls, is key for the fulfilment of the clear benchmarks set for the management of the ACB Group in the yearly redemption/repayment profile of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts. No service contract has been entered into between the ACB Group and its key personnel. Accordingly, the success of the Proposed ACB Scheme would depend on the ACB Group's ability to retain the key personnel, or that it will successfully attract and retain additional or replacement personnel with the requisite experience and capabilities, and the full actualisation of the organisational and financial management system restructuring as set out in Section 7 and Appendix XVII of this Circular.

The ACB Group has implemented the following to retain key personnel of the ACB Group:

(i) ESOS, which is aimed at retaining and rewarding the key personnel whose services are vital to the operations and continued growth of the ACB Group and to instill a sense of belonging and dedication through direct equity participation in ACB;

(ii) performance based incentive scheme, which is aimed at motivating the key personnel towards better performance through greater productivity and loyalty to the ACB Group;

(iii) compensation and benefits packages, which are comparable to the industries' norm;

(iv) setting-up of a Group Human Resource Development Committee, which identifies senior management development programmes to be carried out to instill a sense of leadership; and

(v) succession planning and career development programme for key personnel.

9.6 Business risks and qualitative considerations

9.6.1 The corporate structure of the ACB Group after the Proposed ACB Scheme is set out in Section 8.5 of this Circular.

The principal activities of the ACB Group after the Proposed ACB Scheme are as follows:

a) property development;

b) operation of departmental stores and hypermarkets;

c) cultivation of rubber and oil palm, processing of palm oil and plantation management;

d) distribution and manufacture of tyres, rubber compound and other related products (*via* Silverstone); and

e) Sale and distribution of "Suzuki" motorcycles and motor vehicles and assembly of "Suzuki" motorcycles (*via* AMB).

The management of ACB has included contributions from the LCB Bonds and LCB Shares arising from the disposal considerations payable to the ACB Group by the LCB Group in respect of the Proposed Divestment of Megasteel and Proposed Divestment of LLB. The LCB Bonds are essentially supported by the cash flows from Megasteel which is in the business of manufacturing of hot-rolled flat steel products. The discussion of the specific business risks and qualitative considerations for Megasteel is extracted from the Circular issued by LCB on 9 January 2003.

9.6.2 The ACB Group is subject to certain risks inherent in the industries in which it operates. Risks generally applicable to the ACB Group include changes in general economic and business conditions and changes in the political, legal and regulatory framework in the countries which are the key markets for the ACB Group or where its operations are located. Further, risks generally applicable to the ACB Group also include interest rate risks which may increase the costs of capital and foreign exchange which in turn affect the ACB Group's export and import transactions in the overseas markets.

In addition to the aforesaid, the following are based on discussions by the management of the ACB Group of the specific business risks and qualitative considerations for the ACB Group.

(i) **<u>Property development under the ACB Group</u>**

Sensitivity to economic downturn and oversupply in the property market

The demand for properties is closely correlated to the general economic, business and credit conditions and the supply of available properties. There is currently an excess supply of properties. Whilst it is possible to mitigate the effects of weaker demand in an economic slow-down or an oversupply in the property market by careful designing to meet market expectations in terms of price and design, there can be no assurance that the ACB Group's property development business would not be affected by any adverse development in the general economic, business and credit conditions or an oversupply in the property market in the future.

Marketing decisions relating to the ACB Group's property development, such as product features and pricing, are made after careful consideration of the prevailing economic climate and the level of competition. Particular attention is directed towards keeping the prices and payment terms for the product placed out for sale to be within the financial means of the target market sector. A key factor is the arrangement for flexible end-financing terms to allow easy ownership. Such measures, in ensuring that the property products are well received by customers, also help to insulate the ACB Group's property development business from the full impact of any slow-down in the property market.

Delay in the completion of projects

The timely completion of a development project depends on many external factors, such as securing approvals of governing bodies as scheduled, obtaining the required construction material and satisfactory performance of contractors appointed for the development project. Whilst the management of the ACB Group has many years of experience in property development implementation, there is no assurance that these factors would not surface to delay the completion of any project and adversely affect the ACB Group's property development business.

Construction progress ACB's property development sites is monitored closely against the works schedule drawn-up for timely completion of each phase. Should there be any indication of a delay in progress, immediate steps are taken to identify the cause of delay for prompt corrective actions to be initiated to mitigate the risk of major delays.

Land bank

The management of the ACB Group is of the view that it has in the past years been successful in identifying land at favourable locations with good development potential. Notwithstanding this, there can be no assurance that the ACB Group's land-bank of about 7,100 unconverted acres of land would become sought after areas and have good development potential. However, continuous efforts are made to keep track of the changing demand patterns and market preferences so that the property products could be tailored accordingly. These include close follow-up on market reports and customer feedbacks. The management of the ACB Group recognises that a keen understanding of the market is important in maximising the yield potential from its land-bank through progressive development of raw land into well received value-added finished property units.

Details of the location and size of the ACB Group's land bank are set out below:

Location	Address	Size (Acres)
For mixed development		
Bagan Sena Estate[1]	Mukim of Bagan Sena District of Kulim Kedah	2,872.20
Brooklands III[2]	HS(D) 5377 PT 6339 Mukim Tanjong Duabelas Daerah Kuala Langat Selangor	1,243.87
Batu Sebelas Development[3]	Chembong Estate Mukim of Rembau Negeri Sembilan	1,185.00
Tanjung Rambutan Estate[4]	Mukim of Ulu Kinta District of Kinta Perak	883.00
Merbau Pulas Estate[5]	Lot 1, 6 & 537 Mukim of Padang Meha District of Kulim Kedah	847.73
Tebrau Land[6]	Lot 2938-2939 Mukim of Tebrau District of Johor Bahru Johor	44.18
Segambut Land[7]	Geran 26262 Lot 4060 Mukim of Batu Jalan Segambut Kuala Lumpur	6.35
Total		**7,082.33**

Note:
The further details on the above land are set out in:

1 - Item 6(1) of Appendix II(a)
2 - Item 6(9) of Appendix II(a)
3 - Item 6(2) of Appendix II(a)
4 - Item 6(5) of Appendix II(a)
5 - Item 6(12) of Appendix II(a)
6 - Item 6(3) of Appendix II(a)
7 - Item 6 of Appendix II(b)

Location	Address	Size (Acres)
For commercial development		
Mutiara Parade	HS(D) 10 PT 6 Bandar Georgetown Section 17 Daerah Timur Laut Penang	2.52
Mahkota Seaworld	HS(D) 49710 PT 497 Kawasan Bandar XLII Daerah Melaka Tengah Melaka	2.15
Visionwell Land	CT 13782 Lot 692 Section 57, Jalan Nagasari Kuala Lumpur	2.13
Seremban Parade Land	HS(D) 92634 PT 5148 Lot 4973 Jalan Dato' Bandar Tunggal Seremban	2.00
Total		**8.80**

Note:
The further details on the above land are set out in Item 9 of Appendix I(a).

Shortage of labour

The ACB Group's property development business is dependent on the availability of foreign labour. Changes in government policy can affect the availability and cost of labour and accordingly, there is no assurance that such factors would not surface and adversely affect the ACB Group's property development business. To mitigate against the exposure to labour shortage, construction contracts are awarded inclusive of supply of labour to complete the works at the pre-agreed contract sum and completion date. The performance of each contractor is supervised closely to ensure that the terms of the contract is complied with, including delivery of construction works at the agreed schedule with the expected quality. While every effort is made to ensure that contracts are only awarded to reliable parties, in the event that any contractor fails to honour his obligations, a replacement contractor would be appointed soonest possible to minimise disruptions to the development programme.

Shortages in raw material

Historically, there have been periods where there were supply shortages of certain building materials in the country. The shortages in supply included materials like cement and steel where there are only a few key local producers. If such incidents recur, they can result in higher costs and/or delays in the completion of the development projects to be undertaken by the ACB Group in the future. However, in the event of such upswing in the cost of building materials, the pricing of property units to be offered by the ACB Group to the market would be adjusted accordingly to compensate for the increased construction cost. Alternatively, substitute building materials could be sourced to cushion this risk.

(ii) **<u>Parkson retail business under the ACB Group</u>**

Sensitivity to economic downturn

The Parkson retail business which is located in Malaysia and the PRC, is highly correlated and sensitive to the spending power of consumers, which in turn is closely correlated to the general economic, business and credit conditions in Malaysia and the PRC. Whilst the management of the ACB Group can adjust its product offerings in times of economic downturn to cater to the decrease in disposable income, the ACB Group's retail business may be affected by any adverse development in the general economic, business and credit conditions in Malaysia the PRC in the future.

Competition

The retail market in Malaysia and the PRC is highly saturated with a variety of trading style ranging from the hypermarkets, supermarkets and departmental stores as the barrier of entry is relatively low. Whilst the management of the ACB Group has in the past introduced shopping programs and customer services which they believe are innovative and advertising and promotion programmes which they believe are creative to stay ahead of the competitors, the entry of further players in the retail market and the fact that there is high substitutability of merchandise, may adversely affect the ACB Group's retail business in the future.

Supply risk

Generally, retail merchandise is highly substitutable. As a consequence, accurate and timely procurement of merchandise in response to customer demand is crucial, not only to prevent excess stock or obsolescence but also to secure market share. Further, procuring merchandise at the lowest price and pricing the merchandise competitively is also crucial to the ACB Group's retail business. Whilst the management of the ACB Group has many years' of experience in procurement and pricing of merchandise in response to customer demand, the ACB Group's retail business is nonetheless subject to such risks in the future.

(iii) **<u>Plantation business under the ACB Group</u>**

Fluctuations in prices

The prices of palm oil and rubber, similar to those of other commodities, are subject to fluctuations. Historically, they had fluctuated from a low of RM578 per tonne for crude palm oil ("CPO") and RM1.89 per kg for Ribbed Smoked Sheet ("RSSI") to a high of RM2,377 per tonne of CPO and RM3.96 per kg of RSSI since 1980. Accordingly, the ACB Group's plantation business is subject to the risk of fluctuations in the prices of palm oil and rubber.

(Source: Malaysian Rubber Board and Malaysian Palm Oil Board)

Weather conditions

Adverse weather conditions can affect production in the ACB Group's plantations. Rainy weather will prevent workers from harvesting the crop, whilst dry spells will delay the ripening of fresh fruit bunches and thus result in slower production.

Shortage of labour (Peninsular Malaysia)

The plantation business is labour intensive. The ACB Group's plantations in Peninsular Malaysia are subject to the risk of labour shortage, which would ultimately affect the harvesting of the produce and to a lesser extent, the quality of the produce. To mitigate this risk the ACB Group has applied and was given approval by the government to bring in 100 Indonesian workers. To date 64 Indonesian workers have been brought in and the rest will be brought in as and when required.

Further details of the ACB Group's plantations are set out in item 6 of Appendix II(a).

(iv) **Automotive and tyre business under the AMB Group**

Competition

Traditionally, the automotive and tyres industries have both been very competitive. Further, with the impending market liberalisation through AFTA, the Asia Pacific Economic Council and the World Trade Organisation, the level of competition among producers of similar products in the region is expected to increase within the automotive and tyre industry. The reduction of tariff and import restrictions are outside the control of the AMB Group and by their very nature, cannot be ascertained with any degree of certainty. Whilst the management of the AMB Group have strategies to sustain its growth, there can be no assurance that Lion Suzuki Motor and LSM will be able to maintain or strengthen their existing market share in the future.

Franchise from Japan

The "Suzuki" motorcycles franchise was accorded to SAM by Suzuki Motor Corporation, Japan ("SMC") on 1 March 1983, whilst the "Suzuki" motor vehicle franchise was accorded to Lion Suzuki Motor (previously known as Kobin Motors Sdn Bhd) by SMC on 1 October 1984. The aforesaid franchise is renewable on a yearly basis and there is no assurance that SAM and Lion Suzuki Motor are able to renew the franchise in the future.

On 1 October 2001, AMB announced the proposed disposals of 51% equity interest in both SAM and LSM to SMC for an aggregate cash consideration of RM27.91 million. The aforesaid disposals of SAM and LSM were approved by the shareholders of AMB on 24 April 2002 and were completed on 16 May 2002. SAM and LSM have ceased to be subsidiary companies of AMB. However, AMB continues to hold the remaining 49% equity interest in SAM and LSM and your Directors are of the view that SMC's agreement to take-up a significant interest in SAM and LSM signifies SMC's strong commitment to support the management and business operations of SAM and LSM.

Creditworthiness of dealers

As at 25 November 2002, the Suzuki motorcycles are distributed by LSM through a selected pool of approximately 206 dealers throughout Malaysia. LSM is subject to default risks by these dealers as they have a credit period to effect payment but ownership of motorcycles is passed to them upon delivery of the motorcycles. Whilst the amount of bad debts experienced by LSM has been minimal over the past years, LSM's business is subject to default risks. In order to minimise the negative impact of the default, the dealers are required to provide collateral to LSM of between 33% to 50% of the credit limits extended to them.

(v) **Steel products business (HRCs) under Megasteel**

Monopolistic position

Megasteel is currently the only manufacturer of HRC in the country. High investment cost discourages competitors from entering this market. Competitors to Megasteel in the local arena currently exist in the planning stage only. Nusantara Sdn Bhd ("Nusantara") plans to construct an integrated steel mill to produce flat steel products in Sabah. As the bulk of HRC users are located in West Malaysia, with a concentration in the Klang Valley, the management of the LCB Group believes that the Megasteel plant has an advantage over the Nusantara plant in terms of proximity to the bulk of HRC users. The tariffs and import restrictions in respect of Megasteel's products, the management of the LCB Group is of the view that Megasteel has an effective monopolistic market position in the country. The implementation of AFTA in 2003 is not expected to have any impact of Megasteel as the management of the LCB Group believes that most AFTA producers will not qualify for the CEPT rate as they are unable to meet the minimum of 40% local content. However, there can be no assurance that the tariffs

and import restrictions can be effectively enforced or not withdrawn, or that Megasteel would continue to enjoy an effective monopolistic market position in the country in the future.

Sensitivity to the performance of the construction, infrastructure and manufacturing industries

Megasteel manufactures HRC, which is one of the key raw material used in higher value-added manufacturing, engineering, industrial and construction-related applications. The consumption of HRC is highly dependent on the performance of the construction, infrastructure and manufacturing industries. Megasteel's business may be affected by any adverse development in the construction, infrastructure and manufacturing industries in the future. Megasteel is committed to product development to decrease its dependence on HRC. For example, Megasteel had begun the production of HRC for the cold rolling mills industry and intends to install a new cold rolling mill in the near future.

Raw material

The domestic steel industry is subject to the inherent drawback of the country being a net importer of scrap, an important raw material for the production of HRC and the fact that the country is not abundant with iron ore. Whist the prices of HRC will move in tandem with the price movement of raw material, adverse raw material price movements may result in lower margins, if Megasteel is unable to pass on the additional cost by increasing the prices of Megasteel's products.

Working capital and high gearing

Megasteel requires approximately RM500 million in working capital to enable it to reach its maximum production capacity. Currently, Megasteel has obtained only RM180 million in working capital facilities from financial institutions and a RM100 million bridging loan from Khazanah Nasional Berhad. As a temporary measure, Megasteel has arrangements with third parties and suppliers for trade facilities and extended credit terms. Megasteel is actively negotiating with a number of financial institutions for the remaining required working capital. However, if the remaining required working capital is not available, Megasteel may or may not be able to achieve its intended production output. In addition, Megasteel's outstanding borrowings amounting to approximately RM1.8 billion as at 25 November 2002 does not provide a conducive environment for further expansion should and when the need arises.

Production risks

In August 1999, Megasteel experienced a setback when one of its two arc-furnaces broke down and affected production volumes. During this period, Megasteel operated from only one meltshop, impacting production volumes. The problem was however, rectified in October 1999.

These technical problems faced by Megasteel were further compounded by the limited working capital facilities available and the tight operating cash flows. Megasteel was constrained in adequately stocking critical spare parts required for the maintenance of the plant, which resulted in the downtime for repair and maintenance to be longer than required.

Megasteel maintains sufficient buffer stock to cushion against any interruptions on delivery due to stoppages of production. While Megasteel has trained personnel to rectify technical problems in the plant, there can be no assurance that Megasteel would not face technical problems that may affect production volumes in the future.

9.7 Qualifications and emphasis of matters in the Reporting Accountants' Report on the consolidated (loss)/profit forecast of ACB for the FYE 30 June 2003 ("Forecast Letter") as particularised in Appendix IV(a)

The Reporting Accountants of ACB had in their Forecast Letter dated 16 December 2002 raised certain qualifications and emphasis of matters on the consolidated (loss)/profit forecast of ACB. The views of your Board on the qualification and emphasis of matters raised are set out below:

Qualification

a) The Reporting Accountants have qualified under paragraph 2 of their Forecast Letter that the Reporting Accountants were unable to obtain sufficient information and explanations that they have considered necessary due to limitations placed on the scope of work on selected companies as follows:

   i) SAM and LSM, both 49% owned associated companies of AMB, which is in turn a subsidiary of ACB, are incorporated in Malaysia and are principally involved in the assembly and sale and distribution of "Suzuki" motorcycles respectively;

   ii) Changchun Changlin Motorcycle Co Ltd ("Changchun"), a 49% owned associated company of ACB, which is incorporated in the PRC and is principally involved in the manufacturing of motorcycles; and

   iii) Dong Feng Lion Tyre Co Ltd ("Dong Feng"), a 55% owned subsidiary company of AMB, which is in turn a subsidiary of ACB, is incorporated in the PRC and is principally involved in the manufacturing and sale of tyres

   As explained above, SAM and LSM are associated companies of AMB, which is in turn a subsidiary of ACB, pursuant to which the Directors of AMB have informed your Board that they do not have control over the business and operational policies of these companies. Accordingly, the Directors of AMB have no full access to the financial records (including the future financial forecast) of SAM and LSM. The profit/loss forecast of SAM and LSM have been prepared by the Directors of AMB on the basis of various assumptions (such as the expected product demand and market conditions) using their best judgement of future events and limited information available to them. In view of the aforesaid scope limitations, the Reporting Accountants have made the qualification.

   As explained above, Changchun is an associated company of ACB, pursuant to which your Board has no control over the business and operational policies of Changchun. Accordingly, your Board has no full access to the financial records (including the future financial forecast) of Changchun. The loss forecast of Changchun has been prepared by your Board on the basis of various assumptions (such as the expected product demand and market conditions) using its best judgement of future events and limited information available to it. In view of the aforesaid scope limitations, the Reporting Accountants have made the qualification.

   Dong Feng is a subsidiary company of AMB. However, AMB has indicated that notwithstanding their controlling equity shareholding in Dong Feng, the management of Dong Feng prior to early 2002 had been vested with their Chinese joint-venture partners. In early 2002, AMB had replaced all the key management staffs of Dong Feng with their own appointees and they have since then taken charge of the day-to-day operations of Dong Feng and have also been given the task of developing a new business strategy to turn around Dong Feng and to revamp the financial reporting and data collation system of Dong Feng.

   Arising from the significant changes in the management and business direction of Dong Feng as explained above, and in view of the fact that the previous management team of Dong Feng would no longer be available to fully explain Dong Feng's historical trends and results, AMB has indicated that the loss forecast of Dong Feng for the FYE 30 June 2003 had been prepared by the Directors of AMB using their best estimate and judgement on prevailing market conditions and demand for Dong Feng's products. Consequently, AMB has indicated that it would not be possible for the Reporting Accountants to obtain sufficient explanations and information to assist in their review of the assumptions underlying the loss forecast of Dong

• Feng prepared by the Directors of AMB. In view of the foregoing, the Reporting Accountants has made the qualifications.

(b) The Reporting Accountants under paragraph 3 of their Forecast Letter draw attention to the profit forecast of Megasteel. The Reporting Accountants highlighted that the profit forecast of Megasteel for the FYE 30 June 2003, which is a new operation, has been prepared using assumptions about future events that are necessarily more subjective than would be appropriate for a forecast and that the actual results of Megasteel are likely to be different from forecast results because events and circumstances frequently do not occur as expected, and the differences may be material.

The Megasteel project was embarked on as part of the Lion Group's diversification plan for its steel products businesses. It is envisaged that the production of HRC for the cold rolled industry via Megasteel would substitute the current importation of such products for domestic consumption. The assumptions upon which the forecast of Megasteel is premised upon depends on the successful enforcement of the revised tariff and import restrictions imposed by the Malaysian government since 15 March 2002. The market acceptance of such tariff and import restrictions and the success of the enforcement programmes are beyond the control of management. In the light of this, the Reporting Accountants have made the qualification.

Your Board will be conducting operational review on the performance of Megasteel on a quarterly basis whilst the management will review on a monthly basis in order to monitor the status of achieving the profit forecast where early initiation of corrective measures can be taken promptly to deal with any adverse deviation.

<u>Emphasis of Matters</u>

Without further qualification on the Reporting Accountants' opinion, the Reporting Accountants have under paragraph 5 of their Forecast Letter drawn attention to the following:

i) The consolidated (loss)/profit forecast for the FYE 30 June 2003 includes the effects of the proposed divestments by the ACB Group of certain subsidiary and associated companies. The actual disposal price and timing of the divestments may differ from those forecast because events and circumstances frequently do not occur as expected, and the differences may be material. Consequently, the ultimate effects of the proposed divestments on the forecast results cannot be determined presently;

ii) In view of the financial position of the ACB Group, your Board plans to implement the Proposed ACB Scheme involving the restructuring of the ACB Group's debts and rationalisation of the ACB Group corporate structure. The validity of preparing the consolidated (loss)/profit forecast for the FYE2003 on a going concern basis depends upon the successful implementation of these restructuring plans; and

iii) Your Board has assumed that the fair values of the separable identifiable assets and liabilities of Akurjaya, Hiap Joo Chong, Avenel and Lion Plaza approximate their respective book carrying values. A valuation of the said assets and liabilities of Akurjaya, Hiap Joo Chong, Avenel and Lion Plaza will be commissioned to ascertain the fair value of these net assets upon implementation of these proposed acquisitions.

In respect of item (i) above, the estimated disposal price and timing of divestment are based on management's best estimates in light of the prevailing market condition and information. The achievability of these disposal price and timing of divestment, are subject to market factors which are outside the control of the ACB Group and by their very nature, cannot be ascertained with any degree of certainty. Whilst the necessary steps will be taken by the management of ACB to divest the identified assets as scheduled, the actual disposal price and timing of divestment may be different from those assumed in the forecast. As the proceeds from the divestment assets form a significant source of income and cash flow to the ACB Group, any material deviation in the disposal price and timing of divestment is likely to have a material impact on the forecast results of the ACB Group. Accordingly, the Reporting Accountants have highlighted this matter in their Forecast Letter. In view of this, your

Board will take the necessary steps which include seeking alternative sources of cash flows as may be necessary to minimise the inherent risk associated with the proposed divestments.

In respect of item (ii) above, the forecast of the ACB Group has been prepared by your Board based on a going concern basis, which assumes that the ACB Group will continue its operation for the foreseeable future and that the ACB Group has neither the intention nor the need to liquidate or curtail materially the scale of its operations.

The main objective of the Proposed ACB Scheme (as set out in Sections 5 and 6 of this Circular) is to enable each of the ACB Scheme Companies to, *inter alia*, continue its operations as a going-concern and to ensure that the ACB Scheme Companies are able to meet their commitments to the ACB Scheme Creditors. With its debts restructured, the management of the ACB Group would be able to focus on creating value for shareholders. Having considered the financial position of the ACB Group, your Board is of the view that the Proposed ACB Scheme will be successfully implemented. Accordingly, your Board considers that it is appropriate to prepare the forecast of the ACB Group on a going concern basis. Further, your Board has been closely monitoring the progress of the Proposed GWRS to ensure the completion of the Proposed GWRS.

In respect of item (iii) above, the Malaysian Accounting Standard Board Standard No. 21 Business Combinations prescribes the accounting treatment for business combinations covering acquisition accounting, which is applicable for accounting periods commencing 1 July 2001. An important implication here is that valuations have to be performed at the effective date of exchange. The determination of the fair value upon the implementation of the Proposed GWRS may result in variances in the resultant goodwill amount, which will consequently have an impact on the forecast. As it is a critical assumption, the Reporting Accountants have highlighted this matter in their Forecast Letter. Your Board takes cognisant of the matter and measures will be taken to address the above matter, which would entail an exercise to ascertain the fair values of these acquired assets and liabilities upon the completion of the Proposed GWRS. In particular, your Board would commission to ascertain the fair value of the assets and liabilities of Akurjaya, Hiap Joo Chong, Avenel and Lion Plaza on Issue Date.

10. FUTURE PROSPECTS

10.1 World Economy Prospects For Year 2003

A more promising global outlook is expected in 2003, with projections for growth in most regions to be more certain and stronger while unemployment, lower. World trade is envisaged to expand by 6.6% (2002: 2.5%), driving world growth to 3.7% (2002: 2.8%). Even though inflation will be subjected to some upward pressure with the growth momentum gathering speed, it is expected to remain low.

Downside risks to the generally optimistic outlook for 2003 will emanate mainly from the Middle East tensions. Oil prices, which have been on the increase in recent months, may further escalate should the USA begin war with Iraq, putting the brake on global growth.

Notwithstanding the downside risks, world growth is envisaged to be on track, with the major economies, USA, Japan and the euro area expected to perform better, and global electronics demand rebounding. In the USA, higher growth is likely in response to a better trading and investment environment. The threat of trade war when the USA imposed tariffs on foreign steel, has receded after the USA announced new exemptions on around half of the seriously affected European steel products while legislation has been put in place to address the issue of corporate and accounting scandals. The euro region likewise is expected to show enhanced performance, with real GDP growth doubling to 2.9% (2002: 1.4%), featuring stronger current account balance as well as lower inflation and unemployment in most of the major economies in the world. The most notable progress, however, is seen in Japan, which is expected to emerge from its third recession in a decade. Together with the euro area, Japan will complement growth in the USA to provide a more stable global growth.

(Source: Economic Report 2002/2003)

10.2 Malaysian Economy Prospects For Year 2003

Led by further improvements in both external and domestic demand, the Malaysian economy is envisaged to strengthen in 2003. All sectors of the economy are expected to register positive growth rates. The anticipated growth in the global economy and world electronics demand will contribute to a more robust and broad-based growth in the manufacturing sector. The agriculture sector is expected to expand stronger with higher palm oil production. Economic expansion will also hasten the pace of growth in the services sector while underlying demand for affordable housing and on-going public projects such as the Bakun Hydroelectric Dam and the double-tracking rail projects will continue to fuel growth in the construction sector. Overall, real GDP growth is expected to accelerate to 6%-6.5% in 2003. With these encouraging economic prospects, gross national product per capita is projected to rise further by 5.5% to RM14,098 or (equivalent to USD3,710) from RM13,361 (equivalent to USD3,516) in 2002.

(Source: Economic Report 2002/2003)

10.3 Property Development Prospects For Year 2003

The Malaysian economy is expected to further strengthen with real GDP projected to grow at 4% - 5% as targeted in Budget 2002. For 2003, the GDP is envisaged to chalk 6% - 6.5% growth with the construction sector forecasted to expand by 4.5% (2002 : 3.8%). Housing development is expected to contribute significantly to the growth is this sector in view of the increasing demand, especially for low and medium-cost houses.

In tandem with expectation of further improvements in the Malaysian economy, the property market is expected to pick up further momentum. Underlying this optimistic outlook is an economy of enhanced resilience against external shocks and risks through recent policy initiatives to strengthen the nation's external reserves, financial system and corporate sector. The property market has been identified as one of the key economic sectors that would continue to benefit from the availability of credit with low interest rates.

The residential property sector is expected to hold its position as the key growth sector of the property market. The focus of demand would continue to centre on units priced at RM200,000 and below by virtue of the affordability of such units to most purchasers. Terraced houses would remain as the leading product due to its landed advantage.

On the commercial front, retail and office space, it is difficult to envisage rental/sale prices to improve in the immediate future. The market would take a while more before the supply overhang is mitigated. For the industrial property sector, activity is expected to be confined largely to small and medium sized industrial units within the affordable price range of not exceeding RM500,000. The Government's focus on the manufacturing sector through various funds and incentives to promote the small and medium industries ("SMI") would have a positive bearing on this sector of the property market.

No immediate discernible price trend is expected from the agricultural land sector which has yet to show clear signs of a turnaround. Nevertheless the encouraging outlook of the agriculture sector, which is forecast to increase by 3.4% in 2003 (2002: 1.1%), should further stimulate demand for agricultural lands, particularly crop land or vacant land for the cultivation of oil palm.

(Source: Economic Report 2002/2003)

10.4 Retail Business Prospects For Year 2003

10.4.1 Retail Business in Malaysia

The performance of the retail industry is highly correlated and sensitive to the spending power of the consumers which in turn is directly related to the economic environment.

This is illustrated in the growth performance table below:-

Quarterly GDP, Inflation and Retail Sales Growth Rates, 2001/2002

Period	GDP(%)	Inflation(%)	Retail sales(%)
3rd Quarter 2001	(1.3)	1.4	1.6
4th Quarter 2001	(0.5)	1.2	0.7
1st Quarter 2002	1.1	1.4	6.1
2nd Quarter 2002	3.8	1.9	0.4

(Source: Newsletter of the Malaysian Retailers Association, 2nd Quarter 2002)

The growth performance of the various retail sub-sectors is as follows:-

Year on Year % Change by Retail Sub-Sector, 2001/2002

Retail Sub-sector	3rd Quarter 2001	4th Quarter 2001	1st Quarter 2002	2nd Quarter 2002
Departmental store cum supermarket	1.1	(3.0)	6.4	(0.7)
Departmental store	14.7	2.4	11.7	(8.4)
Fashion and fashion accessories	N/A	12.7	17.7	8.3
Other specialty stores	16.4	(9.3)	4.8	3.1

N/A – Not available
(Source: Newsletter of the Malaysian Retailers Association, 2nd Quarter 2002)

The expected growth from July to September 2002 of the various retail sub-sectors is as follows:

Retail Sales Projection For Next 3 Months, July 2002 to September 2002

Retail Sub-sector	Forecast-%
Departmental store cum supermarket	2.9
Departmental store	(4.0)
Supermarket and hypermarket	N/A
Fashion and fashion accessories	6.2
Pharmacy	1.7
Other specialty stores	4.3
Retail sales (overall/weighted)	**3.3**

(Source: Newsletter of the Malaysian Retailers Association, 2nd Quarter, Year 2002)

Malaysian retailers are expecting an overall growth rate of 3.3% in retail sales for the next three month period up to September 2002. The retailers are hopeful that the August Mega Sale Carnival, September school holiday and higher overseas tourist arrival will help boost retail sales during the third quarter of 2002.

(Source: Newsletter of the Malaysian Retailers Association, 2nd Quarter, Year 2002)

10.4.2 Retail Business in the PRC

The population in the PRC is forecast to grow by approximately 11 to 12 million per annum. The total population is projected to reach 1.4 billion by year 2015.

The PRC's total retail turnover in 2001 was Rmb3,760 billion. The retail industry is expected to grow above its annual GDP growth forecast of between 7% to 10% in the next few years. Hence, the future of the retail industry is favourable.

The implementation of the Open Economy Policy since 1978 has brought about economic development. The spending power of the urban population has increased which offers opportunities for existing and new retailers.

Over the years, the industry trend has shifted from the traditional general merchandise stores to shopping malls with anchor retail operators, departmental stores, hypermarkets, chain-supermarkets, specialty stores and e-shopping. Increasing demand for quality products and good customer service, gives foreign-owned retailers the opportunity to offer innovative business concepts, superior products and services to the local consumer.

Despite these available opportunities, foreign-owned retailers are required to obtain approvals to operate retail businesses in the PRC. The state and federal government of the PRC may impose certain restrictions on location, ownership criteria and scope of business on foreign retailers. However, within 2 years after the PRC's acceptance into the World Trade Organisation on 22 December 2001, foreign majority control will be permitted in joint-venture retailing enterprises in all provincial capitals.

(Source: China Market Information (http://www.cmi.cei.gov.cn))

10.5 Plantation Business Prospects For Year 2003

Plantation business prospects for year 2003 looks bright as the price of crude palm oil and rubber (RSSI) has rallied to an average of RM1,410 per tonne and RM3.42 per kg respectively in September 2002 as compared to RM999 per tonne and RM2.16 per kg respectively a year ago.

(Source : Publication by Malaysian Rubber Board and Malaysian Palm Oil Board)

According to Oil World monthly report issued on 20 September 2002, stocks of most major oils and fats went down sharply in 2001/2002 to 13.66 million tonnes with the most notable reductions in palm, soybean and sun oils. It forecasts that the world demand growth for 2002/2003 at 2.94 million tonnes will exceed supply growth of 0.9 million tonnes resulting in a further significant reduction of stocks to a five year low of 12.10 million tonnes by end of September 2003. It has also forecasts that crude palm oil prices will rally sharply to between RM1,800 to RM2,000 per tonne within the next 3 - 6 months.

(Source : Oil World Monthly Report, September 2002)

Malaysian Rubber Board reported in its August 2002 Malaysian Rubber Digest, that market sentiment outlook in the near future for rubber is expected to dampen due to absence of consumer demand. However, the tripartite initiatives by Malaysia, Indonesia and Thailand and the proposed signing of the deal to set up the International Rubber Corporation is likely to give some positive impact on the rubber industry.

In the longer term, the plantation industry will continue to face a certain amount of price volatility. However, the prospect for the industry especially palm oil is favourable given the projected increase in world population and the increased consumption of oil and fats especially in the third world countries.

(Source : Malaysian Rubber Digest, August 2002)

Oil World in its report "Oil World 2020" issued in May 1999 has forecast that the world population will rise by another 1.5 billion by year 2020 to 7.5 billion. The biggest population growth is anticipated for third world countries. In its report, Oil World has also forecast that palm oil is set to become the leading oil in about year 2012, accounting for 23% of the total world consumption of major oils.

(Source : Oil World 2020, May 1999)

10.6 Future Prospects for Steel Products under Megasteel

The outlook for Megasteel appears favourable in light of the expected industrialisation pace of the country. As Malaysia continues to industrialise, there will be a shift in consumption patterns from long steel products to flat steel products such as those produced by Megasteel.

Malaysia's steel consumption of 6.8 million MT in 2000 consisted of 3.0 million MT (or 44%) finished long steel products and 3.8 million MT (56%) finished flat steel products. In projecting the steel consumption of long steel and flat steel until 2005, it is assumed that the ratio of flat steel to long steel will increase steadily. By 2005, it is anticipated that the ratio of flat steel to long steel would be approximately 62:38. As such, if steel consumption takes the baseline route, then out of the 10.6 million MT of steel consumption, flat steel products will constitute some 6.6 million MT and long steel products, 4.0 million MT.

The percentage of flat steel products *vis-à-vis* long steel products are likely to increase in the future due to the following reasons:

(a) As Malaysia continues to industrialise, albeit at a slower but more sustainable rate, there will be a shift in consumption patterns to more flat steel products. This pattern in steel consumption is evident in other recently industrialised countries; and

(b) The manufacturing sector will continue to be the main driver of industrial development in Malaysia in the future. As the manufacturing sector is an important user of flat steel products, the demand for flat steel products is expected to increase in the future.

(Source: Report on Status and Outlook of the Malaysian Iron and Steel Industry, July 2001, MISIF)

Malaysia, being a developing country, consumes an average of 290kg steel per capita while developed countries such as Japan, Taiwan and Singapore consume steel at a much higher rate. As illustrated



Apparent Steel Consumption Per Capita (2000)
Vietnam
Thailand
Singapore
Phillippines
Malaysia
Indonesia
0
100
200
300
400
500
600
700
800
900
KG/Capita

below, it is evident that Malaysia being a developing country, when compared with newly industrialised economies in terms of consumption trends, offers growth potential for the steel industry.

(Source: SEAISI Report, MISIF Directory 2001 and United Nation Population Fund Report)

Note: Apparent Steel Consumption is defined as domestic production + Import - Export

Furthermore, being at present the country's only HRC producer, Megasteel has an effective monopolistic market position in the country which is a major contributing factor towards its viability.

10.7 Future Prospects of the Malaysian Automotive Industry

Consumer spending on passenger cars is envisaged to be higher with the improvement in the overall Malaysian economy *(Source: Economic Report 2001/2002).*

As part of the efforts of the National Economic Action Council ("NEAC") to revive the Malaysian economy, the Council has put forward the National Economic Recovery Plan ("NERP") which has the objective of firstly improving and sustaining local demand for cars and secondly rationalising and strengthening the industry to compete with other automotive manufacturers in the ASEAN region. Based on these objectives, the NEAC has recommended, *inter alia*, that the following measures be taken:

- reasserting the automotive industry as a strategic industry with focus on the national car, motorcycle firms as well as local vendors and dealers;

- relaxing hire purchase guidelines for cars priced RM40,000 and below by raising the maximum loan amount from the present 70% and a repayment period of five years to 85% and a repayment period of seven years; and

- encouraging foreign equity participation in the national car to finance research, design and the development of new models as well as encouraging vendors to take in new shareholders to upgrade technological capabilities and increase competitiveness in the global market.

(Source: National Economic Recovery Plan, NEAC, August 1998)

Motor Vehicles

The forecast vehicle sales by segment for 2002 as compared to actual number of vehicles sold in 2001 are set out below:

Segment	Forecast 2002	Actual 2001	% growth
Passenger cars	358,000	327,469	9%
Commercial vehicles	40,500	37,563	8%
4x4 vehicles	31,900	31,311	2%
Total Industry Volume	**430,400**	**396,343**	**9%**

(Source: Malaysian Automotive Association, July 2002)

Motorcycles

In spite of the improving economy, the demand for motorcycles did not grow in 2001. The industry growth is expected to remain stagnant in 2002 as well, due to a gradual market shift to the low price 4-wheelers motor vehicles and availability of financing at low interest rate. The historical trend of the motorcycle registration over the past 6 years preceding 2002 is depicted below:



Motorcycle Registration
400
350
300
250
200
150
100
50
0
'000 units
1996
1997
1998
1999
2000
2001
2002 *

Note:
* *Extrapolated based on the actual registration for the 10 months period from January to October 2002.*

(Source: Jabatan Pengangkutan Jalan, July 2002)

The industry growth will be largely dependent on its ability to reduce the production costs and the price of motorcycles, in order to curb the market shift to the 4-wheelers segment. In addition, local motorcycle manufacturers will need to expand their export market to improve their sales.

(Source: LSM Management)

10.8 Future Prospects of the Tyre Industry

Global Tyre Industry

From 1999 to 2005, global tyre demand is projected to grow at an average annual rate of 2.4%, as it is expected that the majority of the world's regions will enjoy a strong economic period during that time. The Africa/Middle East region and developing nations will be the high-growth markets. Original Equipment Manufacturer (OEM) tyre demand and world motor vehicle production are expected to rise at rates averaging 3.6% and 3.5% per year, respectively, reflecting the strong ties between those two trends. Replacement tyre demand is forecast to average 1.9% annual growth through 2005. The replacement market will benefit from the rising number of registered motor vehicles worldwide.

From 2001 to 2003, the tyre demand for South East Asia is projected to grow at the average annual rate of 3.1%.

(Source: Leading Edge Reports, 2001)

Trade liberalisation arising from the implementation of trade agreements such as the General Agreement on Tariff and Trade ("GATT") and AFTA would increase competition in the international tyre industry as the implementation of these agreements will reduce existing trade barriers and eventually allow entry of new markets.

(Source: National Economic Recovery Plan, NEAC, August 1998)

With the impending market liberalisation among the ASEAN countries through the implementation of AFTA, the market competition among the tyre producers in the region is expected to be intensified. These tyre producers would have to be more cost and quality competitive in order to defend their existing market share. However, the AFTA regime is also seen to be a business opportunity for the ASEAN tyre producers, whereby the region's exports shall become more competitive against imports originating from non-AFTA nations.

(Source: Silverstone Management)

Malaysian Tyre Industry

The better performance of the automotive industry in 2002 as set out in Section 10.7 of this Circular, is expected to translate into growth in the tyre industry. The positive outlook for the tyre industry is also supported by the following reasons:

- The Malaysian Government's campaign of "Buy Malaysian" is expected to reduce imports and increase export in order to strengthen the balance of trade of the country;
- The growth and spread of urbanisation within the country will increase the demand for transportation;
- Leisure in association with affluence and the completion of new highways in the nation is expected to encourage more travelling and tourism which will generate increased demand for vehicles and flow through demand for tyres; and
- The stable political climate together with attractive investment policies in Malaysia is expected to encourage more foreign investment and also growth of small and medium sized industries in the country. Such investments and growth will fuel the demand for vehicles and transportation.

(Source: Silverstone Management)

11. CONDITIONS OF THE PROPOSALS

The implementation of the Proposals are subject to various conditions precedent and receipt of approvals from the following:

a) the BNM; which was obtained *vide* BNM's letters dated 3 May 2002, 17 May 2002, 20 June 2002 and 29 October 2002 for the following:

   i) ACB to obtain foreign credit facilities from ACB-SPV; and

   ii) ACB to obtain/provide inter-company loans from/to its off-shore subsidiaries.

   The above approvals from the BNM are subject to, *inter alia,* the following conditions:

   i) All proceeds from the disposal of foreign assets shall be repatriated by ACB to Malaysia and to inform the BNM of the same immediately;

   ii) The BNM's approval must be obtained for any variations to the terms and conditions of the ACB Debts to be issued pursuant to the Proposed ACB Scheme;

   iii) The BNM's approval must be obtained for any early repayment of the ACB Debts; and

   iv) ACB is required to inform the BNM when the ACB Debts is fully repaid.

b) the SC, which was obtained *vide* SC's letter dated 9 July 2002 subject to, *inter alia*, the following conditions:

(A)	**Conditions by SC *vide* its letter dated 9 July 2002**	**Status of Compliance**
i)	All Items of Concern affecting the joint-venture operations of the Lion Group (including the ACB Group) in the PRC, must be fully resolved prior to the implementation of the Proposed Acquisition of Akurjaya, Proposed Acquisition of Hiap Joo Chong, Proposed Acquisition of Lion Plaza, Proposed Divestment of LLB, Proposed Divestment of CPB and Proposed Divestment of Silverstone.	The SC has waived this condition *vide* its letter dated 1 October 2002 subject to certain conditions as set out in Part (B)(i) of this section.
ii)	The latest adjusted audited NTA of the Acquiree Companies must not be less than the adjusted NTA of these companies which was furnished to the SC in the said ACB's application to the SC. In this regard, the date of the latest adjusted audited NTA of these companies must not be more than 4 months from the date of completion of the proposed acquisitions of the Acquiree Companies.	To be complied.
iii)	The SC's approval must be obtained for the final number of new ACB Shares to be issued pursuant to the Proposed ACB Scheme.	To be complied.
iv)	The issue price of the new ACB Shares to be issued as consideration pursuant to the Proposed Acquisition of Akurjaya, Proposed Acquisition of Hiap Joo Chong and Proposed Acquisition of Lion Plaza must be fixed at a premium of at least 5% to the theoretical market price of ACB Shares (calculated using the market price of ACB Shares after the SC's approval for the Proposed ACB Scheme and after adjusting for the Proposed Capital Reconstruction for ACB).	Complied. Please refer to Section 5.15 of this Circular for details.
v)	The Independent Adviser must disclose in their independent adviser report to the Independent Directors and minority shareholders on the qualifications and emphasis of matters raised by the Reporting Accountants, including detail justification on the related transactions, justification on the valuation of companies to be acquired and to be divested, and the opinion of the independent adviser on the said qualifications and emphasis of matters. In addition, the ACB's Directors must explain and consider the qualifications and emphasis of matters which have been highlighted by the Reporting Accountants and RHB Sakura, as an adviser, in the circular to shareholders.	To be complied in the Independent Advice Circular to be issued by Andersen. Complied. Please refer to Section 9.7 of this Circular for details.

(A)	Conditions by SC *vide* its letter dated 9 July 2002	Status of Compliance
vi)	A moratorium is imposed on the 50% of the new ACB Shares which would be received by LCB pursuant to the disposal of the ACB Shares by the vendors of Akurjaya and Hiap Joo Chong (i.e. Horizon Towers and Teck Bee Mining) to LCB. In this regard, LCB is not allowed to sell, transfer or assign its shareholdings at least one (1) year from the date of listing. Thereafter, it is allowed to sell, transfer or assign its shareholdings up to a maximum of one-third (1/3) per annum of its shares under moratorium;	To be complied.
vii)	Full disclosure must be made in the circular to shareholders of ACB on the risks in relation to the sources of cash flows which will be used to support the redemption/repayment of ACB Bonds and ACB's ability to make such redemption/repayment.	Complied. Please refer to Section 9.2 of this Circular for details.
	In addition, ACB is required to disclose on the status of the divestment of non-core assets in the quarterly and annual reports, including the following matters: • a summary of the status of the divestment program which sets out the stages and the total divestment proceeds raised from each stage; • a comparison between the proceeds of the completed divestments and the cash receipts for each completed transaction (for quarterly and current year) together with the projections for the full year; • details on the transactions which are completed in each quarter, including the gross and net divestment proceeds for each of the assets divested and the expected timeframe on the receipt of the aforesaid divestment proceeds; • details on the utilisation of the divestment proceeds received; and • plans to overcome any projected shortfall, if applicable.	To be complied
	In addition, the Directors of ACB are required to furnish written declaration that ACB will divest other assets which are not part of the divestment program, if necessary, to redeem/repay the ACB Bonds.	Complied. The letter of undertaking dated 5 December 2002 has been submitted to the SC on 16 December 2002.
viii)	The Reporting Accountants are required to review the assumptions made by the Directors of ACB in respect of the profit forecast and projections of ACB's overseas subsidiary companies and associated companies. In this regard, the results of the Reporting Accountants' review must be disclosed in the circular to shareholders, a copy of which is to be furnished to the SC. If there is any material deviation, full justification must be furnished to the SC.	Waiver sought. Please refer to Note 1 below for details.

(A)	Conditions by SC *vide* its letter dated 9 July 2002	Status of Compliance
ix)	The approval from the relevant authorities must be obtained prior to the implementation of the Proposed ACB Scheme.	Complied. Please refer to Section 11(a) to 11(d) of this Circular for details.
x)	Disclosure must be made in the circular to the shareholders on the details of the proposed organisational and financial management system restructuring together with the opinion of the Directors as to how such restructuring could overcome ACB's current financial difficulties. In addition, ACB's Directors must give their opinion on how the proposed organisational and financial management system restructuring could assist the ACB Group to prevent similar difficulties from recurring including steps which have/will be taken to overcome these problems.	Complied. Please refer to Section 7 and Appendix XVII of this Circular for details.
xi)	ACB is required to report the status of compliance on suggestions made by PwC in relation to the proposed organisational and financial management system restructuring (as set out in the circulars to shareholders of ACB) in its annual report.	On-going.
xii)	The SC's approval must be obtained for any variation to the terms and conditions of issuance, including any variations to the terms and conditions of the private debts securities.	To be complied, if necessary.
xiii)	RHB Sakura is required to submit FMF/JPB Form ("Facility Maintenance File") to the SC and the BNM prior to the issuance of the private debts securities.	To be complied.
xiv)	RHB Sakura is required to furnish the trust deed to the SC which has been finalised.	To be complied
xv)	Prior to the issuance of the private debt securities, RHB Sakura is required to inform the SC immediately after the final amount of the private debts securities has been fixed, the total issue size, issue price, subscribers and the amount subscribed (if applicable) and the redemption/repayment profile of the private debts securities proposed to be issued.	To be complied.
xvi)	RHB Sakura and ACB must fully comply with the relevant requirements as stipulated under the SC's guidelines in relation to the Proposed ACB Scheme.	Noted
xvii)	RHB Sakura and ACB are required to provide a written confirmation on the compliance with all the terms and conditions imposed by the SC on the approval for the Proposed ACB Scheme at the end of each financial year until the completion of the Proposed ACB Scheme and all the terms and conditions as set out above have been fully complied.	To be complied.

Note 1:

The affected overseas subsidiary and associated companies of ACB, are Changchun Changlin Motorcycle Co Ltd ("Changchun") and Dong Feng Lion Tyre Co Ltd ("Dong Feng"). ACB had on 3 January 2003 submitted an application to the SC to seek a dispensation from the SC from complying with the aforesaid requirement, based on the grounds set out below.

Changchun is an associated company of ACB. ACB does not control nor have access to the management plans of Changchun nor is ACB in a position to require the management of Changchun to prepare for them the loss forecast for Changchun or take responsibility for the loss forecast prepared by your Board for Changchun using their best estimates and judgement. ACB is therefore not in any position to procure access for the Reporting Accountants to conduct a review of the management records of Changchun as part of their review of the loss forecast of Changchun prepared by your Board.

Dong Feng is a subsidiary company of AMB. However, AMB has indicated that notwithstanding their controlling equity shareholding in Dong Feng, the management of Dong Feng prior to early 2002 had been vested with their Chinese joint-venture partners. The management team members were all appointed by AMB's Chinese joint-venture partners and none appointed by AMB. However, in early 2002, AMB had replaced all the key management staff of Dong Feng with their own appointees and they have since then taken charge of the day-to-day operations of Dong Feng. AMB has indicated that the new management team has also been given the task of developing a new business strategy to turnaround Dong Feng and to revamp the financial reporting and data collation system of Dong Feng.

Arising from the significant changes in the management and business direction of Dong Feng as explained above, and in view of the fact that the previous management team of Dong Feng would no longer be available to fully explain Dong Feng's historical trends and results, AMB has indicated that the loss forecast of Dong Feng for the financial year ending 30 June 2003 had been prepared by the Directors of AMB using their best estimate and judgement on prevailing market conditions and demand for Dong Feng's products. Consequently, AMB has indicated that it would not be possible for the Reporting Accountants to obtain sufficient explanations and information to assist in their review of the assumptions underlying the loss forecast of Dong Feng prepared by the Directors of AMB.

The decision of the SC in respect of the aforesaid waiver remains pending.

In respect of Section 11(b)(A)(i) above, the SC has, *vide* its letter dated 1 October 2002, waived the earlier condition imposed in its earlier letter dated 9 July 2002 subject to the following conditions:

(B)	**Conditions by SC *vide* its letter dated 1 October 2002**	**Status of Compliance**
(i)	In respect of the Items of Concern:	
	1) ACB is required to furnish an irrevocable written undertaking that all necessary steps will be taken by ACB to resolve the Items of Concern as soon as possible;	Complied. The letter of undertaking dated 5 December 2002 has been submitted to the SC on 16 December 2002.

(B) Conditions by SC *vide* its letter dated 1 October 2002	Status of Compliance
2) The relevant vendor(s) of sale shares or purchaser(s) issuing consideration shares ("Relevant Party") (where the Items of Concern apply) are required to indemnify the affected purchaser(s) or the vendor(s), as the case may be ("Affected Party") of all costs and losses incurred by the Affected Party in the event that the Relevant Party fails to resolve the Items of Concern prior to the implementation of the Proposed GWRS. In this connection, all costs and losses incurred by the Affected Party within 24 months from the date of implementation of the Proposed ACB Scheme must be settled by the Relevant Party immediately when such costs and losses are incurred by the Affected Party. In the event the Items of Concern are not resolved within 24 months from the date of implementation of the Proposed ACB Scheme, the Relevant Party is required to immediately indemnify the Affected Party of all potential costs and losses foreseeable to be incurred by the Affected Party in the future, as a result of the non-resolution of the Items of Concern; and	To be complied. Please refer to Section 5.5.5, 5.7.5 and 5.10.5 of this Circular for details.
3) ACB is required to report the status of the Items of Concern in their quarterly and annual reports until all the Items of Concern are fully resolved.	To be complied.

c) the FIC, which was obtained *vide* FIC's letters dated 29 April 2002, 3 May 2002 and 23 May 2002 for, *inter alia*, the following:

i) the Proposed Capital Reconstruction for ACB;

ii) the proposed issuance of up to RM695.50 million worth of new ACB Shares as equity-kicker shares and as debt to equity conversion shares to the ACB Scheme Creditors;

iii) the proposed issuance of up to RM53.40 million worth of new ACB shares as debt to equity conversion shares to the ACB Group Non-FI Creditors;

iv) the Proposed Acquisition of Akurjaya;

v) the Proposed Acquisition of Avenel;

vi) the Proposed Acquisition of Lion Plaza;

vii) the Proposed Issue of Warrants; and

viii) Proposed Restricted Offer for Sale of LCB Shares.

The above approvals from the FIC are subject to, *inter alia*, ACB increases its Bumiputera equity participation to at least 30% before 31 December 2003,

d) the LOFSA, which was obtained *vide* the LOFSA's letter dated 1 November 2000 for the following:

i) the establishment of ACB-SPV in Labuan to administer and co-ordinate the restructured loans denominated in USD owed by the ACB Scheme Companies to the ACB Scheme Creditors (excluding ACB Group Non-FI Creditors);

ii) the Ministerial exemption from compliance with the provision of Section 147(2) of the Offshore Companies Act 1990 and therefore enable ACB-SPV to hold debt obligations in ACB; and

iii) the transfer of loans denominated in USD by ACB to ACB-SPV under Section 7(3)(a) of the Offshore Companies Act 1990.

There is no condition attached with the above approvals from the LOFSA;

e) the approval-in-principle of the KLSE, for the listing of and quotation for the new ACB Shares, Warrants and new ACB Shares arising from the exercise of Warrants to be issued pursuant to the Proposed ACB Scheme;

f) the ACB Scheme Creditors, which were obtained at their respective Court-Convened Meetings held on 16 September 2002, 18 September 2002 and 25 September 2002;

g) the shareholders of ACB at the forthcoming EGM;

h) the Megasteel's scheme of arrangement being unconditional. The requisite approvals of the scheme creditors of Megasteel pursuant to Megasteel's scheme of arrangement were obtained on 25 September 2002 and 16 October 2002 and Khazanah Nasional Berhad for the issuance of the Megasteel-Sub Bonds was obtained on 16 October 2002. The High Court of Malaya had on 12 December 2002 sanctioned Megasteel's scheme of arrangement pursuant to Section 176 of the Cos Act;

i) the AMSB's scheme of arrangement being unconditional. The requisite approvals of the scheme creditors of AMSB pursuant to AMSB's scheme of arrangement were obtained on 26 September 2002. The AMSB's scheme of arrangement is presently pending sanction by the High Court of Malaya under Section 176(3) of the Cos Act;

j) the Proposed ACB Scheme being sanctioned by the High Court pursuant to Section 176 of the Cos Act and the Proposed Capital Reconstruction Exercise for ACB being sanctioned by the High Court pursuant to Section 64 of the Cos Act; and

k) the Schemes for the LCB Group, the LLB Group and the AMB Group being unconditional (other than the reciprocal conditions in the respective Schemes).

Save for the Proposed Restricted Offer for Sale of LCB Shares, all proposals under the Proposed ACB Scheme (comprising the Proposed Corporate Restructuring Exercise, the Proposed Debt Restructuring Exercise and the Proposed Divestment Programme for the ACB Group) are inter-conditional to each other. The Proposed Restricted Offer for Sale of LCB Shares is, however, conditional upon the Proposed ACB Scheme.

In addition, the Schemes of the respective PLC Group (comprising the Proposed Corporate Restructuring Exercise, the Proposed Debt Restructuring Exercise and the Proposed Divestment Programme for the relevant PLC Group) are inter-conditional to each other.

The upfront cash payment, ACB Shares, ACB Bonds, ACB Debts and ACB-SPV Consolidated and Rescheduled Debts shall be paid/issued not later than 15 March 2003.. In the event that the upfront cash payment, ACB Shares, ACB Bonds, ACB Debts and ACB-SPV Consolidated and Rescheduled Debts are not paid/issued by 15 March 2003, the Proposed ACB Scheme shall be deemed to have lapsed and in such event, notwithstanding anything else provided in this Circular, nothing shall preclude any of the ACB Scheme Creditors from taking any action that they have or might have (including, without limitation, any claims for accruals, late charges, penalties, costs and expenses payment and indemnification obligation) arising from and in accordance with the existing loans/credit facilities of such ACB Scheme Creditor unless the date for the payment/issuance of the aforesaid upfront cash payment, ACB Shares, ACB Bonds, ACB Debts and ACB-SPV Consolidated and Rescheduled Debts after 15 March 2003 is subsequently approved by the ACB Scheme Creditors.

12. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Certain proposals within the Proposed ACB Scheme, namely the Related-Party Proposals are related party transactions.

Jen (B) Tan Sri Dato' Zain Hashim, Pee Kang Seng @ Lim Kang Seng, TSWC, Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim and M Chareon Sae Tang @ Tan Whye Aun are the Directors of ACB ("Interested Directors") who do not consider themselves independent in respect of the Proposed ACB Scheme due to the following:-

a) Jen (B) Tan Sri Dato' Zain Hashim is an employee of ACB, a company wherein TSWC (an Interested Director, as described in (c) below) has a substantial interest;

b) Pee Kang Seng @ Lim Kang Seng is an employee of ACB, a company wherein TSWC has a substantial interest

c) TSWC is the Chairman and Managing Director of LCB and Silverstone and the Chairman of AMB. He is a substantial shareholder of ACB (Direct - Nil; Indirect - 36.97%), AMB (Direct - 0.01%; Indirect - 59.61%), LLB (Direct - Negligible; Indirect - 57.65%), LCB (Direct - 0.10%; Indirect - 57.32%) and Silverstone (Direct - Nil; Indirect - 73.45%);

d) Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim is the representative of LTAT, a substantial shareholder of ACB (Direct - 21%; Indirect - Nil), AMB (Direct - 4.22%; Indirect - 58%), LCB (Direct - Nil; Indirect - 20.19%), LLB (Direct - 2.93%; Indirect - 50.56%) and Silverstone (Direct - 4.54%; Indirect - 58.69%); and

e) M Chareon Sae Tang @ Tan Whye Aun is also a Director of LCB, a substantial shareholder of ACB (Direct - 19.35%; Indirect - 10.01%), AMB (Direct - 0.006%; Indirect - 57.99%), LLB (Direct - Negligible, Indirect - 50.48%) and Silverstone (Direct - 5.40%; Indirect - 53.29%).

The Interested Directors have abstained and will continue to abstain from all deliberations and voting at ACB's Board of Directors meetings on the Proposed ACB Scheme.

As at 25 November 2002, the Interested Directors having interest in ACB Shares, and persons connected with them (as defined under Section 122A of the Cos Act) and having interest in ACB Shares, are as follows:

Interested Directors	Direct No. of ACB Shares	%	Indirect No. of ACB Shares	%
Jen (B) Tan Sri Dato' Zain Hashim	-	-	175,000 [a]	-
Pee Kang Sang @ Lim Kang Seng	-	-	-	-
TSWC	-	-	465,726,886 [b]	36.97
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim	-	-	-	-
M Chareon Sae Tang @ Tan Whye Aun	-	-	-	-

Notes:

a *175,000 options granted pursuant to the Executive Share Option Scheme of ACB.*

b *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct – Nil; Indirect - 81.46%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), Lancaster (Direct - 60%; Indirect – Nil), LHSB (Direct – Nil; Indirect - 80%), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 79%), WCSB (Direct - 99.99%; Indirect - 0.01%), Horizon Towers (Direct – Nil; Indirect - 100%), LHPL (Direct – Nil; Indirect - 58.80%), LCB (Direct - 0.1%; Indirect - 57.32%), Limpahjaya (Direct – Nil; Indirect - 100%) and Ceemax (Direct – Nil; Indirect - 100%).*

The persons connected with the Interested Directors (as defined under Section 122A of the Cos Act) and having interest in ACB Shares who do not consider themselves independent of the Proposed ACB Scheme are as follows:

a) Puan Sri Chan Chau Ha is the spouse of TSWC;
b) Cheng Theng Kee is the brother of TSWC;
c) Chen Shok Ching is the spouse of Cheng Theng Kee;
d) Cheng Chai Hai is the sister of TSWC; and
e) The following are companies in which TSWC has substantial interests as at 25 November 2002:

Company	Direct %	Indirect %
Finlink	-	100.00
Panoron	-	100.00
Ceemax	-	100.00
Araniaga	-	100.00
Teck Bee Mining	5.59	90.29
LHSB	-	80.00
Happyvest	-	81.46
Amanvest	-	100.00
Limpahjaya	-	100.00
LHPL	-	58.80
Lancaster	60.00	-
Utara Enterprise	50.00	50.00
WCSB	99.99	0.01
LCB	0.10	57.63
Horizon Towers	-	100.00
Tirta	-	79.00

Persons connected with Interested Directors	Direct No. of ACB Shares	%	Indirect No. of ACB Shares	%
Puan Sri Chan Chau Ha	376,000	0.03	570,000 [a]	0.04
Cheng Theng Kee	654,000	0.05	-	-
Chen Shok Ching	19,000	*	-	-
Cheng Chai Hai	513,000	0.04	-	-
Horizon Towers	2,550,000	0.20	-	-
LHPL	570,000	0.04	-	-
Tirta	55,753,505	4.43	-	-
Araniaga	5,400	*	-	-
Teck Bee Mining	150,000	0.01	-	-
Finlink	5,417,438	0.43	-	-
Panoron	478,543	0.04	55,753,505 [b]	4.43
Ceemax	179,694	0.01	-	-
Lancaster	9,480,000	0.75	445,361,826 [c]	35.36
Utara Enterprise	-	-	445,361,826 [d]	35.36
WCSB	7,585,366	0.60	445,361,826 [e]	35.36
LHSB	22,926	*	445,338,900 [f]	35.36
Happyvest	654,381	0.05	444,529,119 [g]	35.29
Amanvest	12,972,395	1.03	375,324,676 [h]	29.80
Limpahjaya	126,133,797	10.01	-	-
LCB	243,773,441	19.35	126,133,797 [i]	10.01

Notes:

* *Negligible*

a *Deemed interested by virtue of Section 6A of the Cos Act held via LHPL (Direct - 58.80%; Indirect - Nil)*

b	*Deemed interested by virtue of Section 6A of the Cos Act held via Tirta (Direct - 15.64%; Indirect - Nil)*
c	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Happyvest (Direct - Nil; Indirect - 51.01%), Panoron (Direct - Nil; Indirect - 100%), Araniaga (Direct - Nil; Indirect - 51%), LHSB (Direct - 20%; Indirect - Nil), Finlink (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), Tirta (Direct - Nil; Indirect - 67.04%), LCB (Direct - Nil; Indirect - 32.87%) and Limpahjaya (Direct - Nil; Indirect - 100%)*
d	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Happyvest (Direct - 15.12%; Indirect – 51.01%), Panoron (Direct - Nil; Indirect - 100%), Araniaga (Direct - Nil; Indirect - 51%), LHSB (Direct - 20%; Indirect - Nil), Finlink (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), Tirta (Direct - Nil; Indirect – 67.04%), LCB (Direct - Nil; Indirect - 32.87%) and Limpahjaya (Direct - Nil; Indirect - 100%)*
e	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Happyvest (Direct – 9.01%; Indirect – 51.01%), Panoron (Direct - Nil; Indirect - 100%), Araniaga (Direct - Nil; Indirect - 51%), LHSB (Direct - 40%; Indirect - 20%), Finlink (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), Tirta (Direct - Nil; Indirect - 67.04%), LCB (Direct - 0.21%; Indirect - 32.87%) and Limpahjaya (Direct - Nil; Indirect - 100%)*
f	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Happyvest (Direct - 51.01%; Indirect - Nil), Panoron (Direct - Nil; Indirect - 100%), Araniaga (Direct - 51%; Indirect - Nil), Finlink (Direct - Nil; Indirect 100%), Teck Bee Mining (Direct - 77.06%; Indirect - 13.23%), Tirta (Direct - Nil; Indirect - 67.04%), LCB (Direct – 8.66%; Indirect - 24.21%) and Limpahjaya (Direct - Nil; Indirect - 100%)*
g	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - 100%; Indirect - Nil), Panoron (Direct - Nil; Indirect - 100%), Finlink (Direct - Nil; Indirect - 100%), Tirta (Direct - 51.31%; Indirect - 15.64%), LCB (Direct - Nil; Indirect - 24.21%) and Limpahjaya (Direct - Nil; Indirect - 100%)*
h	*Deemed interested by virtue of Section 6A of the Cos Act held via Finlink (Direct - 100%; Indirect - Nil), LCB (Direct - 24.21%; Indirect - Nil) and Limpahjaya (Direct - Nil; Indirect - 100%)*
i	*Deemed interested by virtue of Section 6A of the Cos Act held via Limpahjaya (Direct - Nil; Indirect - 100%)*

The Interested Directors who have interest in ACB Shares and persons connected with them (as defined under Section 122A of the Cos Act) and having interest in ACB Shares, have agreed to abstain from voting, in respect of their direct and indirect shareholdings with regard to the Proposed ACB Scheme at the forthcoming EGM to be convened.

The Interested Substantial Shareholders do not consider themselves independent of the Proposed ACB Scheme due to the following:

(a) TSWC is a Director of ACB, the Chairman and Managing Director of LCB and Silverstone and the Chairman of AMB. He is also a substantial shareholder of LCB (Direct - 0.10%; Indirect - 57.32%), AMB (Direct - 0.01%; Indirect - 59.61%), LLB (Direct - Negligible; Indirect - 57.65%) and Silverstone (Direct - Nil; Indirect - 73.45%) and has a direct and indirect interest in Teck Bee Mining (Direct - 5.59%; Indirect - 77.06%) and Horizon Towers (Direct - Nil; Indirect - 100%).

(b) DAC is a Director LCB and AMB and the Managing Director of LLB. He is also a substantial shareholder of LCB (Direct - 0.15%; Indirect - 35.40%), AMB (Direct - 0.14%; Indirect - 59.54%), LLB (Direct - 0.10%; Indirect - 55.47%) and Silverstone (Direct - 0.77%; Indirect - 73.12%) and has a direct and indirect interest in Teck Bee Mining (Direct - Nil; Indirect - 90.29%) and Horizon Towers (Direct - Nil; Indirect - 100%).

(c) LRPL, Lancaster, Utara Enterprise, WCSB, LHSB, Happyvest, Amanvest and LTAT are substantial shareholders of LCB, AMB and LLB. LRPL is also deemed to have a substantial interest in Horizon Towers (Direct - Nil; Indirect - 100%).

LRPL, Lancaster, Utara Enterprise, WCSB, LHSB, Happyvest, Amanvest and LTAT's substantial interest in LCB, AMB and LLB as at 25 November 2002 are as follows:

Company	Interest in LCB Direct (%)	Interest in LCB Indirect (%)	Interest in AMB Direct (%)	Interest in AMB Indirect (%)	Interest in LLB Direct (%)	Interest in LLB Indirect (%)
LRPL	-	34.42	-	59.54	-	55.45
Lancaster	-	32.56	-	59.54	1.94	54.02
Utara Enterprise	-	32.56	-	59.54	-	54.02
WCSB	0.21	32.56	0.06	59.54	**	54.02
LHSB	8.66	23.90	0.002	59.53	2.10	51.92
Happyvest	-	23.90	-	59.53	-	51.91
Amanvest	23.90	-	0.15	58.00	1.40	50.48
LTAT	-	20.19	4.22	58.00	2.93	50.55

** *Negligible*

(d) LCB is a substantial shareholder of AMB (Direct - 0.006%; Indirect - 57.99%) and LLB (Direct - Negligible; Indirect - 50.48%).

(e) Limpahjaya is a wholly-owned subsidiary of LCB.

Based on ACB's Register of Substantial Shareholders as at 25 November 2002, the ACB's substantial shareholders deemed interested ("Interested Substantial Shareholders") in the Proposed ACB Scheme and persons connected with them (as defined under Section 122A of the Cos Act) and having interest in ACB Shares, are as follows:

Interested Substantial Shareholders	Direct No. of ACB Shares	Direct %	Indirect No. of ACB Shares	Indirect %
TSWC	-	-	465,726,886 [a]	36.97
LRPL	-	-	447,911,826 [b]	35.56
DAC	435,000	0.03	449,607,826 [c]	35.70
Lancaster	9,480,000	0.75	445,361,826 [d]	35.36
Utara Enterprise	-	-	445,361,826 [e]	35.36
WCSB	7,585,366	0.60	445,361,826 [f]	35.36
LHSB	22,926	*	445,338,900 [g]	35.36
Happyvest	654,381	0.05	444,529,119 [h]	35.29
Amanvest	12,972,395	1.03	375,324,676 [i]	29.80
LTAT	264,505,413	21.00	-	-
Limpahjaya	126,133,797	10.01	-	-
LCB	243,773,441	19.35	126,133,797 [j]	10.01

Notes:

* *Negligible*

a *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Happyvest (Direct - Nil; Indirect - 81.46%), Panoron (Direct - Nil; Indirect - 100%), Araniaga (Direct - Nil; Indirect - 100%), Lancaster (Direct - 60%; Indirect - Nil), LHSB (Direct - Nil; Indirect - 80%), Finlink (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Tirta (Direct - Nil; Indirect - 79%), WCSB (Direct - 99.99%; Indirect 0.01%), Horizon Towers (Direct - Nil; Indirect - 100%), LHPL (Direct - Nil; Indirect 58.80%), LCB (Direct - 0.1%; Indirect - 57.63%), Limpahjaya (Direct - Nil; Indirect - 100%) and Ceemax (Direct - Nil; Indirect - 100%)*

b *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Happyvest (Direct - 11.74%; Indirect - 51.01%), Panoron (Direct - Nil; Indirect - 100%), Araniaga (Direct - Nil; Indirect - 100%), LHSB (Direct - 19.17%; Indirect - Nil), Finlink (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), Tirta (Direct - Nil; Indirect - 67.04%), Horizon Towers (Direct - Nil; Indirect - 100%), LCB (Direct - Nil; Indirect - 34.73%) and Limpahjaya (Direct - Nil; Indirect - 100%)*

c *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Happyvest (Direct - 5.49%; Indirect - 62.75%), Panoron (Direct - Nil; Indirect - 100%), Araniaga (Direct - Nil; Indirect - 100%), LHSB (Direct - 0.83%; Indirect - 19.17%), Finlink (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), Tirta (Direct - Nil; Indirect - 70,64%), Horizon Towers (Direct - Nil; Indirect - 100%), LCB (Direct - 0.15%; Indirect - 35.71%), Limpahjaya (Direct - Nil; Indirect - 100%) and Sin Seng (Direct - 20%; Indirect - Nil)*

d *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Happyvest (Direct - Nil; Indirect – 51.01%), Panoron (Direct - Nil; Indirect - 100%), Araniaga (Direct - Nil; Indirect - 51%), LHSB (Direct – 20%; Indirect - Nil), Finlink (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect – 90.29%), Tirta (Direct - Nil; Indirect - 67.04%), LCB (Direct - Nil; Indirect - 32.87%), Limpahjaya (Direct - Nil; Indirect - 100%)*

e *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Happyvest (Direct - 15.12%; Indirect - 51.01%), Panoron (Direct - Nil; Indirect - 100%), Araniaga (Direct - Nil; Indirect - 51%), LHSB (Direct - 20%; Indirect - Nil), Finlink (Direct - Nil; Indirect 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct - Nil; Indirect - 67.04%), LCB (Direct - Nil; Indirect - 32.87%) and Limpahjaya (Direct - Nil; Indirect - 100%)*

f *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Happyvest (Direct - 9.01%; Indirect – 66.13%), Panoron (Direct - Nil; Indirect - 100%), Araniaga (Direct - Nil; Indirect - 51%), LHSB (Direct - 40%; Indirect - 20%), Finlink (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), Tirta (Direct - Nil; Indirect - 67.04%), LCB (Direct - 0.21%; Indirect - 32.87%) and Limpahjaya (Direct - Nil; Indirect - 100%)*

g *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Happyvest (Direct - 51.01%; Indirect - 66.13%), Panoron (Direct - Nil; Indirect - 100%), Araniaga (Direct - 51%; Indirect - Nil), Finlink (Direct - Nil; Indirect – 100%), Teck Bee Mining (Direct - 77.06%; Indirect – 13.23%), Tirta (Direct - Nil; Indirect - 67.04%), LCB (Direct 8.66%; Indirect 24.21%) and Limpahjaya (Direct - Nil; Indirect - 100%)*

h *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - 100%; Indirect - Nil), Panoron (Direct - Nil; Indirect - 100%), Finlink (Direct - Nil; Indirect - 100%), Tirta (Direct – 51.31%; Indirect – 15.64%), LCB (Direct - Nil; Indirect – 24.21%) and Limpahjaya (Direct - Nil; Indirect - 100%)*

i *Deemed interested by virtue of Section 6A of the Cos Act held via Finlink (Direct - 100%; Indirect - Nil), LCB (Direct - 24.21%; Indirect - Nil) and Limpahjaya (Direct – Nil; Indirect - 100%)*

j *Deemed interested by virtue of Section 6A of the Cos Act held via Limpahjaya (Direct - Nil; Indirect - 100%)*

The persons connected with the Interested Substantial Shareholders (as defined under Section 122A of the Cos Act) and having interest in ACB Shares who do not consider themselves independent of the Proposed ACB Scheme are as follows:

a) Puan Sri Chan Chau Ha is the spouse of TSWC.
b) Datin Ng Seok Kuan is the spouse of DAC.
c) Cheng Theng Kee is the brother of TSWC and the father of DAC.
d) Cheng Yoong Choong is the brother of DAC
e) Cheng Wei Meng is the sister of DAC.
f) Cheng Huay Joo is the sister of DAC.
g) Chen Shok Ching is the mother of DAC.
h) Cheng Chai Hai is the sister of TSWC.
i) The companies in which TSWC and DAC have substantial interests as at 25 November 2002 are as follows:-

	←------TSWC------→		←--------DAC--------→	
Company	Direct %	Indirect %	Direct %	Indirect %
Finlink	-	100.00	-	100.00
Panoron	-	100.00	-	100.00
Araniaga	-	100.00	-	100.00
Teck Bee Mining	5.59	90.29	-	90.29
Horizon Towers	-	100.00	-	100.00
Tirta	-	79.00	-	70.64

j) The companies in which TSWC has substantial interests as at 25 November 2002 are as follows:-

Company	Direct %	Indirect %
Ceemax	-	100.00
LHPL	-	58.80

k) Sin Seng, a company in which DAC has: direct interest - 20%; indirect interest - Nil

Persons connected with Interested Substantial shareholders	Direct No. of ACB Shares	%	Indirect No. of ACB Shares	%
Puan Sri Chan Chau Ha	376,000	0.03	570,000 [a]	0.04
Datin Ng Seok Kuan	1,200	*	-	-
Cheng Theng Kee	654,000	0.05	-	-
Cheng Yoong Choong	5,000	*	-	-
Chen Shok Ching	19,000	*	-	-
Cheng Wei Meng	14,000	*	-	-
Cheng Huay Joo	122,500	0.01	-	-
Cheng Chai Hai	513,000	0.04	-	-
Horizon Towers	2,550,000	0.20	-	-
LHPL	570,000	0.04	-	-
Tirta	55,753,505	4.43	-	-
Araniaga	5,400	*	-	-
Teck Bee Mining	150,000	0.01	-	-
Finlink	5,417,438	0.43	-	-
Panoron	478,543	0.04	55,753,505 [b]	4.43
Sin Seng	1,696,000	0.13	-	-
Ceemax	179,694	0.01	-	-

Notes:
* *Negligible*
a Deemed interested by virtue of Section 6A of the Cos Act held via LHPL (Direct - 58.80%; Indirect - Nil)
b Deemed interested by virtue of Section 6A of the Cos Act held via Tirta (Direct - 15.64%; Indirect - Nil)

The Interested Substantial Shareholders and persons connected with them (as defined under Section 122A of the Cos Act) and having interest in ACB Shares have agreed to abstain from voting in respect of their direct and indirect shareholdings with regard to the Proposed ACB Scheme at the forthcoming EGM to be convened.

Saved as disclosed above, none of the other Directors and Substantial Shareholders of ACB and persons connected with them (as defined under Section 122A of the Cos Act) have any direct and/or indirect interest in the Proposed ACB Scheme.

13. OTHER MATTERS

13.1 Other Intended Corporate Exercise Which Have Been Announced But Not Yet Completed

Save as disclosed below and the Proposed ACB Scheme, there are no other intended corporate exercise which have been announced but not yet completed prior to the printing of this Circular.

a) (i) Proposed disposal of 150,000 ordinary shares of RM1.00 each representing 100% equity interest in Optima Jaya Sdn Bhd ("OJSB"), a wholly-owned subsidiary of ACB to SCB Developments Berhad ("SCB") for a consideration of RM150,000 to be settled pursuant to proposal (iii) below ("Proposed Disposal");

(ii) Proposed assumption of certain liabilities of OJSB by ACB amounting to RM112,681,542 and waiver by ACB of RM87,244,640 owing by OJSB to ACB; and;

(iii) Proposed settlement by SCB of the consideration for the Proposed Disposal of RM150,000 and the net aggregate amount of RM113,850,000 owing by OJSB to ACB via a cash payment of RM10,000,500 and the balance of RM103,999,500 by an issue of 23,111,000 new ordinary shares of RM1.00 each in SCB valued at RM4.50 per SCB share.

Barring unforeseen circumstances, the aforesaid proposals are expected to be completed by the first quarter of 2003.

b) Proposed joint-venture between Beijing Parkson Light Industry Development Co., Ltd. a 65% owned indirect subsidiary of ACB and Xinjiang Friendship (Group) Co., Ltd.

Barring unforeseen circumstances, the aforesaid proposal is expected to be completed by March 2003.

c) Proposed disposal by Henrietta Rubber Estate Limited of 900.871 acres of freehold agricultural land in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and the Mukim of Ulu Kinta, Perak Darul Ridzuan for a cash consideration of RM27.927 million

Barring unforeseen circumstances, aforesaid proposal is expected to be completed by 28 February 2003.

13.2 Items of Concerns

Pursuant to the Proposed GWRS, a legal due diligence review conducted on the Lion Group (including the ACB Group) has revealed several Items of Concern in the PRC, such as the transfer of land use rights and property ownership rights by the other joint-venture parties in PRC ("PRC Party") to the joint-venture companies.

The resolution of the Items of Concern have been incorporated as conditions precedent in respect of the following transactions as the Shares of the affected PLC, namely ACB, LLB and AMB (which is the holding company of the PRC companies which are the subject matter of the Items of Concern) are proposed to be acquired or issued as consideration:

(a) Proposed Acquisition of Lion Plaza;
(b) Proposed Divestment of LLB; and
(c) Proposed Divestment of Silverstone.

Further, the SC has, *vide* its letter dated 9 July 2002 approving the Proposed ACB Scheme, imposed a condition that the Items of Concern must be resolved prior to the implementation of the Proposed GWRS. However, the SC has subsequently waived the earlier requirement *vide* its letter dated 1 October 2002 following an appeal submitted by ACB. In compliance with the SC's condition for the said waiver, the following undertakings have been furnished to/by the ACB Group in respect of the Items of Concern:

(i) In respect of the Proposed Acquisition of Lion Plaza, an undertaking has been furnished by Akurjaya pursuant to the supplemental share sale agreement dated 7 January 2003 in favour of LLB whereby Akurjaya shall indemnify LLB of all costs and losses incurred as a result of the Items of Concern not being resolved prior to the implementation of the Proposed ACB Scheme. Further details of the aforesaid undertaking are set out in Section 5.5.5 of this Circular. The Directors of Akurjaya will endeavour to take all necessary steps to resolve the aforesaid Items of Concern as soon as possible.

(ii) In respect of the Proposed Divestment of LLB, an undertaking has been furnished by ACB, Umatrac and Konming pursuant to the supplemental share sale agreement dated 7 January 2003 in favour of LCB whereby ACB, Umatrac and Konming shall indemnify LCB of all costs and losses incurred as a result of the Items of Concern not being resolved prior to the implementation of the Proposed ACB Scheme. Further details of the aforesaid undertaking are set out in Section 5.7.5 of this Circular. The Directors of ACB, Umatrac and Konming will endeavour to take all necessary steps to resolve the aforesaid Items of Concern as soon as possible.

(iii) In respect of the Proposed Divestment of Silvestone, an undertaking has been furnished by AMB pursuant to the supplemental share sale agreement dated 7 January 2003 in favour of Umatrac and ACB whereby AMB shall indemnify Umatrac and ACB of all costs and losses incurred as a result of the Items of Concern not being resolved prior to the implementation of the Proposed ACB Scheme. Further details of the aforesaid undertaking are set out in Section 5.10.5 of this Circular. The Directors of AMB will endeavour to take all necessary steps to resolve the aforesaid Items of Concern as soon as possible.

The Directors of ACB, LLB and AMB have undertaken to endeavour to take all necessary steps to resolve the aforesaid Items of Concern as soon as possible. A summary of the Items of Concern and the steps which have been/will be undertaken by the Directors of ACB, LLB and AMB to resolve the Items of Concern are set out in Appendix XIX.

13.3 Proposed Increase In Authorised Share Capital

The present authorised share capital of ACB is RM1,000,000,000 comprising 2,000,000,000 ordinary shares of RM0.50 each of which 1,259,593,001 ordinary shares of RM0.50 each have been issued and fully paid up as at the date of this Circular.

On completion of the Proposed ACB Scheme and upon full exercise of the Warrants, the issued and fully paid up share capital of ACB is expected to increase to RM1,584.28 million. It is therefore proposed that the authorised share capital of ACB be increased to RM2,000,000,000 comprising 2,000,000,000 ordinary shares of RM1.00 each in order to accommodate any further future increases in the issued share capital of ACB.

The Proposed Increase In Authorised Share Capital will accommodate the Proposed ACB Scheme and future corporate exercises involving the issue of new ACB Shares or instruments convertible/exercisable into new ACB Shares.

14. INDEPENDENT ADVICE

Certain proposals within the Proposed ACB Scheme (namely the Related-Party Proposals) are related party transactions, and in compliance with the requirements of Chapter 10 of the Listing Requirements of the KLSE, Andersen has been appointed by ACB as the Independent Adviser to advise the Independent Directors and minority shareholders of ACB on the fairness and reasonableness of the terms and conditions of the Related-Party Proposals.

Andersen has met the requirements of the Listing Requirements of the KLSE to act as the independent adviser to the Independent Directors and minority shareholders of ACB and the KLSE and SC have approved the appointment of Andersen as the Independent Adviser on 9 October, 2000 and 13 October, 2000 respectively.

Andersen's Independent Advice Circular will be despatched to shareholders in due course. Shareholders are advised to read both this Circular and the Independent Advice Circular carefully prior to voting on the resolutions pertaining to the Proposed ACB Scheme (which includes the Related-Party Proposals) to be tabled at the forthcoming EGM.

KPMG has been appointed as the Independent Financial Adviser to the ACB Group FI Lenders. KPMG's evaluation was despatched to the ACB Group FI Lenders on 20 August 2002 prior to the Court-Convened Meetings.

15. BOARD'S RECOMMENDATION

Having considered the financial position of the ACB Group, your Board is of the view that the Proposed ACB Scheme is in the best interest of the Company and would allow the ACB Group to recognise and address the positions of the ACB Scheme Creditors and with the resources available, repay the ACB Scheme Creditors in an orderly manner and enable the ACB Scheme Companies to continue operations on a going-concern basis. The Proposed ACB Scheme also recognises and addresses the Inter-PLC Debts owed to the ACB Scheme Companies by other companies within the Lion Group and owed by the ACB Scheme Companies to other companies within the Lion Group. In view of the foregoing, your Board is of the view that the Proposed ACB Scheme represents an equitable solution for all stakeholders including the shareholders.

Accordingly, your Board (apart from Jen (B) Tan Sri Dato' Zain Hashim, Pee Kang Seng @ Lim Kang Seng, TSWC, Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim and M Chareon Sae Tang @ Tan Whye Aun) recommends that you vote in favour of the resolutions pertaining to the Proposed ACB Scheme at the forthcoming EGM.

In addition, your Board is of the view that the Proposed Increase in Authorised Share Capital is necessary for the Company pursuant to the Proposed ACB Scheme. Accordingly, your Board recommends that you vote in favour of the resolution pertaining to the Proposed Increase in Authorised Share Capital at the forthcoming EGM.

16. EGM

The EGM, the notice of which is enclosed in this Circular, will be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 9.00 a.m., to consider and if thought fit to pass the resolutions to give effect to the Proposals.

If you are unable to attend and vote in person at the forthcoming EGM, you should complete, sign and return the enclosed Form of Proxy in accordance with the instructions printed therein as soon as possible and in any event so as to arrive at the Registered Office of ACB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not later than 48 hours before the time fixed for the EGM. The completion and return of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

17. FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully,
For and on behalf of the Board of Directors
AMSTEEL CORPORATION BERHAD

MUNAJAT BIN IDRIS
INDEPENDENT DIRECTOR

INFORMATION ON ACB

1. HISTORY AND BUSINESS

ACB was incorporated in Malaysia on 10 October 1974 as Kinta Steel Sdn Bhd under the Cos Act. It changed its name to Amalgamated Steel Mills Sdn Bhd on 9 July 1976. It was converted into a public company on 18 June 1982. ACB was listed on the Main Board of the KLSE on 13 January 1983. It adopted its current name on 12 December 1994.

Before the Proposed GWRS, ACB is an investment holding company whose subsidiaries are involved in the manufacture and marketing of steel bars, wire rods and hot briquetted iron ("HBI"), distribution and manufacture of tyres, rubber compound and other related products, manufacture of light trucks and buses and motorcycle parts and accessories, sale and distribution of "Suzuki" motor vehicles, beer brewing, integrated wood based activities and pulp and paper mill operation, property development, cultivation of rubber and oil palm, processing of palm oil and plantation management and operation of departmental stores and hypermarket.

The Proposed Corporate Restructuring Exercise of ACB to be implemented pursuant to the Proposed GWRS seeks to rationalise the activities of the ACB Group. Following the implementation of the Proposed Corporate Restructuring Exercise of ACB, the ACB Group would concentrate on the operation of departmental stores and hypermarkets, cultivation of rubber and oil palm and processing of palm oil and plantation management and property development.

OPERATION OF DEPARTMENTAL STORES AND HYPERMARKETS

The details of ACB's departmental stores / hypermarkets are as follows:

Parkson stores and Xtra Supercenters located in Malaysia

Departmental stores / hypermarkets and location	Trading area in square meters
Parkson Grand	
Suria KLCC, Kuala Lumpur	10,361
Sungai Wang Plaza, Kuala Lumpur	12,336
Atria, Damansara Jaya, Selangor	9,335
Subang Parade, Subang Jaya, Selangor	8,964
Mahkota Parade, Melaka	8,726
Holiday Inn Plaza, Johor Bahru, Johor	5,492
Kuching, Sarawak	5,977
Miri, Sarawak	5,353
Wawasan Plaza, Kota Kinabalu, Sabah	5,459
Gurney Plaza, Penang	9,782
Prangin Mall Komtar, Penang	10,188
Klang Parade, Klang, Selangor	6,506
Seremban Parade, Seremban, Negeri Sembilan	6,383
Ipoh Parade, Ipoh, Perak	11,555
Parkson Ria	
Batu Gajah, Perak	1,365
Petani Parade, Sungai Petani, Kedah	6,141
Kajang, Selangor	5,309
Kuantan Plaza, Kuantan, Pahang	6,376
TAR Complex, Johor	2,245
Pontian, Johor	1,093
Mersing, Johor	883
Skudai, Johor	3,291

Departmental stores / hypermarkets and location	Trading area in square meters
Karamunsing, Kota Kinabalu, Sabah	1,131
Labuan	3,111
Sibu, Sarawak	3,944
Xtra Supercenter Sdn Bhd	
The Mines Mall, Selangor	5,601
Klang Parade, Klang, Selangor	4,589
Ipoh Parade, Ipoh, Perak	1,988
Southern City, Johor Bahru, Johor	6,648
Prangin Mall Komtar, Penang	1,451

The total number of staff employed by Parkson Malaysia and Xtra Supercenters as at 25 November 2002 are 1,869 and 512 respectively. The principal markets targeted by Parkson Malaysia are the middle and upper class income group whereas the principal market targeted by Xtra Supercenters is the lower class income group.

Parkson stores and Xtra Supercenters located in PRC

Departmental stores / hypermarkets and location	Trading area in square meters
Parkson, Beijing	26,485
Parkson, Shanghai	14,097
Parkson, Chengdu	7,270
Parkson, Dalian	13,630
Parkson, Qingdao	22,006
Parkson, Wuhan Shopping Centre	83,000
Parkson, Wuxi	15,658
Parkson, Yangzhou	12,035
Parkson, Xian	11,640
Parkson, Chongqing	6,059
Parkson, Mianyang	13,384
Parkson, Nanshan	3,500
Parkson, Inner Mongolia	14,000
Parkson, Jimou	12,216
Parkson, Laoshan	16,422
Parkson, Hefei	22,128
Parkson, Weifang	22,000
Parkson, Langgao	14,687
Parkson, Anshan	34,364
Parkson, Zhongshang	5,517
Parkson, Lanzhou	11,776
Parkson, Haisheng	7,550
Parkson, Guiyang	9,274
Parkson, Deyang	7,300
Parkson, Guangzhou	19,879
Parkson, Kunming	19,866
Parkson, Moer	25,000
Parkson, Hunan	8,709
Parkson, Taiyuan, Shanxi	26,598
Parkson, Shantou	13,002
Parkson, Shenyang	34,093
Xtra Supercenter, Zibo	7,395
Xtra Supercenter, Shenyang	8,660
Xtra Supercenter, Xining	10,000

As at 25 November 2002, Parkson China employed approximately 6,000 staff. The principal area targeted by Parkson China are the provincial capitals, where the population is approximately 1 million and the age group is between 18 and 38 years of age.

CULTIVATION OF RUBBER AND OIL PALM, PROCESSING OF PALM OIL, PLANTATION MANAGEMENT AND PROPERTY DEVELOPMENT

ACB Group's principal activities of cultivation of rubber and oil palm, processing of palm oil, plantation management and property development after the Proposed Corporate Restructuring Exercise of ACB would be carried out via Akurjaya and Hiap Joo Chong. The details of the properties of Akurjaya and Hiap Joo Chong are set out in Section 6 of Appendix II(a) and Appendix II(b) of this Circular.

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of ACB are as follows:

	No. of ordinary shares	Par value (RM)	Total (RM)
Authorised	2,000,000,000	0.50	1,000,000,000
Issued and fully paid-up	1,259,593,001	0.50	629,796,500.50

Details of the changes in ACB's issued and fully paid-up share capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
10.10.1974	2	1.00	Cash	2
28.05.1976	3	1.00	Cash	5
04.01.1978	5,736,000	1.00	Cash	5,736,005
11.07.1978	6,263,995	1.00	Cash	12,000,000
08.02.1980	12,000,000	1.00	Bonus issue of 1 for 1	24,000,000
06.05.1981	2,400,000	1.00	Rights issue of 1 for 10 at RM1.00 per share	26,400,000
01.09.1981	11,600,000	1.00	Bonus issue of 29 for 66	38,000,000
20.02.1982	22,000,000	1.00	Bonus issue of 11 for 19	60,000,000
27.03.1982	12,000,000	1.00	Rights issue of 1 for 5 at RM1.00 per share	72,000,000
29.12.1982	13,000,000	1.00	Public issue at RM1.00 per share	85,000,000
16.12.1983	Sub-division of the par value of shares from RM1.00 per share to RM0.50 per share			85,000,000
01.02.1984	170,000,000	0.50	Bonus issue of 1 for 4 and rights issue of 3 for 4 at RM0.70 per share	170,000,000
15.01.1988	50,000,000	0.50	Acquisition of Inview Corporation Sdn Bhd at RM1.00 per share	195,000,000

INFORMATION ON ACB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
26.05.1988	10,177,494	0.50	Acquisition of 45.4% of Suzuki Assemblers Malaysia Sdn. Bhd. and 49% of Lion Suzuki Marketing Sdn Bhd at RM1.10 per share	200,088,747
22.08.1988	9,822,506	0.50	Special issue at RM1.10 per share	205,000,000
09.06.1990	65,000	0.50	Exercise of ESOS at RM4.03 per share	205,032,500
20.06.1990	101,000	0.50	Exercise of ESOS at RM4.03 per share	205,083,000
04.07.1990	32,000	0.50	Exercise of ESOS at RM4.03 per share	205,099,000
21.07.1990	167,000	0.50	Exercise of ESOS at RM4.03 per share	205,182,500
10.08.1990	71,000	0.50	Exercise of ESOS at RM4.03 per share	205,218,000
30.08.1990	14,000	0.50	Exercise of ESOS at RM4.03 per share	205,225,000
11.09.1990	46,000	0.50	Exercise of ESOS at RM4.03 per share	205,248,000
25.03.1991	3,000	0.50	Exercise of ESOS at RM4.03 per share	205,249,500
30.04.1991	107,000	0.50	Exercise of ESOS at RM4.03 per share	205,303,000
18.05.1991	35,000	0.50	Exercise of ESOS at RM4.03 per share	205,320,500
25.05.1991	58,000	0.50	Exercise of ESOS at RM4.03 per share	205,349,500
29.05.1991	187,000	0.50	Exercise of ESOS at RM4.03 per share	205,443,000
13.06.1991	179,000	0.50	Exercise of ESOS at RM4.03 per share	205,532,500
26.06.1991	51,000	0.50	Exercise of ESOS at RM4.03 per share	205,558,000
09.07.1991	34,000	0.50	Exercise of ESOS at RM4.03 per share	205,575,000
18.07.1991	14,000	0.50	Exercise of ESOS at RM4.03 per share	205,582,000
06.08.1991	24,000	0.50	Exercise of ESOS at RM4.03 per share	205,594,000
19.04.1993	205,594,000	0.50	Rights issue of 1 for 2 at RM1.65 per share	308,391,000
13.05.1993	10,000	0.50	Exercise of ESOS at RM2.72 per share	308,396,000
25.05.1993	29,000	0.50	Exercise of ESOS at RM2.72 per share	308,410,500
29.05.1993	17,000	0.50	Exercise of ESOS at RM2.72 per share	308,419,000
22.06.1993	284,000	0.50	Exercise of ESOS at RM2.72 per share	308,561,000
07.07.1993	4,000	0.50	Exercise of ESOS at RM2.72 per share	308,563,000
25.08.1993	9,000	0.50	Exercise of ESOS at RM2.72 per share	308,567,500
02.09.1993	642,000	0.50	Exercise of ESOS - 605,000 shares @ RM2.72 per share 37,000 shares @RM3.17 per share	308,888,500
09.09.1993	1,098,000	0.50	Exercise of ESOS - 757,000 shares @ RM2.72 per share 323,000 shares @RM3.17 per share 18,000 shares @RM3.24 per share	309,437,500

INFORMATION ON ACB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
17.09.1993	363,000	0.50	Exercise of ESOS - 321,000 shares @ RM2.72 per share 34,000 shares @RM3.17 per share 8,000 shares @RM3.24 per share	309,619,000
05.10.1993	494,000	0.50	Exercise of ESOS - 311,000 shares @ RM2.72 per share 148,000 shares @RM3.17 per share 35,000 shares @RM3.24 per share	309,866,000
19.10.1993	144,000	0.50	Exercise of ESOS - 133,000 shares @ RM2.72 per share 11,000 shares @RM3.17 per share	309,938,000
30.10.1993	506,000	0.50	Exercise of ESOS - 241,000 shares @ RM2.72 per share 197,000 shares @RM3.17 per share 68,000 shares @RM3.24 per share	310,191,000
15.11.1993	560,000	0.50	Exercise of ESOS - 256,000 shares @ RM2.72 per share 286,000 shares @RM3.17 per share 18,000 shares @RM3.24 per share	310,471,000
27.11.1993	837,000	0.50	Exercise of ESOS - 205,000 shares @ RM2.72 per share 431,000 shares @RM3.17 per share 201,000 shares @RM3.24 per share	310,889,500
11.12.1993	1,327,000	0.50	Exercise of ESOS - 274,000 shares @ RM2.72 per share 407,000 shares @RM3.17 per share 162,000 shares @RM3.24 per share 484,000 shares @RM3.73 per share	311,553,000
16.12.1993	1,769,000	0.50	Exercise of ESOS - 130,000 shares @ RM2.72 per share 584,000 shares @RM3.17 per share 173,000 shares @RM3.24 per share 882,000 shares @RM3.73 per share	312,437,500
17.01.1994	800,000	0.50	Exercise of ESOS - 135,000 shares @ RM2.72 per share 143,000 shares @RM3.17 per share 141,000 shares @RM3.24 per share 381,000 shares @RM3.73 per share	312,837,500
19.01.1994	435,000	0.50	Exercise of ESOS - 27,000 shares @ RM2.72 per share 63,000 shares @RM3.17 per share 59,000 shares @RM3.24 per share 286,000 shares @RM3.73 per share	313,055,000

INFORMATION ON ACB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
31.01.1994	103,000	0.50	Exercise of ESOS - 20,000 shares @ RM2.72 per share 26,000 shares @RM3.17 per share 23,000 shares @RM3.24 per share 34,000 shares @RM3.73 per share	313,106,500
18.02.1994	33,000	0.50	Exercise of ESOS - 5,000 shares @ RM2.72 per share 10,000 shares @RM3.17 per share 2,000 shares @RM3.24 per share 16,000 shares @RM3.73 per share	313,123,000
28.02.1994	191,000	0.50	Exercise of ESOS - 4,000 shares @ RM2.72 per share 32,000 shares @RM3.17 per share 97,000 shares @RM3.24 per share 58,000 shares @RM3.73 per share	313,218,500
11.03.1994	123,000	0.50	Exercise of ESOS - 7,000 shares @ RM2.72 per share 19,000 shares @RM3.17 per share 8,000 shares @RM3.24 per share 89,000 shares @RM3.73 per share	313,280,000
24.03.1994	21,000	0.50	Exercise of ESOS - 3,000 shares @ RM2.72 per share 5,000 shares @RM3.24 per share 13,000 shares @RM3.73 per share	313,290,500
31.03.1994	3,000	0.50	Exercise of ESOS - 1,000 shares @ RM2.72 per share 2,000 shares @RM3.17 per share	313,292,000
14.04.1994	2,000	0.50	Exercise of ESOS - 1,000 shares @ RM2.72 per share 1,000 shares @RM3.17 per share	313,293,000
28.04.1994	55,000	0.50	Exercise of ESOS - 15,000 shares @ RM2.72 per share 17,000 shares @RM3.17 per share 3,000 shares @RM3.24 per share 20,000 shares @RM3.73 per share	313,320,500
12.05.1994	17,000	0.50	Exercise of ESOS - 12,000 shares @ RM2.72 per share 5,000 shares @RM3.17 per share	313,329,000
10.06.1994	8,000	0.50	Exercise of ESOS - 2,000 shares @ RM2.72 per share 1,000 shares @RM3.17 per share 5,000 shares @RM3.24 per share	313,333,000
27.06.1994	5,000	0.50	Exercise of ESOS - 2,000 shares @ RM2.72 per share 2,000 shares @RM3.17 per share 1,000 shares @RM3.24 per share	313,335,500

INFORMATION ON ACB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
12.07.1994	10,000	0.50	Exercise of ESOS - 8,000 shares @ RM2.72 per share 2,000 shares @RM3.17 per share	313,340,500
30.07.1994	6,000	0.50	Exercise of ESOS at RM2.72 per share	313,343,500
17.08.1994	112,000	0.50	Exercise of ESOS - 32,000 shares @ RM2.72 per share 27,000 shares @RM3.17 per share 53,000 shares @RM3.24 per share	313,399,500
26.08.1994	144,000	0.50	Exercise of ESOS - 21,000 shares @ RM2.72 per share 55,000 shares @RM3.17 per share 56,000 shares @RM3.24 per share 12,000 shares @RM3.73 per share	313,471,500
09.09.1994	265,000	0.50	Exercise of ESOS - 27,000 shares @ RM2.72 per share 54,000 shares @RM3.17 per share 162,000 shares @RM3.24 per share 22,000 shares @RM3.73 per share	313,604,000
21.09.1994	247,000	0.50	Exercise of ESOS - 5,000 shares @ RM2.72 per share 43,000 shares @RM3.17 per share 40,000 shares @RM3.24 per share 159,000 shares @RM3.73 per share	313,727,500
29.09.1994	373,000	0.50	Exercise of ESOS - 11,000 shares @ RM2.72 per share 82,000 shares @RM3.17 per share 24,000 shares @RM3.24 per share 256,000 shares @RM3.73 per share	313,914,000
12.10.1994	728,000	0.50	Exercise of ESOS - 19,000 shares @ RM2.72 per share 87,000 shares @RM3.17 per share 79,000 shares @RM3.24 per share 543,000 shares @RM3.73 per share	314,278,000
19.10.1994	303,000	0.50	Exercise of ESOS - 2,000 shares @ RM2.72 per share 31,000 shares @RM3.17 per share 17,000 shares @RM3.24 per share 253,000 shares @RM3.73 per share	314,429,500
01.11.1994	238,000	0.50	Exercise of ESOS - 9,000 shares @ RM2.72 per share 6,000 shares @RM3.17 per share 104,000 shares @RM3.24 per share 119,000 shares @RM3.73 per share	314,548,500
14.12.1994	119,000	0.50	Exercise of ESOS - 20,000 shares @ RM3.17 per share 17,000 shares @RM3.24 per share 82,000 shares @RM3.73 per share	314,608,000

INFORMATION ON ACB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
14.01.1995	1,000	0.50	Exercise of ESOS at RM3.17 per share	314,608,500
17.03.1995	5,000	0.50	Exercise of ESOS at RM3.17 per share	314,611,000
22.05.1995	8,000	0.50	Exercise of ESOS - 4,000 shares @RM3.17 per share 4,000 shares @RM3.24 per share	314,615,000
27.06.1995	4,000	0.50	Exercise of ESOS at RM3.64 per share	314,617,000
20.07.1995	68,000	0.50	Exercise of ESOS at RM3.64 per share	314,651,000
10.08.1995	52,000	0.50	Exercise of ESOS - 14,000 shares @RM2.72 per share 38,000 shares @RM3.64 per share	314,677,000
24.08.1995	75,000	0.50	Exercise of ESOS - 4,000 shares @RM3.17 per share 7,000 shares @RM3.24 per share 60,000 shares @RM3.64 per share 4,000 shares @RM3.73 per share	314,714,500
12.09.1995	45,000	0.50	Exercise of ESOS - 1,000 shares @RM3.17 per share 30,000 shares @RM3.64 per share 14,000 shares @RM3.73 per share	314,737,000
15.09.1995	35,000	0.50	Exercise of ESOS - 4,000 shares @RM3.17 per share 30,000 shares @RM3.64 per share 1,000 shares @RM3.73 per share	314,754,500
28.09.1995	503,607,200	0.50	Bonus issue of 3 for 5 and Dividends in Specie of 1 for 5	566,558,100
20.11.1995	125,901,800	0.50	Rights issue of 1 for 5 at RM1.70 per share	629,509,000
29.01.1996	2,000	0.50	Exercise of Warrants at RM2.20 per share	629,510,000
10.05.1996	12,000	0.50	Executive Share Option at RM1.53 per share	629,516,000
15.07.1996	1	0.50	Exercise of Warrants at RM2.20 per share	629,516,000.50
21.02.1997	42,000	0.50	Exercise of ESOS at RM1.99 per share	629,537,000.50
27.02.1997	40,000	0.50	Exercise of ESOS at RM1.99 per share	629,557,000.50
09.07.1999	22,000	0.50	Exercise of ESOS at RM0.80 per share	629,568,000.50
15.07.1999	17,000	0.50	Exercise of ESOS at RM0.80 per share	629,576,500.50
22.07.1999	46,000	0.50	Exercise of ESOS at RM0.80 per share	629,599,500.50
26.07.1999	60,000	0.50	Exercise of ESOS - 45,000 shares @ RM0.80 per share 15,000 shares @ RM1.10 per share	629,629,500.50

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
30.07.1999	243,000	0.50	Exercise of ESOS - 209,000 shares @ RM0.80 per share 34,000 shares @ RM1.10 per share	629,751,000.50
03.08.1999	42,000	0.50	Exercise of ESOS - 37,000 shares @ RM0.80 per share 5,000 shares @ RM1.10 per share	629,772,000.50
06.08.1999	34,000	0.50	Exercise of ESOS at RM0.80 per share	629,789,000.50
16.08.1999	10,000	0.50	Exercise of ESOS at RM0.80 per share	629,794,000.50
03.09.1999	5,000	0.50	Exercise of ESOS at RM0.80 per share	629,796,500.50

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Substantial Shareholders, the substantial shareholders of ACB as at 25 November 2002 are as follows:

	<--------------Shareholding		--------------->		
Name of substantial shareholders	**Direct**	**%**	**Indirect**	**%**	**Place of Incorporation/ Nationality**
TSWC	-	-	465,726,886 [a]	36.97	Malaysian
LRPL	-	-	447,911,826 [b]	35.56	Singapore
DAC	435,000	0.03	449,607,826 [c]	35.70	Singaporean
Lancaster	9,480,000	0.75	445,361,826 [d]	35.36	Hong Kong SAR
Utara Enterprise	-	-	445,361,826 [e]	35.36	Malaysia
WCSB	7,585,366	0.60	445,361,826 [f]	35.36	Malaysia
LHSB	22,926	*	445,338,900 [g]	35.36	Malaysia
Happyvest	654,381	0.05	444,529,119 [h]	35.29	Malaysia
Amanvest	12,972,395	1.03	375,324,676 [i]	29.80	Malaysia
Mirzan bin Mahathir	-	-	369,907,238 [j]	29.37	Malaysian
Peringkat Prestasi (M) Sdn Bhd	-	-	369,907,238 [k]	29.37	Malaysia
LTAT	264,505,413	21.00	-	-	Malaysia
Limpahjaya	126,133,797	10.01	-	-	Malaysia
LCB	243,773,441	19.35	126,133,797 [l]	10.01	Malaysia

INFORMATION ON ACB

Notes:

(Direct; Indirect) - represents the direct and indirect interest held.

- * *Negligible.*
- a *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct – Nil; Indirect - 81.46%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), Lancaster (Direct - 60%; Indirect - Nil), LHSB (Direct – Nil; Indirect - 80%), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 79%), WCSB (Direct - 99.99%; Indirect - 0.01%), Horizon Towers (Direct – Nil; Indirect - 100%), LHPL (Direct – Nil; Indirect - 58.80%), LCB (Direct - 0.1%; Indirect - 57.32%), Limpahjaya (Direct – Nil; Indirect - 100%) and Ceemax (Direct – Nil; Indirect - 100%).*
- b *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 11.74%; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), LHSB (Direct - 19.17%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%), Horizon Towers (Direct – Nil; Indirect - 100%), LCB (Direct – Nil; Indirect - 34.42%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
- c *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 5.49%; Indirect - 62.75%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), LHSB (Direct - 0.83%; Indirect - 19.17%), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 70.64%), Horizon Towers (Direct – Nil; Indirect - 100%), LCB (Direct - 0.15%; Indirect - 35.40%), Limpahjaya (Direct – Nil; Indirect - 100%) and Sin Seng (Direct - 20%; Indirect - Nil).*
- d *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct – Nil; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 20%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%), LCB (Direct – Nil; Indirect - 32.56%), Limpahjaya (Direct – Nil; Indirect - 100%)*
- e *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 15.12%; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 20%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect – 67.04%), LCB (Direct – Nil; Indirect - 32.56%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
- f *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 9.01%; Indirect - 66.13%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 40%; Indirect - 20%) , Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%), LCB (Direct - 0.21%; Indirect - 32.56%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
- g *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 51.01%; Indirect - Nil), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct - 51%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 77.06%; Indirect - 13.23%), Tirta (Direct – Nil; Indirect - 67.04%), LCB (Direct - 8.66%; Indirect – 23.90%) and Limpahjaya (Direct - Nil; Indirect - 100%).*
- h *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - 100%; Indirect - Nil), Panoron (Direct – Nil; Indirect - 100%), Finlink (Direct – Nil; Indirect - 100%), Tirta (Direct - 51.31%; Indirect - 15.64%), LCB (Direct – Nil; Indirect – 23.90%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
- i *Deemed interested by virtue of Section 6A of the Cos Act held via Finlink (Direct - 100%; Indirect - Nil), LCB (Direct – 23.90%; Indirect - Nil) and Limpahjaya (Direct – Nil; Indirect - 100%).*
- j *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct – Nil; Indirect - 15.80%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
- k *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 15.80%; Indirect - Nil) and Limpahjaya (Direct – Nil; Indirect - 100%).*
- l *Deemed interested by virtue of Section 6A of the Cos Act held via Limpahjaya (Direct - Nil; Indirect - 100%).*

4. BOARD OF DIRECTORS

The Board of Directors of ACB and their respective shareholdings in ACB as at 25 November 2002 are as follows:

Name	<----------------Shareholding------------->				Designation	Nationality
	Direct	%	Indirect	%		
Jen (B) Tan Sri Dato' Zain Hashim	-	-	175,000 [a]	-	Chairman	Malaysian
Pee Kang Seng @ Lim Kang Seng	-	-	-	-	Managing Director	Malaysian
TSWC	-	-	465,726,886 [b]	36.97	Director	Malaysian
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim	-	-	-	-	Director	Malaysian
Munajat Bin Idris	-	-	-	-	Director	Malaysian
M Chareon Sae Tang @ Tan Whye Aun	-	-	-	-	Director	Malaysian
Tan Siak Tee	50,000	0.004	-	-	Director	Malaysian

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a *175,000 options granted pursuant to the ESOS of ACB.*

b *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Happyvest (Direct - Nil; Indirect - 81.46%), Panoron (Direct - Nil; Indirect - 100%), Araniaga (Direct - Nil; Indirect - 100%), Lancaster (Direct - 60%; Indirect – Nil), LHSB (Direct – Nil; Indirect - 80%), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 79%), WCSB (Direct - 99.99%; Indirect - 0.01%), Horizon Towers (Direct - Nil; Indirect - 100%), LHPL (Direct – Nil; Indirect - 58.80%), LCB (Direct - 0.1%; Indirect - 57.32%), Limpahjaya (Direct - Nil; Indirect - 100%) and Ceemax (Direct – Nil; Indirect - 100%).*

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary and associated companies of ACB as at 25 November 2002 are set out below:

Subsidiary Companies

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Akurjaya	29.01.1986 Malaysia	63,500,000	70	Investment holding, plantation management and property development
Amalgamated Rolling Mill Sdn Bhd	31.12.1982 Malaysia	1,000,000	100	Trading of steel related products
Ambang Jaya Sdn Bhd	14.11.1985 Malaysia	1,000,000	100	Investment holding
Amsteel Capital Holdings Sdn Bhd	25.04.1983 Malaysia	242,200,000	100	Investment holding
Amsteel Harta (L) Limited	23.04.2002 Malaysia	USD1	100	Treasury business
Angkasa Marketing (Singapore) Pte Ltd	23.12.1983 Singapore	SGD2,000,000	100	Investment holding
Amsteel Harta (M) Sdn Bhd *(formerly known as Arau Pinang Sdn Bhd)*	06.03.2002 Malaysia	2	100	Managing of debts novated from ACB and certain of its subsidiaries to Amsteel Harta (M) Sdn Bhd pursuant to a debt restructuring exercise undertaken by ACB and certain of its subsidiaries
Avenel	12.06.1984 Malaysia	100,000,000	55 45 (a)	Investment holding
Ayer Keroh Resort Sdn Bhd	25.08.1983 Malaysia	20,000,000	70	Investment holding and property development
Bungawang Sdn Berhad	06.12.1983 Malaysia	25,000	70	Investment holding
Crystavel Sdn Bhd	05.10.1990 Malaysia	1,000	99.8	Investment holding
Exuniq Sdn Bhd	07.05.1990 Malaysia	10,000	100	Investment holding
Harbour Home Sdn Bhd	03.05.1984 Malaysia	10,000	100	Investment holding
Lion Metal Industries Sdn Bhd	20.10.1978 Malaysia	8,069,990	100	Provision of storage facilities
Lion Plantations Sdn Bhd	11.05.1979 Malaysia	8,000,000	70	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Lion Seatings Sdn Bhd	28.02.1985 Malaysia	10,000,000	100	Ceased operation
Lion Tooling Sdn Bhd	21.04.1989 Malaysia	2,000,000	100	Manufacture and sale of tools and dies
Mastrama Sdn Bhd	24.04.1985 Malaysia	10,000	100	Invesment holding
Megasteel HBI Sdn Bhd	14.03.1985 Malaysia	2	100	Dormant
Optima Jaya Sdn Bhd	07.11.1985 Malaysia	150,000	100	Hotel business
Singa Logistics Sdn Bhd	10.12.1987 Malaysia	1,000,000	100	Provision of transportation services
Timuriang Sdn Bhd	17.07.1986 Malaysia	173,425,607	100	Investment holding and operation of departmental stores
Visionwell Sdn Bhd	17.04.1990 Malaysia	20,000,000	80	Investment holding and property development
CPB	24.03.1970 Malaysia	174,201,751	0.15 * 59.34 (b)	Investment holding
Lion Asia Investment Pte Ltd	06.09.1990 Singapore	SGD33,000,000	82.50 (c)	Investment holding
Lion Jianmin Pte Ltd	27.08.1993 Singapore	SGD1,000	60 (d)	Investment holding
LLB	17.03.1924 Malaysia	593,380,035	0.17 * 50.31 (e)	Investment holding and property development
Parkson Investment Pte Ltd	14.10.1992 Singapore	SGD10,000,000	100 (f)	Investment holding
Parkson Venture Pte Ltd	26.05.1993 Singapore	SGD14,800,000	100 (g)	Investment holding
Subsidiaries of Akurjaya Sdn Bhd				
Ambang Maju Sdn Bhd	14.11.1985 Malaysia	100,000	70	Investment holding
Andalas Development Sdn Bhd	03.07.1989 Malaysia	250,000	100	Property development
Anika Developments Sdn Bhd	14.12.1979 Malaysia	439,000	100	Contract management

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Aquabio Holdings Sdn Bhd	18.03.1983 Malaysia	1,000,000	100	Investment holding
Araprop Development Sdn Bhd	03.07.1989 Malaysia	5,130,002	100	Property development
Bandar Akademia Sdn Bhd	31.12.1968 Malaysia	16,154,915	100	Real estate development
Bandar Akademia Corporation (M) Sdn Bhd	09.12.1987 Malaysia	3,000,000	100	Real estate development
Chembong Malay Rubber Company (1920) Limited	16.04.1920 UK	£347,945	100	Property development and cultivation of rubber and oil palm
Dwiwater Sdn Bhd	20.07.1998 Malaysia	10,000	52.52	Construction of treated water pipeline
Henrietta Rubber Estate Limited	09.03.1912 UK	£735,833	100	Cultivation of rubber and oil palm
Kuala Pahi Development Co Limited	24.04.1957 UK	£454,500	100	Cultivation of rubber and oil palm in Malaysia
Lion Commodities And Futures Trading Sdn Bhd	22.03.1982 Malaysia	4,000,000	100	Dormant
MBLI Bulking and Trading Pte Ltd	30.04.1982 Singapore	SGD60,000	100	Dormant
P T Kebunaria	23.09.1987 Indonesia	Rp20,000,000,000	70	Cultivation of oil palm and processing of palm oil
Segamat Land Berhad	26.08.1971 Malaysia	10,000,000	100	Ceased operation
The Brooklands Selangor Rubber Company Limited	11.04.1910 UK	£317,843	100	Cultivation of rubber and oil palm, processing of palm oil and property development
The Lenggeng Rubber Company Limited	12.07.1910 UK	£108,291.30	100	Cultivation of rubber and oil palm
Subsidiaries of Ambang Jaya Sdn Bhd				
Angkasa Strategic Limited	14.07.1992 Hong Kong SAR	HK$2	100	Dormant
Budmouth Limited	03.02.1994 Hong Kong SAR	HK$2	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Cibber Limited	21.07.1994 Hong Kong SAR	HK$2	100	Investment holding
Cockington Limited	26.01.1995 Hong Kong SAR	HK$2	100	Dormant
Eusden Limited	21.07.1994 Hong Kong SAR	HK$2	100	Dormant
Exonbury Limited	27.01.1994 Hong Kong SAR	HK$2	100	Investment holding
Jilin Motor City Park Hotel Co Ltd	06.09.1994 PRC	Rmb100,000,000	60	Ownership and operation of a hotel
Konming Investments Limited	30.07.1992 Hong Kong SAR	HK$2	100	Securities trading
Romiti Limited	27.01.1994 Hong Kong SAR	HK$2	100	Investment holding
Subsidiaries of Amsteel Capital Holdings Sdn Bhd				
Amcap Consultants Ltd *(formerly known as Intel Consultants Ltd)*	20.12.1994 Hong Kong SAR	HK$2,000,000	100	Treasury investment
AMS Securities (S) Pte Ltd	13.01.1996 Singapore	SGD10,000,000	100	Ceased operation
Amsteel Asset Management (M) Sdn Bhd	13.03.1984 Malaysia	2,000,000	100	Dormant
Amsteel Equity Realty (M) Sdn Bhd	14.12.1984 Malaysia	1,000,000	100	Property investment and management
Amsteel Finance (HK) Ltd	23.02.1995 Hong Kong SAR	HK$10,000,000	100	Provision of administrative services and money lender
Amsteel Finance International BV	10.01.1997 The Netherlands	NLG40,000	100	Fund raising
Amsteel Holdings (HK) Limited	06.09.1994 Hong Kong SAR	HK$160,000,000	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Amsteel Holdings Philippines, Inc.	03.03.1995 Philippines	PHP12,805,600	100	Investment holding
Amsteel Research (HK) Ltd	20.04.1995 Hong Kong SAR	HK$100,000	100	Economic research
Amsteel Research (M) Sdn Bhd	07.05.1990 Malaysia	500,000	100	Dormant
Amsteel Securities (Far East) Limited	20.03.1987 UK	£3,600,000	100	Ceased operation
Amsteel Securities (M) Sdn Bhd	08.10.1979 Malaysia	185,000,000	83.78	Investment holding
Amsteel Securities Philippines, Inc.	03.03.1995 Philippines	PHP270,000,000	100	Ceased operation
Amsteel Strategic Investors Alliance, Inc.	20.10.1997 Philippines	PHP7,500,000	100	Provision of financial management and investment advisory services
Datavest Sdn Bhd	28.01.1987 Malaysia	20,000,000	100	Investment holding
Infojati Trading Sdn Bhd	26.12.1995 Malaysia	250,000	100	Dormant
Pacific Credit Leasing Sdn Bhd	08.12.1980 Malaysia	10,002	100	Money lender
P T Amsteel Securities Indonesia	13.07.1995 Indonesia	Rp11,000,000,000	85	Ceased operation
Subang Parade Management Sdn Bhd	10.02.1988 Malaysia	2	100	Dormant
Subsidiaries of Angkasa Marketing (Singapore) Pte Ltd				
Angkasa Logistic Pte Ltd	19.05.1993 Singapore	SGD200,000	100	Transportation and logistic services
Geldart Investment Pte Ltd	21.01.1994 Singapore	SGD5,000,000	100	Investment holding
Mianyang Fulin Parkson Plaza Co Ltd	16.04.1997 PRC	Rmb15,000,000	70	Retailing
Parkson Pacific Pte Ltd	30.03.1994 Singapore	SGD2	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiary of Avenel Sdn Bhd				
Posim	08.03.1982 Malaysia	203,218,517	83.70	Investment holding and trading and distribution of building materials
Subsidiaries of Ayer Keroh Resort Sdn Bhd				
Hy-Line Berhad	07.07.1986 Malaysia	10,500,000	100	Operation and management of golf and country club
Khidmat Kelana (M) Sdn Bhd	09.08.1990 Malaysia	10,000	100	Investment holding
KL Home, Garden and Leisure Centre Sdn Bhd	02.03.1985 Malaysia	87	100	Investment holding
Lion Ipoh Parade Sdn Bhd	26.04.1985 Malaysia	10,000,000	100	Property development and investment holding
Lion Seremban Parade Sdn Bhd	03.02.1992 Malaysia	10,000	70	Property development and property investment holding
Masbeef Sdn Bhd	11.08.1982 Malaysia	10,000	100	Investment holding
Sea World Attraction Sdn Bhd	24.08.1985 Malaysia	2	100	Dormant
Secom (Malaysia) Sdn Bhd	13.01.1986 Malaysia	10,000,000	51	Dealers of security communication equipment
Stowinco Sdn Bhd	28.06.1990 Malaysia	20,000	100	Investment holding
Superior Achievement Sdn Bhd	18.07.1990 Malaysia	10,000	100	Investment holding
Subsidiary of Bungawang Sdn Bhd				
Lion Mutiara Parade Sdn Bhd	02.11.1983 Malaysia	10,140,000	60	Property development
Subsidiary of Lion Plantations Sdn Bhd				
Plantations Management Services (Sabah) Sdn Bhd	18.04.1981 Malaysia	100,000	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiaries of Lion Asia Investment Pte Ltd				
Brewood Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Cornelian Star (S) Pte Ltd	02.01.1993 Singapore	SGD100	70	Investment holding
Croydon Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Dawson Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Farringdon Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Limerick Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Qingdao Croydon Investment Co Ltd	09.07.1993 PRC	USD771,000	100	Dormant
Qingdao Dawson Investment Co Ltd	08.06.1993 PRC	USD5,600,000	100	Dormant
Shanghai Lion Asia Investment Consulting Co Ltd	25.12.1995 PRC	USD300,000	100	Consultancy and advisory services
Shanghai Ninesea Parkson Plaza Co Ltd	30.11.1994 PRC	USD12,000,000	100	Retailing, food and beverage and entertainment business
Subsidiary of Lion Jianmin Pte Ltd				
Shanghai Lion Garment Industry Co Ltd	30.08.1994 PRC	USD1,200,000	100	Dormant
Subsidiaries of Mastrama Sdn Bhd				
Amsteel Venture Sdn Bhd	27.02.1980 Malaysia	10,000	100	Dormant
Salient Care Sdn Bhd	20.08.1993 Malaysia	2,000,000	70	Dormant
Subsidiaries of Parkson Investment Pte Ltd				
Beijing Parkson Light Industry Development Co Ltd	20.10.1993 PRC	USD12,700,000	65	Property development and retailing

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Rosenblum Investments Pte Ltd	26.02.2000 Singapore	SGD2	100	Invetsment holding
Subsidiaries of Timuriang Sdn Bhd				
AMB	25.08.1978 Malaysia	147,451,096	58	Investment holding
Beijing Future Century E-business Co Ltd	13.07.2000 PRC	Rmb600,000	51	Research and development of computer software
Benecorp Sdn Bhd	13.02.1992 Malaysia	200,000	100	Operations of retail outlets selling clothes, apparels and related accessories
Chongqing Wang Yu Parkson Plaza Co Ltd	02.03.1995 PRC	Rmb20,000,000	70	Retailing
Dalian Tianhe Parkson Shopping Center Co Ltd	07.03.1997 PRC	Rmb100,000,000	60	Retailing
Davids Warehousing Sdn Bhd (under voluntary liquidation)	12.04.1993 Malaysia	8,000,000	51	Ceased operation
Hiap Joo Chong Realty Sdn Bhd	17.06.1974 Malaysia	1,000,000	73	Property investment
Kobayashi Optical Sdn Bhd	17.07.1992 Malaysia	1,000,000	70	Ceased operation
Kobayashi Optical (S) Pte Ltd	29.05.1990 Singapore	SGD2	100	Dormant
Masoni Investment Pte Ltd	01.12.1993 Singapore	SGD9,500,000	100	Investment holding
Natvest Parkson Sdn Bhd	11.12.1987 Malaysia	13,620,000	100	Investment holding
Parkson Corporation Sdn Bhd	24.10.1986 Malaysia	50,003,472	100	Operation of departmental stores
Parkson's Holdings (S) Pte Ltd	04.09.1987 Singapore	SGD100,000	100	Investment holding
Parkson's Investments Limited	02.04.1987 UK	£2,000	100	Dormant
Parkson Glomart Pte Ltd	30.03.1994 Singapore	SGD1,000,000	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Parkson Management Pte Ltd	26.05.1993 Singapore	SGD4,500,000	100	Investment holding
Parkson Retail Consulting and Management Sdn Bhd	28.07.1988 Malaysia	39,321,000	100	Investment holding, consultancy and management
Parkson Superstore (HK) Limited	29.04.1988 Hong Kong SAR	HK$2.00	100	Dormant
Parkson Supplies Pte Ltd	27.08.1993 Singapore	SGD100	100	Investment holding
Pine Castle Sdn Bhd	19.07.1990 Malaysia	10,000	100	Retreading tyres
Serbadagang Holdings Sdn Bhd	25.04.1985 Malaysia	2	100	Investment holding
Shangai Lion Food Industry Co Ltd	29.04.1994 PRC	USD15,000,000	93.79	Ceased operation
Shanghai Lion Parkson Investment Consultant Co Ltd	03.03.1998 PRC	USD500,000	100	Provision of investment and consultancy services
Shanghai Parkson Decorations Industry Co Ltd	07.09.1994 PRC	USD500,000	100	Retailing of fashion products
Sichuan Hezheng Parkson Plaza Co Ltd	03.03.1994 PRC	Rmb40,000,000	90	Retailing
Silverstone	12.07.1986 Malaysia	203,877,500	0.23 * 52.11	Manufacture and sale of tyre, rubber compound and other related rubber products
Silverstone Marketing Sdn Bhd	15.08.1981 Malaysia	500,000	100	Distribution of tyres, rubber compound and other related products
Silverstone Tire & Rubber (UK) Company Limited	27.06.1996 UK	£2	100	Ceased operation
Silverstone Tyreplus Pty Ltd	19.09.1996 Australia	AUD2	100	Dormant
Sukhothai Food Sdn Bhd	14.03.1985 Malaysia	50,000,000	100	Investment holding
Terunaraya Sdn Bhd	01.04.1985 Malaysia	3	100	Ceased operation
Tetap Bebas Sdn Bhd	26.05.1990 Malaysia	2	100	Ceased operation
Umatrac	11.10.1983 Malaysia	141,400	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
WGD Retail Consultancy Sdn Bhd	28.07.1988 Malaysia	250,000	100	Provision of retail design consultancy services and sale of shoes
Wuxi Sanyang Parkson Co Ltd	06.02.1993 PRC	Rmb150,000,000	60	Retailing
Xian Lucky King Parkson Plaza Co Ltd	23.05.1997 PRC	Rmb48,429,917	51	Retailing
Xtra Supercenter Sdn Bhd	06.03.1992 Malaysia	500,000	100	Operation of hypermarkets
Yangzhou Parkson Plaza Co Ltd	16.05.1996 PRC	Rmb64,643,100	55	Retailing
Subsidiaries of AMB				
AMB Aerovest Limited	15.04.1993 British Virgin Islands	USD9,818,183	100	Investment holding
AMB Automobile Pte Ltd	14.12.2000 Singapore	SGD2	100	Dormant
AMB Engineering Pte Ltd	16.12.2000 Singapore	SGD2	100	Dormant
AMB Fortune Holdings Pte Ltd	16.12.2000 Singapore	SGD2	100	Dormant
AMB Harta (L) Limited	23.04.2002 Malaysia	USD1	100	Treasury business
AMB Venture Sdn Bhd	12.02.1986 Malaysia	300,000	100	Investment holding
Chrome Marketing Sdn Bhd	07.03.1997 Malaysia	5,000	100	Investment holding
Dong Feng Lion Tyre Co Ltd	09.12.1993 PRC	Rmb450,251,668	55	Manufacture and sale of tyres
Hamba Research & Development Co Ltd	27.11.1996 Taiwan	NT$10,000,000	98	Research and development
Innovasi Istimewa Sdn Bhd	17.07.1995 Malaysia	4,150,002	100	Investment holding
Innovasi Selaras Sdn Bhd	17.07.1995 Malaysia	3,160,002	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
AMB Harta (M) Sdn Bhd *(formerly known as Jaring Gemilang Sdn Bhd)*	20.03.2002 Malaysia	2	100	Managing of debts novated from AMB and certain of its subsidiaries to AMB Harta (M) Sdn Bhd pursuant to a debt restructuring exercise undertaken by AMB and certain of its subsidiaries
Lion Rubber Industries Pte Ltd	07.10.1993 Singapore	SGD10,000,000	100	Investment holding
Lion Suzuki Motor Sdn Bhd	24.08.1973 Malaysia	5,401,000	100	Sale and distribution of "Suzuki" motor vehicles
Lion Tyre Venture Sdn Bhd	10.01.1985 Malaysia	75,000	100	Investment holding
Nanjing Jingyi Casting Co Ltd	25.12.1995 PRC	USD11,250,000	60	Manufacture of motorcycle cast iron parts
Range Grove Sdn Bhd	26.05.1983 Malaysia	30,000	100	Investment holding
Seintasi Sdn Bhd	19.04.2001 Malaysia	2	100	Investment holding
S.I.T Corporate Learning Centre Sdn Bhd	14.03.1985 Malaysia	60,002	100	Provision of training services
Silverstone Tyre (S) Pte Ltd	19.05.1993 Singapore	SGD31,750,100	80	Investment holding
Wuhan Fortune Motor Co Ltd	19.09.1994 PRC	USD12,000,000	50	Manufacture of light trucks and buses
Wuxi Top Absorber Co Ltd	22.12.1995 PRC	USD12,000,000	55	Manufacture of motorcycle absorbers
Willet Investment Pte Ltd	15.10.1992 Singapore	SGD45,954,450	100	Investment holding
Wuxi Puhua Electroplating Co Ltd	19.06.1997 PRC	USD1,750,000	70	Electroplating of motorcycle absorbers
Subsidiaries of CPB				
Beijing CPB Foodstuff Co Ltd *(formerly known as Beijing Vochelle Foodstuff Co Ltd)*	30.10.1993 PRC	USD4,400,000	70	Ceased operation
Bingkisan Jaya Sdn Bhd	06.12.1984 Malaysia	10,000	100	Dormant
Chocolate Investment Pte Ltd	09.01.1993 Singapore	SGD4,500,000	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Chocolate Products (S) Pte Ltd	13.10.1983 Singapore	SGD2,000,000	100	Investment holding
Chocolate Products Management Sdn Bhd	03.05.1984 Malaysia	50,002	100	Investment holding and operation of food court
Chocolate Products Manufacturing Sdn Bhd	03.11.1984 Malaysia	5,002,000	100	Ceased operation
Chocolate Products Trading Sdn Bhd	29.11.1977 Malaysia	730,000	100	Ceased operation
CPB Far East Limited	29.12.1989 Hong Kong SAR	HK$2	100	Dormant
CPB Investment AG	25.10.1988 Switzerland	CHF100,000	100	Investment holding
Consitrade (M) Sdn Bhd	04.08.1990 Malaysia	20,135,470.26	100	Investment holding
CP Properties Sdn Bhd	23.05.1981 Malaysia	9,868,098	100	Dormant
CPB Enterprise Sdn Bhd	19.09.1973 Malaysia	3,352,035	100	Ceased operation
DEbier Sdn Bhd	06.02.1986 Malaysia	10,000,000	100	Investment holding
Force Ten Sdn Bhd	23.05.1981 Malaysia	250,002	100	Dormant
Gemmo Pte Ltd	22.12.2000 Singapore	SGD100	100	Investment holding
Gesto Pte Ltd	17.01.2001 Singapore	SGD100	100	Dormant
Graimpi Sdn Bhd	21.07.1990 Malaysia	2	100	Investment holding
Grand Tours & Travel Service Sdn Bhd	01.06.1978 Malaysia	125,002	100	Dormant
Hubei Jinlongquan Brewery Co Ltd	20.12.1995 PRC	USD29,980,000	60	Beer brewing
Jinlongquan Brewery (Xiaogan) Co Ltd *(formerly known as Hubei Jinlong Shenshui Brewery Co Ltd)*	27.02.1998 PRC	Rmb18,000,000	55.6	Manufacturing and sales of beer and non-alchoholic drinks

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Hubei Lion Brewery Co Ltd	20.12.1995 PRC	USD29,989,990	60	Beer brewing
Hunan DEbier Brewery Co Ltd	14.12.1995 PRC	Rmb240,000,000	55	Beer brewing
Hypervest Sdn Bhd	28.05.1986 Malaysia	10,000	100	Dormant
Indobaru Sdn Bhd	26.05.1986 Malaysia	10,000	100	Dormant
Jatitrade Sdn Bhd	20.09.1986 Malaysia	10,000	100	Dormant
Jiangsu DEbier Brewery Co Ltd	22.03.1996 PRC	USD11,987,927	55	Beer brewing
Le Chocolatier Boutique (M) Sdn Bhd	21.05.1985 Malaysia	2	100	Dormant
Lion Brewing Group Co Ltd	06.01.1995 PRC	USD23,050,000	55	Beer brewing
Lion Mahkota Parade Sdn Bhd	28.08.1984 Malaysia	1,004,000	100	Property management and operation of food court
Lion Subang Parade Sdn Bhd	27.05.1986 Malaysia	3,008,910	100	Property management
Megavest Sdn Bhd	29.05.1986 Malaysia	502,982.15	100	Property and housing development
Pattervest Sdn Bhd	13.02.1986 Malaysia	10,000	100	Dormant
Pavlova Investment Pte Ltd	25.03.1994 Singapore	SGD2	100	Investment holding
Pingyang Lion Beer Co Ltd	30.03.1996 PRC	USD4,700,000	55	Beer brewing
Shandong DEbier Brewery Co Ltd	31.12.1996 PRC	Rmb60,000,000	60	Beer brewing
Shanghai DEbier Management Consulting Co Ltd	18.03.1998 PRC	USD500,000	100	Management consulting services
United Brands Trading Sdn Bhd	10.05.1984 Malaysia	25,000	100	Dormant
Urban Resources Sdn Bhd	12.05.1981 Malaysia	1,000,000	100	Property development

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Wenzhou Double Deer Beer Marketing Co Ltd	15.10.1999 PRC	Rmb2,000,000	100	Sale and marketing of beer and other beverages
Wenzhou Double Deer Brewery Research Institute Co Ltd	29.09.2000 PRC	Rmb500,000	100	Provision of technical assistance and undertaking research and development work
Wenzhou Double Deer Corporate Management and Consulting Co Ltd	22.12.2000 PRC	Rmb500,000	100	Provision of consulting services
Wenzhou Double Deer Material Sourcing Co Ltd	29.09.2000 PRC	Rmb500,000	100	Sourcing of raw materials for beer brewing, machinery and parts
Zhejiang YanDangShan Lion Brewery Co Ltd	11.08.1999 PRC	Rmb39,560,000	100	Beer brewery
Zhu Zhou DEbier Brewery Co Ltd	13.12.1995 PRC	Rmb118,466,900	68.5	Beer brewing and mineral water bottling
Subsidiaries of LLB				
Amarod Corporation Sdn Bhd	17.04.1989 Malaysia	2	100	Dormant
Amble Legacy Sdn Bhd	30.08.1995 Malaysia	2,550,000	100	Investment holding
Amsteel Mills Marketing Sdn Bhd	05.07.1990 Malaysia	10,000	100	Marketing and sale of steel related products
Amsteel Mills Realty Sdn Bhd	02.06.1990 Malaysia	3,083,985	100	Investment holding
AMSB	04.10.1980 Malaysia	671,900,000	100	Manufacture and marketing of steel bars, wire rods and hot briquetted iron
Antara Steel Mills Sdn Bhd	15.07.1975 Malaysia	218,010,000	100	Manufacturing and sale of steel products
Batu Pahat Enterprise Sdn Bhd	27.10.1964 Malaysia	841,000	100	Property holding
Beijing Trostel Property Development Co Ltd	02.07.1994 PRC	USD7,000,000	95	Property development
Berkat Timor Sdn Bhd	06.03.1978 Malaysia	801,000	100	Property development
Citibaru Sendirian Berhad	18.02.1978 Malaysia	2,000,000	100	Property development
Crest Wonder Sdn Bhd	06.09.1995 Malaysia	10,225,250	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Hebei Weiyuan Heilen Bio-Chemical Co Ltd	08.07.1996 PRC	Rmb34,880,000	55	Manufacture of industrial chemicals and related products
Holdsworth Investment Pte Ltd	14.10.1992 Singapore	SGD4,500,000	100	Investment holding
Huangshi Heilen Pharmaceutical Co Ltd (under liquidation)	20.08.1993 PRC	Rmb75,693,400	60	Ceased operations
JOPP Builders Sdn Bhd	30.12.1965 Malaysia	10,587,353	100	Contractor for construction and civil engineering works
Kisan Agency Sdn Bhd	01.06.1976 Malaysia	60,000	100	Dormant
Lion Biotech Pte Ltd	14.10.1992 Singapore	SGD1,000,000	100	Investment holding
Lion Courts Sdn Bhd	14.03.1985 Malaysia	10,000,000	100	Property development
Lion Klang Parade Bhd	18.04.1975 Malaysia	5,466,540	100	Property holding and development
Lion Motor Venture Sdn Bhd	27.11.1982 Malaysia	2	100	Investment holding
Lion Plaza Sdn Bhd	14.06.1963 Malaysia	3,418,860	100	Property development
LLB Bina Sdn Bhd	21.06.1982 Malaysia	2,000,000	100	Property development
LLB Damai Sdn Bhd	02.06.1973 Malaysia	5,500,000	100	Ceased operation
LLB Damai Holdings Sdn Bhd	08.10.1983 Malaysia	5,500,000	87.69	Investment holding and management
LLB Enterprise Sdn Bhd	11.05.1964 Malaysia	1,000,000	69.0	Dormant
LLB Harta (L) Limited	23.04.2002 Malaysia	USD1	100	Treasury business
LLB Harta (M) Sdn Bhd *(formerly known as Rhu Pinang Sdn Bhd)*	20.03.2002 Malaysia	2	100	Managing of debts novated from LLB and certain of its subsidiaries to LLB Harta (M) Sdn Bhd pursuant to a debt restructuring exercise undertaken by LLB and certain of its subsidiaries
LLB Indah Permai Sdn Bhd	20.07.1973 Malaysia	59,112,500	100	Property development

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
LLB Nominees Sdn Bhd	27.03.1981 Malaysia	38,080,000	100	Investment holding
LLB Suria Sdn Bhd	27.09.1973 Malaysia	5,000,000	100	Investment holding
LLB Strategic Holdings Berhad	27.12.1968 Malaysia	4,500,000	90	Investment holding
LLB Steel Industries Sdn Bhd	17.04.1989 Malaysia	2	100	Investment holding
LLB Venture Sdn Bhd	06.02.1986 Malaysia	100	100	Dormant
Malim Courts Property Development Sdn Bhd	21.06.1972 Malaysia	175,661,151	100	Property development and investment holding
Malim Jaya (Melaka) Sdn Bhd	27.12.1975 Malaysia	8,751,000	100	Property development
Marvenel Sdn Bhd	05.04.1988 Malaysia	100	70	Investment holding
Matrix Control Sdn Bhd	02.08.1995 Malaysia	4,207,500	100	Investment holding
Mcken Sdn Bhd	09.01.1980 Malaysia	500,850	100	Property development
PM Holdings Sdn Bhd	26.01.1979 Malaysia	27,000,002	100	Investment holding and property development
Projek Jaya Sdn Bhd	22.08.1979 Malaysia	501,856	100	Investment holding
Sepang Education Centre Sdn Bhd	08.07.1992 Malaysia	5,000,000	100	Commercial college for higher education
Seri Lalang Development Sdn Bhd	20.06.1978 Malaysia	345,000	100	Provision of management consultancy services
Shanghai Lion Plastic Industrial Co Ltd	01.07.1993 PRC	USD4,100,000	90	Manufacture and marketing of plastic components and related products
Sharikat Pengangkutan East West Sdn Bhd	06.12.1974 Malaysia	255,000	100	Ceased operation
Slag Aggregate Sdn Bhd	27.01.1983 Malaysia	2	100	Dormant
Soga Sdn Bhd	17.03.1975 Malaysia	4,611,894	94	Property development

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Steelcorp Sdn Bhd	09.09.1985 Malaysia	100,000	99 0.75 *	Investment holding
Sucorp Enterprise Sdn Bhd	15.11.1975 Malaysia	14,850,662	100	Investment holding
Sumber Realty Sdn Bhd	08.12.1978 Malaysia	5,050,725	100	Property development and investment holding
Syarikat Pekan Baru Kemajuan Berhad	25.01.1977 Malaysia	3,596,441	100	Property development
Tianjin Baden Real Estate Development Co Ltd	18.08.1994 PRC	USD5,000,000	95	Dormant
Tianjin Hua Shi Auto Meter Co Ltd	19.12.1995 PRC	Rmb160,320,000	56.40	Manufacture of meter for motor vehicles and after sale services
Trial Jubilant Sdn Bhd	07.08.1995 Malaysia	2,550,000	100	Investment holding
Subsidiaries of Posim				
Fabulous Contour Sdn Bhd	24.05.1995 Malaysia	2	100	Dormant
Ototek Sdn Bhd	07.05.1986 Malaysia	1,500,000	70	Trading and distribution of lubricants, tyres, spark plugs and other automotive components
Posim Agricultural Products Sdn Bhd	20.09.1986 Malaysia	501,000	100	Dormant
Posim Marketing Sdn Bhd *(formerly known as Posim Industrial Equipment Sdn Bhd)*	15.03.1985 Malaysia	5,009,000	100	Trading, marketing, servicing, hiring and distribution of industrial machines, equipment and agricultural products
Posim Petroleum Marketing Sdn Bhd	13.05.1985 Malaysia	1,030,000	100	Trading and distribution of petroleum products
Posim Petroleum Products Sdn Bhd	29.04.1985 Malaysia	1,000,000	100	Manufacturing of petroleum products
SFI	30.04.1982 Malaysia	1,839,197,926	97.78	Integrated wood-based activities and pulp and paper mill operations
Sabah Pulp and Paper Mill Sdn Bhd	05.12.1990 Malaysia	2	100	Dormant
SC Nominees Sdn Bhd	27.04.1985 Malaysia	2	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
SFI Paper Pte Ltd	18.09.1992 Singapore	SGD2	100	Dormant
Stoller Chemical Company (M) Sdn Bhd	29.12.1989 Malaysia	2	100	Dormant

Notes:

- * *Held via ACB.*
- *(a) Held via Angkasa Marketing Berhad (20%) and Lion Land Berhad (25%)*
- *(b) Held via Ambang Jaya Sdn Bhd (21.1%), Parkson Corporation Sdn Bhd (8.9%), Ayer Keroh Resort Sdn Bhd (27.4%), Umatrac Enterprises Sdn Bhd (1.92%) and Angkasa Marketing Berhad (0.02%)*
- *(c) Held via AMB Venture Sdn Bhd (20%), LLB Nominees Sdn Bhd (20%) and Sukhothai Food Sdn Bhd (42.5%)*
- *(d) Held via Lion Asia Investment Pte Ltd (30%) and Natvest Parkson Sdn Bhd (30%)*
- *(e) Held via Umatrac Enterprises Sdn Bhd (50.02%), Konming Investments Limited (0.27%) and Angkasa Marketing Berhad (0.02%)*
- *(f) Held via Lion Asia Investment Pte Ltd (30%), LLB Nominees Sdn Bhd (18%), Natvest Parkson Sdn Bhd (18%), Parkson Retail Consulting and Management Sdn Bhd (7%) and Sukhothai Food Sdn Bhd (27%)*
- *(g) Held via Lion Asia Investment Pte Ltd (30%), LLB Nominees Sdn Bhd (20%), Natvest Parkson Sdn Bhd (20%), Parkson Retail Consulting and Management Sdn Bhd (12%) and Sukhothai Food Sdn Bhd (18%)*

Associated Companies

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Amalgamated Containers Berhad	26.08.1982 Malaysia	74,711,000	1.33 * #27.61	Investment holding
CMS Steel Berhad	14.04.1975 Malaysia	110,000,002	20	Manufacture and sale of steel bars and wire rods
Inverfin Sdn Bhd	15.12.1984 Malaysia	10,000,003	20	Property management
Steel Industries (Sabah) Sdn Bhd	08.05.1993 Malaysia	20,000,000	20	Manufacture of steel bars
Associated company of Amsteel Capital Holdings Sdn Bhd				
Asia Chase Limited	06.06.1997 Hong Kong SAR	HK$10,000	50	Investment holding
Associated companies of Ambang Jaya Sdn Bhd				
Changchun Changlin Engine Co Ltd	20.10.1994 PRC	Rmb229,500,000	49	Manufacture of engine

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Changchun Changlin Motorcycle Co Ltd	20.10.1994 PRC	Rmb230,400,000	49	Manufacture of motorcycles
Shanghai Nine Sea Lion Properties Management Co Ltd	26.03.1996 PRC	USD220,000	35	Property management
Associated companies of Timuriang Sdn Bhd				
Bonuskad Loyalty Sdn Bhd	05.07.1997 Malaysia	800	25	Providing marketing services by means of "Bonuslink Loyalty Programme"
Davids Distribution Sdn Bhd (under court liquidation)	11.01.1993 Malaysia	12,450,000	49.16	Ceased operation
LCB	27.09.1972 Malaysia	182,895,500	20.20	#Investment holding
Associated company of Angkasa Marketing (Singapore) Pte Ltd				
Inner Mongolia Leadar Parkson Plaza Co Ltd	29.04.1997 PRC	Rmb42,660,000	25	Retailing
Associated company of Akurjaya Sdn Bhd				
Megasteel	18.04.1989 Malaysia	600,861,701	40.0	Manufacture of hot-rolled coils, bands, plates and sheets
Associated companies of Lion Asia Investment Pte Ltd				
Moorfield Investment Pte Ltd	09.01.1993 Singapore	SGD100	30	Investment holding
Rosemount Investment Pte Ltd	09.01.1993 Singapore	SGD100	30	Investment holding
Associated company of Parkson Venture Pte Ltd				
Qingdao No 1 Parkson Co Ltd	26.08.1994 PRC	Rmb233,340,000	50	Property development and retailing
Associated company of Araprop Developments Sdn Bhd				
Triwater Sdn Bhd	30.07.1998 Malaysia	10,000	43.07	Construction and completion of treated water pipeline

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Associated companies of AMB				
Hunan Changfa Automobile Engine Co Ltd	29.03.1996 PRC	Rmb239,794,655	50	Manufacture of automotive engine
Jiangxi Fuqi Motor Co Ltd	04.07.1996 PRC	USD20,000,000	50	Assembly and sale of 4-wheel drive vehicles and related components
Lion Suzuki Marketing Sdn Bhd	17.05.1985 Malaysia	3,001,000	49	Sale and distribution of "Suzuki" motorcycles
Nanjing Jincheng Machinery Co Ltd	18.03.1994 PRC	USD118,000,000	47.7	Manufacture of motorcycles
Suzuki Assemblers Malaysia Sdn Bhd	13.07.1971 Malaysia	26,261,368	49	Assembly of "Suzuki" motorcycles
Tianjin Zhaoxia Motorcycle Technical Development Co Ltd	18.03.1997 PRC	Rmb14,979,916	40	Research and development
Associated company of CPB				
Ningbo Lion Brewery Co Ltd	12.12.1995 PRC	Rmb240,000,000	44.7	Beer brewing
Associated companies of LLB				
Angkasa Welded Mesh Pte Ltd	07.08.1996 Singapore	SGD100,000	49	Dormant
Changchun Sanjia Carburettor Co Ltd	13.02.1996 PRC	Rmb120,000,000	50	Manufacture of carburettors
CH-Lion Reinforcing Steel Sdn Bhd	15.06.1999 Malaysia	10,000,000	20	Cutting and bending steel bars for sale
Hubei Zenith Heilen Pharmaceutical Co Ltd	29.12.1995 PRC	USD21,560,000	25	Manufacture and sale of pharmaceutical products
Kamiya Corporation Sdn Bhd	28.07.1984 Malaysia	50,000	27.5	Dormant
LLB Courts Sdn Bhd	20.09.1973 Malaysia	130,100	48.5	Investment and property holding
Sereka Jaya Sdn Bhd	20.01.1997 Malaysia	1,040,000	50	Dormant
Teck Chiang Investment Pte Ltd	12.11.1994 Singapore	SGD2	50	Dormant
Tianjin Huali Motor Co Ltd	20.03.1995 PRC	Rmb500,000,000	25	Manufacture of commercial vehicles

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Wuhan Wushang & Parkson Enterprise Development Co Ltd	28.12.1993 PRC	USD15,000,000	50	Mixed commercial property development cum cash and carry retail business
Associated company of Posim				
Kinabalu Motor Assembly Sendirian Berhad	12.06.1974 Malaysia	38,550,000	20	Assembly of Isuzu range of motor vehicles

Note:

\# *Holding in equity by Umatrac Enterprises Sdn Bhd.*

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of ACB for the five FYE 30 June 2002 and the announced unaudited consolidated results for the quarter ended 30 September 2002 are summarised as follows:

FYE 30 June	<---------- 1998	1999	Audited 2000	2001	----------> 2002	Unaudited quarter ended 30.09.02
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	6,352,629	5,134,671	5,379,720	5,130,657	5,622,262	1,483,901
Loss before exceptional items	(230,619)	(473,553)	(263,163)	(589,872)	(447,609)	(5,779)
Exceptional items	(923,294)	(456,846)	(306,647)	(40,097)	-	-
	(1,153,913)	(930,399)	(569,810)	(629,969)	(447,609)	(5,779)
Share of results in associated companies	10,721	(4,298)	(92,547)	(117,930)	(103,948)	(2,427)
LBT	(1,143,192)	(934,697)	(662,357)	(747,899)	(551,557)	(8,206)
Taxation	(3,394)	61,579	(62,108)	(77,694)	(98,542)	(17,438)
LAT	(1,146,586)	(873,118)	(724,465)	(825,593)	(650,099)	(25,644)
MI	113,538	41,431	95,418	150,385	74,194	(31,547)
LAT and MI	(1,033,048)	(831,687)	(629,047)	(675,208)	(575,905)	(57,191)
Shareholders' funds	1,795,318	893,110	192,227	(470,014)	(1,179,782)	(1,238,201)
Total borrowings	898,467	8,144,434	7,775,253	7,549,893	7,224,786	7,153,297
Weighted average number of shares in issue ('000)	1,259,114	1,259,114	1,259,448	1,259,593	1,259,593	1,259,593
Net (LPS) (sen)	(82.0)	(66.1)	(49.9)	(53.6)	(45.7)	(18.2)*
Gross dividend per share (%)	0.5	0.1	0.1	0.1	-	-

Notes:

* *Annualised.*

1. *There were no extraordinary items reported for the financial years under review.*

2. *In 1998, a LAT and MI of RM1,033 million was reported as compared to a PAT and MI of RM133.3 million in the preceding year. Apart from some of ACB's operations in the PRC, the impact of the region's economic and financial turmoil had adversely affected most of ACB's business operations, in particular ACB's financial services, property, steel and motor divisions. The weakening of RM against the USD resulted in the ACB Group incurring realised and unrealised exchange losses on the conversion of foreign currency borrowings amounting to RM632.1 million. In addition, the ACB Group made provisions for doubtful debts of RM291.2 million for its local and regional stockbroking companies as a result of the continued depressed stock market sentiment.*

3. *In 1999, a LAT of RM831.7 million was reported mainly attributable to the lower realised and unrealised exchange losses on the conversation of foreign currency borrowings amounting to RM212.2 million as compared to RM632.1 million in previous year.*

4. *In 2000, a LAT of RM629.0 million was reported due to further one-off write-downs totalling RM307.0 million in respect of debts written down upon cessation of its pharmaceutical operation in the PRC and the divestment of its chocolate operations.*

5. *In 2001, a LAT of RM675.2 million was reported mainly due to the decline in the steel and property division.*

6. *In 2002, a lower LAT of RM575.9 million was reported mainly due to the better performance in the steel industry and gain on disposal of a subsidiary company and an associated company of RM77.8 million.*

7. *For the quarter ended 30 September 2002, a lower LAT was reported by the ACB Group due mainly to the lower provision/allowance made for diminution in value for certain assets during the quarter.*

8. *The exceptional items reported for the FYE 30 June 1998 to 2001 were related to the following:*

FYE 30 June	***1998 RM'000***	***1999 RM'000***	***2000 RM'000***	***2001 RM'000***
Loss/(gain) on foreign exchange	*632,071*	*212,161*	*98,334*	*17,465*
Provision for doubtful debts for stockbroking companies	*291,223*	*244,685*	*124,343*	*22,632*
Provision on cessation of operations of subsidiary companies	*-*	*-*	*83,970*	*-*
	923,294	***456,846***	***306,647***	***40,097***

9. *Taxation was provided for all the financial years under review, except for the FYE 30 June 1999, despite the losses incurred as certain expenses were not tax deductible and losses of certain subsidiary companies could not be offset with profits of other subsidiary companies within the ACB Group. A tax credit was recorded for FYE 30 June 1999 due to recovery of tax deducted on dividend income from subsidiary companies.*

7. HISTORICAL SHARE PRICE

The monthly highest and lowest market prices of ACB Shares for the 12 months to December 2002 as traded on the KLSE are as follows:

	High RM	Low RM
2002		
January	0.175	0.130
February	0.150	0.100
March	0.115	0.080
April	0.130	0.100
May	0.120	0.090
June	0.100	0.080
July	0.100	0.080
August	0.090	0.065
September	0.075	0.050
October	0.065	0.040
November	0.050	0.040
December	0.065	0.040

The latest transacted price of ACB Shares on 25 March 2002, being the last Market Day immediately preceding the date of announcement of the revised Proposed GWRS	RM0.100
The latest transacted price of ACB Shares on 2 January 2003 (the latest practicable date prior to the despatch of this Circular)	RM0.045

(Source: Bloomberg)

8. AUDITED FINANCIAL STATEMENTS OF THE ACB GROUP

The audited financial statements of ACB for the FYE 30 June 2002 together with the Auditor's report is available for inspection at the Registered Office of ACB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, from the date of this Circular up to and including the date of the EGM.

Shareholders who wish to obtain a copy of the financial statements may forward your request in writing via ordinary post, fascimile or e-mail to the address and/or numbers below:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Contact Person : Chan Poh Lan
Telephone Number : 03 2162 2155
Fax Number : 03 2162 3448
Email Address : gwrsacb@lion.com.my

in which case a copy of the financial statements of ACB will be sent to you at your specified mailing address by ordinary post without any fees or charges. Alternatively, shareholders may collect in person a copy of the financial statements from the Company's Registered Office at the address set out above.

9. OTHER MATTERS

The details of ACB's land-banks for commercial development are as follows:

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development
1.	Mutiara Parade, HS(D) 10 PT 6, Bandar Georgetown, Section 17, Daerah Timur Laut, Penang	The property comprises a parcel of development land (the "Property"). At present the Property is being used as a carpark and the surface of the land is improved with tarmac/crusher run with a monthly rent of RM 33,000. The net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM63.57 million.	Land area of approximately 109,964 sq. ft. The Property is a 99 years leasehold land expiring 8 August 2092. Located in close proximity to KOMTAR building and is next to the existing Shangrila Inn hotel along Jalan Megazine	The proposed development is known as "Mutiara Parade" an 11-storey shopping center with 7 levels of retail floors, one basement carpark and 4 elevated parking levels. The development did not commence and the Property is earmarked for divestment.
2.	Mahkota Seaworld, H.S.(D) 49710, PT 497, Kawasan Bandar XLII, Daerah Melaka Tengah, Melaka	The property comprises a parcel of development land (the "Property"). At present the Property is a vacant land and is not occupied for any use. The net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM0.49 million.	Land area of approximately 8,701 square meters (93,658 square feet). The Property is a 99 years leasehold land expiring 8 August 2092. Located in close proximity to Century Mahkota Hotel Melaka and Mahkota Parade.	The proposed development consists of an Oceanarium where marine life will be displayed. The local council has not approved the proposal yet. The vacant land is earmarked for divestment
3.	Visionwell Land, CT 13782 Lot 692, Section 57, Jalan Nagasari, Kuala Lumpur	The property comprises a parcel of development land (the "Property") with an ongoing development. The net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM81.9 million.	Land area of approximately 92,749 square feet. The Property is a freehold land. Located in close proximity to Istana Hotel and Wisma Boustead along Jalan Nagasari, off Jalan Raja Chulan, Kuala Lumpur.	The proposed development consists of a 15 storey office tower (to be returned to the KL & Selangor Teochew Association as consideration of the purchase price of the land) and two blocks of service apartments (330 units) to be retained by Visionwell Sdn Bhd. The company has submitted for amendment approval to the previous development order for hotel development. The amendmend approval was issued by DBKL on 8 November 2002 The substructure works which are presently on-ongoing are approximately 50% completed, whilst the construction of the office blocks are approximately 41% completed. The substructure works and the construction of the office blocks are expected to be completed by December 2003.
4.	Seremban Parade Land, HS(D) 92634 PT 5148, Lot 4973 Jalan Dato' Bandar Tunggal, Seremban	The property comprises a parcel of development land (the "Property").adjacent to the existing Seremban Parade shopping center. The net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM3.71 million.	Land area of approximately 2.0 acres which is part and parcel of the title upon which Seremban Parade is erected. The lease on the land is expiring on 3 October 2094.	The proposed development is for an extension to the existing shopping center and an office tower above the extended block. So far, application for the same has not been submitted to the relevant authorities.

INFORMATION ON LCB

1. HISTORY AND BUSINESS

LCB was incorporated in Malaysia on 27 September 1972 as Lion (Teck Chiang) Sdn Berhad under the Cos Act. It changed its name to Lion Corporation Sdn Bhd on 18 May 1981. It was converted into a public company and adopted its current name on 30 May 1981. LCB was listed on the Main Board of the KLSE on 17 March 1982.

LCB is an investment holding company whose subsidiaries are involved in manufacture and marketing of steel products such as HRC, bands, plates and sheets, manufacturing, distribution and trading of office equipment and related steel products, share registration and secretarial services as well as the assembly, sale and distribution of commercial vehicles.

Details of LCB's core manufacturing activities is set out in Section 1 of Appendix III(a).

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of LCB are as follows:

	No. of ordinary shares	Par value (RM)	Total (RM)
Authorised	500,000,000	1.00	500,000,000
Issued and fully paid-up	182,895,500	1.00	182,895,500

Details of the changes in LCB's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued & fully paid-up share capital (RM)
27.09.1972	2	1.00	Subscriber's shares	2
08.10.1973	3,000,000	1.00	Cash at RM1.00 per share	3,000,002
30.12.1976	1,500,001	1.00	Bonus issue of 1 for 2	4,500,003
26.04.1981	3,699,997	1.00	Bonus issue of 3,699,997 for 4,500,003	8,200,000
28.04.1981	800,000	1.00	Consideration for acquisition of 100% equity in Lion Engineering Sdn Bhd at RM1.00 per share	9,000,000
19.02.1982	3,000,000	1.00	Public issue at RM1.00 per share	12,000,000
20.09.1983	6,000,000	1.00	Bonus issue of 1 for 2	18,000,000
13.10.1983	12,000,000	1.00	Rights issue of 1 for 1 at RM1.40 per share	30,000,000
24.10.1983	12,794,000	1.00	Special issue to Bumiputera Investors at RM1.40 per share	42,794,000
24.10.1983	31,206,000	1.00	Acquisition of Lion Plantations Sdn Bhd, Ladang Cantawan (Sabah) Sdn Bhd and 18,300,000 shares in Amalgamated Steel Mills Berhad at RM2.05 per share	74,000,000
15.12.1989	9,648,000	1.00	Special issue to Bumiputera Investors at RM1.70 per share	83,648,000

INFORMATION ON LCB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued & fully paid-up share capital (RM)
17.02.1990	37,000,000	1.00	Rights issue of 1 for 2 at RM1.70 per share	120,648,000
05.03.1991	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,649,000
25.03.1991	6,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,655,000
09.04.1991	6,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,661,000
29.04.1991	32,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,693,000
14.05.1991	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,696,000
25.05.1991	4,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,700,000
12.06.1991	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,703,000
20.06.1991	12,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,715,000
23.10.1991	2,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,717,000
26.08.1992	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,718,000
29.04.1993	16,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,734,000
11.05.1993	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,735,000
25.05.1993	13,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,748,000
25.05.1993	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,751,000
04.06.1993	18,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,769,000
04.06.1993	19,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,788,000
10.06.1993	4,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,792,000
10.06.1993	18,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,810,000
22.06.1993	8,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,818,000
22.06.1993	19,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,837,000
29.06.1993	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,840,000
29.06.1993	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,841,000
02.09.1993	60,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,901,000
02.09.1993	66,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,967,000
02.09.1993	1,000	1.00	Pursuant to exercise of ESOS at RM2.16 per share	120,968,000
13.09.1993	8,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,976,000
13.09.1993	15,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	120,991,000
12.11.1993	4,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	120,995,000
12.11.1993	16,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,011,000
17.01.1994	3,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,014,000

INFORMATION ON LCB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued & fully paid-up share capital (RM)
17.01.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,016,000
18.08.1994	39,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,055,000
26.08.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,057,000
26.08.1994	176,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,233,000
07.09.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,235,000
07.09.1994	40,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,275,000
20.09.1994	26,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,301,000
29.09.1994	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,302,000
29.09.1994	3,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,305,000
29.09.1994	24,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,329,000
13.10.1994	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,330,000
13.10.1994	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,331,000
13.10.1994	47,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,378,000
25.10.1994	12,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,390,000
28.11.1994	10,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,400,000
31.12.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,402,000
31.12.1994	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,403,000
31.12.1994	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,405,000
18.08.1995	3,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,408,000
29.08.1995	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,410,000
29.08.1995	68,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,478,000
05.09.1995	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,479,000
05.09.1995	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,481,000
05.09.1995	47,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,528,000
16.09.1995	1,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,529,000
16.09.1995	9,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,538,000
29.09.1995	7,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,545,000
11.10.1995	4,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,549,000
26.10.1995	1,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,550,000
10.11.1995	5,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,555,000
14.12.1995	3,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,558,000

INFORMATION ON LCB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued & fully paid-up share capital (RM)
09.01.1996	13,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,571,000
12.01.1996	6,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,577,000
24.01.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,578,000
24.01.1996	27,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,605,000
05.02.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,606,000
05.02.1996	4,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,610,000
05.02.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,611,000
05.02.1996	9,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,620,000
12.02.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,621,000
12.02.1996	2,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,623,000
15.02.1996	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,625,000
15.02.1996	35,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,660,000
29.02.1996	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,662,000
29.02.1996	9,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,671,000
14.03.1996	4,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,675,000
30.03.1996	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,677,000
30.03.1996	9,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,686,000
16.04.1996	16,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,702,000
30.04.1996	8,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,710,000
30.04.1996	2,000	1.00	Pursuant to exercise of ESOS at RM2.81 per share	121,712,000
09.05.1996	60,000	1.00	Pursuant to exercise of ESOS at RM2.34 per share	121,772,000
09.05.1996	60,000	1.00	Pursuant to exercise of ESOS at RM2.35 per share	121,832,000
29.05.1996	3,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,835,000
18.06.1996	4,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,839,000
25.09.1996	1,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,840,000
08.04.1997	1,000	1.00	Pursuant to exercise of ESOS at RM2.90 per share	121,841,000
09.01.1998	24,368,200	1.00	Bonus issue of 1 for 5	146,209,200
11.06.1998	36,552,300	1.00	Rights issue of 3 for 10 at RM1.10 per share	182,761,500
22.06.1999	7,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,768,500
24.06.1999	8,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,776,500
25.06.1999	26,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,802,500

INFORMATION ON LCB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued & fully paid-up share capital (RM)
02.07.1999	9,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,811,500
02.07.1999	1,000	1.00	Pursuant to exercise of ESOS at RM2.15 per share	182,812,500
08.07.1999	5,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,817,500
08.07.1999	2,000	1.00	Pursuant to exercise of ESOS at RM1.79 per share	182,819,500
08.07.1999	2,000	1.00	Pursuant to exercise of ESOS at RM2.09 per share	182,821,500
08.07.1999	6,000	1.00	Pursuant to exercise of ESOS at RM2.15 per share	182,827,500
08.07.1999	6,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,833,500
14.07.1999	2,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,835,500
14.07.1999	7,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,842,500
22.07.1999	8,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,850,500
28.07.1999	4,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,854,500
02.08.1999	5,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,859,500
02.08.1999	2,000	1.00	Pursuant to exercise of ESOS at RM1.78 per share	182,861,500
02.08.1999	2,000	1.00	Pursuant to exercise of ESOS at RM1.79 per share	182,863,500
02.08.1999	3,000	1.00	Pursuant to exercise of ESOS at RM2.09 per share	182,866,500
02.08.1999	2,000	1.00	Pursuant to exercise of ESOS at RM2.15 per share	182,868,500
06.08.1999	1,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,869,500
06.08.1999	4,000	1.00	Pursuant to exercise of ESOS at RM2.15 per share	182,873,500
06.08.1999	2,000	1.00	Pursuant to exercise of ESOS at RM3.02 per share	182,875,500
09.11.1999	20,000	1.00	Pursuant to exercise of ESOS at RM1.47 per share	182,895,500

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Substantial Shareholders as at 25 November 2002, the substantial shareholders of LCB are as follows:

	<----------------Shareholding----------------->				Place of
Name of substantial shareholder	Direct	%	Indirect	%	Incorporation/ Nationality
LTAT	-	-	62,788,035 *[a]	20.19 @	Malaysia
DAC	277,500	0.15	64,748,534 [b]	35.40	Singaporean
TSWC	180,000	0.10	130,863,435 *#[c]	57.32 @ ~	Malaysian
WCSB	376,800	0.21	59,549,416 [d]	32.56	Malaysia
Lancaster	-	-	59,549,416 [e]	32.56	Hong Kong

INFORMATION ON LCB

Name of substantial shareholder	<---Shareholding---> Direct	%	Indirect	%	Place of Incorporation/ Nationality
Utara Enterprise Sdn Bhd	-	-	59,549,416[e]	32.56	Malaysia
LRPL	-	-	62,947,934 [f]	34.42	Singapore
LHSB	15,835,395	8.66	43,714,021 [g]	23.90	Malaysia
Happyvest	-	-	43,714,021 [h]	23.90	Malaysia
Amanvest	43,714,021	23.90	-	-	Malaysia
ACB	-	-	62,788,035 *[i]	20.19 @	Malaysia
Mirzan bin Mahathir	-	-	28,903,000 [j]	15.80	Malaysian
Peringkat Prestasi (M) Sdn Bhd	28,903,000	15.80	-	-	Malaysia
Timuriang	-	-	61,683,360 ^[k]	19.79 @	Malaysia
Umatrac	34,770,323	19.01	25,486,537 ^	-	Malaysia

Notes:

- * *Including 25,855,162 LCB Warrants 1997/2003 with a right to subscribe for one new LCB Share for every LCB Warrant 1997/2003 held*
- ^ *Including 25,486,537 LCB Warrants 1997/2003 with a right to subscribe for one new LCB Share for every LCB Warrant 1997/2003 held*
- # *Including Options to subscribe for 175,000 LCB Shares under the LCB ESOS ("Options")*
- @ *Excluding LCB Warrants 1997/2003*
- ~ *Excluding Options*
- *(Direct; Indirect) - represents the direct and indirect interest held*
- a *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect - 100%), AMSPL (Direct - Nil; Indirect - 100%), AMB (Direct - 4.22%; Indirect - 58%) and Projek Jaya (Direct - Nil; Indirect - 100%)*
- b *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 0.83%; Indirect - 19.17%), Amanvest (Direct - Nil; Indirect - 100%), Billion Grow (Direct - Nil; Indirect - 28%) and LDP (Direct - Nil; Indirect - 20%)*
- c *Deemed interested by virtue of Section 6A of the Cos Act held via WCSB (Direct - 99.99%; Indirect - 0.01%), LHSB (Direct - Nil; Indirect - 80%), Amanvest (Direct - Nil; Indirect - 100%), LHPL (Direct - Nil; Indirect - 58.80%), Viewtrain (Direct - Nil; Indirect - 72%), Billion Grow (Direct - Nil; Indirect - 72%), Actual Best (Direct - Nil; Indirect - 72%), Budivest (Direct - Nil; Indirect - 100%), CDSB (Direct - Nil; Indirect - 100%), LDP (Direct - 49%; Indirect - 1%), Trillionvest (Direct - 99.99%; Indirect - Nil%), Umatrac (Direct - Nil; Indirect - 100%), AMSPL (Direct - Nil; Indirect - 100%), AMB (Direct - 0.01%; Indirect - 59.61%), Projek Jaya (Direct - Nil; Indirect - 100%) and Ceemax (Direct - Nil; Indirect - 100%)*
- d *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 40%; Indirect - 20%) and Amanvest (Direct - Nil; Indirect - 100%)*
- e *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 20%; Indirect - Nil) and Amanvest (Direct - Nil; Indirect - 100%)*
- f *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 19.17%; Indirect - Nil), Amanvest (Direct - Nil; Indirect - 100%) and LDP (Direct - 20%; Indirect - Nil)*
- g *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%)*
- h *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - 100%; Indirect - Nil)*
- i *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect - 100%); AMSPL (Direct - 100%; Indirect - Nil), AMB (Direct - Nil; Indirect - 58%) and Projek Jaya (Direct - Nil; Indirect - 100%)*
- j *Deemed interested by virtue of Section 6A of the Cos Act held via Peringkat Prestasi (M) Sdn Bhd (Direct - 99.99%; Indirect - 0.01%)*

k *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - 100%; Indirect - Nil), AMB (Direct - Nil; Indirect - 58%) and Projek Jaya (Direct - Nil; Indirect - 100%)*

4. BOARD OF DIRECTORS

The Board of Directors of LCB and their respective shareholdings in LCB as at 25 November 2002 are as follows:

	<----Shareholding----		---->			
Name	**Direct**	**%**	**Indirect**	**%**	**Designation**	**Nationality**
TSWC	180,000	0.10	130,863,435 *#a	57.32 ~	Chairman and Managing Director	Malaysian
Raja Zainal Abidin bin Raja Haji Tachik	300,000	0.16	87,400 b	0.05	Director	Malaysian
DAC	277,500	0.15	64,748,534 c	35.40	Director	Singaporean
Dato' Haji Yahya bin Haji Talib	-	-	225,000 d	0.12	Director	Malaysian
M Chareon Sae Tang @ Tan Whye Aun	-	-	-	-	Director	Malaysian
Folk Fong Shing @ Kok Fong Hing	-	-	-	-	Director	Malaysian

Notes:

* *Including 25,855,162 LCB Warrants 1997/2003 with a right to subscribe for one new share for every LCB Warrant 1997/200 held*

Including Options to subscribe for 175,000 shares in LCB under the LCB ESOS ("Options")

~ *Excluding LCB Warrants 1997/2003 and Options*

(Direct; Indirect) - represents the direct and indirect interest held

a *Deemed interested by virtue of Section 6A of the Cos Act held via WCSB (Direct - 99.99%; Indirect - 0.01%), LHSB (Direct - Nil; Indirect - 80%), Amanvest (Direct - Nil; Indirect - 100%), LHPL (Direct - Nil; Indirect - 58.80%), Viewtrain (Direct - Nil; Indirect - 72%), Billion Grow (Direct - Nil; Indirect - 72%), Actual Best (Direct - Nil; Indirect - 72%), Budivest (Direct - Nil; Indirect - 100%), CDSB (Direct - Nil; Indirect - 100%), LDP (Direct - 49%; Indirect - 1%), Trillionvest (Direct - 99.99%; Indirect -Nil), Umatrac (Direct - Nil; Indirect - 100%), AMSPL (Direct - Nil; Indirect - 100%), AMB (Direct - 0.01%; Indirect - 59.61%), Projek Jaya (Direct - Nil; Indirect - 100%) and Ceemax (Direct - Nil; Indirect - 100%)*

b *Deemed interested by virtue of Section 6A of the Cos Act held via RAZA Sdn Bhd (Direct - 99.69%; Indirect - 0.31%) and Kumpulan RZA Sdn Bhd (Direct - 11.12%; Indirect - 88.88%)*

c *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 0.83%; Indirect - 19.17%), Amanvest (Direct - Nil; Indirect - 100%), Billion Grow (Direct - Nil; Indirect - 28%) and LDP (Direct - Nil; Indirect - 20%)*

d *Deemed interested by virtue of Section 6A of the Cos Act held via Hayazeen Sdn Bhd (Direct - 0.01%; Indirect - 99.99%)*

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary and associated companies of LCB as at 25 November 2002 are set out below:

Subsidiary companies

Name of company	Date/Place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Lion Steelworks Sdn Bhd	04.03.1978 Malaysia	RM15,000,010	100	Manufacture and distribution of office equipment and related steel products
Kinabalu Motor Assembly Sdn Bhd	12.06.1974 Malaysia	RM38,550,000	50.01	Assembly of commercial vehicle
Lion Rubber Works Sdn Bhd	07.06.1983 Malaysia	RM2,500,000	100	Ceased operations
Lion Trading & Marketing Sdn Bhd	02.11.1983 Malaysia	RM101,247	100	Trading and marketing agency for the distribution of office equipment, security equipment and steel related products
Lion Construction & Engineering Sdn Bhd	18.05.1976 Malaysia	RM8,008,510	100	Construction and civil engineering work
Lion Excellent Sdn Bhd	17.07.1984 Malaysia	RM1,600,000	100	Ceased operations
Lion General Trading & Marketing (S) Pte Ltd	29.04.1983 Singapore	SGD10,000	100	General merchant
Limpahjaya	13.02.1986 Malaysia	RM7,202	100	Investment holding
LCB Harta (M) Sdn Bhd *(formerly known as Ishjaya Sdn Bhd)*	09.03.2002 Malaysia	RM2	100	Managing of debts novated from LCB and certain of its subsidiaries to LCB Harta (M) Sdn Bhd pursuant to a debt restructuring exercise undertaken by LCB and certain of its subsidiaries
Subsidiaries of Lion Steelworks Sdn Bhd				
Lion Fichet Sdn Bhd	26.02.1975 Malaysia	RM3,000,000	100	Ceased operations
Lion Fichet (HK) Limited	18.08.1987 Hong Kong SAR	HK$100,000	100	Ceased operations
Subsidiaries of Kinabalu Motor Assembly Sdn Bhd				
KMA Marketing Sdn Bhd	27.03.1978 Malaysia	RM3,111,656	100	Trading of motor vehicles
Kinabalu Car Distributors Sdn Bhd	26.01.1985 Malaysia	RM2	100 [a]	Dormant

INFORMATION ON LCB

Name of company	Date/Place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Subsidiaries of Lion Construction & Engineering Sdn Bhd				
PMB Building System Sdn Bhd	16.05.1983 Malaysia	RM1,500,000	100	Investment holding
Lion Sankyu Tekko Sdn Bhd	26.04.1985 Malaysia	RM5,000,000	80 [b]	Ceased operations
Subsidiaries of Limpahjaya				
Umevest Sdn Bhd	25.08.1983 Malaysia	RM3,500,000	100	Investment holding
Megasteel	18.04.1989 Malaysia	RM600,861,701	50% + 1 share	Manufacturing of HRC, bands, plates and sheets
Subsidiaries of Umevest Sdn Bhd				
Logic Concepts (M) Sdn Bhd	09.11.1983 Malaysia	RM100,000	71	Ceased operations
Bersatu Investments Company Limited	02.04.1982 Hong Kong SAR	HK$600,000	71	Ceased operations
Lion Com Sdn Bhd	28.11.1987 Malaysia	RM500,000	100	Investment holding
Logic Furniture (M) Sdn Bhd	12.06.1990 Malaysia	RM100,000	91	Ceased operations
Lyn (Pte) Ltd	7.05.1981 Singapore	SGD1,555,555	79	Investment holding
Subsidiary of Bersatu Investments Company Limited				
Glit Investments Company Limited	02.04.1982 Hong Kong SAR	HK$600,000	100	Dormant
Subsidiary of Lion Com Sdn Bhd				
Secretarial Communications Sdn Bhd	27.10.1982 Malaysia	RM20,000	100	Share registration and secretarial services
Subsidiaries of Lyn Pte Ltd				
Logic Furniture (S) Pte Ltd	09.03.1983 Singapore	SGD700,000	100	Ceased operations
Logic Concepts (S) Pte Ltd	09.05.1983 Singapore	SGD200,002	100	Ceased operations

INFORMATION ON LCB

Notes:

a *Wholly-owned by KMA Marketing Sdn Bhd*
b *Held via PMB Building System Sdn Bhd*

Associated companies

Name of company	Date/Place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
ACB	10.10.1974 Malaysia	RM629,796,501	29.36	Investment holding
Lion Plantations Sdn Bhd	11.05.1979 Malaysia	RM8,000,000	30	Investment holding

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of LCB for the five FYE 30 June 2002 and unaudited result for the quarter ended 30 September 2002 are summarised as follows:

	←		Audited		→	Unaudited
	1998	1999	2000	2001	2002	quarter ended 30.09.02
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	466,190	179,533	329,892	1,041,064	1,214,669	476,129
Profit/(Loss) before exceptional items	(341,893)	(288,889)	(249,318)	(303,843)	(131,197)	688
Exceptional items	-	-	(18,415)	(26,901)	(7,063)	-
PBT/(LBT)	(341,893)	(288,889)	(267,733)	(330,744)	(138,260)	688
Taxation	241	14,610	(15,303)	1,496	(93)	(111)
PAT/(LAT)	(341,652)	(274,279)	(283,036)	(329,248)	(138,353)	577
MI	(690)	(314)	24,506	82,127	35,641	(4,012)
LAT and MI	(342,342)	(274,593)	(258,530)	(247,121)	(102,712)	(3,435)
Shareholders' funds	250,354	114,599	(40,202)	(242,880)	(346,128)	(357,179)
Total borrowings	1,796,339	2,079,642	2,379,410	2,447,189	2,449,455	2,427,327
Weighted average number of shares in issue ('000)	148,210	180,760	182,896	182,896	182,896	182,896
Net LPS (sen)	(231.0)	(151.9)	(141.4)	(135.1)	(56.2)	(7.5)*
Gross dividend per share (%)	1.0	0.1	0.1	0.1	-	-

Notes:

* *Annualised.*

1 *There were no extraordinary items during the financial years and financial period under review.*

2. *In the FYE 30 June 1999, the LCB Group recorded a lower turnover of RM179.5 million as against RM466.2 million achieved in the FYE 30 June 1998 due to the slowdown in the economy with lower turnover reported for all the divisions. Turnover of Kinabalu Motor Assembly Sdn Bhd was lower at RM103.4 million as compared to RM195.0 million in the FYE 30 June 1998. Lion Sankyu Tekko Sdn Bhd ("Lion Sankyu") recorded a drop in turnover to RM21.3 million, a decline of approximately 77% compared to RM91.3 million in the FYE 30 June 1998. The significant drop in its turnover was mainly due to the completion of the construction of the Megasteel plant, which previously contributed substantially to Lion Sankyu's turnover. Turnover of Lion Construction & Engineering Sdn Bhd was lower at RM21.0 million as compared to RM151.4 million in the FYE 30 June 1998. Lion Steelworks Sdn Bhd and Lion Trading & Marketing Sdn Bhd collectively recorded a lower turnover of RM35.2 million as compared to RM59.4 million in the FYE 30 June 1998. The impact of the regional economic turmoil caused many businesses to downsize or merge their operations. As such, the demand for new office furniture reduced drastically. The difficult economic situation in Malaysia and in ASEAN countries spurred local and neighbouring office furniture manufacturers to export their products. This resulted in a more competitive export market for the division.*

After accounting for the results of LCB's associated companies, a LBT of RM288.9 million was recorded. The losses were mainly contributed by the losses of ACB, which was due to lower demand in the steel, retail and property sectors as well as additional provision for stockbroking losses and amortisation of foreign losses of RM448.8 million. The tax claim was mainly due to share of associated company's recovery of tax deducted at source on dividend received and reversal of deferred tax.

3. *In the FYE 30 June 2000, the LCB Group recorded a higher turnover of RM329.9 million as against RM179.5 million achieved in the FYE 30 June 1999. This was due to the commencement of commercial production by Megasteel in May 2000, which recorded a turnover of RM179.5 million for FYE 30 June 2000. Although the LCB Group incurred losses in the year, the LCB Group has tax charges arising primarily from share of tax of certain profitable associated companies, which for tax purposes cannot be offset against losses from other companies within the LCB Group.*

4. *In the FYE 30 June 2001, the 215.6% increase in turnover was contributed by the inclusion of the result of Megasteel, which contributed approximately 84.8% to the LCB Group's total turnover. The tax claim was due mainly to the over provision of tax in prior years after netting off against share of associated companies' tax charges.*

5. *In the FYE 30 June 2002, the LCB Group's turnover and LBT increased by 16.7% and reduced by 58.4% respectively. The improvement was due mainly to better performance recorded by Megasteel and the LCB Group also ceased to share the losses of ACB, as it has fully shared the losses up to its investment cost. Although the LCB Group recorded losses in the year, it has tax charges arising primarily from certain profitable subsidiary companies which for tax purposes cannot be offset against losses from other companies within the LCB Group.*

6. *For the quarter ended 30 September 2002, the LCB Group recorded a 56.8% increase in annualised turnover compared to the FYE 30 June 2002. The improvement was mainly attributed to the improvement in the performance of Megasteel which recorded a higher sale volume in tandem with the improved market environment for the flat steel industry. Accordingly, the Group recorded a PBT of RM0.7 million.*

7. *The exceptional items reported for FYE 30 June 2000 to 2002 were related to the following:*

FYE 30 June	***2000 RM'000***	***2001 RM'000***	***2002 RM'000***
Provision for diminution in value of quoted investments	-	*17,046*	*2,107*
Provision for doubtful debts	-	*9,855*	*4,956*
Quoted warrants written off	*18,415*	-	-
	18,415	***26,901***	***7,063***

7. HISTORICAL SHARE PRICE

The monthly highest and lowest market prices of LCB Shares for the 12 months to December 2002 as traded on the KLSE are as follows:

	High RM	Low RM
2002		
January	0.500	0.405
February	0.500	0.390
March	0.525	0.320
April	0.760	0.520
May	0.720	0.600
June	0.660	0.600
July	0.655	0.510
August	0.565	0.500
September	0.585	0.480
October	0.615	0.520
November	0.640	0.500
December	0.575	0.520

The latest transacted price of LCB Shares on 25 March 2002, being the last Market Day immediately preceding the date of announcement of the revised Proposed GWRS	RM0.510
The latest transacted price of LCB Shares on 2 January 2003 (the latest practicable date prior to the despatch of this Circular)	RM0.540

(Source: Bloomberg)

8. AUDITED FINANCIAL STATEMENTS OF THE LCB GROUP

The audited financial statements of LCB for the FYE 30 June 2002 together with the Auditor's report is available for inspection at the Registered Office of LCB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, from the date of this Circular up to and including the date of the EGM.

Shareholders who wish to obtain a copy of the financial statements may forward your request in writing via ordinary post, fascimile or e-mail to the address and/or numbers below:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Contact Person : Chan Poh Lan
Telephone Number : 03-2162 2155
Fax Number : 03-2162 3448
Email Address : gwrsacb@lion.com.my

in which case a copy of the financial statements of LCB will be sent to you at your specified mailing address by ordinary post without any fees or charges. Alternatively, shareholders may collect in person a copy of the financial statements from the Company's Registered Office at the address set out above.

INFORMATION ON AMB

1. HISTORY AND BUSINESS

AMB was incorporated in Malaysia on 25 August 1978 as Angkasa Marketing Sdn Bhd under the Cos Act. It was converted into a public company and adopted its current name on 23 August 1990. AMB was listed on the Main Board of the KLSE on 25 July 1991.

The principal activity of the Company is investment holding. Its subsidiary and associated companies are principally involved in activities related to the manufacturing and distribution of automotive, motorcycle and related component parts, which are located in Malaysia, Singapore and the PRC.

Upon completion of the Proposed Corporate Restructuring Exercise, the AMB Group would principally focus on the manufacture and distribution of tyres, rubber compound and other related products *via* the Silverstone Group and sale and distribution of "Suzuki" motorcycles and motor vehicles and assembly of "Suzuki" motorcycles *via* the Suzuki group of companies (encompasses Lion Suzuki Motor Sdn Bhd ("Lion Suzuki Motor"), Lion Suzuki Marketing Sdn Bhd ("LSM") and Suzuki Assemblers Malaysia Sdn Bhd ("SAM")) in Malaysia, further details of which are set out below:

	LSM and SAM	Lion Suzuki Motor
Principal activities	SAM is principally engaged in the assembly of "Suzuki" motorcycles, which are predominantly sold to LSM for sale and distribution in Malaysia	Sale and distribution of "Suzuki" motor vehicles
Location of plants	1412 Plot 281 Prai Industrial Complex 13600 Prai	Lot 38, Mukim Padang Meha 09400 Padang Serai
Size of plants		
- **Land area**	10 acres	200 acres
- **Factory built-up area**	436,254 sq. ft.	80 acres
Number of lines and shifts	1 assembly line and one 8-hour shift	4 production lines and one 8-hour shift
Output for FYE 2002	2,000 units per month	2,000 units per month
Maximum production capacity for FYE 2002	2,440 units per month	4,000 units per month
Principal products	- 110cc Underbone 2 stroke engine - 120cc Underbone 2 stroke engine - 100cc Scooter 2 stroke engine - 125cc Scooter 4 stroke engine - 125cc Sport Model 4 stroke engine - 150cc Sport Model 4 stroke engine - 110cc Underbone 4 stroke engine	- Grand Vitara 1.6L - Grand Vitara 2.0L - Suzuki Liana 1.6L - Suzuki Era Recreational Van

INFORMATION ON AMB

	LSM and SAM	Lion Suzuki Motor
Market for products	85% of the "Suzuki" motorcycles assembled by SAM are sold to LSM, which are distributed by LSM through a network of 206 multi-brand dealers throughout Malaysia	All motor vehicles are distributed by Lion Suzuki Motor through 5 sales outlet, 28 multi-brand dealers and 3 exclusive dealers throughout Malaysia
% of sales broken down into domestic and foreign for the FYE 2002	Domestic – 85% Export – 15% mainly to Indonesia	100% for domestic market
Number of employees as at 25 November 2002	198	108

Details of the Silverstone Group's tyre manufacturing business are set out in Appendix III(e).

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of AMB are as follows:

	No. of ordinary shares	Par Value (RM)	Total (RM)
Authorised	500,000,000	1.00	500,000,000
Issued and fully paid-up	147,451,096	1.00	147,451,096

Details of the changes in AMB's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
25.08.1978	2	1.00	Subscribers' shares	2
15.01.1979	99,998	1.00	Cash	100,000
20.02.1982	1,900,000	1.00	Cash	2,000,000
30.06.1984	8,000,000	1.00	Cash	10,000,000
31.05.1991	23,836,000	1.00	Rights issue of 2.3836 for 1 at par	33,836,000
31.05.1991	39,865,048	1.00	Consideration for acquisition of subsidiary companies at par	73,701,048
22.05.1995	73,701,048	1.00	Rights issue of 1 for 1 at RM2.00 per share	147,402,096
12.01.1996	1,000	1.00	Exercise of ESOS at RM2.55 per share	147,403,096
09.04.1996	14,000	1.00	Exercise of ESOS at RM2.55 per share	147,417,096
06.05.1996	7,000	1.00	Exercise of ESOS at RM2.55 per share	147,424,096
22.05.1996	3,000	1.00	Exercise of ESOS at RM2.55 per share	147,427,096
17.06.1996	1,000	1.00	Exercise of ESOS at RM2.55 per share	147,428,096

Date of allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
28.08.1996	6,000	1.00	Exercise of ESOS at RM2.55 per share	147,434,096
09.12.1996	1,000	1.00	Exercise of ESOS at RM2.55 per share	147,435,096
10.01.1997	3,000	1.00	Exercise of ESOS at RM2.55 per share	147,438,096
21.01.1997	6,000	1.00	Exercise of ESOS at RM2.55 per share	147,444,096
31.01.1997	1,000	1.00	Exercise of ESOS at RM2.55 per share	147,445,096
25.02.1997	1,000	1.00	Exercise of ESOS at RM2.55 per share	147,446,096
07.03.1997	4,000	1.00	Exercise of ESOS at RM2.55 per share	147,450,096
26.03.1997	1,000	1.00	Exercise of ESOS at RM2.55 per share	147,451,096

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Substantial Shareholders, the substantial shareholders of AMB as at 25 November 2002 are as follows:

	<-----------Shareholding---------->				Place of
Substantial shareholder	Direct	%	Indirect	%	incorporation / Nationality
LTAT	6,218,380	4.22	85,523,496 [a]	58.00	Malaysia
DAC	205,650	0.14	87,799,350 [b]	59.54	Singaporean
TSWC	20,000	0.01	87,892,150 [c]	59.61	Malaysian
WCSB	88,900	0.06	87,785,250 [d]	59.54	Malaysia
Lancaster	-	-	87,785,250 [e]	59.54	Hong Kong SAR
Utara Enterprise Sdn Bhd	-	-	87,785,250 [e]	59.54	Malaysia
LRPL	-	-	87,785,250 [f]	59.54	Singapore
LHSB	2,600	0.002	87,782,650 [g]	59.53	Malaysia
Happyvest	-	-	87,774,426 [h]	59.53	Malaysia
Amanvest	216,590	0.15	85,523,496 [i]	58.00	Malaysia
LCB	9,000	0.006	85,514,496 [j]	57.99	Malaysia
Mirzan bin Mahathir	-	-	85,523,496 [k]	58.00	Malaysian
Peringkat Prestasi (M) Sdn Bhd	-	-	85,523,496 [l]	58.00	Malaysia
ACB	-	-	85,523,496 [m]	58.00	Malaysia
Timuriang Sdn Bhd	-	-	85,523,496 [n]	58.00	Malaysia
Umatrac	85,514,496	57.99	9,000 [o]	0.006	Malaysia

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - Nil; Indirect – 20.19%) and Umatrac (Direct - Nil; Indirect – 100 %)*

b *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 0.83%; Indirect – 19.17%), Araniaga (Direct - Nil; Indirect – 100%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), Tirta (Direct - Nil; Indirect – 70.64%), Amanvest (Direct - Nil; Indirect – 100%), LCB (Direct - 0.15 %; Indirect - 35.40%), Umatrac (Direct - Nil; Indirect – 100%) and Sin Seng (Direct - 20%; Indirect - Nil)*

c *Deemed interested by virtue of Section 6A of the Cos Act held via WCSB (Direct - 99.99%; Indirect - 0.01%), LHSB (Direct - Nil; Indirect – 80%), Araniaga (Direct - Nil; Indirect – 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Tirta (Direct - Nil; Indirect – 79%), Amanvest (Direct - Nil; Indirect - 100%), LCB (Direct - 0.1%; Indirect - 57.32%), Umatrac (Direct - Nil; Indirect – 100%) and LHPL (Direct - Nil; Indirect – 58.80%)*

d *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 40%; Indirect – 20%), Araniaga (Direct - Nil; Indirect – 51%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), Tirta (Direct -Nil; Indirect – 67.04%), Amanvest (Direct - Nil; Indirect – 100%), LCB (Direct - 0.21%; Indirect - 32.56%) and Umatrac (Direct - Nil; Indirect – 100%)*

e *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 20%; Indirect – Nil), Araniaga (Direct - Nil; Indirect – 51%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), Tirta (Direct - Nil; Indirect – 67.04%), Amanvest (Direct - Nil; Indirect – 100%), LCB (Direct - Nil; Indirect - 32.56%) and Umatrac (Direct - Nil; Indirect – 100%)*

f *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 19.17%; Indirect – Nil), Araniaga (Direct - Nil; Indirect – 100%),), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), Tirta (Direct - Nil; Indirect – 67.04%), Amanvest (Direct - Nil; Indirect – 100%), LCB (Direct - Nil; Indirect - 34.42%) and Umatrac (Direct - Nil; Indirect – 100%)*

g *Deemed interested by virtue of Section 6A of the Cos Act held via Araniaga (Direct - 51%; Indirect –Nil), Teck Bee Mining (Direct - 90.29%; Indirect - Nil), Tirta (Direct -Nil; Indirect – 67.04%), Amanvest (Direct - Nil; Indirect – 100%), LCB (Direct - 8.66%; Indirect - 23.90%) and Umatrac (Direct - Nil; Indirect – 100%)*

h *Deemed interested by virtue of Section 6A of the Cos Act held via Tirta (Direct - 51.31%; Indirect – 15.64%), Amanvest (Direct - 100%; Indirect – Nil), LCB (Direct - Nil; Indirect – 23.90%) and Umatrac (Direct - Nil; Indirect – 100%)*

i *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct – 23.90%; Indirect -Nil) and Umatrac (Direct - Nil; Indirect – 100%)*

j *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect – 100%)*

k *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - Nil; Indirect - 15.80%) and Umatrac (Direct - Nil; Indirect – 100%)*

l *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 15.80%; Indirect-Nil) and Umatrac (Direct - Nil; Indirect – 100%)*

m *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - Nil; Indirect – 20.19%) and Umatrac (Direct - Nil; Indirect – 100 %)*

n *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - Nil; Indirect – 19.79%) and Umatrac (Direct - 100%; Indirect – Nil)*

o *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 19.01%; Indirect – Nil)*

4. BOARD OF DIRECTORS

The Board of Directors of AMB and their respective shareholdings in AMB as at 25 November 2002 are as follows:

	<——Shareholding		——>			
Name	**Direct**	**%**	**Indirect**	**%**	**Designation**	**Nationality**
TSWC	20,000	0.01	87,892,150[a]	59.61	Chairman	Malaysian
Phang Wai Yeen	-	-	-	-	Managing Director	Malaysian
Ngan Yow Chong	-	-	-	-	Executive Director	Malaysian
Tan Sri Dato' Jaffar Bin Abdul	-	-	-	-	Director	Malaysian
DAC	205,650	0.14	87,799,350[b]	59.54	Director	Singaporean
Dato' Haji Hashim Bin Saad	-	-	-	-	Director	Malaysian
Eow Kwan Hoong	-	-	-	-	Director	Malaysian

INFORMATION ON AMB

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a *Deemed interested by virtue of Section 6A of the Cos Act held via WCSB (Direct - 99.99%; Indirect - 0.01%), LHSB (Direct - Nil; Indirect - 80%), Araniaga (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct –5.59%; Indirect – 90.29%), Tirta (Direct - Nil; Indirect - 79%), Amanvest (Direct - Nil; Indirect - 100%), LCB (Direct-0.1%; Indirect - 57.32%), Umatrac (Direct – Nil; Indirect - 100%) and LHPL (Direct – Nil; Indirect- 58.80%).*

b *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 0.83%; Indirect - 19.17%), Araniaga (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect – 90.29%), Tirta (Direct - Nil; Indirect – 70.64%), Amanvest (Direct - Nil; Indirect - 100%), LCB (Direct - 0.15%; Indirect - 35.40%), Umatrac (Direct - Nil; Indirect - 100%) and Sin Seng (Direct - 20%; Indirect – Nil).*

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary and associated companies of AMB as at 25 November 2002 are as follows:

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiary companies of AMB				
AMB Venture Sdn Bhd	12.02.1986 Malaysia	300,000	100	Investment holding
AMB Harta (L) Limited	23.04.2002 Malaysia	USD1	100	Treasury business
AMB Harta (M) Sdn Bhd *(formerly known as Jaring Gemilang Sdn Bhd)*	20.03.2002 Malaysia	2	100	Managing of debts novated from AMB and certain of its subsidiaries to AMB Harta (M) Sdn Bhd pursuant to a debt restructuring exercise undertaken by AMB and certain of its subsidiaries
Hamba Research & Development Co Ltd	27.11.1996 Taiwan	NT$10,000,000	98	Research and development
Innovasi Istimewa Sdn Bhd	17.07.1995 Malaysia	4,150,002	100	Investment holding
Innovasi Selaras Sdn Bhd	17.07.1995 Malaysia	3,160,002	100	Investment holding
Lion Suzuki Motor	24.08.1973 Malaysia	5,401,000	100	Sale and distribution of "Suzuki" motor vehicles
S.I.T Corporate Learning Centre Sdn Bhd	14.03.1985 Malaysia	60,002	100	Provision of training services

INFORMATION ON AMB

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiary companies of AMB Venture Sdn Bhd				
AMB Aerovest Limited	15.04.1993 British Virgin Islands	USD9,818,183	100	Investment holding
AMB Automobile Pte Ltd	14.12.2000 Singapore	SGD2	100	Dormant
AMB Engineering Pte Ltd	16.12.2000 Singapore	SGD2	100	Dormant
AMB Fortune Holdings Pte Ltd	16.12.2000 Singapore	SGD2	100	Dormant
Chrome Marketing Sdn Bhd	07.03.1997 Malaysia	5,000	100	Investment holding
Lion Tyre Venture Sdn Bhd	10.01.1985 Malaysia	75,000	100	Investment holding
Range Grove Sdn Bhd	26.05.1983 Malaysia	30,000	100	Investment holding
Seintasi Sdn Bhd	19.04.2001 Malaysia	2	100	Investment holding
Silverstone Tyre (S) Pte Ltd	19.05.1993 Singapore	SGD31,750,100	80	Investment holding
Willet Investment Pte Ltd	15.10.1992 Singapore	SGD45,954,450	70	Investment holding
Subsidiary company of Innovasi Istimewa Sdn Bhd				
Nanjing Jingyi Casting Co Ltd	25.12.1995 PRC	USD11,250,000	60	Manufacture of motorcycle cast iron parts
Subsidiary companies of Innovasi Selaras Sdn Bhd				
Wuxi Top Absorber Co Ltd	22.12.1995 PRC	USD12,000,000	55	Manufacture of motorcycle absorbers
Wuxi Puhua Electroplating Co Ltd	19.06.1997 PRC	USD1,750,000	70 [a]	Electroplating of motorcycle absorbers

INFORMATION ON AMB

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiary company of Range Grove Sdn Bhd				
Wuhan Fortune Motor Co Ltd	19.09.1994 PRC	USD12,000,000	50	Manufacture of light trucks and buses
Subsidiary company of Silverstone Tyre (S) Pte Ltd				
Lion Rubber Industries Pte Ltd	07.10.1993 Singapore	SGD10,000,000	70	Investment holding
Subsidiary company of Lion Rubber Industries Pte Ltd				
Dong Feng Lion Tyre Co Ltd	09.12.1993 PRC	Rmb450,251,668	55	Manufacture and sale of tyres
Associated companies of AMB				
Avenel	12.06.1984 Malaysia	100,000,000	20	Investment holding
LSM	17.05.1985 Malaysia	3,001,000	49	Sale and distribution of "Suzuki" motorcycles
SAM	13.07.1971 Malaysia	26,261,368	49	Assembly of "Suzuki" motorcycles
Associated company of Lion Tyre Venture Sdn Bhd				
Hunan Changfa Automobile Engine Co Ltd	29.03.1996 PRC	Rmb239,794,655	50	Manufacture of automotive engine
Associated company of Chrome Marketing Sdn Bhd				
Jiangxi Fuqi Motor Co Ltd	04.07.1996 PRC	USD20,000,000	50	Assembly and sale of 4-wheel drive vehicles and related components

INFORMATION ON AMB

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Associated company of AMB Venture Sdn Bhd				
Lion Asia Investment Pte Ltd	06.09.1990 Singapore	SGD33,000,000	20	Investment holding
Associated company of Innovasi Istimewa Sdn Bhd				
Tianjin Zhaoxia Motorcycle Technical Development Co Ltd	18.03.1997 PRC	Rmb18,000,000	40	Research and development
Associated company of Willet Investment Pte Ltd				
Nanjing Jincheng Machinery Co Ltd	18.03.1994 PRC	USD118,000,000	38.64 9.09 [b]	Manufacture of motorcycles

Note:

a *Held via Innovasi Selaras Sdn Bhd (30%) and Wuxi Top Absorber Co Ltd (40%).*
b *Held via AMB Aerovest Limited*

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of AMB for the five FYE 30 June 2002 and the unaudited results for the quarter ended 30 September 2002 are summarised as follows:

FYE 30 June	<---- 1998	1999	Audited 2000	2001	2002 ---->	Unaudited quarter ended 30.09.02
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	1,803,789	1,287,152	1,292,850	1,296,413	739,565	113,764
Loss before exceptional items	(26,135)	(100,060)	(130,881)	(135,087)	(116,554)	(17,226)
Exceptional items	(100,390)	32,728	-	(100,900)	(126,800)	-
	(126,525)	(67,332)	(130,881)	(235,987)	(243,354)	(17,226)
Share of results in associated companies	-	25,519	(20,551)	14,657	(17,422)	(3,428)
LBT	(126,525)	(41,813)	(151,432)	(221,330)	(260,776)	(20,654)
Taxation	7,037	16,781	3,656	(3,889)	234	(79)
LAT	(119,488)	(25,032)	(147,776)	(225,219)	(260,542)	(20,733)
MI	9,881	24,968	41,528	27,066	39,274	2,767
LAT and MI	(109,607)	(64)	(106,248)	(198,153)	(221,268)	(17,966)
Shareholders' funds	401,459	364,076	231,941	47,929	(191,004)	(207,958)
Total borrowings	1,290,909	1,169,339	1,114,063	1,072,534	1,056,718	1,042,532
Weighted average number of shares in issue ('000)	147,451	147,451	147,451	147,451	147,451	147,451
Net LPS (sen)	(74)	- #	(72)	(134)	(150)	(49)*
Gross dividend per share (%)	1.0	0.1	0.1	0.1	-	-

Notes:

\# *The LPS is less than 1 sen per AMB Share.*

* *Annualised.*

1. *There were no extraordinary items reported in the financial years and financial period under review.*

2. *For the FYE 30 June 1999, the AMB Group recorded a decrease in turnover by RM516.6 million or 28.6% to RM1,287.2 million. The 28.6% drop in turnover was attributable to lower sales recorded for AMB's motor and steel divisions as a result of persistently weak market demand. LBT before MI for the AMB Group was, however, lower at RM41.8 million after accounting for an exceptional gain of RM32.7 million, details of which are set out in Note 7 below.*

   The positive tax amount of RM16.8 million recorded for the FYE 30 June 1999 was due mainly to recovery of tax deducted at source on dividend received from AMB's subsidiary companies and over provision in the prior years amounting to RM18.3 million netted off against tax provision from certain profitable subsidiary and associated companies amounting to RM1.5 million.

3. *For the FYE 30 June 2000, the AMB Group recorded a higher turnover of RM1,292.9 million. The AMB Group, however, recorded a LBT before MI of RM151.4 million due to substantial losses recorded by the motor and tyre divisions within the AMB Group. These divisions reported higher cost of goods sold as a result of the appreciation of the Japanese Yen against the RM during the year.*

   The positive tax amount of RM3.7 million recorded for the FYE 30 June 2000 was due mainly to recovery of tax deducted at source on dividend received from AMB's subsidiary companies of RM9.0 million netted off against tax provision from certain profitable subsidiary and associated companies amounting to RM5.3 million.

4. *For the FYE 30 June 2001, the AMB Group recorded a turnover of RM1,296.4 million or 0.3% lower as the operating environment for the steel trading division remained difficult with lower demand and rampant price undercutting. The motor and tyre divisions of the AMB Group also recorded lower revenue arising from the contraction in consumer spending. The AMB Group has provided RM100.9 million for losses arising from the Proposed AMB Scheme, which resulted in the AMB Group recording a LBT before MI of RM221.3 million.*

   Although the Group incurred a loss in the FYE 30 June 2001, it has a tax charge arising primarily on certain profitable subsidiary and associated companies, which far tax purposes cannot be offset against losses from other companies within the AMB Group.

5. *After the cessation of the steel trading business with effect from 1 October 2001, the AMB Group recorded a lower turnover of RM739.6 million for the FYE 30 June 2002. LAT and MI was correspondingly higher after incorporating the one-off provision for doubtful and obsolete inventories totalling RM20.2 million made by AMB's associated company, Nanjing Jincheng Machinery Co Ltd. The AMB Group also ceased to equity account for the results of Anhui Jianghuai Automotive Chassis Co Ltd ("AJ Auto") as AMB's equity interest was reduced from 24.5% to 15.98% after the listing of AJ Auto in the PRC. In addition, the AMB Group provided for an exceptional loss of RM126.8 million, details of which are set out in Note 7 below.*

   The positive tax amount of RM0.2 million recorded for the FYE 30 June 2002 was due mainly to recovery of tax deducted at source on dividend received from AMB's subsidiary companies of RM1.7 million netted off against tax provision from certain profitable subsidiary and associated companies amounting to RM1.4 million.

6. *Subsequent to the termination of the Distributorship Agreement for the appointment of AMB as the distributor of the steel products manufactured by AMSB and the divestment of 51% equity interest each in Lion Suzuki Marketing Sdn Bhd and Suzuki Assemblers Malaysia Sdn Bhd, the AMB Group registered a 38.5% decrease in annualised turnover for the quarter ended 30 September 2002 as compared to the FYE 30 June 2002. However, for the quarter ended 30 September 2002 the AMB Group recorded a lower annualised LAT and MI by 67.5% mainly due to the absence of the exceptional items which the AMB Group had incurred in the preceding financial year.*

7. *The exceptional items reported for the financial years under review were related to the following:*

FYE 30 June	***1998 RM'000***	***1999 RM'000***	***2001 RM'000***	***2002 RM'000***
Provision for losses arising from the Proposed AMB Scheme	-	-	*(100,900)*	*(54,554)*
Provision for diminution in value of property, plant and machinery arising from the proposed disposal of a subsidiary company	-	-	-	*(59,194)*
Goodwill on consolidation written down arising from the proposed disposal of a subsidiary company	-	-	-	*(5,228)*
Provision for diminution in value of investment in an associated company	-	-	-	*(21,475)*
Gain on disposal of subsidiary/ associated companies	-	*97,046*	-	*13,651*
Unrealised foreign exchange loss	*(94,255)*	*(65,320)*	-	-
Realised foreign exchange loss	*(6,135)*	*(78)*	-	-
Gain on disposal of land	-	*1,080*	-	-
	(100,390)	*32,728*	*(100,900)*	*(126,800)*

7. HISTORICAL SHARE PRICE

The monthly highest and lowest market prices of AMB Shares for the 12 months to December 2002 as traded on the KLSE are as follows:

	High RM	Low RM
2002		
January	0.270	0.220
February	0.260	0.215
March	0.240	0.180
April	0.355	0.200
May	0.260	0.105
June	0.125	0.100
July	0.120	0.090
August	0.240	0.050
September	0.140	0.065
October	0.145	0.100
November	0.145	0.100
December	0.100	0.080

The latest transacted price of AMB Shares on 25 March 2002, being the last Market Day immediately preceding the date of announcement of the revised Proposed GWRS	RM0.230
The latest transacted price of AMB Shares on 31 December 2002 (the latest practicable date prior to the despatch of this Circular)	RM0.090

(Source: Bloomberg)

8. AUDITED FINANCIAL STATEMENTS OF THE AMB GROUP

The audited financial statements of AMB for the FYE 30 June 2002 together with the Auditor's report is available for inspection at the Registered Office of AMB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, from the date of this Circular up to and including the date of the EGM.

Shareholders who wish to obtain a copy of the financial statements may forward your request in writing *via* ordinary post, fascimile or e-mail to the address and/or numbers below:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

Contact Person	:	Chan Poh Lan
Telephone Number	:	03-2162 2155
Fax Number	:	03-2162 3448
E-mail Address	:	gwrsacb@lion.com.my

in which case a copy of the financial statements of AMB will be sent to you at your specified mailing address by ordinary post without any fees or charges. Alternatively, shareholders may collect in person a copy of the financial statements from the Company's Registered Office at the address set out above.

INFORMATION ON AKURJAYA

1. HISTORY AND BUSINESS

Akurjaya was incorporated in Malaysia on 29 January 1986 under the Cos Act. Akurjaya is an investment holding, plantation management and property development company. The principal activities of Akurjaya's subsidiaries and associated companies are set out in Section 5 below.

Further information on the properties of Akurjaya are set out in Section 6 below.

2. SHARE CAPITAL

As at 25 November 2002 the authorised share capital and issued and fully paid-up share capital of Akurjaya are as follows:-

	No. of ordinary shares	Par Value (RM)	Total (RM)
Authorised	63,500,000 ordinary shares	1.00	63,500,000
	1,500,000 preference shares	1.00	1,500,000
Issued and fully paid-up	63,500,000 ordinary shares	1.00	63,500,000

Details of the changes in Akurjaya's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of Allotment	No. of shares allotted	Par Value (RM)	*Considerations*	Total issued and fully paid-up share capital RM
29.01.86	2 (O)	1.00	Subscribers' shares	2
05.08.86	9,998 (O)	1.00	Cash	10,000
26.08.91	29,990,000 (O)	1.00	Cash	30,000,000
26.08.91	30,000,000 (P)	1.00	Cash	60,000,000
16.10.91	3,500,000 (P)	1.00	Cash	63,500,000
27.08.96	30,000,000 (O)	1.00	Converted to ordinary shares from preference shares	63,500,000
17.10.96	3,500,000 (O)	1.00	Converted to ordinary shares from preference shares	63,500,000

O - Ordinary shares
P - Preference shares

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Members as at 25 November 2002, the substantial shareholders of Akurjaya are as follows:

Name of substantial shareholder	<----Shareholding---- Direct	%	Indirect	----> %	Place of incorporation/ Nationality
ACB	44,450,000	70.00	-	-	Malaysia
Horizon Towers	19,050,000	30.00	-	-	Malaysia
AMMB Nominees (Tempatan) Sdn Bhd	-		15,250,000	24.02*	Malaysia

Note:

* *Bare Trustee*

Akurjaya will be a wholly-owned subsidiary of ACB after the Proposed GWRS.

4. BOARD OF DIRECTORS

The Board of Directors of Akurjaya as at 25 November 2002 are as follows:-

Name	Designation	Nationality
Lee Whay Keong	Director	Malaysian
Liew Choon Yick	Director	Malaysian

None of the Directors has any direct or indirect shareholdings in Akurjaya. The Proposed GWRS is not expected to have any impact on the Directors' shareholdings in Akurjaya. It is also not anticipated that there will be any change to the composition of the Board of Directors of Akurjaya upon the completion of the Proposed GWRS.

5. **SUBSIDIARY AND ASSOCIATED COMPANIES**

The subsidiaries and associated companies of Akurjaya as at 25 November 2002 are as follows:-

Name of Company	Date and Place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest	Principal activities
Subsidiaries			%	
The Brooklands Selangor Rubber Company Limited	11.04.10 UK	£317,843	100	Cultivation of rubber and oil palm, processing of palm oil and property development
Henrietta Rubber Estate Limited	09.03.12 UK	£735,833	100	Cultivation of rubber and oil palm
Kuala Pahi Development Company Limited	24.04.57 UK	£454,500	100	Cultivation of rubber and oil palm.
Chembong Malay Rubber Company (1920) Limited	16.04.20 UK	£347,945	100	Property development and cultivation of rubber and oil palm
Segamat Land Berhad	26.08.71 Malaysia	10,000,000	100	Ceased operation
Lion Commodities and Futures Trading Sdn Bhd	22.03.82 Malaysia	4,000,000	100	Dormant
MBLI Bulking & Trading Pte Ltd	30.04.82 Singapore	SGD60,000	100	Dormant
Anika Developments Sdn Bhd	14.12.79 Malaysia	439,000	100	Contract management
Ambang Maju Sdn Bhd	14.11.85 Malaysia	100,000	70	Investment holding
Aquabio Holdings Sdn Bhd	18.03.83 Malaysia	1,000,000	100	Investment holding
Subsidiaries of Henrietta Rubber Estate Limited				
The Lenggeng Rubber Company Limited	12.07.10 UK	£108,291	100	Cultivation of rubber and oil palm
Bandar Akademia Sdn Bhd	31.12.68 Malaysia	16,154,915	100	Real estate development

INFORMATION ON AKURJAYA

Name of Company	Date and Place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest	Principal activities
Bandar Akademia Corporation (M) Sdn Bhd	09.12.87 Malaysia	3,000,000	100	Real estate development
Subsidiaries of the Brooklands Selangor Rubber Company Limited				
Andalas Development Sdn Bhd	03.07.89 Malaysia	250,000	100	Property development
Araprop Development Sdn Bhd	03.07.89 Malaysia	5,130,002	100	Property development
Dwiwater Sdn Bhd	20.07.98 Malaysia	10,000	52.52	Construction of a treated water pipeline
PT Kebunaria	Indonesia 23.09.87	Rp20,000,000,000	70	Cultivation of oil palm and processing of palm oil
Associated Companies				
Megasteel Sdn Bhd	18.04.1989 Malaysia	600,861,701	40	Manufacture of hot rolled coils, bands, plates and sheets
Triwater Sdn Bhd	30.07.1998 Malaysia	100,000	43.07 [1]	Construction of treated water pipeline

Note:
1. Held via Araprop Development Sdn Bhd.

6. INFORMATION ON THE PROPERTIES OF AKURJAYA

The following information on the properties of Akurjaya has been extracted predominantly from the respective valuation reports by CH Williams Talhar & Wong Sdn Bhd and Khong & Jaafar Sdn Bhd, except for the approved valuation of the properties which have been obtained vide the SC's letter dated 9 July 2002.

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
1.	Lots 184, 1899, 1945 and 1946, Title No. Geran 32301, 1899, 1639 and 1640 of the Bagan Sena Estate in the Mukim of Bagan Sena District of Kulim, Kedah Darul Aman. The Property is charged to The Development Bank of Singapore Limited.	The property is a parcel of rubber and oil palm plantation land (the "Property"). At present, the Property is almost fully under rubber and oil palm cultivation. However, by virtue of its location and neighbourhood, the Property has some development potential over and above its pure agricultural value. Most of the rubber trees are mature with a majority age of 11 to 20 years. Most of the oil palm trees are mature with a majority age of less than 10 years old. The average yield per annum of oil palm and rubber within the Property for the past 5 years (1998 to 2002) is about 15.0 tonnes per hectare and 1,425 kilogram per hectare respectively. The average production per annum of oil palm and rubber for the past 5 years (1998 to 2002) are 9,462 metric tonnes and 541,582 kilogram respectively. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM1.3 million (1998), RM1.7 million (1999), RM1.6 million (2000), RM0.8 million (2001) and RM0.9 million (2002). The profit contribution for the first quarter ended 30 September 2002 was RM0.8 million. The net book value based on the unaudited accounts as at 30 September 2002 was RM57.5 million.	A combined freehold land area of 2,872.166 acres or 1,162.326 hectares. Located in the Mukim of Bagan Sena, District of Kulim, Kedah Darul Aman. It lies about 3 kilometres off the south-eastern side of the Kulim/Labu Besar main road at about 4.5 kilometres south of Labu Besar and about 30 kilometres north-east of Kulim.	Nil	The market value as assessed by Khong & Jaafar Sdn Bhd was RM57,500,000 based on the comparison method of valuation, held under four separate grants-in-perpetuity, in its existing condition i.e. agriculture. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM57,500,000.
2.	Lots 1837, 2880, 3572 and 3573, Title No. CT 4146, CT 777, Geran 53614 and Geran 53615 of the Chembong Estate (Batu Sablas Division) in the Mukim of Rantau, District of Seremban, Negeri Sembilan Darul Khusus. The Property is charged to The Development Bank of Singapore Limited.	The property is a parcel of rubber and oil palm plantation land (the "Property"). At present, this Property is zoned for agricultural use. It is currently a fully cultivated rubber and oil palm plantation with housing, administrative and recreational facilities. All of the rubber trees are fairly mature with a majority age of 11 to 20 years. A majority of the oil palm trees are fairly mature with age from 11 years to 30 years. The average yield per annum of oil palm and rubber within the Property for the past 5 years (1998 to 2002) is about 19.9 tonnes per hectare and 1,276 kilogram per hectare respectively. The average production per annum of oil palm and rubber for the past 5 years (1998 to 2002) are 3,754 metric tonnes and 489,402 kilogram respectively. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM0.4 million (1998), RM0.2 million (1999), RM0.2 million (2000), RM0.1 million (2001) and (RM0.1) million (2002). The profit contribution for the first quarter ended 30 September 2002 was RM0.05 million. The net book value based on the unaudited accounts as at 30 September 2002 was RM41.5 million.	A combined freehold land area of 479.90 hectares or 1,186 acres which is net of 12.581 acres (5.091 hectares) compulsorily acquired by the Government but inclusive of an area of about 7.138 acres (2.889 hectares) taken for an electric transmission line by Tenaga Nasional Berhad. The Property is located off the north-east side of the North/South Expressway in the Mukim of Rantau, District of Seremban, Negeri Sembilan Darul Khusus. It lies about 6 kilometres north-west of the Chembong Division and is situated at about 3 kilometres off the south-western side of the Seremban/Tampin main road. The town of Rembau is located about 10 kilometres to the south-east of the property whilst Seremban is about 16 kilometres to the north-west.	Nil	The market value as assessed by Khong & Jaafar Sdn Bhd was RM41,500,000, based on comparison method of valuation held under a grant-in-perpetuity, in its existing condition i.e. agriculture. The valuation date is taken to be 31 July 2001. The market value as approved by the SC was RM41,500,000.

INFORMATION ON AKURJAYA

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
3.	Lots 2933 to 2939 (inclusive), Title No. Geran 24837, 24838, 50324, 25432, 24839, 25433 & 25434, Mukim of Tebrau, District of Johor Bahru, Johor. The Property is charged to RHB Bank Berhad.	The property is 7 parcels of agricultural lands approved in-principle for residential development (the "Property"). At present, the site of the Property is overgrown with bushes and trees. The net book value based on the unaudited accounts as at 30 September 2002 was RM17.5 million.	7 parcels of freehold agricultural lands (approved in-principle for residential development) with a total area of about 44.19 acres (approximately 17.88 hectares). The Property is located at the eastern side of Jalan Kempas Lama and approximately 15 kilometres north-west of Johor Bahru city centre. It is also sited to the south of the Starhill Golf and Country Club.	The Property is zoned for residential use. The name of the development project is Starhill Project. The Property is planned for mixed development. The Property has been given the first stage approval with a density of 8 units per acre from the local authority vide a letter dated 28 May 1999. Subsequently on 10 August 2000, the local authority has agreed to increase the density to 20 units per acre pursuant to an appeal by the owner. In 2001, an amended layout plan based on the same density was submitted for re-approval on 27 August 2001. The Kebenaran Merancang approval was obtained on 18 March 2002 with standard conditions imposed for housing development. Subsequently, the layout was amended further to conform with the Majlis Bandaraya Johor Bahru, Jabatan Perancang's requirement. The latest amended layout has been submitted on 5 July 2002 is as follows:	The market value as assessed by CH Williams Talhar & Wong was RM17,300,000 based on comparison and residual methods of valuation subject to the properties being free from all encumbrances and valid approval for residential development. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM17,300,000.

Type of development	No of units
Housing	
Double storey terrace house (22'x70')	102
Double storey terrace house (20'x70')	188
Double storey terrace house (18'x70')	31
Double storey terrace house (18'x60')	81
Low-cost flats	316
Shop lots (20'x60')	30
Government Reserve and Public Users	
Community hall	1
Surau	1
Tenaga Nasional Berhad sub-station	4
Water tank	1
Mechanical treatment plant	-
Open space	-
Road reserve	-
Drainage reserve	-

The total development cost of this project and the expected profits to be derived are approximately RM87.05 million and RM6.74 million respectively. The Starhill Project has not been launched yet. The financing for this development is sourced from term loan and internal generated fund. The expected commencement and completion date of this development are July 2003 and June 2005 respectively.

INFORMATION ON AKURJAYA

<table>
<tr><th></th><th>Land title and encumbrances</th><th>Description and existing use</th><th>Title land area and location</th><th>Potential Development</th><th>Independent Professional Valuation / SC's Approved Valuation</th></tr>
<tr>
<td>4.</td>
<td>Lots PT 3233 to PT 3258, PT 3374, PT 3145 to PT 3181, PT 3182 to PT 3232, PT 3259 to PT 3338, PT 3339, PT 3345, PT 3346, PT 3349 to PT 3352, PT 3356 to PT 3358, PT 3360, PT 3361, PT 3365, PT 3369 to PT 3371, PT 3373, PT 3377, PT 3385, PT 3388 to PT 3396, PT 3399 to PT 3401, PT 3403 to PT 3411, PT 3413, PT 3414, PT 3421, PT 3429, PT3430, PT 3438, PT 3439 and PT 3443, Title No. HS(D)58207 to HS(D)58232, HS(D)58348, HS(D)58119 to HS(D)58155, HS(D)58156 to HS(D)58206, HS(D)58233 to HS(D)58312, HS(D)58313, HS(D)58319, HS(D)58320, HS(D)58323 to HS(D)58326, HS(D)58330 to HS(D)58332, HS(D)58334, HS(D)58335, HS(D)58339, HS(D)58343 to HS(D)58345, HS(D)58347, HS(D)58351, HS(D)58359, HS(D)58362 to HS(D)58370, HS(D)58373 to HS(D)58375, HS(D)58377 to HS(D)58385, HS(D)58387, HS(D)58388, HS(D)58395, HS(D)58403, HS(D)58404, HS(D)58412, HS(D)58413 and HS(D)58417 in the Mukim of Beranang District of Hulu Langat, Selangor Darul Ehsan.

The Property is free from encumbrances.</td>
<td>The property comprises 131 terrace factory lots, 37 low-cost terrace factory lots, 26 shop/office lots and 104 detached industrial lots (the "Property"). The Property forms part of the ongoing Lion Industrial Park (the "Scheme").

Presently, site clearing and earthworks are almost completed and ready for immediate building construction.

The net book value based on the unaudited accounts as at 30 September 2002 was RM26.99 million.</td>
<td>Freehold land area of 106.19 acres (ie approximately 42.97 hectares).

The Property is part of the ongoing Lion Industrial Park, a 112.33 hectare parcel of land approved for an integrated industrial development.

The Property is located in the Mukim of Beranang, District of Hulu Langat, Selangor Darul Ehsan. It has direct frontage to and access from the west side of the Kajang/Seremban main road at about 7.5 kilometres south-east of the town of Semenyih and about 3 kilometres north of the town of Beranang.</td>
<td>The Scheme has been approved by the relevant authorities for integrated industrial development in line with the Approved Site Layout Plan on 9 August 1997. The Environmental Impact Assessment Report for the Scheme has also been approved by the Department of Environment vide a letter of approval dated 18 December 1992 .

Details of sales within the Property are as follows:-
<table>
<tr><th>Description</th><th>No. of Units</th><th>No of units sold as at 25.11.02</th></tr>
<tr><td>Terrace factory lots</td><td>131</td><td>-</td></tr>
<tr><td>Low-cost terrace factory lots</td><td>37</td><td>12</td></tr>
<tr><td>Shop/Offices</td><td>26</td><td>-</td></tr>
<tr><td>Detached Industrial lots</td><td>104</td><td>67</td></tr>
<tr><td>Total</td><td>298</td><td>79</td></tr>
</table>
The total development cost of this project and the expected profits to be derived are approximately RM91.54 million and RM22.27 million respectively. The project is about 75% completed. The financing for this development is sourced from internally generated fund. The commencement and expected completion date of this development are May 1996 and December 2006 respectively.</td>
<td>The market value as assessed by Khong & Jaafar Sdn Bhd was RM27,100,000 based on the discounted cash flow method of valuation and counterchecked by the comparison method of valuation, in its existing condition with the planning approvals and sales and development works completed to-date for industrial development. The date of valuation is taken to be 31 July 2001.

The market value as approved by the SC was RM27,100,000.</td>
</tr>
</table>

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
5.	Lots 608, 32603 to 32606, 33126, 33131, 33132, 9920, 9936, 10522, 12156, 12213, 12950, 12951, 12952, 12956, 12957, 13021, 13023, 13026, 13145, 13404, 14052, 14053, 10516, 10517, 13022, 13024, 12953, 12955, 12958 to 12961, 12154, 12962, 12964, 16786, 18090, 21140, 22273, 12158 to 12161, 12167, 19540, 19541, 23254, 23255, 26320, 12155, 6984, 6540, 12157, 12162, 21997, 17915, 12178 and 39023, Title No. PN 63157, CT 12007, CT 12003, CT 12000, CT 12001, CT 12008, CT 12004, CT 12009, G 26754, G 26747, G 26751, G 26785, G 26762, G 26746, G 26759, G 26753, G 26774, G 26752, G 26776, G 26795, G 26775, G 26796, G 26799, G 26787, G 26786, G 26864, G 26863, G 26800, G 26845 to G 26850, G 26853, G 23973, G 23981, G 23980, G 23974, G 23983, G 23985, G 23984, GL 6050, GL 6079, GL 6080, GL 6081, GL 6048, GL 12326, GL 12327, CT 14394, CT 14395, G 24307, G 24493, GL 5215, CT 2222, G 26914, G 26915, GL 12959, GL 10629, G 15834 and CT 31007, in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and in the Mukim of Ulu Kinta , Perak Darul Ridzuan. The entire Property is charged to Hong Leong Bank Berhad.	The property is a parcel of plantation land (the "Property"). At present about 60% of the Property is planted with oil palm whilst the remaining area is either vacant, under swamp, site office, roads or Tenaga Nasional Berhad transmission lines. Most of the oil palm trees are fairly mature with a majority age of 11 to 20 years. The average yield per annum of oil palm within the Property for the past 5 years (1998 to 2002) is about 23.6 tonnes per hectare. The average production per annum of oil palm for the past 5 years (1998 to 2002) is 6,337 metric tonnes. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM1.2 million (1998), RM1.7 million (1999), RM0.6 million (2000), RM0.2 million (2001) and RM0.5 million (2002). The profit contribution for the first quarter ended 30 September 2002 was RM0.3 million. The net book value based on the unaudited accounts as at 30 September 2002 was RM29.7 million.	Land area of 364.566 hectares (i.e. approximately 900.86 acres) which is net of 8.95 hectares (22.116 acres) acquired by the Government but inclusive of an estimated land area of about 7 hectares (17.297 acres) taken by Tenaga Nasional Berhad for electric transmission. The entire Property is freehold except for Lot 608 held under PN 63157 which has a leasehold term of 999 years expiring on 12 May 2895. The unexpired term for Lot 608 held under PN 63157 is 894.87 years. Consist of eight parcels of land located around the Hospital Bahagia Ulu Kinta, partly within the Town of Tanjung Rambutan and partly within the Mukim of Ulu Kinta, District of Ulu Kinta, Perak Darul Ridzuan. The town of Tanjung Rambutan lies about 16 kilometres north-east of the Ipoh city centre.	The Property has been proposed for residential development known as "Sekim Perumahan Perkampungan Tersusun" and will comprise of 4,244 bungalow lots and 130 units of terrace shophouses in line with the Proposed Concept Plan. The Proposed Concept Plan for the development has been submitted to the relevant authorities and is now pending approval. In August 2002, Henrietta Rubber Estate Limited ("HREL"), the registered owner of the Property, entered into 9 separate sale and purchase agreements with 7 individual parties ("Purchaser") to dispose of the Property in 9 separate parcels for a total cash consideration of RM27.927 million. The completion date of the aforesaid transaction is expected to be in February 2003.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM29,700,000 based on the comparison method of valuation in its existing condition i.e. agriculture. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM29,700,000.

INFORMATION ON AKURJAYA

<table>
<tr><th></th><th>Land title and encumbrances</th><th>Description and existing use</th><th>Title land area and location</th><th>Potential Development</th><th>Independent Professional Valuation / SC's Approved Valuation</th></tr>
<tr>
<td>6.</td>
<td>Lots PT 1 to PT 24, PT 29 to PT 102, PT104 to PT 227, PT 229 to PT 258, P260 to PT 562, PT 564 to PT 598, PT 600 to PT 831, PT 834 to PT 921, Title No. HS(D) 4123 to 4146, HS(D) 4151 to 4224, HS(D) 4226 to 4349, HS(D) 4351 to 4380, HS(D) 4382 to 4684, HS(D) 4686 to 4720, HS(D) 4722 to 4953 and HS(D) 4956 to 5043 of the ongoing Taman Serai Setia Development Project in the Town of Padang Serai, District of Kulim, Kedah Darul Aman

The Property is free from encumbrances.</td>
<td>The property is the ongoing Taman Serai Setia Project (the "Property").

At present, the Property is cleared for development.

The net book value based on the unaudited accounts as at 30 September 2002 was RM2.2 million.</td>
<td>Net title land area of 15.12 hectares (i.e. approximately 37.37 acres).

Located in the town of Padang Serai, District of Kulim, Kedah Darul Aman. It lies off the west side of the Tasik Gelugor / Padang Serai main road at about 300 metres north-west of the town of Padang Serai and about 20 kilometres north of the town of Kulim. The present approach to the Property from the town of Padang Serai is by the Tasik Gelugor/Padang Serai main road and an unnamed metalled road which runs off the north side of the said main road.

The Property is a freehold land.</td>
<td>The Property is the ongoing Taman Serai Setia Project located within the town of Padang Serai and covers an area of approximately 39 hectares (96.37 acres).

The Property has been approved by the relevant authorities for conversion from category of land use 'agriculture' to 'pembangunan' vide an approval letter dated 19 December 1998. The Environmental Impact Assessment Report for the development has also been approved by the Department of Environment vide a letter of approval dated 19 May 1998.

In accordance with the Approved Site Layout Plan, the saleable content within the Property comprises 420 units of single storey terrace houses, 136 units of single storey semi-detached houses, 246 units of single storey low-cost terrace houses, 56 units of single-storey shop/offices, 32 units of 2-storey shop/offices, 12 units of single storey low-cost shops and sites for future development.

Details of the sales to date are as follows:-

<table>
<tr><th>Description</th><th>No of Units</th><th>No of Units sold as at 25.11.02</th></tr>
<tr><td>Single storey terrace houses</td><td>420</td><td>420</td></tr>
<tr><td>Single storey semi-detached houses</td><td>112</td><td>112</td></tr>
<tr><td>Single storey low-cost houses</td><td>243</td><td>243</td></tr>
<tr><td>Single storey shop/offices</td><td>88</td><td>19</td></tr>
<tr><td>Single storey low cost shops</td><td>12</td><td>-</td></tr>
<tr><td>Total</td><td>875</td><td>794</td></tr>
</table>

The total development cost of this project and the expected profits to be derived are approximately RM48.30 million and RM10.19 million respectively. The project is about 76% completed. The financing for this development is sourced from internally generated fund. The commencement and expected completion date of this development are May 2000 and March 2004 respectively.</td>
<td>The market value as assessed by Khong & Jaafar Sdn Bhd was RM3,900,000 based on the discounted cash flow method of Valuation and counterchecked by the comparison method of valuation, held under a grant-in-perpetuity, in its existing condition with the benefit of planning approval for residential and commercial development. The date of valuation is taken to be 31 July 2001.

The market value as approved by the SC was RM3,900,000.</td>
</tr>
</table>

INFORMATION ON AKURJAYA

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
7.	Lot 5646, Title No. Geran 26504, forming part of the Lenggeng Estate in the Mukim of Lenggeng, District of Seremban, Negeri Sembilan Darul Khusus. The Property is charged to The Development Bank of Singapore Ltd.	The property is a parcel of development land and is an ongoing mixed housing development scheme known as Bandar Academia (the "Property"). At present the site of the Property is more or less fully planted with matured oil palm except for the south-eastern portion which was recently replanted with young oil palm and the eastern portion which is presently being cleared for development. All the oil palm trees are mature with approximately 53% are less than 10 years old and 47% are between 11 to 20 years old. The average yield per annum of oil palm within the Property for the past 5 years (1998 to 2002) is about 19.3 tonnes per hectare. The average production per annum of oil palm for the past 5 years (1998 to 2002) are 6,644 metric tonnes. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM1.4 million (1998), RM1.3 million (1999), RM0.7 million (2000), RM0.2 million (2001) and RM0.6 million (2002). The net book value based on the unaudited accounts as at 30 September 2002 was RM155.37 million.	Net title land area of 1,833.27 acres (i.e. approximately 741.90 hectares) which is net of 97.85 acres (i.e. approximately 39.60 hectares) compulsorily acquired by the Government for purposes of a Tenaga Nasional Berhad substation. The Property is freehold. The Property is located in the Mukim of Lenggeng, District of Seremban, Negeri Sembilan Darul Khusus. It forms the Lenggeng Division of Lenggeng Estate and has direct frontage to and access from the western side of the Broga / Lenggeng main road at about 7 kilometres north-west of the town of Lenggeng and about 40 kilometres north of the municipal centre of Seremban.	The Property is an ongoing mix housing development scheme known as Bandar Academia. The Property has been approved (subject to certain conditions) by the relevant authorities for conversion from Category Land Use "Agriculture" to "Building" and "Industry" vide a letter of approval dated 8 November 1996. The Environment Impact Assessment Report has been approved by the relevant authorities vide a letter of approval dated 1 October 1999. The property has also been approved by the Majlis Daerah Seremban for mixed development purposes in line with a Site Layout Plan vide a letter of approval dated 11 November 1999. Subsequent to the said approval, a new Layout Plan for the Property was prepared and approved (with certain conditions) by the authorities vide a letter of approval dated 24 May 2001. The saleable content of the approved development within the Property is as follows:-	The market value as assessed by Khong & Jaafar Sdn Bhd was RM194,600,000 based on the discounted cash flow method of valuation held under a grant-in-perpetuity, in its existing condition with benefit of the layout plan approval and sales effected for mixed development. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM194,600,000.

Description	No of Units	No of Units sold as at 25.11.02
Residential:		
Detached lots (50'x 80')	6,508	4,642
Semi-Detached Houses (40' x 80')	352	-
2-Storey Terrace Houses (18' x 65')	82	-
2-Storey Terrace Houses (22' x 65')	91	-
2-Storey Terrace Houses (22' x 75')	209	-
Single Storey Terrace Houses (20' x 70')	331	-
Medium Cost Apartments	1,306	-
Low Cost Flat	6,272	-
Industrial:		
Terrace Factories (25' x 72')	13	-
Commercial:		
Commercial lots	3	-
Single Storey Shops (20' x 70')	172	-
Single Storey Shops (20' x 80')	163	-
Stalls	6	-
Private College	1	-
Club House	1	-
Market	1	-
Petrol Station	4	-
Kindergarten	7	-

The total development cost of this project and the expected profits to be derived are approximately RM953.26 million and RM52.85 million respectively. The project is about 20% completed. The financing for this development is sourced from internally generated funds. The commencement and expected completion date of this development are June 1999 and December 2005 respectively.

INFORMATION ON AKURJAYA

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
8.	Lots 707, 1644, 1647, 1645 & 1648, Title No. Geran 5106, Geran 10886 and Geran 10885 in the Mukim of Tanjung Dua Belas, District of Kuala Langat, Selangor Darul Ehsan. The Property is charged to The Development Bank of Singapore Ltd.	The property is a parcel of land approved for a mixed housing development scheme (the "Property") and forms a major part of the ongoing Bandar Baru Brooklands housing development scheme ("Scheme"). At present, the site of the Scheme and the Property is almost fully planted with matured oil palm with approximately 59% of trees above 30 years old, except for the central portion of the Scheme which is presently being developed by Che Kiang Realty Sdn Bhd. The Property has been leased out to third party for harvesting since 1999. The lease agreement dated 1 May 1999 was for a period of 3 years with option to extend for another 2 years. The lessee has exercised the option and hence the lease now expires on 30 April 2004. The current monthly rental is approximately RM33,000. Crop production for 1998 totalled 3,239 metric tonnes. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM0.6 million (1998), RM0.5 million (1999), RM0.3 million (2000), RM0.2 million (2001) and RM0.2 million (2002). The net book value based on the unaudited accounts as at 30 September 2002 was RM72.6 million.	Combined title land area of 895 acres or 362.19 hectares of freehold parcel land. The Property is located in the Mukim of Tanjung Dua Belas, District of Kuala Langat, Selangor Darul Ehsan. It lies along the Banting/Dengkil main road at about 6 kilometres east of the Town of Banting, at about 32 kilometres south-east of the Municipal Centre of Klang and 64 kilometres south-west of the Kuala Lumpur city centre.	The Property forms a major part of the ongoing Bandar Baru Brooklands housing development scheme. The Scheme within which the Property is located is presently held under Category Land Use "Building" and "Industry" and has been approved by the relevant authorities for a mixed housing development scheme vide a letter of approval dated 30 August 1999. The Property has been approved by an Approved Layout Plan for 166 detached house lots, 117 detached houses, 1,148 terrace houses, 1,138 medium-cost apartments, 414 low-cost flats, 143 2-storey terrace shops, 3 commercial plots and 2 petrol station sites and 1 stall. In addition to the above development, the layout for Lot 707, which was originally approved for industrial development, has been amended to include 1,136 vacant bungalow lots, 2 industrial plots, 58 shop offices and 1 clubhouse. An amended layout plan for Lot 707 has been approved by the relevant authorities. The saleable content and units sold based on the amended layout plan are as follows:-	The market value as assessed by Khong & Jaafar Sdn Bhd was RM109,600,000 based on the discounted cash flow method of valuation and counterchecked by the comparison method of valuation, held under 3 separate grants-in-perpetuity, with benefit of the layout approval and sales effected for residential development. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM109,600,000.

Description	No of Units	No Units sold as at 25.11.02
Lot 1644 & 1647 and 1645 & 1648		
Residential:		
Detached house lots	166	4
Detached houses	117	31
Terrace houses	1,148	1,120
Medium-cost apartment	1,138	-
Low-cost flat	414	75
Commercial:		
2-Storey Terrace Shops	143	-
Commercial Lot	3	-
Petrol Station	2	-
Stall	1	-
Low-cost shops	14	14
Lot 707:		
Bungalow lots	1,136	504
Industrial plots	2	-
Shop offices	58	-
Club house	1	-
Total	4,343	1,748

The total development cost of this project and the expected profits to be derived are approximately RM141 million and RM131.0 million respectively. The project is about 10% completed. The financing for this development is sourced from internally generated funds. The commencement and expected completion date of this development are December 1999 and December 2006 respectively.

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
9.	Lot PT 6339, Title No. H.S.(D) 5377, in the Mukim of Tanjung Dua Belas, District of Kuala Langat, Selangor Darul Ehsan. The Property is charged to The Development Bank of Singapore Ltd.	The property is a parcel of land with development potential and is known as Brooklands III (the "Property") and forms part of the Brookland Estate. At present the Property is almost fully under mature oil palm cultivation with approximately 76% of the trees above 30 years old. The Property has been leased out to third party for harvesting since 1999. The lease agreement dated 1 February 1999 was for a period of 3 years with option to extend for another 2 years. The lessee has exercised the option and hence the lease now expires on 30 April 2004. The current monthly rental is approximately RM77,000. Crop production for 1998 totalled 4,597 metric tonnes. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM0.9 million (1998), RM0.8 million (1999), RM0.6 million (2000), RM0.4 million (2001) and RM0.4 million (2002). The net book value based on the unaudited accounts as at 30 September 2002 was RM118.2 million. The Property is presently zoned for residential use.	Land area of 1,243.87 acres (i.e. approximately 503.38 hectares) which is net of 9.60 acres (i.e. approximately 3.88 hectares) compulsorily acquired by the Government. The Property is freehold. The Property lies on the south-eastern side of the Banting/Dengkil main road and across the Sungai Langat at about 6 kilometres east of the town of Banting, at about 32 kilometres south-east of the Municipal Centre of Klang and 64 Kilometres south-west of the Kuala Lumpur city centre.	Nil.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM118,200,000 based on the comparison method of valuation, held under a grant-in-perpetuity , in its existing condition i.e. agriculture. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM118,200,000.
10.	Part of Lot 770, Title No. H.S.(D) 47850, in the Mukim of Beranang, District of Hulu Langat, Selangor Darul Ehsan. The Property is charged to AmMerchant Bank Berhad *(formerly known as Arab Malaysian Merchant Bank Berhad)* as trustee.	The property is a parcel of land located within an on-going housing development called "Bandar Bukit Mahkota" ("Property"). The Property has been approved for the development of a Business Park whereas the remaining land in Bandar Bukit Mahkota has been approved for mixed residential/commercial units. The Property is presently undeveloped and is leased out for oil palm cultivation. The lease agreement dated 1 July 2002 was for a period of 3 years and hence the lease shall expire on 30 June 2005. The current monthly rental is approximately RM13,000. Net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM55.4 million.	Bandar Bukit Mahkota is located in the Mukim of Beranang, District of Ulu Langat, Selangor Darul Ehsan. It lies strategically at the south-eastern quadrant of the Putra Mahkota Interchange at the North/South Expressway at about 13 km south of the Bangi township and 34 KM south-east of Kuala Lumpur city. The overall Bandar Bukit Mahkota comprise freehold land with a provisional land title area of 539 hectares (i.e. approximately 1,332 acres). The Property itself comprises a land area of about 122.17 hectares (i.e. approximately 301.90 acres).	The Property is zoned for commercial development for which development such as offices, hotel, shopping centres, medical centres will be permissible. The Property is earmarked for divestment on the basis of infrastructures being provided. The cost of providing the infrastructure is estimated to be about RM68.9 million. The sale of the Property is expected to generate RM350 million. The infrastructure works is targeted to commence in mid 2004 and the sale of the Property to be completed by mid 2006. The disposal of the Property is expected to generate a profit of RM181 million with the financing of the infrastructure works being internally funded by cash flow from the mixed residential/commercial development within Bandar Bukit Mahkota.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM210,000,000, based on the comparison method of valuation, in its existing condition (i.e. agriculture) with benefit of the planning approvals for business park development, subject to the title assumptions made and to the Deed of Assignment to effect a transfer of the beneficial interest in the property being legally enforceable. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM210,000,000.

INFORMATION ON AKURJAYA

<table>
<tr><th></th><th>Land title and encumbrances</th><th>Description and existing use</th><th>Title land area and location</th><th>Potential Development</th><th>Independent Professional Valuation / SC's Approved Valuation</th></tr>
<tr>
<td>11.</td>
<td>Part of Lot 770, Title No. H.S.(D) 47850, in the Mukim of Beranang, District of Hulu Langat, Selangor Darul Ehsan.

The Property is charged to AmMerchant Bank Berhad (formerly known as Arab Malaysian Merchant Bank Berhad) as trustee.</td>
<td>The property is a parcel of land approved for residential and commercial development (the "Property") and forms part of the ongoing Bukit Mahkota development (the "Scheme").

Presently, site clearing and earthworks within phases 1 and 2 (bungalow lots) are completed and ready for immediate building construction whilst the building works in the other remaining phases are in various stages of construction.

Net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM125.7 million.</td>
<td>Land area of about 416.867 hectares (i.e. approximately 1,030.10 acres).

The Scheme is a freehold land.

The Property is located within the ongoing Bukit Mahkota Project in the Mukim of Beranang, District of Hulu Langat, Selangor Darul Ehsan. It lies at the south-eastern quadrant of the Putra Mahkota Interchange at the North-South Expressway at about 13 kilometres south and 34 kilometres south-east of the township of Bangi and the Kuala Lumpur city centre respectively.</td>
<td>The Property has been proposed for a mixed residential and commercial development known as the Bukit Mahkota Project and will comprise of 5,517 residential and commercial units.

The Property essentially comprises the entire Bukit Mahkota except for a 301.90 acres commercial site, which has been designated for use as a business park.

The Scheme has been approved by the relevant authorities for a mixed residential and commercial development in line with the Approved Site Layout Plan vide a letter dated 9 February 1996. The site layout plan however were resubmitted on several occasions for new amendments and additions and the latest re-approved on 14 April 2000. The Environment Impact Assessment Report for the Scheme has been approved by the relevant authorities vide a letter of approval dated 13 August 1993.

The saleable content and units sold of the Property according to the approved amended site layout plan are as follows:-

<table>
<tr><th>Description</th><th>No of units</th><th>No of units sold as at 25.11.02</th></tr>
<tr><td>Bungalow lots</td><td>1,568</td><td>824</td></tr>
<tr><td>Villa</td><td>15</td><td>-</td></tr>
<tr><td>Semi-detached houses</td><td>402</td><td>102</td></tr>
<tr><td>Terrace houses</td><td>1,533</td><td>1,187</td></tr>
<tr><td>Apartments/Flats</td><td>440</td><td>-</td></tr>
<tr><td>Shophouses</td><td>151</td><td>67</td></tr>
<tr><td>Club House</td><td>1</td><td>-</td></tr>
<tr><td>Petrol Station</td><td>2</td><td>-</td></tr>
<tr><td>Low cost flats</td><td>1,036</td><td>793</td></tr>
<tr><td>Houses</td><td>369</td><td>-</td></tr>
<tr><td>Total</td><td>5,517</td><td>2,973</td></tr>
</table>

The project is about 53% completed. The total development cost is expected to be RM628 million and the expected profits to be generated is RM294 million. Financing of this development will be sourced from the cash flow generated from the sales of products within the project. The project, which commenced in July 1996, is on-going and is expected to be completed by December 2006.</td>
<td>The market value as assessed by Khong & Jaafar Sdn Bhd was (i) RM99,000,000 on a "as is" basis and (ii) RM113,000,000 on the assumption that the previous layout of bungalow lots for Phase 5 is maintained, in its existing condition (i.e. agriculture) with the benefit of the planning approvals as well as sales effected and development works completed to-date subject to the title assumptions made and to the Deed of Assignment to effect a transfer of the beneficial interest in the property being legally enforceable. The date of valuation is taken to be 31 July 2001.

The market value as approved by the SC was RM99,000,000.</td>
</tr>
</table>

INFORMATION ON AKURJAYA

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
12.	Lots 1, 2, 6, 69, 537, 534, 536, 539, 540, 564 and 565, Title No. G 35385, G 35386, G 35425, G 34148, G 32623, GM 923, GM 924, GM 925, GM 926, GM 927 and GM 928, in the Mukim of Padang Meha, District of Kulim, Kedah Darul Aman. The Property is charged to AmInternational (L) Limited.	The property is a parcel of development land (the "Property"). At present, the site of the property is overgrown with bushes and light undergrowth. Net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM28.12 million.	Consist of eleven contiguous lots and a combined title land area of 848.10 acres (i.e. approximately 343.22 hectares) The Property is freehold. Located in the Mukim of Padang Meha, District of Kulim, Kedah Darul Aman. It straddles the Padang Serai / Kuala Ketil main road at about 2 kilometres south-west of the town of Merbau Pulas which is 25 kilometres south-east and 30 kilometres north-east of the town centres of Sungai Petani and Kulim.	The Property has been approved for mixed residential/commercial development by the local authorities vide a letter dated 17 June 1998. However, this layout approval has lapsed as the landowner has failed to subsequently submit and obtain approval for the sub-division and conversion for the Property. Plans for re-submission to the relevant authorities for medium cost/low cost house is in progress. The saleable content of the approved development, which has not been launched, is as follows:- **Description** — **No of Units** Medium-cost houses — 281 Low-cost houses — 837 Shops/Offices — 26 Low-cost Shops — 28 **Total** — **1,172** The total development cost of this project and the expected profits to be derived are approximately RM40.96 million and RM9.95 million respectively. The financing for this development is sourced from internally generated funds. The expected commencement and completion date of this development are July 2003 and November 2005 respectively.	The market value as assessed by Khong & Jaafar Sdn Bhd was 27,900,000, based on the comparison method of valuation, held under 11 separate grants-in-perpetuity, in its existing condition with the benefit of the planning approval for the mixed residential/commercial development. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was 27,900,000.

INFORMATION ON AKURJAYA

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
13.	Lot PT 2539 and PT 2540, Title HS(D) 6335 and HS(D) 6333 in the Mukim of Pedas, District of Rembau, Negeri Sembilan Darul Khusus and Lot 1537, 1400, 1460, 1461 and 927, Title Geran 15807, CT 13621 and EMR 823 in the Mukim of Chembong, District of Rembau, Negeri Sembilan Darul Khusus. The Property is charged to The Development Bank of Singapore Ltd.	The property is a parcel of land located in *Mukim* of Pedas and Chembong, District of Rembau, Negeri Sembilan Darul Khusus and is known as the Chembong Estate (the "Property"). At present, the Property is almost fully under rubber and oil palm cultivation with adequate housing, administrative and recreational facilities. All of the rubber trees are mature with age of more than 20 years. Approximately 70% of the oil palm trees are fairly mature with age from 11 years to 20 years. The average production per annum of oil palm and rubber within the Property for the past 5 years (1998 to 2002) is about 2,226 metric tonnes and 152,732 kilogram respectively. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM0.5 million (1998), RM0.6 million (1999), RM0.4 million (2000), RM0.2 million (2001) and RM0.1 million (2002). The profit contribution for the first quarter ended 30 September 2002 was RM0.03 million. The net book value based on the unaudited accounts as at 30 September 2002 was RM40.8 million.	Combined land area of 222.14 hectares or 548.93 acres which is net of areas compulsorily acquired by the Government and areas sold to Federal Lands Commissioner vide Sale and Purchase Agreement dated 29 June 1999 but inclusive of an estimated area of about 5.04 hectares (12.45 acres) taken for an electric transmission line by Tenaga Nasional Berhad. The Property is a freehold land. Located off the eastern side of the North/South Expressway in the Mukim of Pedas and Chembong, District of Negeri Sembilan Darul Khusus. It is located about a kilometre south-east of the town of Pedas, 4 kilometres north-west of Rembau and about 18 kilometres south-east of Seremban. The Property has direct frontage to and access from both sides of the Seremban/Tampin main road which cuts through its north-eastern section.	Part of the Property ie Lot PT 2539, Lot 2540 and Lot 1537 comprising a combined provisional title land area of 216.51 hectares or 535.00 acres have been approved by the relevant authorities for the conversion from category of land used from "Agriculture" to "Industry" vide letters dated 12 November 1996, 21 April 1999, 26 October 1999 and 13 May 2000. The remaining lots i.e. Lots 927, 1400, 1460 &1461of the Property have not yet been approved for conversion. The layout plan for the converted portion of the Property has been approved by the relevant authorities vide a letter dated 13 May 1998. The saleable content of the approved layout plan is as follows:- **Description** — **No of Units** Industrial Lot (approximately 0.5-acre) — 89 Industrial Lot (approximately 1-acre) — 82 Industrial Lot (approximately 2-acre) — 37 Industrial Lot (approximately 3-acre) — 15 Industrial Lot (approximately 4-acre) — 10 1 ½ -Storey Semi Detached Factory (60' x 120') — 72 1 ½ -Storey Terrace Factory (22' x 104') — 156 Stall — 1 Petrol Station Site — 1 Apartment site — 1 Police Quarters (Sold) — 1 **Total** — **465** The Property is currently earmarked for divestment	The market value as assessed by Khong & Jaafar Sdn Bhd was RM37,500,000, based on the comparison method of valuation, held under a grant-in-perpetuity, in its existing condition (i.e. agriculture) with benefit of the conversion and layout plan approval for industrial use. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM37,500,000.

7. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of Akurjaya for the five (5) FYE 30 June 2002 and unaudited consolidated results for quarter ended 30 September 2002 are summarised as follows:

FYE 30 June	<---------- 1998	1999	Audited 2000	2001	----------> 2002	Unaudited quarter ended 30.09.02
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	139,580	32,815	63,322	72,835	146,257	47,963
PBT / (LBT)	58,332	(15,309)	(64,038)	(166,399)	(48,177)	16,210
Taxation	(12,051)	6,014	(1,899)	(3,078)	356	(1,482)
PAT / (LAT)	46,281	(9,295)	(65,937)	(169,477)	(47,821)	14,728
MI	(30,993)	(43)	(1,538)	350	109	-
PAT / (LAT) and MI	15,288	(9,338)	(67,475)	(169,127)	(47,712)	14,728
Shareholders' fund	764,729	793,591	718,576	546,548	376,754	391,511
Total borrowings	113,500	147,638	147,638	144,933	140,270	137,845
Weighted average no. of Akurjaya Shares in issue ('000)	63,500	63,500	63,500	63,500	63,500	63,500
Net EPS / (LPS) (sen)	24.1	(14.7)	(106.3)	(266.3)	(75.1)	92.8*
Gross dividend rate (%)	27.9	5.5	4.6	-	-	

Notes:

* *Annualised.*

1. *There were no extraordinary items in the financial years under review.*

2. *LAT and MI of RM9.3 million was recorded in the FYE 1999 due mainly to the lower progress billings and loss on disposal of plantation land.*

3. *In the FYE 2000, LAT and MI increased to RM67.50 million due to loss on disposal of Henrietta Estate and share of losses in Megasteel.*

4. *For the FYE 2001, LAT and MI of Akurjaya Group increased further to RM169.1 million due to the share of higher losses in Megasteel, the provision of liquidated ascertained damages ("LAD") for Araprop Development Sdn Bhd and loss on disposal of Thye Seng Estate.*

5. *For the FYE 2002, Akurjaya Group recorded a lower LAT and MI of RM48.7 million due mainly to the higher progress billings for projects in Bukit Mahkota and Mukim Lenggeng.*

6. *For the quarter ended 30 September 2002, Akurjaya Group registered a profit due mainly to the better performance of the Group's associated company, ie Megasteel, coupled with the lower provision for LAD in the current period under review.*

7. *Taxation was provided for all the FYE except 30 June 1999 and 30 June 2002 despite losses incurred mainly due to certain expenses which are not deductible for tax purposes and losses of certain subsidiary companies which for tax purposes cannot be offset with profits of the other subsidiary companies within the Group A tax credit was received for FYE 30 June 1999 and FYE 30 June 2002 due to recovery of tax deducted at source on dividend income from subsidiary companies.*

8. OTHER MATTERS

The Accountants' Report of Akurjaya is set out in Appendix IV(c) of this Circular.

INFORMATION ON HIAP JOO CHONG

1. HISTORY AND BUSINESS

Hiap Joo Chong was incorporated in Malaysia on 17 June 1974 and is principally involved in investment holding and acquisition of land for investment.

The company owns a piece of freehold land measuring 25,721.99 square metres at Lot 4060, Mukim of Batu, Kuala Lumpur, Wilayah Persekutuan. Further information on the freehold land owned by the company is set out in Section 6 below.

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of Hiap Joo Chong are as follows:

	No. of ordinary shares	Par value (RM)	Total (RM)
Authorised	3,000,000	1.00	3,000,000
Issued and fully paid-up	1,000,000	1.00	1,000,000

Details of the changes in Hiap Joo Chong's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	No. of Shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
17.06.1974	2	1.00	Subscribers' shares	2
15.11.1974	999,998	1.00	Cash	1,000,000

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Members of Hiap Joo Chong as at 25 November 2002, the substantial shareholders of Hiap Joo Chong are as follows:

	<---------------Shareholding--------------->				
Substantial shareholder	Direct	%	Indirect	%	Place of Incorporation
Umatrac	730,000	73.0	135,000 [1]	13.5	Malaysia
LCB	135,000	13.5	730,000 [2]	73.0	Malaysia
Teck Bee Mining	135,000	13.5	-	-	Malaysia

Notes:
(Direct; Indirect) – represents the direct and indirect interest held

1. *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct – 19.01%; Indirect – Nil)*
2. *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct – Nil; Indirect – 100%)*

Hiap Joo Chong will be a wholly-owned subsidiary of Umatrac after the Proposed GWRS.

4. BOARD OF DIRECTORS

The Board of Directors of Hiap Joo Chong as at 25 November 2002 are as follows:

Name	Designation	Nationality
Lee Khian Lai	Director	Malaysian
Liew Choon Yick	Director	Malaysian

None of the Directors has any direct or indirect shareholding in Hiap Joo Chong. The Proposed GWRS is not expected to have any impact on the Directors' shareholding in Hiap Joo Chong. It is also not anticipated that there will be any change to the composition of the Board of Directors of Hiap Joo Chong upon the completion of the Proposed GWRS.

5. SUBSIDIARY AND ASSOCIATED COMPANIES

As at 25 November 2002, Hiap Joo Chong does not have any subsidiaries or associated companies.

6. INFORMATION ON PROPERTY OF HIAP JOO CHONG

The following information on the property of Hiap Joo Chong has been extracted predominantly from the valuation report by Khong & Jaafar Sdn Bhd, except for the approved valuation of the property which has been obtained vide the SC's letter dated 9 July 2002.

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
1.	Lot 4060, Geran 26262, Mukim of Batu, Wilayah Persekutuan Kuala Lumpur The Property is free from encumbrances.	The property is a parcel of land with industrial development potential (the "Property"). At present, the Property has been cleared, levelled and almost ready for immediate building construction. The southern portion of the property of about 0.169 acres (i.e. approximately 7,362 square feet) is let for storage purposes and is fenced. The net book value based on the unaudited accounts as at 30 September 2002 was RM1.1 million.	Land area of about 25,721.989 square metres (i.e. approximately 276,869 square feet). The Property is freehold. Located in the Mukim of Batu, Wilayah Persekutuan, Kuala Lumpur. It lies off the west side of Jalan Ipoh and is situated adjacent to the northern boundary of the Segambut Light Industrial Area at about 6 kilometres north-west of the Kuala Lumpur city centre.	An application for development of medium cost apartments and shops have been submitted to the relevant authorities and is currently pending approval.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM13,800,000 based on the comparison method of valuation held under a grant-in-perpetuity, in its existing condition with vacant possession and subject to its title being free from encumbrances good marketable and registrable. The date of valuation was 31 July 2001. The market value as approved by the SC was RM13,800,000.

7. HISTORICAL FINANCIAL INFORMATION

The audited financial results of Hiap Joo Chong for the five FYE 30 June 2002 and the unaudited results for the quarter ended 30 September 2002 are summarised as follows:

FYE 30 June	<-------	-------	Audited	-------	------->	Unaudited quarter ended
	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000	2002 RM'000	30.09.02 RM'000
Turnover	35	94	36	35	45	9
PBT/(LBT)	(6)	62	4	(6)	6	(6)
Taxation	1	3	-	(4)	(2)	-
PAT/(LAT)	(5)	65	4	(10)	4	(6)
Shareholders' funds	1,521	1,492	1,449	1,440	1,444	1,437
Weighted average number of shares in issue ('000)	1,000	1,000	1,000	1,000	1,000	1,000
Net EPS/(LPS) (sen)	(0.5)	6.5	0.4	(1.0)	0.4	(2.4)*
Gross dividend per share (%)	3.5	13.2	6.4	-	-	-

Notes:

* *Annualised.*

1. *There were no extraordinary items reported for the financial years and financial period under review.*

2. *Turnover and profit in the FYE 1999 improved due mainly to additional interest income earned on amount owing by AKR, a related company.*

3. *Turnover and profit in the FYE 2000 comprise mainly rental income based on the rental rates as revised in FYE 1998.*

4. *A loss was recorded in the FYE 2001 due mainly to valuation fees of RM7,600 for valuation of land and interest expense of RM2,800 charged by a creditor.*

5. *Turnover and PAT improved in FYE 2002 mainly due to additional interest earned on amount owing by AKR, a related company.*

6 *Hiap Joo Chong did not incur any indebtedness for the financial years and financial period under review.*

7. *The loss incurred in the quarter ended 30 September 2002 was mainly due to the reduction in interest income earned during the quarter.*

8. AUDITED FINANCIAL STATEMENTS OF HIAP JOO CHONG

The audited financial statements and the Auditors' Report thereon of Hiap Joo Chong for the FYE 30 June 2002 is enclosed below (Note: the reference to the paging in the audited financial statements presented herein is exactly in the form as presented in the audited financial statements of Hiap Joo Chong).

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

Company No. 19070 T

REPORT OF THE AUDITORS TO THE MEMBERS OF HIAP JOO CHONG REALTY SDN BHD

We have audited the financial statements set out on pages 7 to 14. The preparation of these financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion :

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of :-

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Company; and

  (ii) the state of affairs of the Company as at 30 June 2002 and of its results and cash flows of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company have been properly kept in accordance with the provisions of the said Act.

ONG BOON BAH & CO
AF:0320
Chartered Accountants

WONG SOO THIAM
1315/11/02(J)
Partner of the Firm

Kuala Lumpur
29 OCT 2002

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

Company No. 19070 T

HIAP JOO CHONG REALTY SDN BHD
(Incorporated in Malaysia)

BALANCE SHEET
AS AT 30 JUNE 2002

	Note	2002 RM	2001 RM
PROPERTY, PLANT AND EQUIPMENT	2	1,069,750	1,062,235
CURRENT ASSETS			
Amount due from a related company		453,311	479,950
Cash at bank		10,062	32,118
		463,373	512,068
CURRENT LIABILITIES			
Other payables and accruals	3	86,305	83,215
Amount due to holding company		-	33,639
Amount due to a related company		3,191	3
Taxation		-	17,739
		89,496	134,596
NET CURRENT ASSETS		373,877	377,472
		1,443,627	1,439,707
Financed by:			
SHARE CAPITAL	4	1,000,000	1,000,000
ACCUMULATED PROFIT		443,627	439,707
		1,443,627	1,439,707

The accompanying notes form an integral part of the financial statements.

Company No. 19070 T

HIAP JOO CHONG REALTY SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	2002 RM	2001 RM
Revenue	5	45,340	35,340
Other operating expenses		(36,041)	(38,358)
Profit/(Loss) from operations		9,299	(3,018)
Finance costs	6	(3,590)	(2,802)
Profit/(Loss) before taxation	7	5,709	(5,820)
Taxation	8	(1,789)	(3,914)
Profit/(Loss) after taxation		3,920	(9,734)

The accompanying notes form an integral part of the financial statements.

Company No. 19070 T

HIAP JOO CHONG REALTY SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Share capital RM	Accumulated profit RM	Total RM
Balance at 30 June 2000	1,000,000	449,441	1,449,441
Net loss for the financial year	-	(9,734)	(9,734)
Balance at 30 June 2001	1,000,000	439,707	1,439,707
Net profit for the financial year	-	3,920	3,920
Balance at 30 June 2002	1,000,000	443,627	1,443,627

The accompanying notes form an integral part of the financial statements.

Company No. 19070 T

HIAP JOO CHONG REALTY SDN BHD
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	2002 RM	2001 RM
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit/(Loss) before taxation		5,709	(5,820)
Adjustments for:			
Interest income		(10,000)	-
Interest expenses		3,590	2,774
Operating loss before working capital changes		(701)	(3,046)
Decrease in amount due from a related company		26,639	73,789
Decrease in other payables		(500)	(1,401)
Decrease in amount due to holding company		(33,639)	(69,379)
Increase/(Decrease) in amount due to a related company		3,188	(1)
Cash used in operations		(5,013)	(38)
Income tax paid		(19,528)	(4,913)
Interest received		10,000	-
Net cash outflow from operating activities		(14,541)	(4,951)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(7,515)	-
Net cash outflow from investing activities		(7,515)	-
Net decrease in cash and cash equivalents		(22,056)	(4,951)
Cash and cash equivalents at beginning of the financial year		32,118	37,069
Cash and cash equivalents at end of the financial year	9	10,062	32,118

The accompanying notes form an integral part of the financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial statements have been prepared under the historical cost convention unless otherwise indicated in this summary of significant accounting policies.

The financial statements comply with applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

(b) Property, plant and equipment

Freehold land is stated at cost and freehold land is not amortised.

(c) Revenue recognition

Rental income is recognised on an accrual basis in accordance with the substance of the relevant agreement.

(d) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts, demand deposits, and other short term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

2. PROPERTY, PLANT AND EQUIPMENT

	Freehold land RM	Total RM
NET BOOK VALUE at 1 July 2001	1,062,235	1,062,235
Additions	7,515	7,515
NET BOOK VALUE at 30 June 2002	1,069,750	1,069,750
At 30 June 2001		
Cost	1,062,235	1,062,235
Net book value	1,062,235	1,062,235
At 30 June 2002		
Cost	1,069,750	1,069,750
Net book value	1,069,750	1,069,750

3. OTHER PAYABLES AND ACCRUALS

	2002 RM	2001 RM
Other payables	85,505	81,915
Accruals	800	1,300
	86,305	83,215

4. SHARE CAPITAL

	2002 RM	2001 RM
Authorised:		
3,000,000 Ordinary shares of RM1.00 each	3,000,000	3,000,000
Issued and fully paid:		
1,000,000 Ordinary shares of RM1.00 each	1,000,000	1,000,000

5. REVENUE

Revenue of the Company represents rental and interest income.

6. FINANCE COSTS

	2002 RM	2001 RM
Interest expenses on:		
- related company balances	-	4
- others	3,590	2,770
Bank charges	-	28
	3,590	2,802

7. PROFIT/(LOSS) BEFORE TAXATION

Profit/(Loss) before taxation is arrived at:

	2002 RM	2001 RM
(a) After charging:		
Auditors' remuneration:		
current year	800	500
prior year	1,300	(300)
(b) And crediting:		
Rental income	35,340	35,340
Interest income from a related company	10,000	-

8. TAXATION

	2002 RM	2001 RM
Underprovision in prior year	1,789	3,914

9. NOTE TO CASH FLOW STATEMENT

Cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amount:

	2002 RM	2001 RM
Cash at bank	10,062	32,118

10. CORPORATE INFORMATION

a. The Company is a private limited company incorporated and domiciled in Malaysia.

b. Registered office and principal place of business

The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of Company is located at Level 13-14 Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

c. Number of employees

	2002	2001
Total number of employees as at the end of the financial year	-	-

d. Holding and ultimate holding companies

The Company is a subsidiary of Umatrac Enterprises Sdn Bhd, a company incorporated in Malaysia. The directors regard Amsteel Corporation Berhad, a quoted company incorporated in Malaysia, as its ultimate holding company.

INFORMATION ON AVENEL

1. HISTORY AND BUSINESS

Avenel was incorporated in Malaysia on 12 June 1984 under the name of Arusjaya Sdn Bhd under the Cos Act. It changed its name to Dayaternak Sdn Bhd on 8 December 1986, and subsequently assumed its present name, Avenel Sdn Bhd, on 12 December 1989.

Avenel is an investment holding company. Its subsidiary companies are principally involved in trading and distribution of building materials, the manufacturing of printing and writing paper and integrated wood based activities such as the extraction and sale of commercial timber as well as the downstream processing of sawn timber and plywood.

Pursuant to the Proposed GWRS, the principal asset of Avenel, namely Posim, will be disposed of to LLB and AMSB. Accordingly, Avenel will become an investment holding company after the Proposed GWRS as no manufacturing activities will be carried out by Avenel. The principal activities of Posim are set out in Appendix III(d) of this Circular.

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of Avenel are as follows:

	No. of Ordinary Shares	Par value (RM)	Total (RM)
Authorised	100,000,000	1.00	100,000,000
Issued and fully paid-up	100,000,000	1.00	100,000,000

Details of the changes in Avenel's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
12.06.1984	3	1.00	Subscribers' shares	3
31.10.1994	99,999,997	1.00	Cash	100,000,000

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Members of Avenel, the substantial shareholders of Avenel as at 25 November 2002 are as follows:

	<-----------Shareholdings----------->				Place of
Name of substantial shareholders	Direct	%	Indirect	%	incorporation
ACB	55,000,000	55.0	45,000,000 [a]	45.0	Malaysia
LLB	25,000,000	25.0	-	-	Malaysia
AMB	20,000,000	20.0	-	-	Malaysia

Notes:
(Direct; Indirect) - represents the direct and indirect interest held

a *Deemed interested by virtue of section 6A of the Cos Act held via LLB (Direct – 0.17%; Indirect – 50.31%) and AMB (Direct - Nil; Indirect – 58.00%).*

After the Proposed GWRS, Avenel will be a wholly-owned subsidiary of ACB.

4. BOARD OF DIRECTORS

The Directors of Avenel as at 25 November 2002 are as follows:

Name	Nationality
Cheng Sin Yeng	Malaysian
Lee Whay Keong	Malaysian

None of the above Directors has any direct or indirect interest in Avenel. The Proposed GWRS is not expected to have any impact on the Directors' shareholdings in Avenel. It is also not anticipated that there will be any change to the composition of the Board of Directors of Avenel upon the completion of the Proposed GWRS.

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary and associated companies of Avenel as at 25 November 2002 are as follows:

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiary company of Avenel				
Posim	08.03.1982 Malaysia	203,218,571	83.70	Investment holding and trading and distribution of building materials
Subsidiary companies of Posim				
Posim Petroleum Marketing Sdn Bhd	13.05.1985 Malaysia	1,030,000	100	Trading and distribution of petroleum products
Posim Petroleum Products Sdn Bhd	29.04.1985 Malaysia	1,000,000	100	Manufacturing of petroleum products
Posim Marketing Sdn Bhd *(formerly known as Posim Industrial Equipment Sdn Bhd)*	15.03.1985 Malaysia	5,009,000	100	Trading, servicing, hiring and distribution of industrial machines and equipment

INFORMATION ON AVENEL

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Posim Agricultural Products Sdn Bhd	20.09.1986 Malaysia	501,000	100	Dormant
Ototek Sdn Bhd	07.05.1986 Malaysia	1,500,000	70	Trading and distribution of lubricants, spark plugs and automotive components
Stoller Chemical Company (M) Sdn Bhd	29.12.1989 Malaysia	2	100	Dormant
SC Nominees Sdn Bhd	27.04.1985 Malaysia	2	100	Investment holding
Fabulous Contour Sdn Bhd	24.05.1995 Malaysia	2	100	Dormant
SFI Paper Pte Ltd	18.09.1992 Singapore	SGD2	100 [1]	Dormant
Sabah Pulp and Paper Mill Sdn Bhd	05.12.1990 Malaysia	2	100 [1]	Dormant
SFI	30.04.1982 Malaysia	1,839,197,926	97.78 [2]	Integrated wood-based activities and pulp & paper mill operations
Associated Company of Avenel				
Kinabalu Motor Assembly Sendirian Berhad	12.06.1974 Malaysia	38,550,000	20 [2]	Assembly of ISUZU range of motor vehicles

Notes:

1. *Held via SFI.*
2. *Held via Posim.*

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of Avenel for the five FYE 30 June 2002 and the unaudited consolidated results for the quarter ended 30 September 2002 are as follows:

	<------------------	------------------	Audited	------------------	------------------>	Unaudited
FYE 30 June	**1998**	**1999**	**2000**	**2001**	**2002**	**quarter ended 30.09.02**
	RM'000	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**RM'000**
Turnover	596,870	486,486	573,464	539,552	468,108	128,362
Loss before share of results in associated companies	(284,779)	(147,472)	(62,069)	(89,428)	(89,539)	(14,096)
Share of results in associated companies	201	238	(2,966)	171	(2,254)	(1,914)
LBT	(284,578)	(147,234)	(65,035)	(89,257)	(91,793)	(16,010)
Taxation	(1,320)	52	(1,514)	(2,402)	(1,666)	(399)
LAT	(285,898)	(147,182)	(66,549)	(91,659)	(93,459)	(16,409)
MI	(9,032)	(8,393)	(9,352)	(4,346)	1,522	(1,251)
LAT and MI	(294,930)	(155,575)	(75,901)	(96,005)	(91,937)	(17,660)
Shareholders' funds	(117,584)	(86,657)	(168,506)	(264,512)	(356,455)	(374,114)
Total borrowings	1,129,963	957,868	878,991	876,626	857,668	856,476
Weighted average number of shares in issue ('000)	100,000	100,000	100,000	100,000	100,000	100,000
Net LPS (sen)	(294.9)	(155.6)	(75.9)	(96.0)	(91.9)	(70.6)*
Gross dividend per share (%)	-	-	-	-	-	-

Notes:

* *Annualised.*

1. *There were no exceptional and extraordinary items reported in the financial years and financial period under review.*

2. *For the FYE 30 June 1999, LAT of the Avenel Group improved to RM147.2 million due mainly to the recognition of lower foreign exchange losses on the translation of foreign currency borrowings amounting to RM61.3 million.*

3. *For the FYE 30 June 2000, LAT of the Avenel Group improved further to RM75.9 million due to the improved performance recorded by the timber extraction and pulp and paper division as a result of stronger demand for sawn timber and plywood and higher paper prices.*

4. *For the FYE 30 June 2001, the Avenel Group recorded a higher LAT of RM96.0 million after accounting for a one-off provision for Principal Waived by Avenel for the Inter-PLC Debt owing by the ACB Group to Avenel of RM11.0 million pursuant to the Proposed GWRS. In addition, contributions from the timber extraction and pulp and paper division were lower for the year due to stiff competition in the paper and other wood-based products market.*

5. *For the FYE 30 June 2002, the Avenel Group recorded a LAT of RM91.9 million mainly attributable to the losses suffered in the timber and extraction & pulp papers division, as a result of continuous stiff competition and lower paper prices.*

6. *For the quarter ended 30 September 2002, the Group reported a lower LAT as the prices for paper and wood-based products have stabilised as a result of anti-dumping measures taken by the regional economies towards the end of FYE 2002. The TEPP division contributed higher profit for the quarter due to the strengthening of prices for paper and wood-based products.*

7. *Taxation was provided for all the financial years except for the FYE 30 June 1999 despite losses incurred due mainly to expenses and losses of certain subsidiary companies which are not tax deductible. Tax credit was received for FYE 30 June 1999 was due to recovery of tax deducted at source on dividend income from subsidiary companies.*

7. OTHER MATTERS

The Accountants' Report of Avenel is set out in Appendix IV(d) of this Circular.

INFORMATION ON LION PLAZA

1. HISTORY AND BUSINESS

Lion Plaza was incorporated in Malaysia on 14 June 1963 as Chin Brothers (Malaya) Limited. Subsequently, it changed its name to Chin Brothers (Malaya) Sdn Berhad on 15 April 1966 and to Udachin Development Sdn Bhd on 1 April 1974. It assumed its present name on 9 October 1996.

Lion Plaza is principally involved in property development. It has a piece of vacant freehold development land known as Geran 652, 59, Section 57, Town of Kuala Lumpur, District of Kuala Lumpur, Federal Territory of Kuala Lumpur which is located along Jalan Raja Chulan, Kuala Lumpur ("Lion Plaza Land") measuring 5,395.5 square metres. Its surrounding generally comprises modern multi-storey office buildings and mixed-use commercial developments as well as international hotels and shopping complexes. The Lion Plaza Land is presently used as a carpark with an annual rental income of RM0.3 million.

The open market value of the Lion Plaza Land is RM35.9 million, as assessed by C H Williams Talhar & Wong Sdn Bhd, a professional independent valuer, on 31 July 2001 using the comparison method and residual method and after adjusting for certain liabilities of RM8.6 million (which consists of non financial institution creditors who will be addressed by way of debt equity conversion) to be assumed by LLB.

The Lion Plaza Land is earmarked for divestment and further information of the freehold land held by Lion Plaza is set out in Section 6 below.

2. SHARE CAPITAL

As at 25 November 2002 the authorised share capital and issued and fully paid-up share capital of Lion Plaza are as follows:

Type	No. of shares	Par Value (RM)	Total (RM)
Authorised			
- Ordinary shares	29,999,400	1.00	29,999,400
- Preference shares	60,000	0.01	600
			30,000,000
Issued and fully paid-up			
- Ordinary shares	3,418,860	1.00	3,418,860
- Preference shares	-	-	-
			3,418,860

Details of the changes in Lion Plaza's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	No. of Shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
14.06.1963	4,000 (O)	1.00	Subscribers' shares	4,000
06.07.1963	40,000 (O)	1.00	Cash	44,000
14.01.1971	270,000 (O)	1.00	Cash	314,000
14.01.1974	2,854,260 (O)	1.00	Bonus issue of 100 for 11	3,168,260
26.10.1987	250,000 (O)	1.00	Cash	3,418,260
29.06.1996	60,000 (P)	0.01	Cash	3,418,860
16.11.2000	(60,000) (P)	0.01	Redemption of Preference Shares at par	3,418,260
16.11.2000	600 (O)	1.00	Cash	3,418,860

Notes:

(O) *Ordinary Shares*
(P) *Preference Shares*

3. SUBSTANTIAL SHAREHOLDERS

Lion Plaza is a wholly-owned subsidiary of LLB. After the Proposed GWRS, Lion Plaza will be a wholly-owned subsidiary of ACB.

4. BOARD OF DIRECTORS

The Directors of Lion Plaza as at 25 November 2002 are as follows:

Name	Nationality
Ong Kek Seng	Malaysian
Tan Cheng Yong	Malaysian
Liew Choon Yick	Malaysian

None of the Directors has any direct or indirect shareholding in Lion Plaza. The Proposed GWRS is not expected to have any impact on the Directors' shareholding in Lion Plaza. It is also not anticipated that there will be any change to the composition of the Board of Directors of Lion Plaza upon the completion of the Proposed GWRS.

5. SUBSIDIARY AND ASSOCIATED COMPANIES

As at 25 November 2002, Lion Plaza does not have any subsidiary or associated companies.

6. INFORMATION ON THE PROPERTY OF LION PLAZA

The following information on the property of Lion Plaza has been extracted predominantly from the valuation report by CH Williams Talhar & Wong Sdn Bhd, except for the approved valuation of the property which has been obtained vide the SC's letter dated 9 July 2002.

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
1.	Lot No. 59, Geran 652, Section 57 Town of Kuala Lumpur District of Kuala Lumpur Federal Territory of Kuala Lumpur. The Property is charged to AMMB International (L) Limited.	The property comprises a parcel of development land (the "Property"). At present, the Property is being used as carpark and the surface of the land is improved with tarmac with a monthly rental of RM25,000. Net book value of the Property based on the unaudited accounts as at 30 September 2002 is RM39.2 million.	Land area of about 6,540.52 square metres (i.e. approximately 70,401.48 square feet). The Property is a freehold land. The Property is situated along Jalan Raja Chulan, within a busy commercial area bounded by Jalan Sultan Ismail to the east, Jalan P Ramlee to the north and Jalan Bukit Bintang to the south.	The proposed development is known as Lion Plaza, a commercial development involving a proposal to develop one block of office/retail building of 33 levels comprising 5 basement levels, 13 levels of retail/car parking podium, 2 levels of entertainment space and 18 levels of office. The Property has been granted a Development Order dated 5 March 1997 for a 14-storey podium. All the necessary charges have been paid. From the Development Order Building Plan, it is noted that the plan approved by Dewan Bandaraya Kuala Lumpur ("DBKL") on 5 March 1997, lapsed on 4 March 1998. **An application has been submitted to Jabatan Perancang & Kawalan Bangunan DBKL on 27 January 1999, to extend the Development Order dated 5 March 1997 and to date, the said application has not been approved.** **The Property is currently earmarked for divestment.**	The market value as assessed by CH Williams Talhar & Wong was RM35,900,000 based on the comparison method of valuation and the residual method, subject to its title being free from encumbrances was adopted. The date of valuation was 31 July 2001. The market value as approved by the SC was RM35,900,000.

7. HISTORICAL FINANCIAL INFORMATION

The audited financial results of Lion Plaza for the five FYE 30 June and the unaudited results for the quarter ended 30 September 2002 are summarised as follows:

	<------- Audited				------->	Unaudited
FYE 30 June	**1998**	**1999**	**2000**	**2001**	**2002**	**quarter ended 30.09.02**
	RM'000	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**RM'000**
Turnover	80	265	280	297	300	75
LBT	(147)	(562)	(365)	(58)	(151)	(28)
Taxation	-	13	-	-	-	-
LAT	(147)	(549)	(365)	(58)	(151)	(28)
Shareholders' funds	3,474	2,925	2,560	2,502	2,351	2,322
Total borrowings	-	-	-	-	-	-
No. of Shares in issue ('000) @	3,419	3,419	3,419	3,419	3,419	3,419
Net LPS (sen)	(4)	(16)	(11)	(2)	(4)	(3)*
Gross Dividend per						
- Preference Shares (RM)	0.81	-	-	-	-	-
- Ordinary Shares (RM)	-	-	-	-	-	-

@ *Lion Plaza's issued and paid up share capital consists of RM3.419 million Lion Plaza Shares. 60,000 preference shares of RM0.01 each were converted into ordinary shares in the FYE 30 June 2001.*

Notes:

* *Annualised.*

1. *There were no extraordinary or exceptional items in the financial years and financial period under review.*
2. *In FYE 1999, a higher turnover was recorded as compared to FYE 1998 due to the recognition of a full year car park rental income from the Lion Plaza Land as compared to only 4 months in FYE 1998 (construction of land was carried out for the first 8 months). However, a higher LBT was recorded due to the higher interest expense.*
3. *In FYE 2000, Lion Plaza recorded a lower LBT due to the lower interest expenses as compared to FYE 1999 as the amount owed by Lion Plaza to a related party was lower.*
4. *In FYE 2001, Lion Plaza recorded a lower LBT due to the lower interest expenses as well as higher interest income on related companies balances.*
5. *In FYE 2002, Lion Plaza recorded a higher LBT due to the lower interest income received from related companies.*
6. *The taxation claim in FYE 1999 was in respect of overprovision of tax in prior years.*

8. AUDITED FINANCIAL STATEMENTS OF LION PLAZA

The audited financial statements and the Auditors' Report thereon of Lion Plaza for the FYE 30 June 2002 is enclosed below (Note: the reference to the paging in the audited financial statements presented herein is exactly in the form as presented in the audited financial statements of Lion Plaza).

Company No. 5077 - V

Deloitte KassimChan (AF 0080)
Chartered Accountants
Level 19, Uptown 1
1 Jalan SS 21/58, Damansara Uptown
47400 Petaling Jaya, Malaysia

P.O. Box 10093, 50704 Kuala Lumpur
Malaysia

Tel : +60(3) 77236500, 77261833
Fax : +60(3) 77263986, 77268986
aaa@deloitte.com.my

Deloitte KassimChan

REPORT OF THE AUDITORS TO THE MEMBER OF

LION PLAZA SDN. BHD.

(Incorporated in Malaysia)

We have audited the accompanying balance sheet as of 30th June, 2002 and the related statements of income, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the abovementioned financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

  (i) the state of affairs of the Company as of 30th June, 2002 and of the results and the cash flows of the Company for the year ended on that date; and

  (ii) the matters required by Section 169 of the Act to be dealt with in the financial statements; and

(Forward)

Deloitte Touche Tohmatsu

(b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

DELOITTE KASSIMCHAN
AF 0080
Chartered Accountants

KEK AH FONG
1880/4/04 (J)
Partner

18th October, 2002

Company No. 5077 - V

LION PLAZA SDN. BHD.
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE YEAR ENDED 30TH JUNE, 2002

	Note	2002 RM	2001 RM
Revenue		300,000	297,000
Depreciation of property, plant and equipment	8	(494)	(494)
Other operating expenses	4	(2,330)	(6,419)
Profit from operations		297,176	290,087
Finance costs	5	(480,911)	(472,402)
Income from other investments	6	32,451	124,649
Loss before tax		(151,284)	(57,666)
Income tax expense	7	-	-
Net loss for the year		(151,284)	(57,666)

The accompanying Notes form an integral part of the Financial Statements.

LION PLAZA SDN. BHD.
(Incorporated in Malaysia)

BALANCE SHEET
AS OF 30TH JUNE, 2002

	Note(s)	2002 RM	2001 RM
Property, plant and equipment	8	2,335	2,829
Property development project	9 & 14	39,177,856	41,750,115
Current Assets			
Trade receivable		18,000	18,000
Other receivable, deposits and prepayments		17,025	11,178
Amount owing by other related companies	10	5,595,912	5,424,853
Short-term deposits with licensed financial institution		2,950,000	300,000
Cash at bank		117,064	185,094
		8,698,001	5,939,125
Current Liabilities			
Trade payables		31,537	31,537
Other payables, deposits and accruals	9 & 11	9,672,602	8,997,177
Amount owing to other related companies	10	10,713,024	10,747,393
Tax liabilities		969	57,198
		20,418,132	19,833,305
Net Current Liabilities		(11,720,131)	(13,894,180)
Non-Current Liability			
Amount owing to immediate holding company	10	(25,109,079)	(25,356,499)
Net Assets		2,350,981	2,502,265

(Forward)

	Note	2002 RM	2001 RM
Represented By:			
Issued capital	12	3,418,860	3,418,860
Revaluation surplus - Non-distributable		43,875	43,875
Accumulated loss		(1,111,754)	(960,470)
Shareholder's Equity		2,350,981	2,502,265

The accompanying Notes form an integral part of the Financial Statements.

Company No. 5077 - V

LION PLAZA SDN. BHD.
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30TH JUNE, 2002

	Issued capital RM	Revaluation surplus RM	Accumulated loss RM	Net RM
Balance as of 1st July, 2000	3,418,860	43,875	(902,804)	2,559,931
Issue of ordinary shares	600	-	-	600
Redemption of preference shares	(600)	-	-	(600)
Net loss for the year	-	-	(57,666)	(57,666)
Balance as of 30th June, 2001	3,418,860	43,875	(960,470)	2,502,265
Net loss for the year	-	-	(151,284)	(151,284)
Balance as of 30th June, 2002	3,418,860	43,875	(1,111,754)	2,350,981

The accompanying Notes form an integral part of the Financial Statements.

Company No. 5077 - V

LION PLAZA SDN. BHD.
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE YEAR ENDED 30TH JUNE, 2002

	Note	2002 RM	2001 RM
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES			
Loss before taxation		(151,284)	(57,666)
Adjustments for:			
Depreciation of property, plant and equipment		494	494
Interest expense		480,911	472,402
Interest income		(32,451)	(124,649)
Operating Profit Before Working Capital Changes		297,670	290,581
(Increase)/Decrease in other receivable, deposits and prepayments		(5,847)	6,870
Increase/(Decrease) in:			
Trade payables		-	(28,750)
Other payables, deposits and accruals		207,999	210,000
Cash Generated From Operations		499,822	478,701
Income tax paid		(56,229)	(27,894)
Net Cash Generated From Operating Activities		443,593	450,807
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES			
Increase/(Decrease) in:			
Amount owing to immediate holding company		(249,956)	128
Amount owing to other related companies		(45,318)	(49,886)
Redemption of preference shares		-	(600)
Net Cash Used In Financing Activities		(295,274)	(50,358)

(Forward)

	Note	2002 RM	2001 RM
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES			
(Increase)/Decrease in:			
Property development project		2,572,259	(200,544)
Amount owing by other related companies		(162,903)	(38,980)
Interest received		24,295	10,275
Net Cash Generated From/(Used In) Investing Activities		2,433,651	(229,249)
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,581,970	171,200
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		485,094	313,894
CASH AND CASH EQUIVALENTS AT END OF YEAR	13	3,067,064	485,094

The accompanying Notes form an integral part of the Financial Statements.

LION PLAZA SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS

1. GENERAL INFORMATION

The Company is a private limited company, incorporated and domiciled in Malaysia.

The Company is principally engaged in property development.

There has been no significant change in the nature of the Company's activity during the financial year.

As of 30th June, 2002 and 30th June, 2001, the Company did not have any employee.

The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of business of the Company is located at Level 13-14, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

2. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements of the Company have been approved by the Board of Directors for issuance on 18th October, 2002.

The financial statements of the Company have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards of the Malaysian Accounting Standards Board.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared under the historical cost convention except for land included under property development project which is stated at valuation.

Revenue

Revenue represents income from renting of land which is recognised on accrual basis.

Income Tax

The tax effects of transactions are recognised, using the 'liability' method, when such transactions enter into the determination of net income regardless of when they are recognised for tax purposes. However, when timing differences would give rise to net deferred tax assets, the tax effects are recognised generally on actual realisation.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment loss.

The carrying amounts of property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recognised whenever the carrying amount of an item of property, plant and equipment exceeds its recoverable amount. The impairment loss is charged to the income statement.

Gains or losses arising from the disposal of an asset is determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and is recognised in the income statement.

Depreciation of property, plant and equipment is computed on the straight-line method based on the estimated useful lives of the various assets. The principal annual rates used are as follows:

Furniture and fittings	10%
Office equipment	20%
Lawn mower	20%

Recognition of Income and Costs on Property Development Project

Property development project consist of land under development, development expenditure and portion of profit attributable to development work performed todate, less applicable progress billings and allowance for foreseeable loss.

Land held for development is stated at 1974 valuation and development expenditure is stated at cost.

The directors have applied the transitional provisions of International Accounting Standard No. 16 (Revised), Property, Plant and Equipment by virtue of which a reporting enterprise which does not adopt a policy of revaluation is allowed to retain revalued amounts of property, plant and equipment on the basis of their previous revaluation (subject to continuity in depreciation policy and the requirement to write an asset down to its recoverable amount).

Interest cost incurred on the development of the property projects are capitalised and included as part of development expenditure. However, capitalisation of interest cost is suspended during extended period in which active development is interrupted.

Profit from sale of development property is recognised using percentage of completion method based on progress billings (equivalent to cost basis) on units sold.

Receivables

Trade and other receivables are stated at nominal value as reduced by the appropriate allowances for estimated irrecoverable amounts. Allowance for doubtful receivables is made based on estimates of possible losses which may arise from non-collection of certain receivable accounts.

Cash Flow Statement

The Company adopts the indirect method in the preparation of the cash flow statement.

Cash equivalents are short-term, highly liquid investments with maturities of three months or less from the date of acquisition and are readily convertible to cash with insignificant risk of changes in value.

4. OTHER OPERATING EXPENSES

Included in other operating expenses are the following:

	2002 RM	2001 RM
Audit fee - current year	3,000	5,000
- overprovision in prior year	(2,000)	-

5. FINANCE COSTS

	2002 RM	2001 RM
Interest on advances from:		
A third party (Note 9)	428,474	-
Related party (Note 9)	38,952	468,827
Other related companies	10,949	1,040
Immediate holding company	2,536	2,535
	480,911	472,402

6. INCOME FROM OTHER INVESTMENTS

	2002 RM	2001 RM
Interest income from:		
Short-term deposits with licensed financial institution	24,295	10,275
Amount owing by other related companies	8,156	114,374
	32,451	124,649

7. INCOME TAX EXPENSE

No provision for taxation is made in 2002 and 2001 as the Company utilised the current year's business loss to fully offset the non-business income which would otherwise be chargeable.

As of 30th June, 2002, the Company has estimated carryforward tax losses of about RM1,051,000 (2001: RM901,000) which is subject to agreement by the tax authorities. The related tax debit will be recognised on actual realisation.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in 2002 consist of:

	Furniture and fittings RM	Office equipment RM	Lawn mower RM	Total RM
Cost				
At beginning and end of year	26,277	9,366	1,113	36,756
Accumulated Depreciation				
At beginning of year	23,702	9,117	1,108	33,927
Charge for the year	368	123	3	494
At end of year	24,070	9,240	1,111	34,421
Net Book Value				
At beginning of year	2,575	249	5	2,829
At end of year	2,207	126	2	2,335

Included in property, plant and equipment of the Company are fully depreciated assets which are still in use, with a cost of approximately RM1,113 (2001: RM1,113).

9. PROPERTY DEVELOPMENT PROJECT

	2002 RM	2001 RM
Land – at 1974 valuation	3,168,135	3,168,135
Development expenditure – at cost	36,009,721	38,581,980
Total cost	39,177,856	41,750,115

These properties have continued to be stated at their 1974 valuation as allowed under the transitional provision of International Accounting Standard No. 16 (Revised) Property, Plant and Equipment.

As of 30th June, 2002, the land of the Company has been charged to an offshore bank as security for banking facilities granted to an associated company of the immediate holding company (Note 14).

In 1996, the Company entered into a conditional sale and purchase agreement to sell 18 levels of a proposed 33 level building to a related party. Pursuant to the terms of the said agreement, the purchaser paid the Company a refundable instalment of 10% of the total consideration amounting to RM10,999,128 in 1997.

The said sale and purchase agreement was mutually terminated in 1998 and the Company has repaid the refundable instalment partially with the remaining balance as of 30th June, 2002 amounting to RM5,499,128 (2001: RM5,499,128). The said outstanding amount bears interest at 2% above the base lending rate from 1st January 1999 till date of full settlement and is included in other payables, deposits and accruals. As of 30th June, 2002, the accrued interest amounted to RM1,760,425 (2001: RM1,292,999).

With effect from August 2001, the said related party ceased to be a related party to the Company.

As of 30th June, 2002, the principal and interest outstanding have been included as part of the proposed groupwide restructuring scheme of the immediate holding company.

10. HOLDING COMPANIES AND RELATED COMPANY TRANSACTIONS

The immediate holding company is Lion Land Berhad. The directors regard Amsteel Corporation Berhad as the ultimate holding company. Both the companies are incorporated in Malaysia.

The amount owing to immediate holding company represents mainly payments made on behalf of the Company. This amount bears interest at 0.01% (2001: 0.01%) per annum and has no fixed repayment terms. In the opinion of the directors, this amount is not expected to be repaid within the next financial year. Accordingly, this amount has been shown under non-current liability.

The amount owing to/by other related companies represents payments made on behalf. The amount owing to/by certain other related companies bear interest at rates ranging from 0.01% to 9% (2001: 0.01% to 2.2%) per annum whilst the rest are interest-free (2001: interest-free). These amounts have no fixed repayment terms.

The amount owing by other related companies comprise the following:

	2002 RM	2001 RM
Outstanding amounts	5,600,330	5,424,853
Interest in suspense	(4,418)	-
Net	5,595,912	5,424,853

In view of the ongoing restructuring scheme undertaken by the ultimate holding company, the recognition of interest income has been suspended from January 2002.

11. OTHER PAYABLES, DEPOSITS AND ACCRUALS

Included in other payables, deposits and accruals is an amount of RM1,837,267 (2001: RM1,837,267) owing to a company in which certain directors of the immediate holding company are also directors of the company. This amount arose from interest-free advances given to the Company with no fixed repayment terms.

12. SHARE CAPITAL

	2002 RM	2001 RM
Authorised:		
Ordinary shares of RM1 each	29,999,400	29,999,400
Preference shares of RM0.01 each	600	600
Total	30,000,000	30,000,000
Issued and fully paid:		
Ordinary shares of RM1 each		
At beginning of year	3,418,860	3,418.260
Issued during the year	-	600
At end of year	3,418,860	3,418,860
Preference shares of RM0.01 each		
At beginning of year	-	600
Redeemed during the year	-	(600)
At end of year	-	-
Total	3,418,860	3,418.860

As approved by the shareholders at the Extraordinary General Meeting held on 16th November 2000, the Company had, during the previous financial year, issued 600 ordinary shares of RM1 each at par through capitalisation of amount owing to the immediate holding company for the purposes of redeeming 60,000 redeemable preference shares at RM0.01 each at part in the share capital of the Company. The issued and fully paid up share capital of the Company remains at RM3,418,860.

The new ordinary shares issued during the previous financial year rank pari passu in all respects with the then existing ordinary shares at the Company.

The preference shares of the Company carry the following features:

(a) The preference shares shall carry the right to preference dividend (non-cumulative), which shall not be less than RM0.01 per preference share and shall not exceed RM100.00 per preference share per annum in priority to ordinary shares;

(b) The preference shares shall rank both as regards to dividend and return of capital in priority to the ordinary shares in the Company;

(c) The preference shares shall not confer any right of voting at any general meeting of the Company nor receipt of any notices of meetings of the Company; and

(d) The preference shares shall be redeemed at par by the Company by the payment of RM0.01 for every preference share at any time at the option of the Company.

13. CASH AND CASH EQUIVALENTS

	2002 RM	2001 RM
Short-term deposits with licensed financial institution	2,950,000	300,000
Cash at bank	117,064	185,094
	3,067,064	485,094

14. CONTINGENT LIABILITY

The Company is contingently liable in respect of a third party fixed charge over the land included in property development project (Note 9) in favour of an offshore bank as security for banking facilities granted to an associated company of the immediate holding company.

INFORMATION ON MEGASTEEL

1. HISTORY AND BUSINESS

Megasteel was incorporated in Malaysia on 18 April 1989 as Megasteel Industries Sdn Bhd ("MISB") under the Cos Act. It adopted its current name on 19 September 1994. MISB was awarded a manufacturing license by the MITI on 6 May 1996 to manufacture flat steel products. On 12 August 1997, a manufacturing licence was re-issued to Megasteel to replace that previously issued to MISB. Megasteel owns and operates a flat steel products mill, which is located in Banting, Selangor. The plant commenced trial production in March 1999. With an annual rated production capacity of 2 million MT, Megasteel is currently the only manufacturer of hot-rolled flat steel products in the country.

Principal Products

Megasteel manufactures HRC, which is one of the key raw material used in higher value-added manufacturing, engineering, industrial and construction-related applications. The HRC produced by Megasteel are available in grades ranging from a thickness of 1.2 mm to 21.0 mm and widths from 900mm to 1570mm, which caters to most of the local requirements for HRC.

The uses and end users of HRC are as set out in the table below:

- Automobiles
- Pipes and tubes
- Household appliances
- Water tanks
- Tin cans
- Welded steel pipe manufacturers
- Cement lined pipe manufacturers
- General engineering and fabrication
- Steel drum manufacturers
- Cold-rolling mills

Production Facilities

Megasteel has situated its steel mill on a 200 hectare site located at Lot 2319, Kawasan Perindustrian Olak Lempit, Mukim Tanjung Dua Belas , 42700 Banting, Selangor. The operations are housed in a factory which has a total built up area of approximately 120,000 square metres.

The factory currently runs two lines of electric arc furnace, ladle furnace and casters and one line of rolling mill facility. The factory operates three eight-hour production shifts.

The annual production output of Megasteel for the past 3 FYE 30 June 2002 are as follows:

FYE 30 June	Annual output (MT)
2000	143,556
2001	800,026
2002	919,000

Principal Market

As there are no other manufacturer for HRC in Malaysia, Megasteel's entire annual rated capacity of 2 million MT is expected to be absorbed entirely by the domestic market barring unforeseen circumstances.

Customer base

Megasteel's top 10 customers for the FYE 30 June 2002 are as follows:

Alpine Pipe Manufacturer Sdn Bhd
Maruichi Malaysia Steel Tube Bhd
Ornasteel Enterprise Corporation (M) Sdn Bhd
Southern Pipe Industry (M) Sdn Bhd
Coll Rolling Industry (M) Sdn Bhd
Amalgamated Industry Steel Sdn Bhd
Petro Pipe Industries (M) Sdn Bhd
Bright Steel Sdn Bhd
Boon & Cheah Steel Pipes Sdn Bhd
Choo Bee Metal Industries Bhd

Raw materials

Megasteel sources its raw material (i.e scrap metal) mainly from USA, Europe, India and South Africa.

Number of Employees

As at 25 November 2002, Megasteel has 885 employees.

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of Megasteel are as follows:

	No. of ordinary shares or Preference "D" Shares or Preference "E" Shares or Preference "F" Shares	Par value RM	Total RM
Authorised			
- Ordinary shares	999,138,300	1.00	999,138,300
- Preference "D" Shares	49,000,000	0.01	490,000
- Preference "E" Shares	10,500,000	0.01	105,000
- Preference "F" Shares	26,670,000	0.01	266,700
			1,000,000,000
Issued and Fully paid-up			
- Ordinary shares	600,000,001	1.00	600,000,001
- Preference "D" Shares [1]	49,000,000	0.01	490,000
- Preference "E" Shares [2]	10,500,000	0.01	105,000
- Preference "F" Shares [3]	26,670,000	0.01	266,700
			600,861,701

Notes:

1. *The preference "D" Shares which were issued and allotted on 15 July 1999 have the following terms:*

   - *The Preference "D" Shares shall be issued at a par value of RM0.01 with a premium of RM0.99 per Preference "D" Share;*
   - *The Preference "D" Shares shall carry the right to preference dividend (cumulative) of 5 sen per Preference "D" Share in priority to the Megasteel Shares;*
   - *The Preference "D" Shares shall rank both as regards to dividend and return of capital in priority to the Megasteel Shares;*

- *The Preference "D" Shares shall not be entitled to any right of voting at any general meeting of Megasteel or receipt of any notices of meetings of Megasteel;*
- *The Preference "D" Shares shall be redeemed at par value of RM0.01 with a premium of RM0.99 per Preference "D" Share at the end of seven years from the date of issue of the Preference "D" Shares or earlier, at the option of Megasteel;*
- *The Preference "D" Shares shall be transferable but not convertible; and*
- *The Preference "D" Shares shall be subordinated to the existing term loan facility of Megasteel.*

2. *The preference "E" shares which were issued and allotted on 15 August 2000 have the following terms:*

- *The Preference "E" Shares shall be issued at a par value of RM0.01 with a premium of RM0.99 per Preference "E" Share;*
- *The Preference "E" Shares shall carry the right to preference dividend (cumulative) of 5 sen per Preference "E" Share in priority to the Preference "D" Shares and Megasteel Shares;*
- *The Preference "E" Shares shall rank both as regards to dividend and return of capital in priority to the Preference "D" Shares and Megasteel Shares;*
- *The Preference "E" Shares shall not be entitled to any right of voting at any general meeting of Megasteel or receipt of any notices of meetings of Megasteel;*
- *The Preference "E" Shares shall be redeemed at par value of RM0.01 with a premium of RM0.99 per Preference "E" Share on 14 July 2006 or earlier, at the option of Megasteel;*
- *The Preference "E" Shares shall be transferable but not convertible; and*
- *The Preference "E" Shares shall be subordinated to the existing term loan facility of Megasteel of USD240 million and RM700 million respectively.*

3. *The Preference "F" Shares which were issued and allotted on 26 December 2000 have the following terms:*

- *The Preference "F" Shares shall be issued at a par value of RM0.01 with a premium of RM0.99 per Preference "F" Share;*
- *The Preference "F" Shares shall carry the right to preference dividend (cumulative) of 5 sen per Preference "F" Share after the Preference "E" Shares and the Preference "D" Shares but in priority to the Megasteel Shares;*
- *The Preference "F" Shares shall rank both as regards to dividend and return of capital after the Preference "E" Shares and the Preference "D" Shares but in priority to the Megasteel Shares;*
- *The Preference "F" Shares shall not be entitled to any right of voting at any general meeting of Megasteel or receipt of any notices of meetings of Megasteel;*
- *The Preference "F" Shares shall be subordinated to (a) the term loan facilities; and (b) the full redemption of the Preference "E" Shares;*
- *The Preference "F" Shares shall be redeemed at par value of RM0.01 with a premium of RM0.99 per Preference "F" Share on 14 July 2006 or earlier, at the option of Megasteel subject to the full settlement of the term loan facilities, the Khazanah Nasional Berhad's bridging loan and the full redemption of the Preference "E" Shares; and*
- *The Preference "F" Shares shall be transferable but not convertible.*

Details of the changes in Megasteel's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	**Type of shares**	**No. of shares allotted**	**Par value (RM)**	**Considerations**	**Total issued and fully paid-up share capital (RM)**
18.04.1989	O	2	1.00	Subscribers' shares	2.00
03.01.1996	O	98	1.00	Cash at par	100.00

INFORMATION ON MEGASTEEL

Date of allotment	Type of shares	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
10.06.1996	O	67,999,900	1.00	Cash at par	68,000,000.00
	O	65,000,000	1.00	Bonus issue of 650,000 for 1	133,000,000.00
	OA	133,000,000	1.00	Cash - fully paid-up to RM0.01 per share	134,330,000.00
05.12.1996	PA	15,670,000	1.00	Cash at par	150,000,000.00
23.12.1996	OA	1	1.00	Cash - fully paid-up to RM0.01 per share	150,000,000.01
16.04.1997	PA	20,000,000	1.00	Cash at par	170,000,000.01
12.06.1997	OA	-	-	Call for RM0.22 per share on 133,000,001 ordinary shares	199,260,000.23
08.10.1997	OA	-	-	Call for RM0.08 per share on 133,000,001 ordinary shares	209,900,000.31
04.11.1997	PA	31,330,000	1.00	Cash at par	241,230,000.31
01.12.1997	OA	-	-	Call for RM0.24 per share on 133,000,001 ordinary shares	273,150,000.55
03.12.1997	OA	-	-	Call for RM0.45 per share on 133,000,001 ordinary shares	333,000,001.00
15.04.1998	PA	36,090,000	1.00	Cash at par	369,090,001.00
30.06.1998	PB	74,400,000	1.00	Cash at par	443,490,001.00
27.07.1998	PB	53,400,000	1.00	Cash at par	496,890,001.00
17.09.1998	PC	1,000,000	1.00	Cash - premium of RM99.00 per PC	497,890,001.00
12.12.1998	O	2,000,000	1.00	Cash at par	499,890,001.00
	PC	(1,000,000)	1.00	Redemption of PC at a premium of RM99.00 per PC	498,890,001.00
14.12.1998	PB	2,110,000	1.00	Cash at par	501,000,001.00
29.12.1998	PB	34,000,000	1.00	Cash at par	535,000,001.00
05.01.1999	PA	(26,000,000)	1.00	Conversion of PA to ordinary shares	535,000,001.00
	PB	(94,000,000)	1.00	Conversion of PB to ordinary shares	535,000,001.00
	O	120,000,000	1.00	Conversion from PA and PB to ordinary shares	535,000,001.00
29.01.1999	O	45,500,000	1.00	Cash at par	580,500,001.00
	PB	(45,500,000)	1.00	Conversion of PB to ordinary shares	580,500,001.00
	O	45,500,000	1.00	Conversion from PB to ordinary shares	580,500,001.00
29.04.1999	O	2,500,000	1.00	Cash at par	583,000,001.00
	PB	(2,500,000)	1.00	Conversion of PB to ordinary shares	583,000,001.00
	O	2,500,000	1.00	Conversion from PB to ordinary shares	583,000,001.00
28.05.1999	O	17,000,000	1.00	Cash at par	600,000,001.00

INFORMATION ON MEGASTEEL

Date of allotment	Type of shares	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
	PB	(21,910,000)	1.00	Conversion of PB to ordinary shares	600,000,001.00
	O	21,910,000	1.00	Conversion from PB to ordinary shares	600,000,001.00
	PA	(77,090,000)	1.00	Conversion of PA to ordinary shares	600,000,001.00
	O	77,090,000	1.00	Conversion from PA to ordinary shares	600,000,001.00
15.07.1999	PD	49,000,000	0.01	Cash – premium of RM0.99 per PD	600,490,001.00
15.08.2000	PE	10,500,000	0.01	Cash – premium of RM0.99 per PE	600,595,001.00
26.12.2000	PF	26,670,000	0.01	Cash – premium of RM0.99 per PF	600,861,701.00

Notes:

O - Ordinary Shares of RM1.00 each fully paid

OA - Ordinary Shares of RM1.00 each partly paid until 3.12.1997

PA - Preference "A" Shares of RM1.00 each fully paid

PB - Preference "B" Shares of RM1.00 each fully paid

PC - Preference "C" Shares of RM1.00 each fully paid

PD - Preference "D" Shares of RM0.01 each fully paid

PE - Preference "E" Shares of RM0.01 each fully paid

PF - Preference "F" Shares of RM0.01 each fully paid

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Substantial Shareholders, the substantial shareholders of Megasteel as at 25 November 2002 are as follows:-

	<----------------Shareholding----------------->				
Substantial shareholders	**Direct**	**%**	**Indirect**	**%**	**Place of Incorporation**
Limpahjaya	300,000,001	50%+1 share	-	-	Malaysia
Akurjaya	240,000,000	40	-	-	Malaysia
Khazanah Nasional Berhad	60,000,000	10	-	-	Malaysia

The substantial shareholders of Megasteel after the Proposed GWRS are as follows:

	<----------------Shareholding----------------->				
Substantial shareholders	**Direct**	**%**	**Indirect**	**%**	**Place of Incorporation**
Limpahjaya	540,000,001	90%	-	-	Malaysia
Khazanah Nasional Berhad	60,000,000	10	-	-	Malaysia

4. BOARD OF DIRECTORS

The Board of Directors of Megasteel and their respective shareholdings in Megasteel as at 25 November 2002 are as follows:

	<----------------Shareholding---------------->				
Name	**Direct**	**%**	**Indirect**	**%**	**Nationality**
TSWC	-	-	540,000,001 [a]	90	Malaysian
DAC	-	-	540,000,001 [a]	90	Singaporean
Cheng Theng How	-	-	-	-	Singaporean
Elakumari A/P Kantilal	-	-	-	-	Malaysian

Note:

(Direct; Indirect) - represents the direct and indirect interest held

a Deemed interested by virtue of Section 6A of the Cos Act held via Limpahjaya (Direct - Nil; Indirect - 100%) and Akurjaya (Direct-Nil; Indirect-100%).

It is anticipated that there will not be any change to the composition of the Board of Directors of Megasteel nor to the respective shareholdings of the Board of Directors in Megasteel upon the completion of the Proposed GWRS.

5. SUBSIDIARY AND ASSOCIATED COMPANIES

Megasteel does not have any subsidiaries or associated companies.

6. HISTORICAL FINANCIAL INFORMATION

The audited financial results of Megasteel for the three FYE 30 June 2002 and unaudited result for the quarter ended 30 September 2002 are summarised as follows:

	←Audited		→	Unaudited quarter ended
FYE 30 June	**2000 RM'000**	**2001 RM'000**	**2002 RM'000**	**30.09.02 RM'000**
Turnover	179,486	883,201	1,110,337	452,693
PBT/(LBT)	(34,201)	(202,681)	(65,977)	15,576
Taxation	-	-	-	-
PAT/(LAT)	(34,201)	(202,681)	(65,977)	15,576
Shareholders' funds	814,798	649,288	583,310	585,637
Total borrowings	1,721,652	1,785,646	1,802,553	1,778,509
Weighted average number of shares in issue ('000)	600,000	600,000	600,000	600,000
Net EPS/(LPS) (sen)	(5.7)	(33.8)	(11.0)	10.4*

Notes:

* *Annualised.*

1. *Megasteel only commenced commercial production in May 2000.*

2. *Megasteel did not pay any dividends during the financial years and financial period under review.*

3. *For the FYE 30 June 2001, Megasteel recorded a turnover of RM883.2 million which was 18.0% lower compared to the annualised turnover in 2000. This was mainly due to the slow down in both the domestic and regional economies, the illegal importation of HRC and the soft international prices of HRC. Accordingly, Megasteel recorded a LBT of RM202.7 million.*

4. *With the imposition of better control on the illegal importation of HRC, CRC and downstream products by the Malaysian government, Megasteel recorded a 25.7% increase in turnover in 2002 compared to 2001. The improved production efficiency enabled Megasteel to incur a lower cost of production per metric tonne. Accordingly, Megasteel recorded a 67.4% reduction in LBT in 2002 compared to 2001.*

5. *With the improved market environment in the flat steel industry after the imposition of higher tariffs on steel products by the Government, Megasteel recorded a 63.1% increase in turnover for the quarter ended 30 September 2002 (annualised) as compared to the turnover in the FYE 30 June 2002. Accordingly, Megasteel recorded a PBT of RM15.6 million.*

6. *No taxation was paid in the financial years and financial period under review as Megasteel has obtained Pioneer Status from the Inland Revenue Board, which exempts Megasteel from taxation for a period of 5 years from 1 February 2000 to 31 January 2005 with an option to extend for another 5 years.*

7. *There were no extraordinary items during the financial years and financial period under review.*

7. AUDITED FINANCIAL STATEMENTS OF MEGASTEEL

The audited financial statements and the Auditors' Report thereon of Megasteel for the FYE 30 June 2002 is enclosed below (Note: the reference to the paging in the audited financial statements presented herein is exactly in the form as presented in the audited financial statements of Megasteel).

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

Company No: 181104 T

REPORT OF THE AUDITORS TO THE MEMBERS OF MEGASTEEL SDN BHD

We have audited the financial statements set out on pages 8 to 26. The preparation of these financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

   (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Company; and

   (ii) the state of affairs of the Company as at 30 June 2002 and of the results and cash flows of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company have been properly kept in accordance with the provisions of the said Act.

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

WONG SOO THIAM
1315/11/02(J)
Partner of the Firm

Kuala Lumpur

17 OCT 2002

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

MEGASTEEL SDN BHD
(Incorporated in Malaysia)

BALANCE SHEET
AS AT 30 JUNE 2002

	Note	2002 RM	2001 RM
PROPERTY, PLANT AND EQUIPMENT	2	2,549,709,966	2,614,042,375
CURRENT ASSETS			
Inventories	3	368,738,672	318,431,504
Trade receivables		149,029,220	49,561,175
Other receivables, deposits and prepayments	4	245,485,497	151,884,750
Amount due from a related company		1,355,833	-
Fixed deposits with a licensed bank		13,852,622	9,559,819
Cash and bank balances		1,702,406	2,655,684
		780,164,250	532,092,932
CURRENT LIABILITIES			
Trade payables		282,668,770	140,441,963
Other payables and accruals	5	770,102,797	695,688,856
Hire purchase liabilities	6	81,600	48,000
Amount due to ultimate holding company		4,489,019	3,409,509
Amount due to holding company		2,006,395	2,005,895
Amount due to a related company		435,596	252,109
Short term borrowings	7	996,615,547	689,548,716
		2,056,399,724	1,531,395,048
NET CURRENT LIABILITIES		(1,276,235,474)	(999,302,116)
DEFERRED EXPENDITURE	8	116,014,475	130,824,834
		1,389,488,967	1,745,565,093
Financed by:			
SHARE CAPITAL	9	600,861,701	600,861,701
SHARE PREMIUM	10	85,308,300	85,308,300
REVALUATION RESERVE	11	200,000,000	200,000,000
ACCUMULATED LOSSES		(302,859,234)	(236,881,908)
SHAREHOLDERS' FUNDS		583,310,767	649,288,093
TERM LOANS	12	805,937,000	1,096,097,000
HIRE PURCHASE LIABILITIES	6	241,200	180,000
		1,389,488,967	1,745,565,093

The accompanying notes form an integral part of the financial statements

MEGASTEEL SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	2002 RM	2001 RM
Revenue	13	1,110,336,601	883,201,167
Other operating income		7,883,225	11,119,382
Changes in inventories of finished goods		(12,456,818)	133,045,042
Raw material used		(688,106,026)	(683,832,680)
Staff costs		(27,734,902)	(23,832,396)
Depreciation and amortisation expenses		(83,578,178)	(76,140,125)
Operating expenses	14	(239,582,048)	(292,551,984)
Profit/(loss) from operations	15	66,761,854	(48,991,594)
Finance costs	16	(132,739,180)	(153,689,032)
Loss for the financial year		(65,977,326)	(202,680,626)

The accompanying notes form an integral part of the financial statements

MEGASTEEL SDN BHD
(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Share capital RM	Share premium RM	Revaluation reserve RM	Accumulated losses RM	Total RM
Balance at 30 June 2000	600,490,001	48,510,000	200,000,000	(34,201,282)	814,798,719
Net loss for the financial year	-	-	-	(202,680,626)	(202,680,626)
Issue of share capital	371,700	36,798,300	-	-	37,170,000
Balance at 30 June 2001	600,861,701	85,308,300	200,000,000	(236,881,908)	649,288,093
Net loss for the financial year	-	-	-	(65,977,326)	(65,977,326)
Balance at 30 June 2002	600,861,701	85,308,300	200,000,000	(302,859,234)	583,310,767

The accompanying notes form an integral part of the financial statements

MEGASTEEL SDN BHD
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

		2002 RM	2001 RM
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss for the financial year		(65,977,326)	(202,680,626)
Adjustment for non-cash items and interests:			
Amortisation of pre-production expenses		14,810,359	14,810,358
Depreciation		68,767,819	61,329,767
Allowance for doubtful debts		36,000,000	-
Interest expenses		131,369,335	152,196,119
Interest income		(5,218,998)	(11,104,465)
Gain on disposal of property, plant and equipment		-	(14,917)
Operating profit before working capital changes		179,751,189	14,536,236
Increase in inventories		(50,307,168)	(125,148,343)
(Increase)/Decrease in trade and other receivables		(224,112,953)	70,297,285
Increase in trade and other payables		92,409,027	20,377,240
Increase in amount due from a related company		(1,355,833)	-
Increase in amount due to a related company		183,487	14,340
Net cash outflow from operating activities		(3,432,251)	(19,923,242)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	18(a)	(4,314,494)	(32,812,000)
Proceeds from disposal of property, plant and equipment		47,084	59,000
Interest received		263,158	1,247,363
Net cash outflow from investing activities		(4,004,252)	(31,505,637)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of shares		-	37,170,000
Net proceeds from short term borrowings		7,928,572	77,935,401
Repayment of hire purchase liabilities		(73,200)	(12,000)
Increase in amount due to ultimate holding company		737,397	1,154,350
Increase in amount due to holding company		-	1,000
Interest paid		(6,795,000)	(58,815,000)
Net cash inflow from financing activities		1,797,769	57,433,751
Net (decrease)/increase in cash and cash equivalents		(5,638,734)	6,004,872
Cash and cash equivalents at beginning of the financial year		5,902,628	(102,244)
Cash and cash equivalents at end of the financial year	18(b)	263,894	5,902,628

The accompanying notes form an integral part of the financial statements

MEGASTEEL SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
30 JUNE 2002

1. SIGNIFICANT ACCOUNTING POLICIES

a) BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention, unless otherwise indicated in this summary of significant accounting policies.

The financial statements comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

b) DEFERRED EXPENDITURE

Deferred expenditure represents pre-commercial production expenses. Pre-commercial production expenses represents expenses incurred prior to commencement of commercial production. Pre-commercial production expenses is amortised over a period of 10 years upon commencement of commercial production and is stated net of amortisation.

c) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation except for freehold land which is stated at valuation.

Freehold land and capital work-in-progress are not depreciated.

Depreciation of other property, plant and equipment is provided on a straight line basis to write off the cost of each asset to its residual value over its estimated useful life.

The freehold land was revalued in 1998 by the Directors based on independent valuation reports carried out by firms of professional surveyors and valuers on an open market basis. In accordance with the transitional provisions issued by Malaysian Accounting Standards Board ("MASB") on adoption of MASB Standard 15 Property, Plant and Equipment, the valuation of these assets has not been update and they continue to be stated at their existing carrying amount less depreciation.

Surpluses arising on revaluation are credited to revaluation reserve. Any deficit arising from revaluation reserve is charged against the revaluation reserve to the extent of a previous surplus held in the revaluation reserve for the same asset. In all other cases, a decrease in carrying amount is charged to income statement. On disposal of revalued assets, amounts in revaluation reserve relating to those assets are transferred to retained earnings.

The principal depreciation rate used are:

Buildings	2% - 5%
Plant and machinery	2% - 5%
Motor vehicles	20%
Furniture, fittings and equipment	10% - 20%

d) **FOREIGN CURRENCIES**

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted rates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date.

All exchange differences are included in the income statement.

e) **INVENTORIES**

Inventories are valued at the lower of cost and net realisable value. Cost is determined principally on a weighted average basis. The cost of raw materials comprise the original purchase price plus cost incurred in bringing the inventories to their present locations and conditions. The cost of finished goods comprise the cost of raw materials, direct labour, direct charge and a proportion of production overheads. Net realisable value represents the estimated selling price in the ordinary course of business less selling and distribution costs and all other estimated costs to completion.

f) **RECEIVABLES**

Specific allowances are made for debts which have been identified as bad or doubtful. In addition, general allowances are made to cover possible losses which are not specifically identified.

g) **FINANCE LEASES/HIRE PURCHASE**

Property, plant and equipment acquired under finance leases/hire purchase are capitalised and depreciated in accordance with the depreciation policy set out in Note 1(c). Outstanding obligations under finance leases/hire purchase are included as liabilities. Finance charges arising from finance leases/hire purchase are allocated to the income statements over the periods of the leases/hire purchase on the "sum of digits" basis.

h) **DEFERRED TAXATION**

Provision is made, on the liability method, for tax liabilities deferred by capital allowances and other timing differences, except where the tax effects of such timing differences are expected to be deferred indefinitely.

Deferred tax benefit is only recognised when there is a reasonable expectation of realisation.

i) **REVENUE RECOGNITION**

Revenue from sales of goods is recognised upon delivery of goods and customers acceptance net of returns, discounts and allowances.

j) **CASH AND CASH EQUIVALENTS**

Cash and cash equivalents comprise cash at bank and in hand, bank overdrafts, demand deposits, other short term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

For the purposes of the cash flow statement, cash and cash equivalents consist of cash and bank balances, fixed deposits with a licensed bank and bank overdrafts.

2. PROPERTY, PLANT AND EQUIPMENT

	Freehold land, buildings and land improvement RM	Plant and machinery RM	Motor vehicles RM	Furniture, fittings and equipment RM	Capital work-in-progress RM	Total RM
NET BOOK VALUE						
At 1 July 2001	527,544,488	2,083,236,893	398,847	1,973,185	888,962	2,614,042,375
Additions	2,322,731	553,502	294,161	697,153	614,947	4,482,494
Disposals	-	(47,084)	-	-	-	(47,084)
Depreciation charge	(6,225,993)	(61,988,644)	(127,680)	(425,502)	-	(68,767,819)
NET BOOK VALUE						
At 30 June 2002	523,641,226	2,021,754,667	565,328	2,244,836	1,503,909	2,549,709,966
At 30 June 2001						
Cost	235,290,385	2,152,025,238	543,007	2,470,615	888,962	2,391,218,207
Valuation	300,000,000	-	-	-	-	300,000,000
Accumulated depreciation	(7,745,897)	(68,788,345)	(144,160)	(497,430)	-	(77,175,832)
Net book value	527,544,488	2,083,236,893	398,847	1,973,185	888,962	2,614,042,375
At 30 June 2002						
Cost	237,613,116	2,152,528,740	837,168	3,167,768	1,503,909	2,395,650,701
Valuation	300,000,000	-	-	-	-	300,000,000
Accumulated depreciation	(13,971,890)	(130,774,073)	(271,840)	(922,932)	-	(145,940,735)
Net book value	523,641,226	2,021,754,667	565,328	2,244,836	1,503,909	2,549,709,966

The freehold land was revalued in 1998 by the directors based on independent valuation reports carried out by a firm of professional surveyors and valuers on an open market basis.

The freehold land if stated at cost less depreciation would amount to RM35,000,000 (2001: RM35,000,000) as at the financial year end.

The freehold land has been charged to financial institutions and licensed banks for credit facilities granted to the Company.

The net book value of motor vehicles acquired under hire purchase is RM373,579 (2001:RM259,524).

3. INVENTORIES

	2002 RM	2001 RM
At costs:		
Raw materials	97,285,797	36,110,527
Finished goods	212,601,279	-
Spares, supplies and consumables	37,239,971	60,979,002
Rolls	21,611,625	17,134,468
	368,738,672	114,223,997
At net realisable value:		
Finished goods	-	204,207,507
	368,738,672	318,431,504

The carrying amount of inventories carried at net realisable value as at 30 June 2001 is RM225,058,097.

4. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	2002 RM	2001 RM
Other receivables	177,992,235	122,016,545
Allowance for doubtful debts	(36,000,000)	-
Interest in suspense	(4,955,840)	-
	137,036,395	122,016,545
Deposits	383,055	793,841
Prepayments	108,066,047	29,074,364
	245,485,497	151,884,750

Included in prepayments of the Company is an amount of RM99.70 million (2001: RM22.50 million) relating to prepayment for purchase of raw materials.

Included in other receivables of the Company are certain amounts due from related parties as disclosed in Note 20.

5. OTHER PAYABLES AND ACCRUALS

	2002 RM	2001 RM
Other payables	620,010,946	534,103,614
Accruals	150,091,851	161,585,242
	770,102,797	695,688,856

Included in accruals are interest accrued of RM0.07 million (2001: RM1.68 million) and amounts accrued for purchases and construction of plant and machinery totalling RM85.62 million (2001: RM94.43 million).

Included in other payables are construction of plant and machinery of RM228.80 million (2001: RM242.44 million), electricity charges of RM135.08 million (2001:RM140.90 million) and interest payable of RM208.95 million (2001: RM91.90 million).

6. HIRE PURCHASE LIABILITIES

	2002 RM	2001 RM
Hire purchase liabilities		
Payable within one year	101,496	60,000
Payable between one and five years	299,862	225,000
	401,358	285,000
Finance charges	(78,558)	(57,000)
Non-current portion	322,800	228,000

The net hire purchase liabilities are repayable over the following period:

	2002 RM	2001 RM
Due within one year	81,600	48,000
Due between one and five years	241,200	180,000
	322,800	228,000

The hire purchases liabilities carry interest rates ranging from 4.7% to 5.0% per annum.

7. SHORT TERM BORROWINGS

	2002 RM	2001 RM
Secured:		
Bank overdrafts	15,291,134	6,312,875
Bankers acceptance	74,958,998	71,990,998
Revolving credits	33,500,000	33,500,000
Trust receipts	7,169,889	2,209,317
Short term loan from a shareholder	100,000,000	100,000,000
Term loans (Note 12)	765,695,526	475,535,526
	996,615,547	689,548,716

The Company has not serviced some of its principal borrowings and interest charges.

The bank overdrafts, bankers acceptance, revolving credits and trust receipts are secured by way of a floating charge over present and future current assets and a second fixed charge over the freehold land of the Company.

The short term loan from a shareholder is secured by way of a second floating charge over present and future current assets and a second fixed charge over the freehold land of the Company.

The short term loan from a shareholder bears interest of 9.0% per annum. The other short term borrowings bear interest at rates ranging from 4.4% to 9.9% (2001: 6.4% to 10.1%) per annum.

8. DEFERRED EXPENDITURE

	2002 RM	2001 RM
Pre-commercial production expenses	130,824,834	145,635,192
Amortisation during the financial year	(14,810,359)	(14,810,358)
Net	116,014,475	130,824,834

9. SHARE CAPITAL

	2002 RM	2001 RM
Authorised:		
Ordinary shares of RM1.00 each		
At beginning of the financial year	999,138,300	999,510,000
Reclassified to Preference "E" Shares	-	(105,000)
Reclassified to Preference "F" Shares	-	(266,700)
At end of financial year	999,138,300	999,138,300
Preference "D" Shares of RM0.01 each		
At beginning and end of financial year	490,000	490,000
Preference "E" Shares of RM0.01 each		
At beginning of the financial year	105,000	-
Reclassified from ordinary shares	-	105,000
At end of financial year	105,000	105,000
Preference "F" Shares of RM0.01 each		
At beginning of the financial year	266,700	-
Reclassified from ordinary shares	-	266,700
At end of financial year	266,700	266,700
Total	1,000,000,000	1,000,000,000

	2002 RM	2001 RM
Issued and paid-up:		
At beginning and end of financial year: 600,000,001 Ordinary shares of RM1.00 each	600,000,001	600,000,001
Preference "D" Shares of RM0.01 each		
At beginning and end of financial year	490,000	490,000
Preference "E" Shares of RM0.01 each		
At beginning of the financial year	105,000	-
Issued during the financial year	-	105,000
At end of financial year	105,000	105,000
Preference "F" Shares of RM0.01 each		
At beginning of the financial year	266,700	-
Issued during the financial year	-	266,700
At end of financial year	266,700	266,700
Total	600,861,701	600,861,701

Terms of Preference "D" Shares

The Preference "D" Shares of RM0.01 each of the Company carry the following features:

(1) The Preference "D" Shares shall be issued at a par value of RM0.01 with a premium of RM0.99 per Preference "D" Share;

(2) The Preference "D" Shares shall carry the right to preference dividend (cumulative) of 5 sen per Preference "D" Share in priority to the ordinary shares in the Company;

(3) The Preference "D" Shares shall rank both as regards dividend and return of capital in priority to the ordinary shares in the Company;

(4) The Preference "D" Shares shall not be entitled to any right of voting at any general meeting of the Company nor receipt of any notices of meetings of the Company;

(5) The Preference "D" Shares shall be redeemed at par value of RM0.01 with a premium of RM0.99 per Preference "D" Share at the end of seven (7) years from the date of issue of the Preference "D" Shares or earlier, at the option of the Company;

(6) The Preference "D" Shares shall be transferable but not convertible; and

(7) The Preference "D" Shares shall be subordinated to the existing term loan facility of the Company.

Terms of Preference "E" Shares

The Preference "E" Shares of RM0.01 each of the Company carry the following features:

(1) The Preference "E" Shares shall be issued at a par value of RM0.01 with a premium of RM0.99 per Preference "E" Share;

(2) The Preference "E" Shares shall carry the right to preference dividend (cumulative) of 5 sen per Preference "E" Share in priority to the Preference "D" Shares and ordinary shares in the Company;

(3) The Preference "E" Shares shall rank both as regards dividend and return of capital in priority to the Preference "D" Shares and ordinary shares in the Company;

(4) The Preference "E" Shares shall not be entitled to any right of voting at any general meeting of the Company nor receipt of any notices of meetings of the Company;

(5) The Preference "E" Shares shall be redeemed at par value of RM0.01 with a premium of RM0.99 per Preference "E" Share on 14 July 2006 or earlier, at the option of the Company;

(6) The Preference "E" Shares shall be transferable but not convertible; and

(7) The Preference "E" Shares shall be subordinated to the existing term loan facility of the Company of USD240,000,000.00 and RM700,000,000.00 respectively.

Terms of Preference "F" Shares

The Preference "F" Shares of RM0.01 each of the Company carry the following features:

(1) The Preference "F" Shares shall be issued at a par value of RM0.01 with a premium of RM0.99 per Preference "F" Share;

(2) The Preference "F" Shares shall carry the right to preference dividend (cumulative) of 5 sen per Preference "F" Share after the Preference "E" Shares and the Preference "D" Shares but in priority to the ordinary shares in the Company;

(3) The Preference "F" Shares shall rank both as regards dividend and return of capital after the Preference "E" Shares and the Preference "D" Shares but in priority to the ordinary shares in the Company;

(4) The Preference "F" Shares shall not be entitled to any right of voting at any general meeting of the Company nor receipt of any notices of meetings of the Company;

(5) The Preference "F" Shares shall be subordinated to (a) the Term Loan Facilities and Khazanah's bridging loan; and (b) the full redemption of the Preference "E" Shares;

(6) The Preference "F" Shares shall be redeemed at par value of RM0.01 with a premium of RM0.99 per Preference "F" Share on 14 July 2006 or earlier, at the option of the Company subject to the full settlement of the Term Loan Facilities, the Khazanah's bridging loan and the full redemption of the Preference "E" Shares; and

(7) The Preference "F" Shares shall be transferable but not convertible.

10. SHARE PREMIUM

	2002 RM	2001 RM
Share premium from issuance of Preference "D" Shares	48,510,000	48,510,000
Share premium from issuance of Preference "E" Shares	10,395,000	10,395,000
Share premium from issuance of Preference "F" Shares	26,403,300	26,403,300
	85,308,300	85,308,300

11. REVALUATION RESERVE

	2002 RM	2001 RM
Revaluation reserve arising from revaluation of freehold land	200,000,000	200,000,000

12. TERM LOANS

	2002 RM	2001 RM
Term loans - secured	1,571,632,526	1,571,632,526
Portion repayable within one year and disclosed in short term borrowing (Note 7)	(765,695,526)	(475,535,526)
	805,937,000	1,096,097,000

The term loans are repayable over the following periods:

	2002 RM	2001 RM
Within one year	765,695,526	475,535,526
From one to two years	277,264,000	290,160,000
From two to five years	528,673,000	805,937,000
	1,571,632,526	1,571,632,526

The Company has not serviced some of its principal borrowing and interest charges.

The term loans are secured by way of a first fixed charge over the freehold land and fixed and floating charges over other assets of the Company.

The term loans carry interest rates ranging from 3.5% to 8.7% (2001: 5.1% to 10.3%) per annum.

13. REVENUE

Revenue for the Company represents the invoiced value of goods sold net of discounts and allowances.

14. OPERATING EXPENSES

Included in operating expenses are plants repair and maintenance and electricity charges totalling RM162.70 million (2001: RM222.65 million).

15. PROFIT/(LOSS) FROM OPERATIONS

Profit/(Loss) from operations is arrived at:

	2002 RM	2001 RM
After charging:		
Amortisation of pre-commercial production expenses	14,810,359	14,810,358
Auditors' remuneration:		
- current year	30,000	30,000
- prior years	(33,500)	-
Depreciation	68,767,819	61,329,767
Inventories written down	-	20,850,590
Allowance for doubtful debts	36,000,000	-
And crediting:		
Gain on disposal of property, plant and equipment	-	14,917
Interest income on:		
- fixed deposits	261,089	1,247,363
- related party balances	4,955,840	9,857,102
- others	2,069	-

16. FINANCE COSTS

	2002 RM	2001 RM
Bank charges	1,369,845	1,492,913
Interest expenses on:		
- bank overdrafts	1,224,492	573,475
- bankers acceptance	3,135,016	3,536,656
- revolving credit	2,171,086	2,181,909
- trust receipts	21,959	703,855
- term loans	106,448,946	124,787,392
- ultimate holding company balance	342,113	213,238
- holding company balance	500	1,000
- related parties balances	2,566,942	1,661,396
- hire purchase	17,922	3,000
- others	15,440,359	8,034,198
Loan fee	-	10,500,000
	132,739,180	153,689,032

17. TAX EXPENSE

The Company has been granted pioneer status under the Promotion of Investment Act, 1986. The Pioneer incentive is given for a period of 5 years from 1 February 2000 to 31 January 2005 with an option to extent for another 5 years thereafter.

The Company has estimated pioneer tax losses carried forward amounting to RM61.70 million (2001: RM128.70 million). The amount is subject to agreement with the tax authorities.

18. CASH FLOW STATEMENT

a) During the financial year, the Company acquired property, plant and equipment with an aggregate cost of RM4.48 million (2001: RM171.66 million) of which RM0.17 million (2001: RM0.24 million) was acquired by means of finance leases. Cash payments of RM4.31 (2001: RM32.81 million) were made for these acquisitions and an amount of RMNil million (2001: RM138.61 million) was accrued for payment and included in other creditors.

b) Cash and cash equivalents at end of the financial year

	2002 RM	2001 RM
Cash and bank balances	1,702,406	2,655,684
Fixed deposits with a licensed bank	13,852,622	9,559,819
Bank overdrafts	(15,291,134)	(6,312,875)
	263,894	5,902,628

19. DEFERRED TAXATION

	2002 RM'000	2001 RM'000
Deferred taxation not provided in the financial statements:		
Tax effects of revaluation of freehold land	13,250	13,250

Deferred taxation on the revaluation of freehold land is not provided for in the financial statements as it is not the intention of the Directors to dispose of these assets.

20. RELATED PARTY TRANSACTIONS

	2002 RM	2001 RM
Significant inter-company transactions:		
a) Sales of goods		
Related company Lion Steelworks Sdn Bhd	3,347,766	981,601
b) Purchase of goods		
Related company, Lion Trading & Marketing Sdn Bhd	25,260	167,017
Significant related party transactions:		
a) Sales of goods		
Related party, Amsteel Mills Sdn Bhd	145,086,908	10,862,004
Related party, Bright Steel Sdn Bhd	47,825,336	56,645,099
Related party, Sabah Forest Industries Sdn Bhd	481,258	-
b) Purchase of goods		
Related party, Amsteel Mills Sdn Bhd	167,422,700	97,443,316
Related party, Lion Tooling Sdn Bhd	1,879,445	4,046,636
Related party, Lion Holdings Pte Ltd	72,784,719	91,876,667
Related party, Amalgamated Rolling Mill Sdn Bhd	3,705,367	-
Other significant related party transactions:		
a) Interest income from:		
Related party, JOPP Builders Sdn Bhd	4,955,840	9,855,652
b) Logistic services charged by:		
Related parfy, Singa Logistics Sdn Bhd	4,032,632	1,819,386

		2002 RM	2001 RM
c)	Gases charged by:		
	Related party, Secomex Manufacturing (M) Sdn Bhd	399,118	11,657,989
d)	Utilities charged to:		
	Related party, Secomex Manufacturing (M) Sdn Bhd	16,569,569	27,695,869
e)	Purchase of insurance		
	Other related party, Affin Insurance Brokers Sdn Bhd	6,751,553	6,291,251

Related companies represent fellow subsidiary companies of the ultimate holding company, Lion Corporation Berhad ("LCB").

Related parties represent entities wherein Tan Sri Cheng Heng Jem is a director and major shareholder and Datuk Cheng Yong Kim is a major shareholder of the entities' holding company/ultimate holding company, Amsteel Corporation Berhad and Amalgamated Containers Berhad. Secomex Manufacturing (M) Sdn Bhd and Lion Holdings Pte Ltd are entities wherein Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim are deemed to have substantial interest.

Other related party represents an entity wherein Lembaga Tabung Angkatan Tentera, a major shareholder of LCB, is a major shareholder.

The directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no less favourable than those arranged with independent third parties.

Included in the other receivables of the Company is an amount of RM7,223,826 (2001: RM42,273,065) net of allowance for doubtful debts of RM36,000,000 (2001: RM Nil) due from a related party which arose from supplying of utilities net off trade purchases. The amount is unsecured and interest free.

Included also in the other receivables of the Company is an amount RM123,611,492 (2001: RM116,655,652) net of interest in suspense of RM4,955,840 (2001: RM Nil) due from a related party which arose from advance claim. The amount is unsecured and interest bearing.

The amount due to holding and ultimate holding companies which arose mainly from inter-company advances and payments made on behalf is unsecured, interest bearing and has no fixed repayment terms.

The amount due from/to related companies which arose mainly from trade transactions, are unsecured, interest free and have no fixed repayment terms.

21. CORPORATE INFORMATION

a. The Company is a private limited company incorporated and domiciled in Malaysia.

b. Registered office and principal place of business

The registered office of the Company is located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of business of the Company is located at Lot 2319, Kawasan Perindustrian Olak Lempit, Mukim Tanjung Dua Belas, 42700 Banting, Selangor Darul Ehsan.

c. Number of employees

	2002	2001
Total number of employees as at the end of the financial year	832	822

d. Holding and ultimate holding companies

The Company is a subsidiary of Limpahjaya Sdn Bhd, a company incorporated in Malaysia. The directors regard Lion Corporation Berhad, a quoted company incorporated in Malaysia, as its ultimate holding company. Both companies are incorporated in Malaysia.

22. SIGNIFICANT EVENT

As reported in the audited financial statements in the previous year, LCB, the Company's ultimate holding company together with Angkasa Marketing Berhad, Lion Land Berhad and Amsteel Corporation Berhad ("ACB") (individually referred to as "PLC" and collectively referred to as the "Lion Group") had on 5 July 2000, 19 October 2000, 8 October 2001 and 26 March 2002 announced the Proposed Group Wide Restructuring Scheme ("Proposed GWRS") and the revision thereto encompassing various proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises to rationalise the financial position of the Lion Group.

Under the Proposed GWRS, the shareholding of the Company would be consolidated under LCB, to facilitate the dividends and cash flows of the Company to be upstreamed to LCB which will support the LCB Bonds issued towards the settlement of debts in the LCB Group. LCB will have an eventual shareholding of 90% of the issued capital (including the Preference "D" Shares and the Preference "F" Shares), through its wholly-owned subsidiary, Limpahjaya Sdn Bhd ("Limpahjaya"), with Khazanah Nasional Berhad ("Khazanah") holding the balance 10% stake in the Company.

During the financial year, the Company undertook a scheme of arrangement pursuant to Section 176(1) of the Companies Act, 1965 to address its financial obligations to the scheme creditors ("Proposed Scheme"). The Company had on 25 September 2002 convened the scheme meetings pursuant to the Proposed Scheme and the relevant creditors had respectively approved the Proposed Scheme.

Khazanah, who is a working capital lender of the Company had also approved the Proposed Scheme.

The Proposed GWRS and the Proposed Scheme are still in progress and the Directors are of the opinion that the Proposed GWRS and the Proposed Scheme will be successfully implemented.

23. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with changes in presentation due to the requirements of the applicable accounting standards and include mainly the following:

i) Certain comparative figures in the cash flow statement has been restated to the appropriate classification by activities.

ii) Reclassification of hire purchase liabilities previously included in other payables.

INFORMATION ON LLB

1. HISTORY AND BUSINESS

LLB was incorporated in Malaysia on 17 March 1924 as Sungei Way Dredging Limited under the Companies Enactment Act, 1917. Subsequently, it changed its name to Sungei Way Dredging Berhad on 15 April 1966 and later to Supreme Corporation Berhad on 1 October 1976. LLB was listed on the Main Board of the KLSE on 29 December 1973 and adopted its current name on 21 October 1991.

LLB is an investment holding company and is involved in property development. Its subsidiaries are involved in manufacturing and marketing of steel products such as steel bars, wire rods and HBI and property development.

LLB's key subsidiary, AMSB, is primarily involved in the manufacture of steel products comprising billets, steel bars, wire rods and HBI. AMSB's new combined bar and rod mill with a capacity of 500,000 MT per annum of high grades and specialty steel has commenced operation on 28 June 2001, which is known as Amsteel II. The operation of AMSB can be divided into 4 divisions namely Amsteel Klang (manufactures steel bars, billets and wire rods), Amsteel Labuan (manufactures HBI), Amsteel II (manufactures high grade wire rods and engineering bars) and Antara (manufactures steel bars and billets). Further information of these divisions are as follows:

		Amsteel Klang	Amsteel Labuan	Amsteel II	Antara
1)	Location	Bukit Raja, Klang, Selangor	Labuan	Olak Lempit Industrial Estate, Mukim 12, Banting, Selangor	Pasir Gudang Industrial Estate, Pasir Gudang, Johor
	Size of plants				
	- Land area	60 acres	35,583 hectares	175 acres	69.85 acres
	- Factory build-up area	673,000 sq. ft.	24.07 hectares	87.5 acres	37.10 acres
2)	Number of				
	i) production lines	3	1	1	3
	ii) shifts	3	3	3	3
3)	Capacity utilisation as at 25 November 2002	Billets - 84% Bars and Rods - 76%	100%	25%	Billets - 83% Bars and Angles 43%
	Maximum production capacity per annum	Billets - 750,000 MT Bars and rods - 900,000 MT	786,000 MT	500,000 MT	Billets - 540,000 MT Bars and Angles - 500,000 MT
4)	Sources of raw materials	The main raw material is steel scrap, which is mainly sourced from Europe, US and Australia.	The main raw material is iron ore, which is mainly sourced from Brazil, Bahrain and Canada.	The main raw material is billets, which is mainly sourced locally, Brazil and Germany.	The main raw material is scrap iron, which is mainly sourced locally, Singapore, Australia, Europe and South Africa.
5)	% of sales broken down into domestic and foreign, and the countries exported to (for FYE 30 June 2002)	Approximately 90% are domestic sales and the balance are exported mainly to Singapore, Australia, New Zealand and Brunei.	Approximately 40% are domestic sales and the balance are exported mainly to Qatar, South Korea, Taiwan, PRC and Indonesia.	Approximately 90% are domestic sales and the balance are exported mainly to Singapore and Australia.	Approximately 95% are domestic sales and the balance are exported to Singapore.
6)	Number of employees as at 25 November 2002	738	200	197	762

Customer Base

AMSB's main customers for the FYE 30 June 2002 are as follows:

No.	Name of customer
1.	Chuan Huat Industries Marketing Sdn Bhd
2.	Syn Tai Hung Trading Sdn Bhd
3.	CHRB Selatan Sdn Bhd
4.	Choo Bee Hardware Sdn Bhd
5.	Region System Sdn Bhd
6.	South Malaysia Industries Bhd
7.	Kamen Steel Industries Sdn Bhd
8.	Posim
9.	NCK Wire Products Sdn Bhd
10.	Wing Tiek Metal Industry Sdn Bhd

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of LLB are as follows:

	No. of ordinary shares	Par value (RM)	Total (RM)
Authorised	1,000,000,000	1.00	1,000,000,000
Issued and fully paid-up	593,380,035	1.00	593,380,035

Details of the changes in LLB's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of Allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
Prior to 1976	7,012,854	1.00	-	7,012,854
23.03.1977	1,753,214	1.00	Bonus issue of 1 for 4	8,766,068
05.05.1977	876,607	1.00	Rights issue of 1 for 10 at RM1.00 per share	9,642,675
30.06.1977	2,857,325	1.00	Special issue to Bumiputera at RM1.00 per share	12,500,000
14.04.1978	2,591,600	1.00	Consideration for purchase of 51% equity in Soga Sdn Bhd and 49% in Johore Oil Palm Plantation Sdn Bhd (now known as JOPP Builders Sdn Bhd) at RM1.65 per share	15,091,600
19.12.1979	4,242,424	1.00	Part consideration for purchase of Ratna Realty Sdn Bhd (now known as Supreme Properties Sdn Bhd) at RM1.65 per share	19,334,024
29.12.1979	7,545,800	1.00	Rights issue of 1 for 2 at RM1.35 per share	26,879,824
08.04.1980	6,719,956	1.00	Bonus issue of 1 for 4	33,599,780
20.11.1980	21,828,500	1.00	Part consideration for purchase of Keng Soon Finance Berhad, Keng Soon Credit Sdn Bhd, Kisan Agency Sdn Bhd and United Kengsoon	55,428,280

INFORMATION ON LLB

Date of Allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
			Holding Berhad at RM2.00 per share	
29.01.1981	13,282,000	1.00	Bumiputera issue at RM1.80 per share	68,710,280
12.09.1981	52,568,800	1.00	Consideration for purchase of Sumber Realty Sdn Bhd, PM Holdings Sdn Bhd and 4 parcels of land in Penang, Wilayah Persekutuan and Plentong, Johore at RM3.00 per share	121,279,080
03.11.1982	121,279,080	1.00	Bonus issue of 1 for 1	242,558,160
04.11.1991	(206,174,436)	-	Capital reduction pursuant to Composite Schemes of Arrangement under Section 176 of the Cos Act	36,383,724
04.11.1991	61,602,958	1.00	Debt equity conversion pursuant to Composite Schemes of Arrangement under Section 176 of the Cos Act	97,986,682
04.11.1991	98,139,000	1.00	Consideration for acquisition of assets from LDP at RM1.00 per share	196,125,682
06.10.1994	7,000,000	1.00	Part settlement of consideration for acquisition of Udachin Development Sdn Bhd ("Udachin") (now known as Lion Plaza Sdn Bhd), settlement of Udachin's indebtedness and settlement of consideration for acquisition of Syarikat Pekan Baru Kemajuan Berhad at RM2.30 per share	203,125,682
06.10.1994	13,182,396	1.00	Balance of settlement of Udachin's indebtedness and settlement of consideration for acquisition of Syarikat Pekan Baru Kemajuan Berhad at RM2.30 per share	216,308,078
22.10.1994	302,376,783	1.00	Issued to Amalgamated Steel Mills Berhad ("ASM") (now known as ACB) pursuant to the acquisition of ASM's steel mill business by Sabah Gas Industries Sdn Bhd, a wholly-owned subsidiary of Steelcorp Sdn Bhd at RM2.30 per share	518,684,861
22.10.1994	7,027,174	1.00	Issued pursuant to the settlement of shareholder's loans owing by Steelcorp Sdn Bhd at RM2.30 per share	525,712,035
21.12.1994	67,183,000	1.00	Restricted offer for sale by ASM of the rights to allotment to the minority shareholders of LLB and ASM on the basis of 1 for 8 at RM2.30 per share	592,895,035
24.04.1995	14,000	1.00	Issued pursuant to ESOS at RM2.73 per share	592,909,035
23.05.1995	35,000	1.00	Issued pursuant to ESOS at RM2.73 per share	592,944,035
15.08.1995	1,000	1.00	Issued pursuant to ESOS at RM2.73 per share	592,945,035
08.09.1995	22,000	1.00	Issued pursuant to ESOS at RM2.73 per share	592,967,035
07.05.1996	120,000	1.00	Issued pursuant to ESOS at RM2.73 per share	593,087,035

Date of Allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
17.05.1996	5,000	1.00	Issued pursuant to ESOS at RM2.73 per share	593,092,035
04.10.1996	9,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,101,035
14.10.1996	11,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,112,035
09.01.1997	30,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,142,035
27.01.1997	12,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,154,035
03.02.1997	32,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,186,035
05.02.1997	66,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,252,035
22.02.1997	5,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,257,035
06.03.1997	9,000	1.00	Issued pursuant to ESOS at RM2.59 per share	593,266,035
06.03.1997	9,000	1.00	Issued pursuant to ESOS at RM2.73 per share	593,275,035
14.07.1999	5,000	1.00	Issued pursuant to ESOS at RM1.00 per share	593,280,035
22.07.1999	27,000	1.00	Issued pursuant to ESOS at RM1.00 per share	593,307,035
28.07.1999	29,000	1.00	Issued pursuant to ESOS at RM1.14 per share	593,336,035
28.07.1999	32,000	1.00	Issued pursuant to ESOS at RM1.00 per share	593,368,035
02.08.1999	9,000	1.00	Issued pursuant to ESOS at RM1.00 per share	593,377,035
02.08.1999	3,000	1.00	Issued pursuant to ESOS at RM1.14 per share	593,380,035

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Substantial Shareholders, the substantial shareholders of LLB as at 25 November 2002, are as follows:

Name of substantial shareholder	<---Shareholding---			--->	Place of Incorporation /Nationality
	Direct	%	Indirect	%	
TSWC	1,680	@	342,079,285 [a]	57.65	Malaysian
LRPL	-	-	329,048,223 [b]	55.45	Singapore
DAC	591,586	0.10	329,330,407 [c]	55.47	Singaporean
Lancaster	11,518,084	1.94	320,561,025 [d]	54.02	Hong Kong SAR
Utara Enterprise	-	-	320,561,025 [e]	54.02	Malaysia
WCSB	7,466	@	320,561,025 [f]	54.02	Malaysia
LHSB	12,482,614	2.10	308,078,411 [g]	51.92	Malaysia

INFORMATION ON LLB

Name of substantial shareholder	<-----Shareholding-----> Direct	%	Indirect	%	Place of Incorporation /Nationality
Happyvest	-	-	307,998,020 [b]	51.91	Malaysia
Amanvest	8,297,194	1.40	299,529,946 [i]	50.48	Malaysia
Mirzan bin Mahathir	-	-	299,529,946 [j]	50.48	Malaysian
Peringkat Prestasi (M) Sdn Bhd	-	-	299,529,946 [k]	50.48	Malaysia
Umatrac	296,797,060	50.02	2,732,886 [l]	0.46	Malaysia
LTAT	17,360,993	2.93	299,983,946 [m]	50.56	Malaysia
Timuriang	-	-	299,529,946 [n]	50.48	Malaysia
ACB (*)	1,002,783	0.17	298,527,163 [o]	50.31	Malaysia
LCB	756	@	299,529,190 [p]	50.48	Malaysia

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Horizon Towers (Direct - Nil; Indirect - 100%), Lancaster (Direct - 60%; Indirect - Nil), LHSB (Direct - Nil; Indirect - 80%), Tirta (Direct - Nil; Indirect - 79%), WCSB (Direct - 99.99%; Indirect - 0.01%), Araniaga (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), LHPL (Direct - Nil; Indirect - 58.80%), LMSB (Direct - Nil; Indirect - 100%), LDP (Direct - 49%; Indirect - 1%), JJSB (Direct - Nil; Indirect - 100%), Bayview (Direct - Nil; Indirect - 100%), Trillionvest Sdn. Bhd. (Direct - 99.99%; Indirect - Nil), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 0.01%; Indirect - 59.61%), ACB (Direct - Nil; Indirect - 36.97%), LCB (Direct - 0.10%; Indirect - 57.32%), Ceemax (Direct - Nil; Indirect - 100%) and Konming (Direct - Nil; Indirect - 100%)*

b. *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Horizon Towers (Direct - Nil; Indirect - 100%), LHSB (Direct - 19.17%; Indirect - Nil), Tirta (Direct - Nil; Indirect - 67.04%), Araniaga (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), LMSB (Direct - Nil; Indirect - 100%), LDP (Direct - 20%; Indirect - Nil), JJSB (Direct - Nil; Indirect - 100%), Bayview (Direct - Nil; Indirect - 100%), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - Nil; Indirect - 59.54%), ACB (Direct - Nil; Indirect - 35.56%), LCB (Direct - Nil; Indirect - 34.42%) and Konming (Direct - Nil; Indirect - 100%)*

c *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Horizon Towers (Direct - Nil; Indirect - 100%), LHSB (Direct - 0.83%; Indirect - 19.17%), Tirta (Direct - Nil; Indirect - 70.64%), Araniaga (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), LMSB (Direct - Nil; Indirect - 100%), LDP (Direct - Nil; Indirect - 20%), JJSB (Direct - Nil; Indirect - 100%), Bayview (Direct - Nil; Indirect - 100%), Sin Seng (Direct - 20%; Indirect - Nil), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 0.14%; Indirect - 59.54%), ACB (Direct - 0.03%; Indirect - 35.70%), LCB (Direct - 0.15%; Indirect - 35.40%), Konming (Direct - Nil; Indirect - 100%) and 175,000 Options granted pursuant to the LLB ESOS. However, DAC's shareholding in% terms excludes Options which have yet to be exercised*

d *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), LHSB (Direct - 20%; Indirect - Nil), Tirta (Direct - Nil; Indirect - 67.04%), Araniaga (Direct - Nil; Indirect - 51%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), JJSB (Direct - Nil; Indirect - 100%), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - Nil; Indirect - 59.54%), ACB (Direct - 0.75%; Indirect - 35.36%), LCB (Direct - Nil; Indirect - 32.56%) and Konming (Direct - Nil; Indirect - 100%)*

INFORMATION ON LLB

e *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), LHSB (Direct - 20%; Indirect - Nil), Tirta (Direct - Nil; Indirect - 67.04%), Araniaga (Direct - Nil; Indirect - 51%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), JJSB (Direct - Nil; Indirect - 100%), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - Nil; Indirect - 59.54%), ACB (Direct - Nil; Indirect - 35.56%), LCB (Direct - Nil; Indirect - 32.56%) and Konming (Direct - Nil; Indirect - 100%)*

f *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), LHSB (Direct - 40%; Indirect - 20%), Tirta (Direct - Nil; Indirect - 67.04%), Araniaga (Direct - Nil; Indirect - 51%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), JJSB (Direct - Nil; Indirect - 100%), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 0.06%; Indirect - 59.54%), ACB (Direct - 0.60%; Indirect - 35.36%), LCB (Direct - Nil; Indirect - 32.56%) and Konming (Direct - Nil; Indirect - 100%)*

g *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Tirta (Direct - Nil; Indirect - 67.04%), Araniaga (Direct - 51%; Indirect - Nil), Teck Bee Mining (Direct – 90.29%; Indirect – Nil), JJSB (Direct – 100%; Indirect - Nil), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 0.002%; Indirect - 59.53%), ACB (Direct - 0.001%; Indirect - 35.36%), LCB (Direct - 8.66%; Indirect – 23.90%) and Konming (Direct - Nil; Indirect - 100%)*

h *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - 100%; Indirect - Nil), Tirta (Direct - 51.31%; Indirect - 15.64%), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - Nil; Indirect - 59.53%), ACB (Direct - 0.05%; Indirect - 35.29%), LCB (Direct - Nil; Indirect – 23.90%) and Konming (Direct - Nil; Indirect - 100%)*

i *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 0.15%; Indirect - 58%), ACB (Direct - 1.03%; Indirect - 29.80%), LCB (Direct – 23.90%; Indirect - Nil) and Konming (Direct - Nil; Indirect - 100%)*

j *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - Nil; Indirect - 58%), ACB (Direct - Nil; Indirect - 29.37%), LCB (Direct - Nil; Indirect - 15.80%) and Konming (Direct - Nil; Indirect - 100%)*

k *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - Nil; Indirect - 58%), ACB (Direct - Nil; Indirect - 29.37%), LCB (Direct - 15.80%; Indirect - Nil) and Konming (Direct - Nil; Indirect - 100%)*

l *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct - 57.99%; Indirect - 0.01%), ACB (Direct - Nil; Indirect - 29.36%), LCB (Direct - 19.01%; Indirect - Nil) and Konming (Direct - Nil; Indirect - 100%)*

m *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 4.22%; Indirect - 58%), ACB (Direct - 21%; Indirect - Nil), LCB (Direct - Nil; Indirect - 20.19%), Affin-ACF Finance Berhad (Direct - Nil; Indirect - 100%) and Konming (Direct - Nil; Indirect - 100%)*

n *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - 100%; Indirect - Nil), AMB (Direct - Nil; Indirect - 58%), ACB (Direct - Nil; Indirect - 29.36%), LCB (Direct - Nil; Indirect - 19.79%) and Konming (Direct - Nil; Indirect - 100%)*

o *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - Nil; Indirect - 58%), LCB (Direct - Nil; Indirect - 20.19%) and Konming (Direct - Nil; Indirect - 100%)*

p *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 0.01%; Indirect - 57.99%), ACB (Direct - 19.35%; Indirect - 10.01%) and Konming (Direct - Nil; Indirect - 100%)*

@ *Negligible*

* *The shareholding held by ACB include shares which have been pledged to certain Scheme Creditors under the Proposed GWRS. As such, the shareholding may change if the said Scheme Creditors dispose of the LLB Shares pledged to them*

4. BOARD OF DIRECTORS

The Board of Directors of LLB and their respective shareholdings in LLB as at 25 November 2002 are as follows:

	<------------------Shareholding	--------------	-------------->			
Name	Direct	%	Indirect	%	Designation	Nationality
Tan Sri Dato' Musa bin Hitam	-	-	-	-	Chairman	Malaysian
DAC	591,586	0.10	329,330,407 [a]	55.47	Managing Director	Singaporean
Tan Sri Datuk Asmat bin Kamaludin	-	-	-	-	Director	Malaysian
Dato' Dr Mohd Shahari Ahmad Jabar	-	-	-	-	Director	Malaysian
Dato' Kamaruddin @ Abas bin Nordin	2,000	@	79,000 [b]	*	Director	Malaysian
Cheng Yong Liang	63,840	0.01	-	-	Director	Singaporean
Heah Sieu Lay	-	-	-	-	Director	Malaysian

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Horizon Towers (Direct - Nil; Indirect - 100%), LHSB (Direct - 0.83%; Indirect - 19.17%), Tirta (Direct - Nil; Indirect - 70.64%), Araniaga (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), LMSB (Direct - Nil; Indirect - 100%), LDP (Direct - Nil; Indirect - 20%), JJSB (Direct - Nil; Indirect - 100%), Bayview (Direct - Nil; Indirect - 100%), Sin Seng (Direct - 20%; Indirect - Nil), Umatrac (Direct - Nil; Indirect - 100%), AMB (Direct - 0.14%; Indirect - 59.54%), ACB (Direct - 0.03%; Indirect - 35.70%), LCB (Direct - 0.15%; Indirect - 35.40%), Konming (Direct - Nil; Indirect - 100%) and 175,000 Options granted pursuant to the LLB ESOS. However, DAC's shareholding in % terms excludes Options which have yet to be exercised*

b *Options granted pursuant to the LLB ESOS which have yet to be exercised*

@ *Negligible*

* *Dato' Kamaruddin @ Abas bin Nordin's shareholding in % terms excludes Options which have yet to be exercised*

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary companies of LLB as at 25 November 2002 are set out below:

Name of company	Date and place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Amble Legacy Sdn Bhd	30.08.1995 Malaysia	RM2,550,000	100	Investment holding
Crest Wonder Sdn Bhd	06.09.1995 Malaysia	RM10,225,250	100	Investment holding

INFORMATION ON LLB

Name of company	Date and place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Lion Courts Sdn Bhd	14.03.1985 Malaysia	RM10,000,000	100	Property development
Lion Klang Parade Bhd	18.04.1975 Malaysia	RM5,466,540	100	Property holding and development
Lion Motor Venture Sdn Bhd	27.11.1982 Malaysia	RM2	100	Investment holding
Lion Plaza	14.06.1963 Malaysia	RM3,418,860	100	Property development
LLB Enterprise Sdn Bhd	11.05.1964 Malaysia	RM1,000,000	69	Dormant
LLB Harta (L) Limited	23.04.2002 Malaysia	USD1	100	Treasury business
LLB Harta (M) Sdn Bhd *(formerly known as Rhu Pinang Sdn Bhd)*	20.03.2002 Malaysia	RM2	100	Managing of debts novated from LLB and certain of its subsidiaries pursuant to a debt restructuring exercise undertaken by LLB and certain of its subsidiaries
LLB Nominees Sdn Bhd	27.03.1981 Malaysia	RM38,080,000	100	Investment holding
LLB Strategic Holdings Berhad	27.12.1968 Malaysia	RM4,500,000	90	Investment holding
LLB Steel Industries Sdn Bhd	17.04.1989 Malaysia	RM2	100	Investment holding
LLB Venture Sdn Bhd	06.02.1986 Malaysia	RM100	100	Dormant
Malim Courts Property Development Sdn Bhd	21.06.1972 Malaysia	RM175,661,151	100	Property development and investment holding
Matrix Control Sdn Bhd	02.08.1995 Malaysia	RM4,207,500	100	Investment holding
Mcken Sdn Bhd	09.01.1980 Malaysia	RM500,850	100	Property development
Slag Aggregate Sdn Bhd	27.01.1983 Malaysia	RM2	100	Dormant
Sucorp Enterprise Sdn Bhd	15.11.1975 Malaysia	RM14,850,662	100	Investment holding
Trial Jubilant Sdn Bhd	07.08.1995 Malaysia	RM2,550,000	100	Investment holding

INFORMATION ON LLB

Name of company	Date and place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Subsidiary company of Lion Motor Venture Sdn Bhd				
Tianjin Hua Shi Auto Meter Co Ltd	19.12.1995 PRC	Rmb160,320,000	56.4	Manufacture of meters for motor vehicles and after sale services
Subsidiary companies of LLB Nominees Sdn Bhd				
Hebei Weiyuan Heilen Bio-Chemical Co Ltd	08.07.1996 PRC	Rmb34,880,000	55	Manufacture of industrial chemicals and related products
Holdsworth Investment Pte Ltd	14.10.1992 Singapore	SGD4,500,000	70	Investment holding
Huangshi Heilen Pharmaceutical Co Ltd (Under liquidation)	20.08.1993 PRC	Rmb75,693,400	60	Ceased operation
Lion Biotech Pte Ltd	14.10.1992 Singapore	SGD1,000,000	51	Investment holding
Shanghai Lion Plastic Industrial Co Ltd	01.07.1993 PRC	USD4,100,000	90	Manufacture and marketing of plastic components and related products
Subsidiary companies of LLB Steel Industries Sdn Bhd				
Amarod Corporation Sdn Bhd	17.04.1989 Malaysia	RM2	100	Dormant
Amsteel Mills Marketing Sdn Bhd	05.07.1990 Malaysia	RM10,000	100	Marketing and sale of steel related products
Amsteel Mills Realty Sdn Bhd	02.06.1990 Malaysia	RM3,083,985	100	Investment holding
AMSB	04.10.1980 Malaysia	RM671,900,000	100	Manufacture and marketing of steel bars, wire rods and HBI
Antara Steel Mills Sdn Bhd	15.07.1975 Malaysia	RM218,010,000	100	Manufacture of steel and related products
Steelcorp Sdn Bhd	09.09.1985 Malaysia	RM100,000	99	Investment holding
Subsidiary company of LLB Strategic Holdings Sdn Bhd				
Sepang Education Centre Sdn Bhd	08.07.1992 Malaysia	RM5,000,000	100	Commercial college for higher education

INFORMATION ON LLB

Name of company	Date and place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Subsidiary companies of Malim Courts Property Development Sdn Bhd				
Batu Pahat Enterprise Sdn Bhd	27.10.1964 Malaysia	RM841,000	100	Property holding
Berkat Timor Sdn Bhd	06.03.1978 Malaysia	RM801,000	100	Property development
Citibaru Sendirian Berhad	18.02.1978 Malaysia	RM2,000,000	100	Property development
JOPP Builders Sdn Bhd	30.12.1965 Malaysia	RM10,587,353	100	Contractor for construction and civil engineering works
LLB Bina Sdn Bhd	21.06.1982 Malaysia	RM2,000,000	100	Property development
LLB Damai Sdn Bhd	02.06.1973 Malaysia	RM5,500,000	100	Property development
LLB Damai Holdings Sdn Bhd	08.10.1983 Malaysia	RM5,500,000	87.7	Investment holding and management
LLB Indah Permai Sdn Bhd	20.07.1973 Malaysia	RM59,112,500	100	Property development
LLB Suria Sdn Bhd	27.09.1973 Malaysia	RM5,000,000	100	Investment holding
Malim Jaya (Melaka) Sdn Bhd	27.12.1975 Malaysia	RM8,751,000	100	Property development
Marvenel Sdn Bhd	05.04.1988 Malaysia	RM100	70	Investment holding
PM Holdings Sdn Bhd	26.01.1979 Malaysia	RM27,000,002	100	Investment holding and property development
Projek Jaya Sdn Bhd	22.08.1979 Malaysia	RM501,856	100	Investment holding
Seri Lalang Development Sdn Bhd	20.06.1978 Malaysia	RM345,000	100	Provision of management consultancy services
Sharikat Pengangkutan East West Sdn Bhd	06.12.1974 Malaysia	RM255,000	100	Provision of management consultancy services
Soga Sdn Bhd	17.03.1975 Malaysia	RM4,611,894	94	Property development
Sumber Realty Sdn Bhd	08.12.1978 Malaysia	RM5,050,725	100	Property development and investment holding
Syarikat Pekan Baru Kemajuan Berhad	25.01.1977 Malaysia	RM3,596,441	100	Property development

INFORMATION ON LLB

Name of company	Date and place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Subsidiary company of Matrix Control Sdn Bhd				
Beijing Trostel Property Development Co Ltd	02.07.1994 PRC	USD7,000,000	95	Property development
Subsidiary company of Sucorp Enterprise Sdn Bhd				
Kisan Agency Sdn Bhd	01.06.1976 Malaysia	RM60,000	100	Dormant
Subsidiary company of Trial Jubilant Sdn Bhd				
Tianjin Baden Real Estate Development Co Ltd	18.08.1994 PRC	USD5,000,000	95	Property development

The associated companies of LLB as at 25 November 2002 are as follows:

Name of company	Date/Place of incorporation	Issued & fully paid-up share capital	Equity interest %	Principal activities
Avenel	12.06.1984 Malaysia	RM100,000,000	25	Investment holding
LLB Courts Sdn Bhd	20.09.1973 Malaysia	RM130,100	48.5	Investment and property holding
Associated company of Crest Wonder Sdn Bhd				
Wuhan Wushang & Parkson Enterprise Development Co Ltd	28.12.1993 PRC	USD15,000,000	50	Mixed commercial property development cum cash and carry retail business
Associated companies of LLB Steel Industries Sdn Bhd				
Angkasa Welded Mesh Pte Ltd	07.08.1996 Singapore	SGD100,000	49	Dormant
CH-Lion Reinforcing Steel Sdn Bhd	15.06.1999 Malaysia	RM10,000,000	20	Cutting and bending steel bars for sale
Associated company of Lion Motor Venture Sdn Bhd				
Changchun Sanjia Carburettor Co Ltd	13.02.1996 PRC	Rmb120,000,000	50	Manufacture of carburettors

INFORMATION ON LLB

Name of company	Date/Place of incorporation	Issued & fully paid-up share capital	Equity interest %	Principal activities
Associated companies of LLB Nominees Sdn Bhd				
Hubei Zenith Heilen Pharmaceutical Co Ltd	29.12.1995 PRC	USD21,560,000	25	Manufacture and sale of pharmaceutical products
Lion Asia Investment Pte Ltd	06.09.1990 Singapore	SGD33,000,000	20	Investment holding
Parkson Venture Pte Ltd	26.05.1993 Singapore	SGD14,800,000	20	Investment holding
Associated company of LLB Suria Sdn Bhd				
Tianjin Huali Motor Co Ltd	20.03.1995 PRC	Rmb500,000,000	25	Manufacture of commercial vehicles
Associated companies of Malim Courts Property Development Sdn Bhd				
Kamiya Corporation Sdn Bhd	28.07.1984 Malaysia	RM50,000	27.5	Dormant
Sereka Jaya Sdn Bhd	20.01.1997 Malaysia	RM1,040,000	50	Dormant
Teck Chiang Investment Pte Ltd	12.11.1994 Singapore	SGD2	50	Dormant

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of LLB for the five FYE 30 June 2002 and the announced unaudited consolidated results for the quarter ended 30 September 2002 are summarised as follows:

	<------ Audited				------>	Unaudited
FYE 30 June	**1998**	**1999**	**2000**	**2001**	**2002**	**quarter ended 30.09.02**
	RM'000	**RM'000**	**RM'000**	**RM'000**	**RM'000**	**RM'000**
Turnover	1,701,362	1,020,419	1,062,750	938,386	1,459,299	392,342
LBT	(33,600)	(63,047)	(97,095)	(470,445)	(195,824)	(9,637)
Taxation	(6,854)	3,498	(18,063)	(3,054)	(6,458)	(1,447)
LAT	(40,454)	(59,549)	(115,158)	(473,499)	(202,282)	(11,084)
MI	10,763	5,759	14,296	5,193	10,515	454
LAT and MI	(29,691)	(53,790)	(100,862)	(468,306)	(191,767)	(10,630)
Shareholders' funds	1,523,218	1,457,544	1,306,485	836,938	643,643	633,335
Total borrowings	2,114,863	2,049,598	2,030,251	2,012,776	2,003,012	2,018,514
Weighted average number of shares in issue ('000)	593,275	593,275	593,373	593,380	593,380	593,380
Net LPS (sen)	(5.0)	(9.1)	(17.0)	(78.9)	(32.3)	(7.2)*
Gross dividend per share (%)	0.5	0.1	0.1	0.1	0.1	-

Notes:

* *Annualised.*

1. *There were no extraordinary items reported for the financial years and financial period under review.*

2. *In the FYE 30 June 1999, the LLB Group experienced the full impact of the region's financial and economic crisis. The LLB Group suffered a sharp contraction in domestic demand for steel brought about by the plunge in construction activities and the sharp contraction in the property development sector. In tandem with the slowdown in the property and construction sector, the LLB Group's property and construction division registered a lower turnover of RM196 million for the FYE 1999 as opposed to RM516 million for the FYE 1998. Further, the steel operation division also suffered a reduction in turnover to RM763 million from RM1,088 million. A net foreign exchange loss of RM43 million coupled with higher share of losses in associated companies of RM35 million has resulted in a higher pre-tax loss suffered by the LLB Group.*

3. *In the FYE 30 June 2000, after accounting for a non-recurring write down of assets upon cessation of the LLB Group's pharmaceutical operations in PRC of RM56 million and full amortisation of foreign exchange losses of RM76 million, a LBT of RM97 million was recorded as opposed to a LBT of RM63 million recorded in the FYE 30 June 1999.*

4. *In the FYE 30 June 2001, a one-off provision for doubtful debts and loss in value of investments amounting to RM404 million was made in the accounts pursuant to the Proposed GWRS, which resulted in a LAT and MI of RM468 million.*

5. *For FYE 30 June 2002, the Group achieved a lower LBT from better performance recorded by the steel division. Pursuant to the Proposed GWRS, the LLB Group made additional provision for doubtful debts and loss in value of investment amounting to RM155 million.*

6. *For the quarter ended 30 September 2002, the Group recorded a better performance due mainly to the absence of the provision made pursuant to the Proposed GWRS (FYE 30 June 2002; to RM155 million).*

7. *Taxation was provided for all the FYEs except FYE 30 June 1999 despite losses incurred due mainly to certain expenses which are not tax deductible and losses of certain subsidiary companies which cannot be offset with profits of the other subsidiary companies within the Group for tax purpose. The tax credit received in FYE 30 June 1999 was due to recovery of tax deducted at source on dividend income from subsidiary companies.*

7. HISTORICAL SHARE PRICE

The monthly highest and lowest market prices of LLB Shares for the 12 months to December 2002 as traded on the KLSE are as follows:

	High RM	Low RM
2002		
January	0.335	0.275
February	0.290	0.260
March	0.290	0.200
April	0.425	0.260
May	0.380	0.275
June	0.300	0.270
July	0.330	0.270
August	0.390	0.285
September	0.415	0.325
October	0.360	0.315
November	0.395	0.340
December	0.385	0.350

The latest transacted price of LLB Shares on 25 March 2002, being the last Market Day immediately preceding the date of announcement of the revised Proposed GWRS	RM0.250
The latest transacted price of LLB Shares on 2 January 2003 (the latest practicable date prior to the despatch of this Circular)	RM0.355

(Source: Bloomberg)

8. AUDITED FINANCIAL STATEMENTS OF THE LLB GROUP

The audited financial statements of LLB for the FYE 30 June 2002 together with the Auditor's report is available for inspection at the Registered Office of LLB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, from the date of this Circular up to and including the date of the EGM.

Shareholders who wish to obtain a copy of the financial statements may forward your request in writing via ordinary post, fascimile or e-mail to the address and/or numbers below:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

Contact Person	: Chan Poh Lan
Telephone Number	: 03 2162 2155
Fax Number	: 03 2162 3448
Email Address	: gwrsacb@lion.com.my

in which case a copy of the financial statements of LLB will be sent to you at your specified mailing address by ordinary post without any fees or charges. Alternatively, shareholders may collect in person a copy of the financial statements from the Company's Registered Office at the address set out above.

INFORMATION ON CPB

1. HISTORY AND BUSINESS

CPB was incorporated as a private limited company in Malaysia on 24 March 1970 under the name of Chocolate Products (Malaysia) Sdn Berhad and assumed its current name on 22 December 1981. CPB was listed on the Main Board of the KLSE on 11 February 1982. CPB is an investment holding company. Its subsidiaries are principally involved in property management and beer brewing in PRC ("China Breweries"). The China Breweries are located in 5 provinces in PRC, namely Hubei, Hunan, Shandong, Jiangsu and Zhejiang, and are held through two wholly-owned subsidiary companies of CPB namely DEbier Sdn Bhd and Consitrade (M) Sdn Bhd. Some of the brand names of the beer manufactured by the China Breweries are Double Deer, Baisha, Jinlongquan, Jinlongwang, Lulansha, Weissen etc.

Further information on the China Breweries are as follows:

Company	**Hubei Lion Brewery Co Ltd and Hubei Jinlongquan Brewery Co Ltd**	**Hunan DEbier Brewery Co Ltd**	**Jiangsu DEbier Brewery Co Ltd**	**Ningbo Lion Brewery Co Ltd**
1) Location	Jingmen, Hubei Province, PRC	Changsa, Hunan Province, PRC	Taizhou, Jiangsu Province, PRC	Ningbo, Zhejiang Province, PRC
Size of plants				
- Land area	312,702 m^2	104,320 m^2	177,730 m^2	107,920 m^2
- Factory build-up	295,802 m^2	Approx. 30,000 m^2	44,166m^2	35,321 m^2
2) Number of lines and shifts	7 bottling lines and 1 canning line.	3 bottling lines and 1 canning line.	3 bottling lines and 1 canning line.	4 bottling lines and 1 canning line.
	2 shifts during summer. There is no production during winter unless there is market demand.	2 shifts during summer. There is no production during winter unless there is market demand.	2 shifts during summer. There is no production during winter unless there is market demand.	2 shifts during summer. There is no production during winter unless there is market demand.
3) Current utilisation (as at 25.11.02)	53%	62%	57%	70%
Maximum production capacity as at 25.11.02 (including leased breweries)	712,000 MT	150,000 MT	115,000 MT	230,000 MT
4) Established market for products and raw materials	Concentrated in Hubei Province	Concentrated in Changsha Municipality and Hunan Province	Concentrated in Taizhou and Yangzhou Municipalities	Concentrated in Ningbo Municipality
	The main raw materials are malts, hops, water and rice.	The main raw materials are malts, hops, water and rice.	The main raw materials are malts, hops, water and rice.	The main raw materials are malts, hops, water and rice.
	Malts – Approx. 30% is imported from Australia. Hops – Approx. 30% is imported from New Zealand and the US.	Malts – Approx. 30% is imported from Australia. Hops - Approx. 30% is imported from New Zealand and the US.	Malts - Approx. 30% is imported from Australia. Hops - Approx. 30% is imported from New Zealand and the US.	Malts - Approx. 70% is imported from Australia.
5) % of sales broken down into domestic and foreign (as at 25.11.02)	100% domestic sales	100% domestic sales	100% domestic sales	100% domestic sales
6) Number of employees as at 25.11.02 (including leased breweries)	4,748	1,042	928	1,300

Note : peak season production

INFORMATION ON CPB

		Pingyang Lion Beer Co Ltd	Lion Brewery Group Co Ltd	ZhuZhou DEbier Brewery Co Ltd	Shandong DEbier Brewery Co Ltd
1)	Location	Angyang County, Zhejiang Province, PRC	Wenzhou, Zhejiang Province, PRC	Zhuzhou, Hunan Province, PRC	Zibo, Shandong Province, PRC
	Size of plants				
	- Land area	43,336 m^2	65,920 m^2	44,533 m^2	31,237 m^2
	- Factory build-up	Approx. 10,000 m^2	33,990 m^2	24,682 m^2	Approx. 14,000 m^2
2)	Number of lines and shifts	1 bottling line.	4 bottling lines and 1 canning line.	1 bottling line.	3 bottling lines.
		2 shifts during summer. There is no production during winter unless there is market demand.	2 shifts during summer. There is no production during winter unless there is market demand.	1 shift during summer. There is no production during winter unless there is market demand.	2.5 shifts during summer. There is no production during winter unless there is market demand.
3)	Current utilisation (as at 25.11.02)	100%	80%	18%	52%
	Maximum production capacity as at 25.11.02 (including leased breweries)	50,000 MT	250,000 MT	45,000 MT	140,000 MT
4)	Established market for products and raw materials	Concentrated in Ping Yang district, southern region of Zhejiang Province	Concentrated in Wenzhou Municipality	Concentrated in Zhuzhou Municipality	Concentrated within 300km from Yiyuan town, Zibo Municipality
		The main raw materials are malts, hops, water and rice.	The main raw materials are malts, hops, water and rice.	The main raw materials are malts, hops, water and rice.	The main raw materials are malts, hops, water and rice.
		Malts - approx. 30% to 35% is imported from Australia.	Malts - approx. 30% - 35% is imported from Australia.	Malts - approx. 30% - 35% is imported from Australia. Hops - approx. 30% is imported from New Zealand and the US.	Malts - approx. 30% is imported from Australia. Hops - approx. 30% is imported from New Zealand and the US.
5)	% of sales broken down domestic and foreign, and the countries exported to (as at 25.11.02)	100% domestic sales	100% domestic sales	99.94% domestic sales and 0.06% is exported to France	100% domestic sales
6)	Number of employees as at 25.11.02 (including leased breweries)	300	987	216	1,305
	Note : peak season production				

Note:-

1. *"Approx" denotes approximately.*

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of CPB are as follows:

	No. of ordinary shares	Par Value (RM)	Total (RM)
Authorised	1,000,000,000	0.50	500,000,000
Issued and fully paid-up	348,403,501	0.50	174,201,750.50

Details of the changes in CPB's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of Allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
24.03.1970	2	1.00	Subscribers' shares	2
15.10.1971	1,999,998	1.00	Cash	2,000,000
10.01.1972	500,000	1.00	Cash	2,500,000
08.12.1972	2,500,000	1.00	Cash	5,000,000
01.06.1974	500,000	1.00	Bonus Issue of 1 for 10	5,500,000
24.12.1981	2,200,000	1.00	Bonus Issue of 2 for 5	7,700,000
20.01.1982	3,300,000	1.00	Public Issue at RM1.20 per share	11,000,000
16.05.1984	5,000,000	1.00	Issued for the acquisition of The Grand Finale Sdn Bhd (now known as CP Properties Sdn Bhd) at an issue price of RM2.40 per share	16,000,000
16.05.1984	1,862,000	1.00	Special Issue to Bumiputera at par	17,862,000
10.10.1984	17,862,000	0.50	Bonus Issue of 1 for 2	26,793,000
24.10.1984	35,724,000	0.50	Rights Issue of 1 for 1 at par	44,655,000
29.04.1994	22,327,500	0.50	Rights issue of 1 for 4 at RM1.60 per share	55,818,750
15.09.1995	171,765,001	0.50	Issued for the acquisition of shares in Lion Subang Parade Sdn Bhd, Lion Mahkota Parade Sdn Bhd and Megavest Sdn Bhd at RM1.80 per share	141,701,250.50
17.11.1995	65,000,000	0.50	Exercise of rights to allotment of shares at RM1.80 per share by Ambang Jaya	174,201,250.50
20.11.1995	1,000	0.50	Issued pursuant to ESOS at RM1.99 per share	174,201,750.50

3. Substantial Shareholders

According to the Register of Substantial Shareholders, the substantial shareholders of CPB as at 25 November 2002 are as follows:

	<-----Shareholding-----			----->	
Name of substantial shareholder	**Direct**	**%**	**Indirect**	**%**	**Place of incorporation /Nationality**
LTAT	13,200,771	3.79	220,555,945 [a]	63.30	Malaysia
DAC	-	-	232,016,501 [b]	66.59	Singaporean
TSWC	-	-	232,016,501 [c]	66.59	Malaysian
WCSB	-	-	222,489,945 [d]	63.86	Malaysia
Lancaster	-	-	222,489,945 [e]	63.86	Hong Kong SAR
Utara Enterprise	-	-	222,489,945 [f]	63.86	Malaysia
LRPL	-	-	232,016,501 [g]	66.59	Singapore
LHSB	1,934,000	0.56	220,555,945 [h]	63.30	Malaysia
Happyvest	-	-	220,555,945 [i]	63.30	Malaysia
Amanvest	-	-	220,555,945 [j]	63.30	Malaysia
LCB	13,283,000	3.81	207,272,945 [k]	59.49	Malaysia
Mirzan bin Mahathir	-	-	220,555,945 [l]	63.30	Malaysian
Peringkat Prestasi (M) Sdn Bhd	-	-	220,555,945 [m]	63.30	Malaysia
ACB	518,222	0.15	220,037,723 [n]	63.15	Malaysia
Timuriang	-	-	220,555,945 [o]	63.30	Malaysia
Umatrac	6,704,000	1.92	213,851,945 [p]	61.38	Malaysia
LDP	1,097,889	0.31	103,921,223 [q]	29.83	Malaysia
AKR	95,492,556	27.41	-	-	Malaysia
Horizon Towers	-	-	95,492,556 [r]	27.41	Malaysia
Ambang Jaya	73,501,000	21.10	-	-	Malaysia
Parkson	30,993,667	8.90	-	-	Malaysia
Datuk Lim Kheng Kim	28,695,945	8.24	-	-	Malaysian

Notes:
(Direct; Indirect) - represents the direct and indirect interest held

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-Nil; Indirect-20.19%), ACB (Direct-21%; Indirect-Nil), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-4.22%; Indirect-58%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

INFORMATION ON CPB

(b) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-0.83%; Indirect-19.17%), LDP (Direct-Nil; Indirect-20%), Narajaya (Direct-Nil; Indirect-100%), AKR (Direct-Nil; Indirect-100%), LCB (Direct-0.15%; Indirect-35.40%), ACB (Direct-0.03%; Indirect-35.70%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.14%; Indirect-59.54%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(c) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-Nil; Indirect-80%), LDP (Direct-49%; Indirect-1%), Narajaya (Direct-Nil; Indirect-100%), AKR (Direct-Nil; Indirect-100%), LCB (Direct-0.10%; Indirect-57.32%), ACB (Direct-Nil; Indirect-36.97%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.01%; Indirect-59.61%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(d) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-40%; Indirect-20%), AKR (Direct-Nil; Indirect-70%), LCB (Direct-0.21%; Indirect-32.56%), ACB (Direct-0.60%; Indirect-35.36%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.06%; Indirect-59.54%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(e) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-20%; Indirect-Nil), AKR (Direct-Nil; Indirect-70%), LCB (Direct-Nil; Indirect-32.56%), ACB (Direct-0.75%; Indirect-35.36%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(f) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-20%; Indirect-Nil), AKR (Direct-Nil; Indirect-70%), LCB (Direct-Nil; Indirect-32.56%), ACB (Direct-Nil; Indirect-35.36%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(g) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-19.17%; Indirect-Nil), LDP (Direct-20%; Indirect-Nil), Narajaya (Direct-Nil; Indirect-100%), AKR (Direct-Nil; Indirect-100%), LCB (Direct-Nil; Indirect-34.42%), ACB (Direct-Nil; Indirect 35.56%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.54%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(h) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-8.66%; Indirect-23.90%), ACB (Direct-0.001%; Indirect-35.36%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.002%; Indirect-59.53%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(i) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-Nil; Indirect-23.90%), ACB (Direct-0.05%; Indirect-35.29%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-59.53%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(j) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-24.21%; Indirect-Nil), ACB (Direct-1.03%; Indirect-29.80%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.15%; Indirect 58%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(k) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), ACB (Direct-19.35%; Indirect-10.01%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.006%; Indirect-57.99%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(l) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-Nil; Indirect-15.80%), ACB (Direct-Nil; Indirect-29.37%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(m) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-15.80%; Indirect-Nil), ACB (Direct-Nil; Indirect-29.37%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(n) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-70%; Indirect-Nil), LCB (Direct-Nil; Indirect-20.19%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-Nil; Indirect-58%), Ambang Jaya (Direct-100%; Indirect-Nil) and Parkson (Direct-Nil; Indirect-100%)*

(o) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-Nil; Indirect-19.79%), ACB (Direct-Nil; Indirect-29.37%), Umatrac (Direct-100%; Indirect-Nil), AMB (Direct-Nil; Indirect-58%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-100%; Indirect-Nil)*

(p) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-70%), LCB (Direct-19.01%; Indirect-Nil), ACB (Direct-Nil; Indirect-29.37%), AMB (Direct-57.99%; Indirect-0.006%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

(q) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-Nil; Indirect-30%) and Narajaya (Direct-100%; Indirect-Nil)*

(r) *Deemed interested by virtue of Section 6A of the Cos Act held via AKR (Direct-30%; Indirect-Nil)*

INFORMATION ON CPB

The substantial shareholders of CPB after the Proposed GWRS are as follows:

	<------Shareholding------>			
Name of substantial shareholder	**Direct**	**%**	**Indirect**	**%**
LTAT *	13,200,771	3.79	-	-
DAC	-	-	232,016,501 [a]	66.59
TSWC	-	-	232,016,501 [b]	66.59
WCSB	-	-	1,934,000 [c]	0.56
Lancaster	-	-	1,934,000 [d]	0.56
Utara Enterprise	-	-	1,934,000 [e]	0.56
LRPL	-	-	232,016,501 [f]	66.59
Datuk Lim Kheng Kim	28,695,945	8.24	-	-
LHSB *	1,934,000	0.56	-	-
LCB	13,283,000	3.81	207,272,945 [g]	59.49
LDP	1,097,889	0.31	228,984,612 [h]	65.72
Horizon Towers	-	-	220,555,945 [i]	63.30
AMSB	149,190,800	42.82	-	-
LLB	58,018,645	16.65	149,190,800 [j]	42.82
LLB Steel Industries Sdn Bhd	-	-	149,190,800 [k]	42.82
Steelcorp Sdn Bhd	-	-	149,190,800 [l]	42.82

* *Ceased to be substantial shareholders after the Proposed GWRS.*

Notes:
(Direct; Indirect) - represents the direct and indirect interest held

(a) Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-0.83%; Indirect-19.17%), LDP (Direct-Nil; Indirect-20%), Narajaya (Direct-Nil; Indirect-100%), LCB (Direct-0.02%; Indirect - 47.60%), AMB (Direct-0.53%; Indirect-47.66%), LLB (Direct – 0.07%; Indirect-43.34%) and AMSB (Direct – 0.07%; Indirect - 43.34%)

(b) Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-Nil; Indirect-80%), LDP (Direct-49%; Indirect-1%), Narajaya (Direct-Nil; Indirect-100%), LCB (Direct-0.01%; Indirect-48.73%), AMB (Direct - 0.002%; Indirect – 47.89%), LLB (Direct-Nil; Indirect - 44.08%) and AMSB (Direct-Nil; Indirect - 44.08%)

(c) Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-40%; Indirect-20%)

(d) Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-20%; Indirect-Nil)

(e) Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-20%; Indirect-Nil)

(f) Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-19.17%; Indirect-Nil), LDP (Direct-20%; Indirect-Nil), Narajaya (Direct-Nil; Indirect-100%), LCB (Direct-Nil; Indirect-34.42%), AMB (Direct-Nil; Indirect – 47.64%), LLB (Direct-Nil; Indirect-43.33%) and AMSB (Direct-Nil; Indirect-43.33%)

(g) Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct - Nil; Indirect - 37.93%), LLB (Direct- 41.46%; Indirect- 0.15%) and AMSB (Direct- 41.46%; Indirect- 0.15%)

(h) *Deemed interested by virtue of Section 6A of the Cos Act held via Narajaya (Direct-100%; Indirect-Nil), LCB (Direct – 0.28%; 40.52%), AMB (Direct – Nil; Indirect – 37.97%), LLB (Direct – 0.033%; Indirect – 42.07%) and AMSB (Direct – Nil; Indirect – 42.10%)*

(i) *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct-0.04%, Indirect-37.93%); LCB (Direct-40.01%, Indirect-Nil); LLB (Direct-0.018%; Indirect-41.61%, AMSB (Direct-Nil; Indirect-41.63%)*

(j) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct-Nil; Indirect-100%)*

(k) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct-Nil; Indirect-99%)*

(l) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct-100%; Indirect-Nil)*

4. BOARD OF DIRECTORS

The Directors of CPB and their respective shareholdings in CPB as at 25 November 2002 are as follows:

	<------Shareholding------>					
Name	**Direct**	**%**	**Indirect**	**%**	**Designation**	**Nationality**
TSWC	-	-	232,016,501[(a)]	66.59	Chairman	Malaysian
Heah Sieu Lay	-	-	-	-	Managing Director	Malaysian
Dato' Ismail bin Said	-	-	-	-	Director	Malaysian
Cheng Yong Kwang	-	-	-	-	Director	Singaporean
Dato Murad Mohamed Hashim	-	-	-	-	Director	Malaysian
George Leong Chee Fook	-	-	-	-	Director	Malaysian

Note:

(Direct; Indirect) - represents direct and indirect interest held

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct-Nil; Indirect-80%), LDP (Direct-49%; Indirect-1%), Narajaya (Direct-Nil; Indirect-100%), AKR (Direct-Nil; Indirect-100%), LCB (Direct-0.10%; Indirect-57.32%), ACB (Direct-Nil; Indirect-36.97%), Umatrac (Direct-Nil; Indirect-100%), AMB (Direct-0.001%; Indirect-59.61%), Ambang Jaya (Direct-Nil; Indirect-100%) and Parkson (Direct-Nil; Indirect-100%)*

The Proposed GWRS is not expected to have any impact on the Directors' shareholdings in CPB. It is also anticipated that there will not be any change to the composition of the Board of Directors of CPB upon the completion of the Proposed GWRS.

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary companies of CPB as at 25 November 2002 are as follows:

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Chocolate Products Manufacturing Sdn Bhd	03.11.1984 Malaysia	5,002,000	100	Ceased operation
Chocolate Products Trading Sdn Bhd	29.11.1977 Malaysia	730,000	100	Ceased operation

INFORMATION ON CPB

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
CPB Far East Limited	29.12.1989 Hong Kong SAR	HK2	100	Dormant
Chocolate Products (S) Pte Ltd	13.10.1983 Singapore	SGD2,000,000	100	Investment holding
CP Properties Sdn Bhd	23.05.1981 Malaysia	9,868,098	100	Dormant
Force Ten Sdn Bhd	23.05.1981 Malaysia	250,002	100	Dormant
Graimpi Sdn Bhd	21.07.1990 Malaysia	2	100	Investment holding
Le Chocolatier Boutique (M) Sdn Bhd	21.05.1985 Malaysia	2	100	Dormant
Lion Subang Parade Sdn Bhd	27.05.1986 Malaysia	3,008,910	100	Property management
Lion Mahkota Parade Sdn Bhd	28.08.1984 Malaysia	1,004,000	99.99	Property management and operation of food court
Megavest Sdn Bhd	29.05.1986 Malaysia	502,982.15	100	Property and housing development
Urban Resources Sdn Bhd	12.05.1981 Malaysia	1,000,000	100	Property development
Chocolate Investment Pte Ltd	09.01.1993 Singapore	SGD4,500,000	100	Investment holding
Subsidiary of Chocolate Investment Pte Ltd				
Beijing CPB Foodstuff Co Ltd *(formerly known as Beijing Vochelle Foodstuff Co Ltd)*	30.10.1993 PRC	USD4,400,000	70	Ceased operation
Subsidiaries of Lion Subang Parade Sdn Bhd				
Bingkisan Jaya Sdn Bhd	06.12.1984 Malaysia	10,000	100	Dormant
Chocolate Products Management Sdn Bhd	03.05.1984 Malaysia	5,002,000	100	Investment holding and operation of food court
Consitrade (M) Sdn Bhd	04.08.1990 Malaysia	20,135,470.26	100	Investment holding
Grand Tours & Travel Service Sdn Bhd	01.06.1978 Malaysia	125,002	100	Dormant
Hypervest Sdn Bhd	28.05.1986 Malaysia	10,000	100	Dormant

INFORMATION ON CPB

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Indobaru Sdn Bhd	26.05.1986 Malaysia	10,000	100	Dormant
Jatitrade Sdn Bhd	20.09.1986 Malaysia	10,000	100	Dormant
Pattervest Sdn Bhd	13.02.1986 Malaysia	10,000	100	Dormant
Hunan DEbier Brewery Co Ltd	14.12.1995 PRC	Rmb240,000,000	55	Beer brewing
Hubei Lion Brewery Co Ltd	20.12.1995 PRC	USD29,989,990	60	Beer brewing
Hubei Jinlongquan Brewery Co Ltd	20.12.1995 PRC	USD29,980,000	60	Beer brewing
Jinlongquan Brewery (Xiaogan) Co Ltd *(formerly known as Hubei Jinlong Shenshui Brewery Co Ltd)*	27.02.1998 PRC	Rmb18,000,000	55.6	Manufacturing and sales of beer and non-alcoholic drinks
Pingyang Lion Beer Co Ltd	30.03.1996 PRC	USD4,700,000	55	Beer brewing
Shanghai DEbier Management Consulting Co Ltd	18.03.1998 PRC	USD500,000	100	Management consulting services
Shandong DEbier Brewery Co Ltd	31.12.1996 PRC	Rmb60,000,000	60	Beer brewing
Zhu Zhou DEbier Brewery Co Ltd	13.12.1995 PRC	Rmb118,469,927	68.5	Beer brewing and mineral water bottling
Jiangsu DEbier Brewery Co Ltd	22.03.1996 PRC	USD12,045,458	55	Beer brewing
Subsidiaries of Chocolate Products Manufacturing Sdn Bhd				
CPB Investment AG	25.10.1988 Switzerland	CHF100,000	100	Investment holding
CPB Enterprise Sdn Bhd	19.09.1973 Malaysia	3,352,035	100	Ceased operation
United Brands Trading Sdn Bhd	10.05.1984 Malaysia	25,000	100	Dormant
Subsidiaries of Graimpi Sdn Bhd				
DEbier Sdn Bhd	06.02.1986 Malaysia	10,000,000	100	Investment holding

INFORMATION ON CPB

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Gemmo Pte Ltd	22.12.2000 Singapore	SGD100	100	Investment holding
Gesto Pte Ltd	17.1.2001 Singapore	SGD100	100	Dormant
Pavlova Investment Pte Ltd	25.03.1994 Singapore	SGD2	100	Investment holding
Lion Brewing Group Co Ltd	06.01.1995 PRC	USD23,050,000	55	Beer brewing
Wenzhou Double Deer Brewery Research Institute Co Ltd	29.09.2000 PRC	Rmb500,000	100	Providing technical assistance and undertaking research and development work
Wenzhou Double Deer Beer Marketing Co Ltd	15.10.1999 PRC	Rmb2,000,000	100	Sale and marketing of beer and other beverages
Wenzhou Double Deer Corporate Management and Consulting Co Ltd	22.12.2000 PRC	Rmb500,000	100	Provision of consulting services
Wenzhou Double Deer Material Sourcing Co Ltd	29.09.2000 PRC	Rmb500,000	100	Sourcing raw materials for beer brewing, machinery and parts
Zhejiang YanDangShan Lion Brewery Co Ltd	11.08.1999 PRC	Rmb39,560,000	100	Beer brewing

The associated company of CPB as at 25 November 2002 is as follows:

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Ningbo Lion Brewery Co Ltd	12.12.1995 PRC	Rmb240,000,000	44.7	Beer brewing

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of CPB for the five FYE 30 June 2002 and the announced unaudited consolidated results for the quarter ended 30 September 2002 are summarised as follows

FYE 30 June	<--- 1998	1999	Audited 2000	2001	2002 --->	Unaudited quarter ended 30.09.2002
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	675,153	683,468	691,698	614,372	615,031	207,113
(LBT)/ PBT	(32,017)	(10,506)	(39,430)	21,063	6,453	20,297
Taxation	(1,978)	(1,786)	(14,617)	(17,909)	(16,877)	(6,069)
(LAT)/ PAT	(33,995)	(12,292)	(54,047)	3,154	(10,424)	14,228
MI	(12,829)	(4,280)	(11,721)	(6,646)	2,530	(5,956)
(LAT)/PAT and MI	(46,824)	(16,572)	(65,768)	(3,492)	(7,894)	8,272
Shareholders' funds	763,076	636,533	603,256	602,173	512,645	520,917
Total borrowings	665,611	486,959	445,115	432,700	392,018	362,489
Weighted average no. of CPB Shares in issue ('000)	348,404	348,404	348,404	348,404	348,404	348,404
Net (LPS)/EPS (sen)	(13.4)	(4.8)	(18.9)	(1.0)	(2.3)	9.5*
Gross dividend rate (%)	0.5	0.1	0.1	0.1	0.1	-

Notes:

* *Annualised.*

1. *There were no extraordinary items for the financial years and financial period under review.*

2. *For FYE 1999, a lower LBT was recorded due mainly to lower conversion loss of RM14 million (RM53 million in the FYE 1998) and writing down the value of stocks, plant and machinery and debtors of the China Breweries of approximately RM20 million.*

3. *For FYE 2000, the CPB Group recorded a higher LBT due mainly to higher amortisation of foreign exchange losses of RM32 million and provision for diminution in assets value upon the divestment of its chocolate and confectionery business of RM28 million.*

4. *A PBT was reported for the FYE 2001 due to the absence of provision for diminution in assets value and foreign exchange losses which was fully written off in FYE 2000 totalling RM60 million.*

5. *The stiff competition in the beer market in PRC has resulted in margin erosion for the CPB Group for the FYE 2002 and thus lower PBT as compared to FYE 2001*

6. *Higher turnover was reported for the quarter ended 30 September 2002 due mainly to the seasonally higher sales during the summer season in the China beer market.*

7. *Taxation was provided for FYE 1998, 1999 and 2000 despite losses incurred by the CPB Group. This was mainly due to losses incurred by certain subsidiary companies which cannot be offset against profits from other subsidiary companies within the CPB Group. The effective tax rates in FYE 2001 and 2002 are higher than the statutory tax rate as the taxation charge is in respect of certain subsidiary companies which are profitable.*

7. HISTORICAL SHARE PRICE

The monthly highest and lowest market prices of CPB Shares for the 12 months to December 2002 as traded on the KLSE are as follows:

	High RM	Low RM
2002		
January	0.470	0.400
February	0.450	0.400
March	0.425	0.375
April	0.595	0.380
May	0.550	0.420
June	0.440	0.380
July	0.450	0.380
August	0.425	0.260
September	0.375	0.305
October	0.415	0.325
November	0.445	0.400
December	0.495	0.425

The latest transacted price of CPB Share on 25 March 2002, being the last Market Day immediately preceding the date of announcement of the revised GWRS	RM0.395
The latest transacted price of CPB Share on 2 January 2003 (the latest practicable date prior to the despatch of this Circular)	RM0.480

(Source: Bloomberg)

8. AUDITED FINANCIAL STATEMENTS OF THE CPB GROUP

The audited financial statements of CPB for the FYE 30 June 2002 together with the Auditor's report is available for inspection at the Registered Office of CPB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, from the date of this Circular up to and including the date of the EGM.

Shareholders who wish to obtain a copy of the financial statements may forward your request in writing via ordinary post, fascimile or e-mail to the address and/or numbers below:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Contact Person : Chan Poh Lan
Telephone Number : 03 2162 2155
Fax Number : 03 2162 3448
Email Address : gwrsacb@lion.com.my

in which case a copy of the financial statements of CPB will be sent to you at your specified mailing address by ordinary post without any fees or charges. Alternatively, shareholders may collect in person a copy of the financial statements from the Company's Registered Office at the address set out above.

INFORMATION ON POSIM

1. HISTORY AND BUSINESS

Posim was incorporated on 8 March 1982 as a private limited company under the name of Posim Trading Co Sdn Bhd. Subsequently, it was converted to a public company on 29 March 1991 prior to its listing on the KLSE on 2 April 1992.

It is principally an investment holding company which is also involved in trading and distribution of building materials. The main products sold by Posim are steel bars, cement, wall and floor tiles, roofing tiles, wire mesh, ceiling sheet and sanitary ware which are sourced and sold locally. Posim's main assets is SFI which is principally involved in the manufacturing of printing and writing paper and integrated wood-based activities such as the extraction and sale of commercial timber as well as the downstream processing of sawn timber and plywood. SFI operates the largest fully integrated pulp and paper mill in Malaysia.

SFI holds 2 timber licences which give it the right to fell, convert and extract timber from an aggregate of approximately 289,000 hectares (inclusive of 12,000 hectares of alienated state land) of forest land located in the Sipitang, Beaufort and Tenom districts in Sabah. Both the licenses will expire in 2094. The concession areas consist of 159,000 hectares of Natural Forest Management and 130,000 hectares (inclusive of 12,000 hectares of state land) of Industrial Tree Plantations.

SFI has a pulp and paper mill and an integrated timber complex (including the sawmill and plymill) located in Sipitang. The pulp and paper mill covers an area of 169 hectares whilst the integrated timber complex covers an area of 499 hectares.

The current number of lines and shifts together with the total output and total capacity of the mills are as follows:

	Number of production lines	Number of shifts	Total capacity	Output for FYE 30 June 2002
Pulp and paper mill	2	3	150,000 MT/annum	125,000 MT/annum
Sawmill	10	1	100,000 M^3/annum	36,000 M^3/annum
Plymill	6	1.5	120,000 M^3/annum	45,000 M^3/annum

Note:-
M^3 denotes metre cubic.

In FYE 2002, SFI exported almost 47% of its product to, *inter alia*, Singapore, Philippines, Hong Kong SAR, PRC, UK, Egypt and South Africa (which are its established markets) whilst 53% were sold locally. SFI sources all of its raw materials locally.

Customer Base

Posim's top 10 customers for the FYE 30 June 2002 are as follows:

Syarikat Yean Tat (M) Sdn Bhd
Pembinaan Bintang Baru Sdn Bhd
Wong Jup Hup Hardware Sdn Bhd
Eng Han Bina Sdn Bhd
SRJ Bina Sdn Bhd
Sentoria Development Sdn Bhd
Fortune Tiling Sdn Bhd
Crest Builder Sdn Bhd
Bina Mahasil Sdn Bhd
Sri Binaraya Sdn Bhd

Number of Employees

As at 25 November 2002, SFI has 2,192 employees.

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of Posim are as follows:

	No. of ordinary shares	Par value (RM)	Total (RM)
Authorised	500,000,000	1.00	500,000,000
Issued and fully paid-up	203,218,571	1.00	203,218,571

Details of the changes in Posim's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of Allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital RM
08.03.1982	2	1.00	Subscribers' shares	2
18.03.1982	499,998	1.00	Cash	500,000
30.04.1982	500,000	1.00	Cash	1,000,000
15.01.1983	1,000,000	1.00	Cash	2,000,000
26.12.1984	1,000,000	1.00	Bonus Issue of 1 for 2	3,000,000
01.03.1990	1,500,000	1.00	Bonus Issue of 1 for 2	4,500,000
01.12.1990	15,000,000	1.00	Rights Issue of 10 for 3 at RM1.00 per share	* 19,500,000
29.05.1995	50,000	1.00	Issued pursuant to ESOS at RM3.44 per share	19,550,000
12.06.1995	27,000	1.00	Issued pursuant to ESOS at RM3.44 per share	19,577,000
20.06.1995	23,000	1.00	Issued pursuant to ESOS at RM3.44 per share	19,600,000
30.06.1995	6,000	1.00	Issued pursuant to ESOS at RM3.44 per share	19,606,000
14.07.1995	5,000	1.00	Issued pursuant to ESOS at RM3.44 per share	19,611,000
27.09.1995	3,000	1.00	Issued pursuant to ESOS at RM3.44 per share	19,614,000
29.05.1997	183,428,571	1.00	Cash	203,042,571
21.07.2000	7,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,049,571
25.07.2000	43,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,092,571
27.07.2000	34,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,126,571
07.08.2000	12,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,138,571
14.08.2000	15,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,153,571

INFORMATION ON POSIM

Date of Allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital RM
18.08.2000	11,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,164,571
22.08.2000	20,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,184,571
30.08.2000	2,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,186,571
05.09.2000	3,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,189,571
11.09.2000	4,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,193,571
18.09.2000	5,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,198,571
26.09.2000	20,000	1.00	Issued pursuant to ESOS at RM2.40 per share	203,218,571

Note:

* *Rights Issue shares were first fully paid-up to 10 sen each. The balance of 90 sen per share of the Rights Issue was called on 24 December 1991 and was fully paid on 10 January 1992.*

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Substantial Shareholders, the substantial shareholders of Posim as at 25 November 2002 are as follows:

	<---------Shareholding		--------->		
Name of substantial shareholder	Direct	%	Indirect	%	Place of incorporation/ Nationality
TSWC	-	-	177,555,171 [a]	87.37	Malaysian
DAC	-	-	177,555,171 [b]	87.37	Singaporean
LRPL	-	-	177,555,171 [c]	87.37	Singapore
Lancaster	-	-	177,555,171 [d]	87.37	Hong Kong SAR
Utara Enterprise	-	-	177,555,171 [e]	87.37	Malaysia
WCSB	-	-	177,555,171 [f]	87.37	Malaysia
LHSB	45,000	0.02	177,510,171 [g]	87.35	Malaysia
Happyvest	3,521,615	1.73	173,988,556 [h]	85.62	Malaysia
Amanvest	457,500	0.23	170,097,271 [i]	83.70	Malaysia
Mirzan bin Mahathir	-	-	170,097,271 [i]	83.70	Malaysian
Peringkat Prestasi (M) Sdn Bhd	-	-	170,097,271 [i]	83.70	Malaysia
Umatrac	-	-	170,097,271 [i]	83.70	Malaysia
LTAT	-	-	170,097,271 [i]	83.70	Malaysia
Timuriang	-	-	170,097,271 [i]	83.70	Malaysia
LCB	-	-	170,097,271 [i]	83.70	Malaysia

INFORMATION ON POSIM

Name of substantial shareholder	<------Shareholding------>				Place of incorporation/ Nationality
	Direct	%	Indirect	%	
AMB	-	-	170,097,271 [j]	83.70	Malaysia
ACB	-	-	170,097,271 [k]	83.70	Malaysia
LLB	-	-	170,097,271 [l]	83.70	Malaysia
Avenel #	170,097,271	83.70	-	-	Malaysia

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct–Nil; Indirect–81.48%), Panoron (Direct–Nil; Indirect–100%), Amanvest (Direct–Nil; Indirect–100%), LHSB (Direct–Nil, Indirect–80%) and Avenel (Direct–Nil; Indirect–100%)*

(b) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct – 5.49%; Indirect–62.75%), Panoron (Direct–Nil; Indirect–100%), Amanvest (Direct–Nil; Indirect–100%), LHSB (Direct–0.83%, Indirect–19.17%) and Avenel (Direct–Nil; Indirect–100%)*

(c) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct – 11.74%; Indirect–51.01%), Panoron (Direct–Nil; Indirect–100%), Amanvest (Direct–Nil; Indirect–100%), LHSB (Direct–19.17%, Indirect–Nil) and Avenel (Direct–Nil; Indirect–100%)*

(d) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct–Nil; Indirect – 51.01%), Panoron (Direct–Nil; Indirect–100%), Amanvest (Direct–Nil; Indirect–100%), LHSB (Direct–20%, Indirect–Nil) and Avenel (Direct–Nil; Indirect–100%)*

(e) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct – 15.12%; Indirect – 51.01%), Panoron (Direct–Nil; Indirect–100%), Amanvest (Direct–Nil; Indirect–100%), LHSB (Direct – 20%, Indirect–Nil) and Avenel (Direct–Nil; Indirect–100%)*

(f) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct – 9.01%; Indirect–51.01%), Panoron (Direct–Nil; Indirect–100%), Amanvest (Direct–Nil; Indirect–100%), LHSB (Direct – 40%; Indirect – 20%) and Avenel (Direct–Nil; Indirect–100%)*

(g) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct – 51.01%; Indirect – Nil), Panoron (Direct–Nil; Indirect–100%), Amanvest (Direct–Nil; Indirect–100%) and Avenel (Direct–Nil; Indirect–100%)*

(h) *Deemed interested by virtue of Section 6A of the Cos Act held via Panoron (Direct – 100%; Indirect – Nil), Amanvest (Direct – 100%; Indirect – Nil) and Avenel (Direct–Nil; Indirect–100%)*

(i) *Deemed interested by virtue of Section 6A of the Cos Act held via Avenel (Direct–Nil; Indirect–100%)*

(j) *Deemed interested by virtue of Section 6A of the Cos Act held via Avenel (Direct–20%; Indirect – Nil)*

(k) *Deemed interested by virtue of Section 6A of the Cos Act held via Avenel (Direct–55%; Indirect–45%)*

(l) *Deemed interested by virtue of Section 6A of the Cos Act held via Avenel (Direct–25%; Indirect – Nil)*

\# *The shareholding held by Avenel include Posim Shares which have been pledged to certain Scheme Creditors under the Proposed GWRS. As such, the shareholding may change if the said Scheme Creditors dispose of the Posim Shares pledged to them.*

The substantial shareholders of Posim after the Proposed GWRS are as follows:

Name of substantial shareholder	<------Shareholding------>			
	Direct	%	Indirect	%
TSWC	-	-	177,555,171 [a]	87.37
DAC	-	-	177,555,171 [b]	87.37
LRPL	-	-	177,555,171 [c]	87.37
LHSB *	45,000	0.02	7,412,900 [d]	3.65

INFORMATION ON POSIM

	<------------------Shareholding-------------->			
Name of substantial shareholder	**Direct**	**%**	**Indirect**	**%**
Happyvest *	3,721,615	1.73	3,891,285 [e]	1.92
Amanvest *	457,000	0.23	-	-
LCB	-	-	170,097,271 [f]	83.70
LLB	47,627,236	23.44	122,470,035 [g]	60.27
AMSB	122,470,035	60.27	-	-
Horizon Towers	-	-	170,097,271 [h]	83.70
LDP	-	-	170,097,271 [i]	83.70
LLB Steel Industries Sdn Bhd	-	-	122,470,035 [j]	60.27
Steelcorp Sdn Bhd	-	-	122,470,035 [k]	60.27

* *Ceased to be substantial shareholders after the Proposed GWRS.*

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 99.75%), LLB (Direct – Nil; Indirect – 44.08%), Amanvest (Direct–Nil; Indirect–100%), Happyvest (Direct – Nil, Indirect – 81.48%), LHSB (Direct – Nil; Indirect – 80%) and Panoron (Direct – Nil; Indirect – 100%)*

(b) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 99.75%), LLB (Direct – 0.07%; Indirect – 43.34%), Amanvest (Direct–Nil; Indirect–100%), Happyvest (Direct – 5.49%, Indirect – 62.75%) and LHSB (Direct – 0.83%; Indirect – 19.17%)*

(c) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 99.75%), LLB (Direct – Nil; Indirect – 43.33%), Amanvest (Direct–Nil; Indirect–100%), Happyvest (Direct – 11.74%; Indirect – 51.01%), LHSB (Direct – 19.17%; Indirect – Nil) and Panoron (Direct – Nil; Indirect – 100%)*

(d) *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct–Nil; Indirect–100%), Happyvest (Direct – 51.01%; Indirect – Nil) and Panoron (Direct – Nil; Indirect – 100%)*

(e) *Deemed interested by virtue of Section 6A of the Cos Act held via Panoron (Direct – 100%; Indirect – Nil) and Amanvest (Direct – 100%; Indirect – Nil)*

(f) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 99.75%) and LLB (Direct – 41.46%; Indirect – 0.15%)*

(g) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – 99%; Indirect – Nil)*

(h) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 99.75%), LLB (Direct – 0.018%; Indirect – 41.61%) and LCB (Direct – 40.01%; Indirect – Nil)*

(i) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 99.75%), LLB (Direct – 0.033%; Indirect – 42.07%) and LCB (Direct – 0.28%; Indirect – 40.25%)*

(j) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 100%)*

(k) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – 100%; Indirect – Nil)*

4. BOARD OF DIRECTORS

The Directors of Posim and their respective shareholdings in Posim as at 25 November 2002 are as follows:

	Shareholding					
Name	**Direct**	**%**	**Indirect**	**%**	**Designation**	**Nationality**
TSWC	-	-	177,555,171 [a]	87.37	Chairman	Malaysian
Lee Ching Kion	-	-	-	-	Managing Director	Malaysian
Ngan Yow Chong	-	-	-	-	Executive Director	Malaysian
Jen (B) Tan Sri Dato' Zain Hashim	-	-	-	-	Director	Malaysian
Dato' Mohamad bin Haji Ahmad	12,000	@	-	-	Director	Malaysian
Zainab binti Dato' Hj Mohamed	-	-	-	-	Director	Malaysian
Dato' Dali Mahmud Hashim	-	-	-	-	Director	Malaysian

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via Happyvest (Direct-Nil; Indirect – 81.48%), Panoron (Direct-Nil; Indirect– 100%), Amanvest (Direct-Nil; Indirect – 100%), LHSB (Direct-Nil; Indirect – 80%) and Avenel (Direct-Nil; Indirect – 100%)*

@ *Negligible*

The Directors of Posim and their respective shareholdings in Posim after the Proposed GWRS are as follows:

	Shareholding					
Name	**Direct**	**%**	**Indirect**	**%**	**Designation**	**Nationality**
TSWC	-	-	177,555,171 [a]	87.37	Chairman	Malaysian
Lee Ching Kion	-	-	-	-	Managing Director	Malaysian
Ngan Yow Chong	-	-	-	-	Executive Director	Malaysian
Jen (B) Tan Sri Dato' Zain Hashim	-	-	-	-	Director	Malaysian
Dato' Mohamad bin Haji Ahmad	12,000	@	-	-	Director	Malaysian
Zainab binti Dato' Hj Mohamed	-	-	-	-	Director	Malaysian
Dato' Dali Mahmud Hashim	-	-	-	-	Director	Malaysian

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

(a) *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct – Nil; Indirect – 99.75%), LLB (Direct – Nil; Indirect – 44.08%), Amanvest (Direct–Nil; Indirect–100%), Happyvest (Direct – Nil, Indirect – 81.48%), LHSB (Direct – Nil; Indirect – 80%) and Panoron (Direct – Nil; Indirect – 100%)*

@ *Negligible*

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary companies of Posim as at 25 November 2002 are as follows:

Name of company	Date and place of incorporation	Issued & fully paid-up share capital	Equity interest %	Principal activities
Posim Petroleum Marketing Sdn Bhd	13.05.1985 Malaysia	RM1,030,000	100	Trading and distribution of petroleum products
Posim Petroleum Products Sdn Bhd	29.04.1985 Malaysia	RM1,000,000	100	Manufacturing of petroleum products
Posim Marketing Sdn Bhd *(formerly known as Posim Industrial Equipment Sdn Bhd)*	15.03.1985 Malaysia	RM5,009,000	100	Trading, servicing, hiring and distribution of industrial machines and equipment
Posim Agricultural Products Sdn Bhd	20.09.1986 Malaysia	RM501,000	100	Dormant
Ototek Sdn Bhd	07.05.1986 Malaysia	RM1,500,000	70	Trading and distribution of lubricants, spark plugs and automotive components
Stoller Chemical Company (M) Sdn Bhd	29.12.1989 Malaysia	RM2	100	Dormant
SC Nominees Sdn Bhd	27.04. 1985 Malaysia	RM2	100	Investment holding
Fabulous Contour Sdn Bhd	24.05.1995 Malaysia	RM2	100	Dormant
SFI Paper Pte Ltd	18.09.1992 Singapore	SGD2	100 (1)	Dormant
Sabah Pulp and Paper Mill Sdn Bhd	05.12.1990 Malaysia	RM2	100 (1)	Dormant
SFI	30.04.1982 Malaysia	RM1,839,197,926	97.78	Integrated wood-based activities and pulp and paper mill operations

Note:

(1) *Held via SFI*

The associated company of Posim as at 25 November 2002 is as follows:

Name of company	Date and place of incorporation	Issued & fully paid-up share capital	Equity interest %	Principal activities
Kinabalu Motor Assembly Sendirian Berhad	12.06.1974 Malaysia	RM38,550,000	20	Assembly of ISUZU range of motor vehicles

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of Posim for the five FYE 30 June 2002 and the announced unaudited consolidated results for the quarter ended 30 September 2002 are summarised as follows :

FYE 30 June	<------ Audited				------>	Unaudited quarter ended 30.09.02
	1998	1999	2000	2001	2002	
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	594,909	485,467	573,412	539,505	468,074	128,356
PBT	35,382	37,576	67,550	34,440	1,556	9,183
Taxation	(1,805)	4	(1,990)	(2,450)	(1,666)	(399)
PAT / (LAT)	33,577	37,580	65,560	31,990	(110)	8,784
MI	(8,936)	(3,103)	(1,720)	(1,058)	(271)	(308)
PAT / (LAT) and MI	24,641	34,477	63,840	30,932	(381)	8,476
Shareholders' funds	1,355,615	1,433,152	1,495,530	1,526,735	1,526,346	1,534,823
Total borrowings	141,303	100,711	55,988	53,623	34,665	33,473
Weighted average no. of Posim Shares in issue ('000)	203,043	203,043	203,043	203,198	203,219	203,219
Net EPS / (LPS) (sen)	12.1	17.0	31.4	15.2	(0.2)	16.7*
Gross dividend rate (%)	1.0	0.1	1.0	0.1	0.1	-

Notes:

* *Annualised.*

1. *There were no extraordinary items for the financial years and financial period under review.*

2. *For FYE 1999, despite the economic downturn, the Timber Extraction and Pulp and Paper ("TEPP") division recorded a PAT and MI of RM28 million. The improvement in results by the TEPP division was attributable to both an increase in domestic as well as export sales and this has resulted in a higher PAT after MI as compared to FYE 1998.*

3. *For FYE 2000, the significant increase in the PAT and MI of the Posim Group was mainly due to the impressive performance of the TEPP division as there was a significant increase in paper prices in the international market and the stronger demand for sawn timber and plywood. The TEPP division recorded a PAT and MI of RM64 million.*

4. *For FYE 2001, the reduction in PAT and MI was mainly attributable to a one-off provision for doubtful debts in respect of amount owing by ACB (Posim's ultimate holding company) of RM11 million and lower contribution from the TEPP division due to stiff competition in the market. The weakening of Rupiah that increased the competitiveness of Indonesian products has created a downward pressure on the international market and has resulted in margin erosion. The TEPP division recorded a PAT and MI of only RM38 million as compared to RM64 million in FYE 2000.*

5. *For the FYE 2002, Posim recorded a lower PBT due to depressed market conditions for paper and wood-based products as a result of stiff competition and dumping activities in the region.*

6. *For the quarter ended 30 September 2002, Posim reported a higher PBT as the prices for paper and wood-based products have stabilised as a result of anti-dumping measures taken by the regional economies towards the end of FYE 2002. The TEPP division contributed higher profit for the quarter due to the strengthening of prices for paper and other wood-based products.*

7. *Except for FYEs 1999 and 2002, the effective tax rate of Posim is lower than the statutory tax rate due to the utilisation of tax losses which were carried forward and the availability of investment tax credit in a subsidiary which were used to offset taxable income. No taxation was provided in FYE 1999 as the tax payable on chargeable income was waived in accordance with the Income Tax (Amendment) Act, 1999. The effective tax rate for FYE 2002 is higher than the statutory tax rate due mainly to non tax deductible expenses.*

7. HISTORICAL SHARE PRICE

The monthly highest and lowest market prices of Posim Shares for the 12 months to December 2002 as traded on the KLSE are as follows:

	High RM	Low RM
2002		
January	2.25	2.05
February	2.12	1.91
March	2.10	1.80
April	2.09	1.86
May	1.93	1.68
June	1.75	1.51
July	1.83	1.58
August	1.91	1.67
September	1.80	1.55
October	1.61	1.43
November	1.67	1.42
December	1.61	1.49

The latest transacted price of Posim Share on 25 March 2002, being the last Market Day immediately preceding the date of announcement of the revised GWRS	RM1.84
The latest transacted price of Posim Share on 2 January 2003 (the latest practicable date prior to the despatch of this Circular)	RM1.56

(Source: Bloomberg)

8. AUDITED FINANCIAL STATEMENTS OF THE POSIM GROUP

The audited financial statements of Posim for the FYE 30 June 2002 together with the Auditor's report are available for inspection at the Registered Office of Posim at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, from the date of this Circular up to and including the date of the EGM.

Shareholders who wish to obtain a copy of the financial statements may forward your request in writing via ordinary post, fascimile or e-mail to the address and/or numbers below:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

Contact Person	:	Chan Poh Lan
Telephone Number	:	03 2162 2155
Fax Number	:	03 2162 3448
Email Address	:	gwrsacb@lion.com.my

in which case a copy of the financial statements of Posim will be sent to you at your specified mailing address by ordinary post without any fees or charges. Alternatively, shareholders may collect in person a copy of the financial statements from the Company's Registered Office at the address set out above.

INFORMATION ON SILVERSTONE

1. HISTORY AND BUSINESS

Silverstone was incorporated in Malaysia on 12 July 1986 as Silverstone Tire & Rubber Co Sdn Bhd under the Cos Act. It changed its name to Silverstone Sdn Bhd on 29 July 1997. It was converted into a public company and adopted its current name on 30 July 1997.

Silverstone is principally involved in manufacturing and sale of tyres, rubber compounds and other related rubber products.

Principal Products

Silverstone manufactures and markets a comprehensive range of quality tyres for passenger cars, four-wheel drive vehicles, rally cars and light and heavy commercial vehicles for industry and agriculture.

The tyres produced and sold by Silverstone under the "Silverstone" brand name can be categorised into 2 categories comprising:

i) Bias tyres, which are produced using the conventional tyre-making process. The casing of bias tyres consists of layers of thin rubber-coated fabric with their grains placed diagonally. The majority of the light truck and commercial vehicle tyres in Malaysia are produced using this technology.

ii) Radial tyres, which contain either fabric or steel belted casings. Radial tyres offer superior safety, better traction, better fuel consumption and longer life span owing to the higher technological input process.

Radial

Passenger Tyres	Rally Tyres	4 x 4 and Light Truck Tyres	Tubeless Allsteel Truck Tyres
FIREFOX/ FIREFOX EX	RALLYE S-55	SQ 178	STEEL KING 923
STV 128	RALLYE S-525	SQ 278	STEEL KING 928
STV 138	RALLYE S-505	SQ 773	STEEL KING 922
STV Racing	RALLYE S-575	MT-117 SPORT	STEEL KING 933
HI-POWER GRIP	RALLYE S-585	TRACKBLITZ 378	STEEL KING 988
STZ SPORT		MT-117 EX	STEEL KING 977
FTZ SPORT		AT-117 SPECIAL	SCANDOLF 211
SSV SPORT		FIREFOX EX	SCANDOLF 233
KTZ SPORT		MTL-900	
POWERBLITZ		SST-800	
SNOWBLITZ 1000		HT-778 HIGHWAY	
A-100		TERRAIN	
FASTREK			
RACETEK I			
ZETPOWER			
RAIN MASTER			
SPECIAL			
FIZ SPORT EVOL-III			

INFORMATION ON SILVERSTONE

Bias

Light Truck Tyres	Medium Commercial Truck Tyres	Tractor and Grader Tyres
LIGHT TRUCK SPECIAL	SK828	S-163
EXTRA GRIP SPECIAL	SK173	S-168
MT-117	SK737	S-368
SL-728	SK228	SG-113
	SK9000	
	LOGGING KING	
	HI-POWER LUG	
	STEINBERG EU 338	
	SG-126 5 SERIES	

Production Facilities

The tyre manufacturing plant of Silverstone is situated on a 32.4 acre industrial site near Taiping, a town located on the North Western coast of Peninsular Malaysia. The operations are housed in a factory which has a total built up area of approximately 515,253 square feet.

The factory is currently running three eight-hour production shifts with an annual production of approximately 1.8 million tyres per annum. The annual production capacity and output for the past five FYE 30 June 2002 are as follows:

FYE 30 June	Annual Production Capacity (units)	Annual Output (units)
1998	2,000,000	1,677,484
1999	2,000,000	1,658,561
2000	2,200,000	1,806,882
2001	2,200,000	1,594,548
2002	2,200,000	1,681,276

Principal Market

For the FYE 30 June 2002, approximately 82% of the Silverstone's tyres were sold in Malaysia, whilst the balance 18% of Silverstone's tyres were exported to Australia, New Zealand, England, Ireland Greece, Italy, Spain, Portugal, Sweden, Kuwait, Sri Lanka, Nepal, Thailand, Taiwan, Bangladesh, Bolivia, Myanmar, Fiji, Egypt, Hong Kong SAR, Iran, Jordan and others.

Customer Base

Silverstone's top customers for the FYE 30 June 2002 are as follows:

No.	Customer
1.	Perodua Manufacturing Sdn Bhd
2.	Syarikat Perniagaan Seem Joo
3.	Maher Tyres Pty Ltd
4.	Perusahaan Otomobil Nasional Berhad
5.	Chapel Corner Service Centre Pty Ltd

Number of Employees

As at 25 November 2002, Silverstone has approximately 1,160 employees.

Research and Development

As at 30 June 2002, Silverstone has approximately 50 personnel employed in its research and development department. The objective of the research and development department is to continuously upgrade its products quality and develop high performance tyres of international standards.

For the FYE 30 June 2002, RM0.60 million has been spent on research and development. For the FYE 30 June 2003, the management of Silverstone has allocated approximately RM1.63 million for research and development expenditure, including fees/expenses budgeted for technical advisory testing.

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of Silverstone are as follows:

Type	No. of ordinary shares	Par Value (RM)	Total (RM)
Authorised	210,000,000	1.00	210,000,000
Issued and fully paid-up	203,877,500	1.00	203,877,500

Details of the changes in Silverstone's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
12.07.1986	2	1.00	Subscribers' shares	2
03.04.1987	803,998	1.00	Cash	804,000
10.04.1987	2,396,000	1.00	Bonus issue of 2.98 for 1	3,200,000
15.07.1987	40,000	1.00	Cash	3,240,000
01.10.1987	20,000	1.00	Cash	3,260,000
20.11.1987	500,000	1.00	Cash	3,760,000
03.10.1988	16,240,000	1.00	Cash	20,000,000
09.09.1989	14,800,000	1.00	Cash	34,800,000
02.10.1989	200,000	1.00	Cash	35,000,000
06.04.1990	7,000,000	1.00	Rights issue of 1 for 5 at RM1.00	42,000,000
17.06.1991	19,296,000	1.00	Rights issue of 1 for 2 at RM1.00	61,296,000
26.06.1991	12,000	1.00	Rights issue of 1 for 2 at RM1.00	61,308,000
31.07.1991	1,692,000	1.00	Rights issue of 1 for 2 at RM1.00	63,000,000
15.04.1992	20,868,000	1.00	Rights issue of 1 for 3 at RM1.00	83,868,000
05.05.1992	132,000	1.00	Rights issue of 1 for 3 at RM1.00 for shares not taken up, re-offered and accepted	84,000,000

Date of allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
15.04.1995	40,261,500	1.00	Conversion of Redeemable Cumulative Convertible Unsecured Loan Stock ("RCCULS") at RM1.00	124,261,500
12.10.1995	41,624,500	1.00	Conversion of RCCULS at RM1.00	165,886,000
10.04.1996	1,389,000	1.00	Conversion of RCCULS at RM1.00	167,275,000
10.10.1996	147,000	1.00	Conversion of RCCULS at RM1.00	167,422,000
10.04.1997	60,000	1.00	Conversion of RCCULS at RM1.00	167,482,000
10.10.1997	30,000	1.00	Conversion of RCCULS at RM1.00	167,512,000
17.01.1998	35,914,500	1.00	Rights issue of 1 for 4 at RM1.19	203,426,500
06.04.1999 to 13.04.1999	265,500	1.00	Conversion of RCCULS at RM1.00	203,692,000
12.10.1999	185,500	1.00	Conversion of RCCULS at RM1.00	203,877,500

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Substantial Shareholders, the substantial shareholders of Silverstone as at 25 November 2002 are as follows:

	<---Shareholding			--->	Nationality/
Substantial shareholder	Direct	%	Indirect	%	Place of Incorporation
DAC	1,579,225	0.77	149,067,442 [a]	73.12	Singaporean
TSWC	-	-	149,742,465 [b]	73.45	Malaysian
Lancaster	427,000	0.21	148,873,892 [c]	73.02	Hong Kong SAR
WCSB	282,253	0.14	148,873,892 [d]	73.02	Malaysia
Lion Realty Pte Ltd	-	-	149,008,082 [e]	73.09	Singapore
Utara Enterprise Sdn Bhd	-	-	148,873,892 [f]	73.02	Malaysia
LHSB	19,134,704	9.38	129,739,188 [g]	63.64	Malaysia
Happyvest	-	-	129,733,749 [h]	63.63	Malaysia
LTAT	9,260,174	4.54	119,653,758 [i]	58.69	Malaysia
Amanvest	931,270	0.46	119,843,368 [j]	58.78	Malaysia
ACB [q]	470,888	0.23	119,182,870 [k]	58.46	Malaysia
Timuriang Sdn Bhd	-	-	119,653,758 [l]	58.69	Malaysia
Mirzan bin Mahathir	-	-	119,653,758 [m]	58.69	Malaysian
Peringkat Prestasi (M) Sdn Bhd	-	-	119,653,758 [n]	58.69	Malaysia
Umatrac	106,096,118	52.04	13,557,640 [o]	6.65	Malaysia
LCB [q]	11,014,504	5.40	108,639,254 [p]	53.29	Malaysia

INFORMATION ON SILVERSTONE

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

- *a* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 0.03%; Indirect - 35.70%), LHSB (Direct - 0.83%; Indirect - 19.17%), Tirta (Direct – Nil; Indirect - 70.64%), Posim (Direct – Nil; Indirect - 87.37%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct - 0.15%; Indirect - 35.40%), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Araniaga (Direct – Nil; Indirect - 100%), Horizon Towers (Direct – Nil; Indirect - 100%) and Sin Seng (Direct - 20%; Indirect – Nil).*
- *b* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect – 36.97%), LHSB (Direct – Nil; Indirect - 80%), Tirta (Direct – Nil; Indirect - 79%), Posim (Direct – Nil; Indirect - 87.37%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct - 0.1%; Indirect - 57.32%), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Araniaga (Direct – Nil; Indirect - 100%), Ceemax (Direct – Nil; Indirect - 100%), LHPL (Direct – Nil; Indirect - 58.80%), Lancaster (Direct - 60%; Indirect – Nil), Horizon Towers (Direct – Nil; Indirect - 100%) and WCSB (Direct - 99.99%; Indirect - 0.01%).*
- *c* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 0.75%; Indirect - 35.36%), LHSB (Direct - 20%; Indirect – Nil), Tirta (Direct – Nil; Indirect - 67.04%), Posim (Direct – Nil; Indirect - 87.37%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct – Nil; Indirect - 32.56%), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%) and Araniaga (Direct – Nil; Indirect - 51%).*
- *d* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 0.60%; Indirect - 35.36%), LHSB (Direct - 40%; Indirect - 20%), Tirta (Direct – Nil; Indirect - 67.04%), Posim (Direct – Nil; Indirect - 87.37%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct - 0.21%; Indirect - 32.56 %), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%) and Araniaga (Direct – Nil; Indirect - 51%).*
- *e* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect - 35.56%), LHSB (Direct - 19.17%; Indirect – Nil), Tirta (Direct – Nil; Indirect - 67.04%), Posim (Direct – Nil; Indirect - 87.37%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct – Nil; Indirect - 34.42 %), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%) and Horizon Towers (Direct – Nil; Indirect - 100%).*
- *f* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect - 35.36%), LHSB (Direct - 20%; Indirect – Nil), Tirta (Direct – Nil; Indirect - 67.04%), Posim (Direct – Nil; Indirect - 87.37%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100 %), LCB (Direct – Nil; Indirect - 32.56%), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%) and Araniaga (Direct – Nil; Indirect - 51%).*
- *g* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 0.002%; Indirect - 35.36%), Tirta (Direct – Nil; Indirect - 67.04%), Posim (Direct - 0.02%; Indirect - 87.35%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct - 8.66%; Indirect – 23.90%), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – 90.29%; Indirect - Nil) and Araniaga (Direct - 51%; Indirect – Nil).*
- *h* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 0.05%; Indirect - 35.29%), Tirta (Direct - 51.31%; Indirect - 15.64%), Posim (Direct - 1.73%; Indirect - 85.62%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct – Nil; Indirect – 23.90%), Finlink (Direct – Nil; Indirect - 100%) and Amanvest (Direct - 100%; Indirect – Nil).*
- *i* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 21%; Indirect – Nil), Posim (Direct – Nil; Indirect - 83.70%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%) and LCB (Direct – Nil; Indirect - 20.19%).*
- *j* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 1.03%; Indirect - 29.80%), Posim (Direct - 0.23%; Indirect - 83.70%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct - 24.21%; Indirect – Nil) and Finlink (Direct - 100%; Indirect - Nil).*
- *k* *Deemed interested by virtue of Section 6A of the Cos Act held via Posim (Direct – Nil; Indirect - 83.70%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%) and LCB (Direct – Nil; Indirect - 20.19%).*
- *l* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect - 29.36%), Posim (Direct – Nil; Indirect - 83.70%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct - 100% Indirect – Nil), and LCB (Direct – Nil; Indirect - 19.79%).*
- *m* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect - 29.37%), Posim (Direct – Nil; Indirect - 83.70%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%) and LCB (Direct – Nil; Indirect - 15.80%).*
- *n* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect - 29.37%), Posim (Direct – Nil; Indirect - 83.70%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%) and LCB (Direct - 15.80%; Indirect - Nil).*

o *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect - 29.36%), Posim (Direct – Nil; Indirect - 83.70%), Limpahjaya (Direct – Nil; Indirect - 100%), and LCB (Direct - 19.01%; Indirect - Nil).*

p *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 19.35%; Indirect - 10.01%), Posim (Direct – Nil; Indirect - 83.70%), Limpahjaya (Direct - 100%; Indirect – Nil) and Umatrac (Direct – Nil; Indirect - 100 %).*

q *The shareholdings held by ACB and LCB include Silverstone Shares which have been pledged to certain Scheme Creditors under the Proposed GWRS. As such, the shareholding above may change if the said Scheme Creditors dispose the Silverstone Shares pledged to them.*

The substantial shareholders of Silverstone after the Proposed GWRS are as follows:

	<----------Shareholding---------->			
Substantial shareholder	**Direct**	**%**	**Indirect**	**%**
DAC	-	-	203,877,500 [a]	100
TSWC	-	-	203,877,500 [b]	100
LRPL	-	-	203,877,500 [c]	100
ACB	-	-	203,877,500 [d]	100
LCB	-	-	203,877,500 [e]	100
Horizon Towers	-	-	203,877,500 [f]	100
LDP	-	-	203,877,500 [g]	100
AMB	203,877,500	100.00	-	-

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – 0.53%; Indirect - 47.66%).*

b *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – Negligible; Indirect - 47.89%).*

c *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – Nil; Indirect – 47.64%).*

d *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – 26.17%; Indirect – 6.97%).*

e *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – Nil; Indirect – 37.93%).*

f *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – 0.04%; Indirect – 37.93%).*

g *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – Nil; Indirect – 37.97%).*

4. BOARD OF DIRECTORS

The Directors of Silverstone, all of whom are Malaysians, and their respective shareholdings in Silverstone as at 25 November 2002 are as follows:

	<----------Shareholding---------->				
Name	**Direct**	**%**	**Indirect**	**%**	**Designation**
TSWC	-	-	149,742,465[a]	73.45	Chairman/ Managing Director
Phang Wai Yeen	994,196	0.49	-	-	Executive Director
Jen (B) Tan Sri Dato' Zain Hashim	189,320	0.09	-	-	Director
Tan Onn Poh	3,480,000	1.71	-	-	Director
Cheng Sin Yeng	24,000	0.01	-	-	Director
Haji Mohamad Khalid bin Abdullah	-	-	-	-	Director

INFORMATION ON SILVERSTONE

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect – 36.97%), LHSB (Direct – Nil; Indirect - 80%), Tirta (Direct – Nil; Indirect - 79%), Posim (Direct – Nil; Indirect - 87.37%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct - 0.1%; Indirect - 57.32%), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Araniaga (Direct – Nil; Indirect - 100%), Ceemax (Direct – Nil; Indirect - 100%), LHPL (Direct – Nil; Indirect - 58.80%), Lancaster (Direct - 60%; Indirect - Nil), Horizon Towers (Direct – Nil; Indirect - 100%) and WCSB (Direct - 99.99%; Indirect - 0.01%).

The Directors of Silverstone and their respective shareholdings in Silverstone after the Proposed GWRS are as follows:

	<-----Shareholding		----->		
Name	**Direct**	**%**	**Indirect**	**%**	**Designation**
TSWC	-	-	203,877,500 [a]	100	Chairman/ Managing Director
Phang Wai Yeen	-	-	-	-	Executive Director
Jen (B) Tan Sri Dato' Zain Hashim	-	-	-	-	Director
Tan Onn Poh	-	-	-	-	Director
Cheng Sin Yeng	-	-	-	-	Director
Haji Mohamad Khalid bin Abdullah	-	-	-	-	Director

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a. Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – Negligible; Indirect - 47.89%).

It is not anticipated that there will be any change to the composition of the Board of Directors of Silverstone upon the completion of the Proposed GWRS.

5. SUBSIDIARY COMPANIES

The subsidiary companies of Silverstone as at 25 November 2002 are as follows:

Name of company	Date and place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Silverstone Marketing Sdn Bhd	15.08.1981 Malaysia	RM500,000	100	Distribution of tyres, rubber compounds and other related rubber products
Pine Castle Sdn Bhd	19.07.1990 Malaysia	RM10,000	100	Retreading tyres
Silverstone Tire & Rubber (UK) Company Limited	27.06.1996 UK	£2	100	Ceased business in sale and distribution of tyres

Name of company	Date and place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Silverstone Tyreplus Pty Ltd	19.09.1996 Australia	AUD2	100#	Dormant

Note:

\# *Holding of equity interest via Silverstone Marketing Sdn Bhd.*

Silverstone does not have any associated company as at 25 November 2002.

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of Silverstone for the five FYE 30 June 2002 and the unaudited consolidated results for the quarter ended 30 September 2002 are summarised as follows:

	<------	------	Audited	------	------>	Unaudited
FYE 30 June	1998	1999	2000	2001	2002	quarter ended 30.09.02
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	207,471	212,741	219,761	223,335	223,731	47,762
Profit before exceptional items	5,245	5,456	16,100	10,058	10,010	1,982
Exceptional items	-	-	-	(2,000)	(2,000)	-
PBT	5,245	5,456	16,100	8,058	8,010	1,982
Taxation	-	-	-	-	-	-
PAT	5,245	5,456	16,100	8,058	8,010	1,982
Shareholders' funds	225,587	231,316	247,609	255,709	263,627	265,556
Total borrowings	146,900	135,989	122,857	114,976	100,969	89,529
Weighted average number of shares in issue ('000)	203,426	203,692	203,877	203,877	203,877	203,877
Net EPS (sen)	2.6	2.7	7.9	4.0	3.9	3.9*
Gross dividend per share (%)	-	-	-	-	-	-

Notes:

* *Annualised.*

1. *There were no extraordinary items in the financial years and financial period under review.*

2. *In 2000, the Silverstone Group recorded a PAT of RM16.1 million, which represented a 195.1% increase over the previous financial year. The increase was largely attributable to the following:*
   - *(i) Encouraging demand from the European and Australian markets which resulted in a significant improvement in export sales;*
   - *(ii) Higher gross profit margin earned from the low profile tyres, which increased the overall gross profit margin from 2.6% to 7.3%;*
   - *(iii) Reduction in production costs due to lower raw material costs; and*
   - *(iv) Lower interest expenses incurred by Silverstone following the stabilisation and reduction of interest rate during the financial year.*

3. *In 2001, PAT of the Silverstone Group was lower at RM8.1 million, representing a 50.0% drop from the previous year's PBT of RM16.1 million. The decline was due to lower gross profit margin and an exceptional provision made for amount owing from the ultimate holding company, namely ACB, of RM2 million.*

4. *In 2002, PAT for the Silverstone Group was marginally lower at RM8.0 million compared to 2001 as performance was maintained amidst intense competition. The exceptional item reported in 2002 was due to an additional RM2 million provision for amount owing from the ACB Group to the Silverstone Group.*

5. *No taxation was provided from FYE 1998 to 2002. Silverstone was granted pioneer status by MITI with effect from 1 May 1991 for a period of five years under the Promotion of Investment Act, 1986 which expired on 30 April 1996 and was extended for a further five years until 30 April 2001. For the 2 months period from 1 May 2001 to 30 June 2001 and FYE 2002, no taxation was provided as Silverstone has unabsorbed capital allowances and unutilised tax losses in the pre-pioneer status period.*

7. AUDITED FINANCIAL STATEMENTS OF THE SILVERSTONE GROUP

The audited financial statements and the Auditors' Report thereon of the Silverstone Group for the FYE 30 June 2002 is enclosed below (Note: the reference to the paging in the audited financial statements presented herein is exactly in the form as presented in the audited financial statements of the Silverstone Group).

KPMG (Firm No. AF 0758)
Chartered Accountants
3rd Floor
64 - 66 Jalan Yang Kalsom
30250 Ipoh, Perak, Malaysia

P O Box 104
30710 Ipoh
Perak, Malaysia

Tel + (605) 253 1188
Fax + (605) 255 8818

SILVERSTONE BERHAD
(Incorporated in Malaysia)

REPORT OF THE AUDITORS TO THE MEMBERS

We have audited the financial statements set out on pages 13 to 42. The preparation of the financial statements is the responsibility of the Company's Directors. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. These standards require that we plan and perform the audit to obtain all the information and explanations which we consider necessary to provide us with evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Directors as well as evaluating the overall adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

    (i) the state of affairs of the Group and of the Company at 30 June 2002 and of the results of their operations and cash flows for the year ended on that date; and

    (ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the said Act.

KPMG. KPMG, a partnership established under Malaysian law, is a member of KPMG International, a Swiss association.

KPMG

The subsidiaries in respect of which we have not acted as auditors are identified in Note 4 to the financial statements and we have considered their financial statements and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The audit reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under subsection (3) of Section 174 of the Act.

Without qualifying our opinion, we draw attention to Note 3 and Note 25 to the financial statements, wherein as at 30 June 2002, the Company made total advances inclusive of interest charges of approximately RM43 million to its ultimate holding company, Amsteel Corporation Berhad ("Amsteel"). The Amsteel Group is presently undergoing a debt restructuring exercise which is pending approval from certain regulatory authorities. The recoverability of the above amount is dependent on the successful implementation of the scheme.

KPMG
Firm Number: AF-0758
Chartered Accountants

PETER HO KOK WAI
Partner
Approval Number: 1745/12/03 (J)

IPOH

Date: 29 October 2002

SILVERSTONE BERHAD
(Incorporated in Malaysia)

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AT 30 JUNE 2002

	Note		2001
		RM '000	RM '000
PROPERTY, PLANT AND EQUIPMENT	2	260,410	266,977
AMOUNT DUE FROM ULTIMATE HOLDING COMPANY	3	42,806	42,931
CURRENT ASSETS			
Inventories	5	46,846	52,721
Trade receivables	6	34,353	34,832
Other receivables, deposits and prepayments	7	5,880	5,354
Amounts due from related companies	9	1,215	1,178
Cash and bank balances	10	2,752	882
		91,046	94,967
Less:			
CURRENT LIABILITIES			
Trade payables		3,042	3,188
Other payables and accrued charges		18,609	26,207
Amounts due to related companies	9	488	565
Short term borrowings (secured)	11	56,751	55,256
Provisions	12	7,527	4,230
Term loan (secured)	13	22,672	15,502
		109,089	104,948
Net current liabilities		(18,043)	(9,981)
TERM LOAN (SECURED)	13	(21,546)	(44,218)
		263,627	255,709
Financed by:-			
SHARE CAPITAL	14	203,877	203,877
RESERVES	15	59,750	51,832
		263,627	255,709

The financial statements were approved and authorised for issue by the Board of Directors on 29 October 2002.

The notes set out on pages 22 to 42 form an integral part of, and, should be read in conjunction with, these financial statements.

SILVERSTONE BERHAD
(Incorporated in Malaysia)

BALANCE SHEET AT 30 JUNE 2002

	Note		2001
		RM '000	RM '000
PROPERTY, PLANT AND EQUIPMENT	2	247,468	253,783
AMOUNT DUE FROM ULTIMATE HOLDING COMPANY	3	42,806	42,931
INVESTMENTS IN SUBSIDIARIES	4	510	510
CURRENT ASSETS			
Inventories	5	36,498	39,572
Trade receivables	6	10,910	10,101
Other receivables, deposits and prepayments	7	2,455	1,043
Amounts due from subsidiaries	8	60,446	62,365
Amounts due from related companies	9	1,208	1,172
Cash and bank balances	10	2,505	606
		114,022	114,859
Less:			
CURRENT LIABILITIES			
Trade payables		2,998	3,044
Other payables and accrued charges		11,864	18,672
Amounts due to related companies	9	435	242
Short term borrowings (secured)	11	56,751	55,256
Provisions	12	1,192	1,192
Term loan (secured)	13	22,672	15,502
		95,912	93,908
Net current assets		18,110	20,951
TERM LOAN (SECURED)	13	(21,546)	(44,218)
		287,348	273,957
Financed by:-			
SHARE CAPITAL	14	203,877	203,877
RESERVES	15	83,471	70,080
		287,348	273,957

The financial statements were approved and authorised for issue by the Board of Directors on 29 October 2002.

The notes set out on pages 22 to 42 form an integral part of, and, should be read in conjunction with, these financial statements.

SILVERSTONE BERHAD
(Incorporated in Malaysia)

AND ITS SUBSIDIARIES

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002

	Note	GROUP 2002 RM '000	GROUP 2001 RM '000	COMPANY 2002 RM '000	COMPANY 2001 RM '000
REVENUE	16	223,731	223,335	208,388	208,639
OPERATING PROFIT	16	14,354	14,107	19,805	19,217
Financing costs	17	(6,293)	(6,698)	(6,293)	(6,698)
Interest income	18	1,949	2,649	1,879	2,609
Exceptional item - allowance for amount due from ultimate holding company		(2,000)	(2,000)	(2,000)	(2,000)
PROFIT BEFORE TAXATION		8,010	8,058	13,391	13,128
Tax expense	19	-	-	-	-
NET PROFIT FOR THE YEAR		8,010	8,058	13,391	13,128

The notes set out on pages 22 to 42 form an integral part of, and, should be read in conjunction with, these financial statements.

SILVERSTONE BERHAD
(Incorporated in Malaysia)

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2002

	<------- Non-distributable			------->	Distributable	
	Share capital RM '000	Capital redemption reserve RM '000	Share premium RM '000	Exchange fluctuation reserve RM '000	Retained profits RM '000	Total RM '000
At 1 July 2000	203,877	37	6,824	(59)	36,930	247,609
Net gain not recognised in the income statement	-	-	-	42	-	42
Net profit for the year	-	-	-	-	8,058	8,058
At 30 June 2001	203,877	37	6,824	(17)	44,988	255,709
Net loss not recognised in the income statement	-	-	-	(92)	-	(92)
Net profit for the year	-	-	-	-	8,010	8,010
At 30 June 2002	203,877	37	6,824	(109)	52,998	263,627
	Note 14	Note 15	Note 15			

The notes set out on pages 22 to 42 form an integral part of, and, should be read in conjunction with, these financial statements.

SILVERSTONE BERHAD

(Incorporated in Malaysia)

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2002

	<-- Non-distributable	-->		Distributable	
	Share capital RM '000	Capital redemption reserve RM '000	Share premium RM '000	Retained profits RM '000	Total RM '000
At 1 July 2000	203,877	37	6,824	50,091	260,829
Net profit for the year	-	-	-	13,128	13,128
At 30 June 2001	203,877	37	6,824	63,219	273,957
Net profit for the year	-	-	-	13,391	13,391
At 30 June 2002	203,877	37	6,824	76,610	287,348
	Note 14	Note 15	Note 15		

The notes set out on pages 22 to 42 form an integral part of, and, should be read in conjunction with, these financial statements.

SILVERSTONE BERHAD
(Incorporated in Malaysia)

AND ITS SUBSIDIARIES

GROUP CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2002

		2001
	RM '000	RM '000
Cash flows from operating activities		
Net profit before taxation	8,010	8,058
Adjustments for:-		
Depreciation	16,668	16,759
Interest charged to ultimate holding company	(1,879)	(2,570)
Interest expense - bank overdraft	290	78
- hire purchase	-	7
- term loan	4,050	1,800
- revolving credit	620	2,578
- others	1,333	2,235
(Gain)/Loss on disposal of property, plant and equipment	(91)	995
Gain on foreign exchange - unrealised	(238)	-
Loss on foreign exchange - unrealised	13	137
Overdue interest income	(70)	(79)
Allowance for amount due from ultimate holding company	2,000	2,000
Property, plant and equipment written off	27	-
Operating profit before working capital changes	30,733	31,998
Decrease in inventories	5,875	2,039
Decrease in trade and other receivables	178	4,336
Decrease in trade, other payables and provisions	(4,539)	(16,211)
Decrease in bankers' acceptances	(206)	(16,843)
	1,308	(26,679)
Cash generated from operations	32,041	5,319
Interest paid - bank overdraft	(290)	(78)
- others	(1,333)	(2,235)
Overdue interest income received	70	79
Net cash generated from operating activities	30,488	3,085

		2001
	RM '000	RM '000
Cash flows from investing activities		
Purchase of plant and equipment	(10,347)	(9,968)
Proceeds from disposal of property, plant and equipment	310	147
Net cash used in investing activities	(10,037)	(9,821)
Cash flows from financing activities		
(Repayment of)/Proceeds from term loan	(15,502)	9,063
Repayment from ultimate holding company	4	34
Advances to related companies	(114)	(1,233)
Repayment to hire purchase creditors	-	(28)
Interest paid - term loan	(4,050)	(1,800)
- hire purchase	-	(7)
- revolving credit	(620)	(2,578)
Net cash (used in)/generated from financing activities	(20,282)	3,451
Net increase/(decrease) in cash and cash equivalents	169	(3,285)
Cash and cash equivalents at 1 July	(7,882)	(4,597)
Cash and cash equivalents at 30 June	(7,713)	(7,882)
Analysis of cash and cash equivalents:-		
Cash and bank balances *	2,752	882
Bank overdrafts (secured)	(10,465)	(8,764)
	(7,713)	(7,882)

* Charged as security for banking facilities of the Company as stated in Notes 11 and 13 to the financial statements.

The notes set out on pages 22 to 42 form an integral part of, and, should be read in conjunction with, these financial statements.

SILVERSTONE BERHAD

(Incorporated in Malaysia)

COMPANY CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2002

		2001
	RM	RM
	'000	'000
Cash flows from operating activities		
Net profit before taxation	13,391	13,128
Adjustments for:-		
Depreciation	15,569	15,796
Interest charged to ultimate holding company	(1,879)	(2,570)
Interest charged to subsidiary company	-	(39)
Interest expense - bank overdraft	290	78
- hire purchase	-	7
- term loan	4,050	1,800
- revolving credit	620	2,578
- others	1,333	2,235
(Gain)/Loss on disposal of plant and equipment	(59)	994
Gain on foreign exchange - unrealised	(238)	-
Loss on foreign exchange - unrealised	13	137
Allowance for amount due from ultimate holding Company	2,000	2,000
Operating profit before working capital changes	35,090	36,144
Decrease in inventories	3,074	6,708
(Increase)/Decrease in trade and other receivables	(1,996)	1,659
Decrease in trade, other payables and provisions	(6,854)	(13,190)
Decrease in bankers' acceptances	(206)	(16,843)
	(5,982)	(21,666)
Cash generated from operations	29,108	14,478
Interest paid - bank overdraft	(290)	(78)
- others	(1,333)	(2,235)
Net cash generated from operating activities	27,485	12,165
Cash flows from investing activities		
Purchase of plant and equipment	(9,473)	(8,190)
Proceeds from disposal of plant and equipment	278	88
Net cash used in investing activities	(9,195)	(8,102)

	RM '000	2001 RM '000
Cash flows from financing activities		
Repayment from/(Advances to) subsidiaries	1,919	(10,876)
(Repayment of)/Proceeds from term loan	(15,502)	9,063
Repayment from ultimate holding company	4	34
Advances from/(to) related companies	157	(1,259)
Repayment to hire purchase creditors	-	(28)
Interest paid - term loan	(4,050)	(1,800)
- hire purchase	-	(7)
- revolving credit	(620)	(2,578)
Net cash used in financing activities	(18,092)	(7,451)
Net increase/(decrease) in cash and cash equivalents	198	(3,388)
Cash and cash equivalents at 1 July	(8,158)	(4,770)
Cash and cash equivalents at 30 June	(7,960)	(8,158)

Analysis of cash and cash equivalents:-

Cash and bank balances *	2,505	606
Bank overdrafts (secured)	(10,465)	(8,764)
	(7,960)	(8,158)

* Charged as security for banking facilities of the Company as stated in Notes 11 and 13 to the financial statements.

The notes set out on pages 22 to 42 form an integral part of, and, should be read in conjunction with, these financial statements.

SILVERSTONE BERHAD
(Incorporated in Malaysia)

AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS - 30 JUNE 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies are adopted by the Group and the Company and are consistent with those adopted in previous years except for the adoption of MASB 20 Provisions, Contingent Liabilities and Contingent Assets (see Note 12) which has been applied prospectively.

1.1 Basis of accounting

The financial statements of the Group and of the Company are prepared in compliance with applicable approved accounting standards in Malaysia and on a going concern basis as the Directors are of the opinion that the Restructuring Scheme, as explained in Note 25 to the financial statements, will be successfully implemented.

1.2 Basis of consolidation

Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases. Subsidiaries are consolidated using the acquisition method of accounting.

A subsidiary is excluded from consolidation when control is intended to be temporary if the subsidiary is acquired and held exclusively with a view of its subsequent disposal in the near future and it has not previously been consolidated or it operates under severe long term restrictions which significantly impair its ability to transfer funds to the Company. Subsidiaries excluded on these grounds are accounted for as investments.

Under the acquisition method of accounting, the results of subsidiaries acquired or disposed during the year are included from the date of acquisition or up to the date of disposal. At the date of acquisition, the fair values of the subsidiaries' net assets are determined and these values are reflected in the Group financial statements. The difference between the acquisition cost and the fair values of the subsidiaries' net assets is reflected as goodwill or reserve on consolidation as appropriate.

Intragroup transactions and balances and the resulting unrealised profits are eliminated on consolidation. Unrealised losses resulting from intragroup transactions are also eliminated unless cost cannot be recovered.

1.3 Property, plant and equipment

Property, plant and equipment are stated at cost/valuation less accumulated depreciation and accumulated impairment losses.

It is the Group's and the Company's policy to state its property, plant and equipment at cost. Revaluation of leasehold land in 1987 was carried out primarily for the purpose of issuing bonus shares that was not intended to effect a change in accounting policy to one of revaluation of properties. Hence, in accordance with the transitional provisions of Malaysian Accounting Standards Board (MASB) Approved Accounting Standard IAS 16: Property, Plant and Equipment, the valuation in 1987 has not been updated.

Property, plant and equipment retired from active use and held for disposal are stated at the lower of net book value and net realisable value.

The carrying amounts of property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an item of property, plant and equipment exceeds its recoverable amount. In determining the recoverable amount of property, plant and equipment, expected future cash flows are discounted to their present values. The impairment loss is charged to the income statement unless it reverses a previous revaluation in which case it will be charged to equity. Any subsequent increase in recoverable amount is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. Such subsequent increase in recoverable amount is recognised in the income statement unless it reverses an impairment loss on a revalued asset, in which case it is taken to equity.

1.4 Depreciation

Capital work-in-progress is not amortised. Leasehold land is amortised in equal instalments over the period of the lease except where the leasehold interest has an unexpired term in excess of 50 years (classified as long term leasehold land) in which case no amortisation is provided. Other property, plant and equipment are depreciated on a straight line basis to write off the cost of the assets over the term of their estimated useful lives.

The principal annual rates of depreciation used are as follows:-

	%
Buildings	2 1/2
Plant and machinery	3 1/3 - 33 1/3
Moulds and dies	10 - 20
Computer equipment	20
Furniture and fittings	10
Office equipment	10
Motor vehicles	20
Warehouse equipment	20

1.5 Investments

Long term investments are stated at cost. An allowance is made when the Directors are of the view that there is a diminution in their value which is other than temporary.

1.6 Provisions

A provision is recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle a present obligation (legal or constructive) as a result of a past event and reliable estimate can be made of the amount.

(i) Provision for warranties

A provision for warranties is recognised when the underlying products are sold. It is based on historical warranty data and a weighting of all possible outcomes against the associated probabilities.

(ii) Provision for advertising and sales promotion

A provision for advertising and sales promotion is recognised when the underlying products and services are contracted and committed.

(iii) Provision for special price discounts and incentives

A provision for special price discounts and incentives is recognised when the underlying products are sold.

1.7 Inventories

Raw materials, stores and spares, work-in-progress and finished goods are stated at the lower of cost and net realisable value with weighted average cost being the main basis for cost. For work-in-progress and finished goods, cost consists of materials and direct labour and relevant fixed and variable factory overheads at standard cost adjusted for variances and approximates actual cost on a weighted average basis.

1.8 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances and deposits with banks and highly liquid investments which have an insignificant risk of changes in value. For the purpose of the cash flow statements, cash and cash equivalents are presented net of bank overdrafts and pledged deposits.

1.9 Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to Ringgit Malaysia at rates of exchange ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Ringgit Malaysia at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to Ringgit Malaysia at the foreign exchange rates ruling at the date of the transactions.

(ii) Financial statements of foreign operations

The Group's foreign operations are not considered an integral part of the Company's operations. Accordingly, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Ringgit Malaysia at exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Ringgit Malaysia at average exchange rates applicable throughout the year. Foreign exchange differences arising on translation are recognised directly in equity.

The closing rate used in the translation of foreign currency monetary assets and liabilities and the financial statements of foreign operations for sterling pound is £1 = RM5.77 (2001: £1 = RM5.33).

1.10 Expenses

(a) Financing costs

All interest and other costs incurred in connection with borrowings are expensed as incurred.

(b) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight line basis over the term of the lease.

1.11 Revenue

(a) Goods sold

Revenue from sale of goods is measured at the fair value of the consideration receivable and is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

(b) Interest income

Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.

(c) Dividend income

Dividend income is recognised when the right to receive payment is established.

1.12 Taxation

The tax expense in the income statement represents taxation at current tax rates based on profit earned during the year.

Deferred taxation is provided on the liability method for all timing differences except where no liability is expected to arise in the foreseeable future and there are no indications the timing differences will reverse thereafter. Deferred tax benefits are only recognised where there is a reasonable expectation of realisation in the near future.

2. PROPERTY, PLANT AND EQUIPMENT

GROUP

At Cost/ Valuation	Long term leasehold land and buildings (Note 2.1) RM '000	Capital work-in-progress RM '000	Plant and machinery, moulds, dies and warehouse equipment RM '000	Office equipment, furniture and fittings and motor vehicles RM '000	Total RM '000
At 1 July 2001	76,861	4,822	297,034	13,160	391,877
Additions	245	8,401	236	1,465	10,347
Transfers	1,700	(5,604)	3,886	18	-
Disposals	(12)	-	(213)	(1,047)	(1,272)
Write off	(14)	-	(7)	(119)	(140)
Reclassifications	(7)	-	211	(204)	-
At 30 June 2002	78,773	7,619	301,147	13,273	400,812
Representing items at:-					
Cost	76,027	7,619	301,147	13,273	398,066
Directors' valuation	2,746	-	-	-	2,746
	78,773	7,619	301,147	13,273	400,812
Accumulated Depreciation					
At 1 July 2001	13,972	-	100,873	10,055	124,900
Charge for the year	1,805	-	13,563	1,300	16,668
Disposals	(2)	-	(122)	(929)	(1,053)
Write off	(3)	-	(6)	(104)	(113)
Reclassifications	-	-	148	(148)	-
At 30 June 2002	15,772	-	114,456	10,174	140,402
Net Book Value					
At 30 June 2002	63,001	7,619	186,691	3,099	260,410
At 30 June 2001	62,889	4,822	196,161	3,105	266,977
Depreciation charge for the year ended 30 June 2001	1,789	-	13,761	1,209	16,759

COMPANY

	Long term leasehold land and buildings (Note 2.1) RM '000	Capital work-in-progress RM '000	Plant and machinery, moulds, dies and warehouse equipment RM '000	Office equipment, furniture and fittings and motor vehicles RM '000	Total RM '000
At Cost/Valuation					
At 1 July 2001	69,874	3,232	291,958	9,489	374,553
Additions	-	8,401	-	1,072	9,473
Transfers	849	(4,040)	3,173	18	-
Disposals	(12)	-	(213)	(878)	(1,103)
At 30 June 2002	70,711	7,593	294,918	9,701	382,923
Representing items at:-					
Cost	67,965	7,593	294,918	9,701	380,177
Directors' valuation	2,746	-	-	-	2,746
	70,711	7,593	294,918	9,701	382,923
Accumulated Depreciation					
At 1 July 2001	13,701	-	99,463	7,606	120,770
Charge for the year	1,683	-	12,973	913	15,569
Disposals	(2)	-	(122)	(760)	(884)
At 30 June 2002	15,382	-	112,314	7,759	135,455
Net Book Value					
At 30 June 2002	55,329	7,593	182,604	1,942	247,468
At 30 June 2001	56,173	3,232	192,495	1,883	253,783
Depreciation charge for the year ended 30 June 2001	1,674	-	13,263	859	15,796

2.1 Long term leasehold land and buildings

GROUP

At Cost/Valuation	Long term leasehold land RM '000	Buildings RM '000	Total RM '000
At 1 July 2001	5,098	71,763	76,861
Additions	-	245	245
Transfers	-	1,700	1,700
Disposals	-	(12)	(12)
Write off	-	(14)	(14)
Reclassifications	-	(7)	(7)
At 30 June 2002	5,098	73,675	78,773

GROUP	Long term leasehold land RM '000	Buildings RM '000	Total RM '000
Representing items at:-			
Cost	2,352	73,675	76,027
Directors' valuation	2,746	-	2,746
	5,098	73,675	78,773
Accumulated Depreciation			
At 1 July 2001	-	13,972	13,972
Charge for the year	-	1,805	1,805
Disposals	-	(2)	(2)
Write off	-	(3)	(3)
At 30 June 2002	-	15,772	15,772
Net Book Value			
At 30 June 2002	5,098	57,903	63,001
At 30 June 2001	5,098	57,791	62,889
Depreciation charge for the year ended 30 June 2001	-	1,789	1,789

COMPANY

At Cost/ Valuation			
At 1 July 2001	2,746	67,128	69,874
Transfers	-	849	849
Disposals	-	(12)	(12)
At 30 June 2002	2,746	67,965	70,711
Representing items at:-			
Cost	-	67,965	67,965
Directors' valuation	2,746	-	2,746
	2,746	67,965	70,711
Accumulated Depreciation			
At 1 July 2001	-	13,701	13,701
Charge for the year	-	1,683	1,683
Disposals	-	(2)	(2)
At 30 June 2002	-	15,382	15,382
Net Book Value			
At 30 June 2002	2,746	52,583	55,329
At 30 June 2001	2,746	53,427	56,173
Depreciation charge for the year ended 30 June 2001	-	1,674	1,674

The long term leasehold land of the Company was revalued by a firm of professional valuers on 3 March 1987 on the open market value basis and the Directors have incorporated this valuation into the financial statements. Subsequent additions thereafter are stated at cost.

The potential Real Property Gains Tax liability in respect of the surplus arising on revaluation of property, plant and equipment is not provided for as the Directors have no intention to dispose of these assets.

The carrying value of the long term leasehold land had this asset been carried at cost is RM350,339 (2001: RM350,339). This leasehold land has an unexpired term in excess of 50 years in which case no amortisation is provided.

The Company's property, plant and equipment have been pledged as securities for banking facilities granted to the Company as stated in Notes 11 and 13 to the financial statements.

3. AMOUNT DUE FROM ULTIMATE HOLDING COMPANY

	GROUP/COMPANY	
	2002	2001
	RM	RM
	'000	'000
Amount due from ultimate holding company	46,806	44,931
Less: Allowance for amount due from ultimate holding company	(4,000)	(2,000)
	42,806	42,931

The Directors regard Amsteel, a company incorporated in Malaysia, as the ultimate holding company.

The amount due from Amsteel is unsecured and interest is charged at an average rate of 8.2% (2001: 6.9%) per annum.

Amsteel is at present undergoing an exercise to restructure its debts as referred to in Note 25 and in the opinion of the Directors, the balance owing from Amsteel will be fully recovered when the restructuring scheme is successfully implemented.

4. INVESTMENTS IN SUBSIDIARIES

	COMPANY	
	2002	2001
	RM	RM
	'000	'000
Unquoted shares at cost		
- Malaysia	510	510
- Overseas	*	*
	510	510

* *RM8*

Details of subsidiaries are as follows:-

Name of Company	Country of incorporation	Shareholdings (%) 2002	2001	Principal activities
Silverstone Marketing Sdn Bhd	Malaysia	100	100	Distribution of tyres, rubber compounds and other related rubber products
Pine Castle Sdn Bhd	Malaysia	100	100	Retreading tyres
Silverstone Tyreplus Pty Ltd ** # ^	Australia	100	100	Dormant
Silverstone Tire & Rubber (UK) Company Limited **	United Kingdom	100	100	Ceased business in sale and distribution of tyres

** *not audited by KPMG*

the financial statements of this subsidiary are not required to be audited in the country of incorporation and the Directors have consolidated its results based on management financial statements

^ *held through Silverstone Marketing Sdn Bhd*

5. INVENTORIES

	GROUP		COMPANY	
At Cost	2002 RM '000	2001 RM '000	2002 RM '000	2001 RM '000
These comprise:-				
Finished goods	16,559	24,507	11,102	15,875
Work-in-progress	4,324	3,736	3,826	3,200
Raw materials	12,354	10,880	12,014	10,412
Stores and spares	9,260	9,290	9,152	9,221
	42,497	48,413	36,094	38,708
Goods-in-transit	4,349	4,308	404	864
	46,846	52,721	36,498	39,572

Group/Company

During the year, there was a reversal of a writedown of the Company's work-in-progress inventories of RM655,000 (2001: RM58,000) as a result of the recycling of part of the slow moving work-in-progress inventories.

6. TRADE RECEIVABLES

	GROUP		COMPANY	
	2002 RM '000	2001 RM '000	2002 RM '000	2001 RM '000
Trade receivables	44,180	43,657	16,022	14,506
Less: Allowance for doubtful debts				
Balance at 1 July	8,825	10,809	4,405	3,846
Allowance for the year	2,215	2,135	707	559
Written off	(1,213)	(4,119)	-	-
Balance at 30 June	(9,827)	(8,825)	(5,112)	(4,405)
	34,353	34,832	10,910	10,101

Included in trade receivables of the Company are amounts totalling RM809,137 (2001: RM1,525,975) due from a company which has a common Director with the Company.

7. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

Included in other receivables, deposits and prepayments of the Group are amounts totalling RM1,534 (2001: RM380,854) due from companies which have a common Director with the Company.

8. AMOUNTS DUE FROM SUBSIDIARIES

	COMPANY	
	2002 RM '000	2001 RM '000
Amounts due from subsidiaries	108,446	110,365
Less: Allowance for amount due from a subsidiary	(48,000)	(48,000)
	60,446	62,365

The amounts due from subsidiaries are interest free and have no fixed terms of repayment.

The amounts due from subsidiaries as at 30 June 2002 have been charged as security for the Company's restructured banking facility as mentioned in Notes 11 and 13 to the financial statements.

9. AMOUNTS DUE FROM/(TO) RELATED COMPANIES

The amounts due from/(to) related companies are interest free, unsecured and have no fixed terms of repayment.

The amounts due from related companies as at 30 June 2002 have been charged as security for the Company's restructured banking facility as mentioned in Notes 11 and 13 to the financial statements.

10. CASH AND BANK BALANCES

Cash and bank balances as at 30 June 2002 have been charged as security for the Company's restructured banking facility as mentioned in Notes 11 and 13 to the financial statements.

11. SHORT TERM BORROWINGS (SECURED)

	GROUP/COMPANY	
	2002	**2001**
	RM	RM
	'000	'000
Revolving credit	13,545	13,545
Bank overdrafts	10,465	8,764
Bankers' acceptances	32,741	32,947
	56,751	55,256

The interest rates applicable to the revolving credit ranged from 3.4% to 6.7% (2001: 3.8% to 8.8%) per annum.

The interest rates applicable to bank overdrafts and bankers' acceptances ranged from 3.9% to 8.4% (2001: 3.7% to 9.3%) per annum.

The revolving credit, bank overdrafts and bankers' acceptances are secured by:

(i) Debenture containing first floating charge over all present and future current assets of the Company.

(ii) Debenture containing first floating charge over all present and future current assets of its subsidiaries, Silverstone Marketing Sdn Bhd and Pine Castle Sdn Bhd.

(iii) Assignment of insurance policies in respect of the future current assets of the Company and its subsidiaries, Silverstone Marketing Sdn Bhd and Pine Castle Sdn Bhd.

The main covenants of the above facilities are disclosed in Note 13 to the financial statements.

12. PROVISIONS

GROUP

	Warranties	**Advertising and sales promotion**	**Special price discounts and incentives**	**Total**
	RM	RM	RM	RM
	'000	'000	'000	'000
Balance at 1 July 2001	1,192	1,279	1,759	4,230
Provisions made during the year	-	7,237	15,420	22,657
Provisions used during the year	-	(7,356)	(12,004)	(19,360)
Balance at 30 June 2002	1,192	1,160	5,175	7,527

COMPANY

	Warranties RM '000
Balance at 1 July 2001	1,192
Provision made during the year	-
Provision used during the year	-
Balance at 30 June 2002	1,192

Warranties

The provision for warranties relates to tyres sold. The provision is based on historical warranty data and a weighting of all possible outcomes against the associated probabilities. The Company expects to incur the liability over the next 4 years as tyres are guaranteed for 4 years from the production date.

Advertising and sales promotion

The provision for advertising and sales promotion relates to expenses incurred for one of the subsidiaries' day to day advertising and promotions and also motorsports events. The provision is made based on contractual arrangements and commitments entered into by the subsidiary company. The subsidiary company expects to settle the liability over the next year.

Special price discounts and incentives

The provision for special price discounts and incentives is made by one of the subsidiaries and is given to dealers and relates to their purchases and sales of tyres. The provision is made based on a relevant percentage of purchases and sales made by them during the year. The subsidiary company expects to settle the liability over the next year.

13. TERM LOAN (SECURED)

Term loan is payable as follows:

	GROUP/COMPANY 2002 RM '000	2001 RM '000
Repayable under 1 year	22,672	15,502
Repayable between 1 to 2 years	21,546	22,672
Repayable between 2 to 5 years	-	21,546
	21,546	44,218
	44,218	59,720

The term loan is repayable in equal quarterly instalments over a period of 5 years commencing March 2001. The interest rates applicable to the term loan ranged from 3.4% to 8.4% (2001: 5.3% to 8.4%) per annum.

The term loan is secured by:-

(i) First National Land Code charge on landed properties of the Company with a net book value of RM55 million (2001: RM56 million).

(ii) Debenture containing first fixed charge over all property, plant and equipment of the Company with a net book value of approximately RM247 million (2001: RM254 million).

(iii) Assignment of insurance policies over charged properties and assets of the Company.

The main covenants of the banking facilities are as follows:

(i) Maintain insurances on property, plant and equipment charged.

(ii) Remittance of monies into the Interest and Principal Service Account to service the interest and principal payments on the Restructured Term Loan.

(iii) Disposal of its assets outside the ordinary course of business cannot exceed an aggregate net book value of RM5 million.

(iv) The existing Lenders shall consent to security sharing with future new lenders, provided that such future borrowings in aggregate shall not exceed the sum of RM10,000,000 and subject always to the financial covenants having been complied with.

(v) No changes in shareholdings which would result in the emergence of a new controlling shareholder in the Company (other than the proposed acquisition of the Company by Angkasa Marketing Berhad ["AMB"]).

(vi) Dividends declared are solely for the purpose of enabling AMB, upon becoming the holding company upon completion of the Group-Wide Restructuring Scheme currently undertaken by the Amsteel Group, to redeem AMB Bonds and to pay AMB Consolidated and Rescheduled USD Debt.

(vii) Upstreaming of funds to AMB is not allowed unless:

- The restructured Term Loan has been fully repaid;
- The outstanding amounts due pursuant to the Restructured Working Capital Facilities have been paid;
- All financial covenants agreed with the Company's lenders in the Master Restructuring Agreement for the Restructured Working Capital Facilities and Term Loan Facility ("MRA") have been complied with; and
- There have been no default under the MRA.

(viii) Required minimum level of ratio of consolidated earnings before interest, tax, depreciation and amortisation to the sum of interest, fees and all financing charges is 1.25.

(ix) Required minimum level of Group current ratio is 0.8.

(x) Required minimum Group tangible net worth of RM185 million.

(xi) Ratio of Group total liabilities and bank borrowings to Group tangible net worth is limited to 1.0 and 0.9 respectively.

14. SHARE CAPITAL

	GROUP/COMPANY	
	2002	2001
	RM	RM
	'000	'000
Authorised:-		
210,000,000 ordinary shares of RM1 each	210,000	210,000
Issued and fully paid:-		
203,877,500 ordinary shares of RM1 each	203,877	203,877

15. RESERVES

Included in reserves are:

(i) Share premium arose from the rights issue of shares in previous years.

(ii) Capital redemption reserve arose from the redemption of loan stocks out of profits of the Company.

16. OPERATING PROFIT

	GROUP		COMPANY	
	2002	2001	2002	2001
	RM	RM	RM	RM
	'000	'000	'000	'000
Revenue *	223,731	223,335	208,388	208,639
Other operating income/(loss)	2,834	(593)	2,647	(657)
Changes in inventories	(9,092)	1,093	(4,740)	(3,170)
Raw material and consumables used	(116,121)	(115,929)	(113,808)	(112,835)
Staff costs	(25,920)	(24,409)	(21,289)	(20,112)
Depreciation and amortisation expenditure	(16,668)	(16,759)	(15,569)	(15,796)
Operating expenses	(44,410)	(52,631)	(35,824)	(36,852)
	(209,377)	(209,228)	(188,583)	(189,422)
Operating profit	14,354	14,107	19,805	19,217

* Revenue represents the invoiced value of tyres sold net of returns, discounts and distributors' allowances.

	GROUP		COMPANY	
	2002	2001	2002	2001
	RM	RM	RM	RM
	'000	'000	'000	'000
Operating profit is arrived at after charging:-				
Allowance for doubtful debts (Note 6)	2,215	2,135	707	559
Auditors' remuneration				
- current year	64	73	33	33
- previous year underprovided	-	3	-	2
Bad debts	2	529	-	-
Directors' remuneration	121	100	121	100
Lease rental	223	90	223	90
Property, plant and equipment written off	27	-	-	-
Loss on disposal of property, plant and equipment	-	995	-	994
Loss on foreign exchange				
- realised	35	310	35	310
- unrealised	13	137	13	137
Rental of premises	2,306	2,766	129	634
Rental of machinery	60	99	60	60
Retirement benefits	7	7	7	7
Rental of office equipment	45	11	8	11
Royalty	-	493	-	493
And after crediting:-				
Bad debts recovered	16	-	-	-
Gain on disposal of plant and equipment	91	-	59	-
Gain on foreign exchange				
- realised	468	407	466	403
- unrealised	238	-	238	-
Reversal of allowance for slow moving inventories	655	58	655	58
Accrual for royalty written back	1,787	-	1,787	-

17. FINANCING COSTS

	GROUP/COMPANY	
	2002	2001
	RM	RM
	'000	'000
Bank overdraft interest	290	78
Revolving credit interest	620	2,578
Term loan interest	4,050	1,800
Hire purchase interest	-	7
Other interest	1,333	2,235
	6,293	6,698

18. INTEREST INCOME

	GROUP		COMPANY	
	2002 RM '000	2001 RM '000	2002 RM '000	2001 RM '000
Interest charged to ultimate holding company	1,879	2,570	1,879	2,570
Interest charged to a subsidiary company	-	-	-	39
Overdue interest	70	79	-	-
	1,949	2,649	1,879	2,609

19. TAX EXPENSE

(i) No provision for taxation is made for the Company for the year due to the availability of unabsorbed capital allowances brought forward. Tax savings arising therefrom amounted to approximately RM10,500,000.

The Company has unabsorbed capital allowances for the pre-pioneer period up to 1 May 1991 amounting to approximately RM28,743,000 (2001: RM23,185,000). In addition, the Company has unutilised tax losses for the pre-pioneer period amounting to approximately RM2,393,000 (2001: RM2,393,000). This is subject to agreement with the Inland Revenue Board.

The subsidiaries have unutilised tax losses and unabsorbed capital allowances amounting to approximately RM55,110,000 (2001: RM52,643,000) and RM10,199,000 (2001: RM8,174,000) respectively, subject to agreement with the Inland Revenue Board.

Subject to agreement with the Inland Revenue Board, there are sufficient tax exempt profits for the Company to distribute in full all the distributable reserves at 30 June 2002, if paid out as dividends.

(ii) Details of potential deferred tax benefits, calculated under the liability method are set out below:-

	COMPANY 2002 RM '000	2001 RM '000
Cumulative timing differences		
(Excess)/Deficit of capital allowances over book depreciation	(15,000)	17,000
Unabsorbed capital allowances	111,000	138,000
Unutilised tax losses	2,400	2,000
Others	10,600	4,000
	124,000	144,000
	109,000	161,000
Potential deferred tax benefits at 28% (2001: 28%) thereon not taken up in the financial statements	31,000	45,000

The unutilised tax losses and unabsorbed capital allowances disclosed above are subject to agreement by the Inland Revenue Board.

The qualifying cost of assets eligible for capital allowances as at 30 June 2002 is approximately RM382,735,000 (2001: RM343,237,000) subject to agreement with the Inland Revenue Board. The unutilised capital allowances and tax written down value for these qualifying assets have been accounted for in the above cumulative timing differences.

20. EMPLOYEE INFORMATION

The average number of employees of the Group and of the Company (including Directors) during the year were approximately 1,141 (2001: 1,108) and 978 (2001: 965) respectively.

21. RELATED PARTIES

Related parties are entities in which a Director or a substantial shareholder of the Company or its subsidiaries or related companies or persons connected to such a Director or substantial shareholder has an interest.

Controlling related party relationships are as follows:-

i) The ultimate holding company as disclosed in Note 3.

ii) Its subsidiaries as disclosed in Note 4.

There were no related party transactions between the Company and its Directors, key management personnel and close members of their families.

Related party transactions

Significant transactions and balances with related parties other than those disclosed elsewhere in the financial statements are as follows:-

(a) Transactions with subsidiaries

	COMPANY	
	2002	2001
	RM	RM
	'000	'000
Sales of tyres to subsidiary companies	146,877	152,981

Details of relationship with subsidiaries and aggregate amounts receivable are disclosed in Notes 4 and 8 to the financial statements.

(b) Transactions with related companies

	GROUP		COMPANY	
	2002	2001	2002	2001
	RM	RM	RM	RM
	'000	'000	'000	'000
Sales of tyres				
- Lion Suzuki Motor Sdn Bhd	408	283	390	228
- Singa Logistics Sdn Bhd	340	-	-	-
- Sabah Forest Industries Sdn Bhd	19	-	-	-
Purchases of goods and services				
- Lion Tooling Sdn Bhd	12	34	12	34
- Lion Suzuki Motor Sdn Bhd	260	214	20	-
- Angkasa Marketing Berhad	-	136	-	136
- Secom (Malaysia) Sdn Bhd	105	148	23	106
- Posim Petroleum Marketing Sdn Bhd	2,186	2,486	2,186	2,446
- Posim Industrial Equipment Sdn Bhd	-	2	-	2
- Posim Berhad	-	111	-	-

	GROUP		COMPANY	
	2002	2001	2002	2001
	RM	RM	RM	RM
	'000	'000	'000	'000
Purchase of plant and equipment				
- Lion Suzuki Motor Sdn Bhd	23	-	-	-
Rental of premises				
- Lion Suzuki Motor Sdn Bhd	1,641	1,602	-	-

(c) Transactions with related parties that have a common substantial shareholder with the Group/Company

	GROUP		COMPANY	
	2002	2001	2002	2001
	RM	RM	RM	RM
	'000	'000	'000	'000
Sales of tyres				
- Kinabalu Motor Assembly Sdn Bhd	241	634	241	634
Purchases of goods and services				
- Lion Trading & Marketing Sdn Bhd	16	15	16	15
- Secretarial Communications Sdn Bhd	24	23	24	23
- Kinabalu Motor Assembly Sdn Bhd	14	-	-	-
- Affin Insurance Brokers Sdn Bhd	145	48	-	-
Purchase of plant and equipment				
- Kinabalu Motor Assembly Sdn Bhd	80	-	-	-
Rental of premises				
- Kinabalu Motor Assembly Sdn Bhd	182	198	-	-

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under normal commercial terms not more favourable to the related party than those generally available to the public.

22. CAPITAL COMMITMENTS

	GROUP		COMPANY	
	2002 RM '000	2001 RM '000	2002 RM '000	2001 RM '000
Property, plant and equipment:-				
Contracted but not provided for in the financial statements	2,376	1,685	2,350	1,326
Authorised but not contracted for	11,663	11,098	11,659	11,083

23. OPERATING LEASES

Total future minimum lease payments under non-cancellable operating leases are as follows:-

	GROUP/COMPANY	
	2002 RM '000	2001 RM '000
Less than one year	366	90
Between one and five years	514	45
	880	135

The Company leases certain equipment under three operating leases. The leases typically run for an initial period of three years, with an option to renew the leases after that date as long as the Company is not in default in respect of the leases. None of the leases include contingent rentals.

The leases expire between year 2003 and 2005.

24. CONTINGENT LIABILITY (UNSECURED)

The Company has agreed to provide continuing financial support to the subsidiary companies for a period of twelve months from 1 July 2002, to enable them to meet their obligations of RM80,664,000 (2001: RM79,165,000) as and when they fall due during this period.

25. RESTRUCTURING SCHEME

Amsteel, the Company's ultimate holding company, AMB, Lion Land Berhad and Lion Corporation Berhad ("LCB") (individually referred to as "PLC" and collectively referred to as the "Lion Group") had on 5 July 2000, 8 October 2001 and 26 March 2002 jointly announced a Proposed Group Wide Restructuring Scheme and subsequent revisions thereto ("Proposed GWRS") which amongst others entails the proposed debt and corporate restructuring exercise for the PLCs and their respective subsidiary companies ("PLC Group") within the Lion Group.

The Proposed GWRS is intended to streamline each PLC Group to facilitate the tapping of future dividends/cash flows from key operating companies in the Lion Group. The Proposed GWRS also envisages a proposed divestment programme such that each PLC will have one-two core businesses.

It was also a proposal under the Proposed GWRS that AMB would acquire 100% of the equity interest from the existing shareholders of the Company by the issuance of new AMB shares subsequent to which, the Company shall be a wholly-owned subsidiary of AMB and a key operating company within the restructured AMB Group. AMB's 100% ownership will facilitate the dividends and cash flows of the Company to be upstreamed to support the repayment of debts in the AMB Group.

The shareholders of the Company had on 26 September 2002 approved the scheme of arrangement between the Company and its shareholders pursuant to Section 176 of the Companies Act, 1965 involving the proposed acquisition by AMB of 100% equity interest in the Company from the shareholders of the Company ("Proposed Silverstone Scheme").

The Proposed Silverstone Scheme remains subject to, *inter alia*, the following conditions precedent:

i. the approval of the shareholders of AMB;
ii. the Proposed Silverstone Scheme being sanctioned by the High Court pursuant to Section 176 of the Companies Act, 1965; and
iii. the Proposed GWRS being unconditional.

The Directors are of the opinion that the Proposed Silverstone Scheme and the Proposed GWRS will be successfully implemented.

26. COMPARATIVE FIGURES

The following comparative figures have been restated to conform with current year's presentation:-

	GROUP		**COMPANY**	
Balance sheet	**As restated 2001** RM '000	**As previously stated 2001** RM '000	**As restated 2001** RM '000	**As previously stated 2001** RM '000
Other payables and accrued charges	26,207	30,437	18,672	19,864
Provisions	4,230	-	1,192	-

The above restatements are in respect of reclassification of provision for warranties, advertising and sales promotion, special price discounts and incentives from other payables and accrued charges to provisions to conform with the disclosures required under MASB 20 Provisions, Contingent Liabilities and Contingent Assets.

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